Form 10-K, Exhibit 13
period 1998-12-31
KILLBUCK BANCSHARES INC
filed 1999-03-31
CIK 1060455

                       Killbuck Bancshares, Inc.


Corporate Profile

Killbuck Bancshares, Inc. (the "Company") was incorporated under the laws of the State of Ohio on November 29, 1991 at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of The Killbuck Savings Bank Company. In November, 1992, the Company became the sole shareholder of the Bank. The Bank carries on business under the name "The Killbuck Savings Bank Company." The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio.

The Killbuck Savings Bank Company was established under the banking laws of the State of Ohio in November of 1900. The Bank is headquartered in Killbuck, Ohio, which is located in the northeast portion of Ohio, in Holmes County.
The Bank is insured by the Federal Deposit Insurance Corporation, and is regulated by the Ohio Division of Financial Institutions and the Board of Governors of the Federal Reserve System.

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, interest-bearing accounts, safe deposit facilities, real estate mortgage loans and installment loans. The Bank also makes secured and unsecured commercial loans.

Stock Market Information

There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information is based on information reported to the Company by individual buyers and sellers of the Company stock. The following table summarizes the high and low prices and dividend information for 1998 and 1997, adjusted for the five for one stock split on May 1, 1998. Cash dividends are paid on a semi-annual basis.

                                                                  Cash
                                                                Dividends
  Quarter Ended                                High      Low      Paid
-----------------                            -------   -------  ---------

1998 March 31                                 $69.50    $69.50     N/A
     June 30                                 Unknown   Unknown     .50
     September 30                              82.63     82.63     N/A
     December 31                               90.56     85.31     .55

1997 March 31                                Unknown   Unknown     N/A
    June 30                                    54.30     54.30     .44
    September 30                               55.99     55.51     N/A
    December 31                              Unknown   Unknown     .48

At December 31, 1998 the Company had approximately 931 shareholders of record.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

                                                                Year Ended December 31,
                                            --------------------------------------------------------------
                                              1998          1997         1996         1995         1994
                                            --------      --------     --------     --------     ---------
Statements of earnings:
    Total interest income                   $ 16,024      $ 15,224     $ 13,982     $ 12,811     $ 10,512
    Total interest expense                     7,892         7,344        6,626        5,816        4,232
                                            --------      --------     --------     --------     ---------
      Net interest income                      8,132         7,880        7,356        6,995        6,280
    Provision for loan losses                    183           180          180          180          180
                                            --------      --------     --------     --------     ---------
      Net interest income after
      provision for loan losses                7,949         7,700        7,176        6,815        6,100
                                            --------      --------     --------     --------     ---------
    Security gains (losses)                        0             0            0            0            1
    Other                                        558           449          439          411          432
                                            --------      --------     --------     --------     ---------
      Total noninterest income                   558           449          439          411          433
    Total noninterest expenses                 4,574         4,036        3,799        3,610        3,532
                                            --------      --------     --------     --------     ---------
      Earnings before federal
      income taxes                             3,933         4,113        3,816        3,616        3,001
    Federal income tax expense                 1,017         1,108        1,069          989          785
                                            --------      --------     --------     --------     ---------
      Net earnings                          $  2,916      $  3,005     $  2,747     $  2,627     $  2,216
                                            ========      ========     ========     ========     =========

Per share data
    Net earnings (1)                           $4.37         $4.52        $4.10        $3.89        $3.28
    Dividends (1)                              $1.05         $0.92        $0.76        $0.65        $0.59
    Book value (at period end)(1)             $38.90        $33.48       $29.86       $27.06       $23.71

Average no. of shares outstanding (1)        666,779       665,215      669,465      675,000      675,000

Year-end balances:
    Total loans                             $137,891      $122,034     $116,259     $107,255     $103,238
    Securities                                66,777        58,477       51,208       42,171       35,320
    Total assets                             231,994       197,909      182,692      172,522      149,493
    Deposits                                 192,079       163,809      157,399      150,413      132,112
    Borrowings                                11,922        11,455        4,815        3,329          994
    Shareholders' equity                      27,437        22,158       19,934       18,266       16,004

Significant ratios:
    Return on average assets                    1.40%         1.55%        1.56%        1.66%        1.52%
    Return on average equity                   12.35         14.26        14.57        15.20        14.53
    Dividends per share to net
      income per share                         24.03         20.35        18.54        16.71        17.99
    Average equity to
      average assets                           11.32         10.86        10.73        10.93        10.46
    Loans to deposits                          71.79         74.50        73.86        71.31        78.14
    Allowance for loan
      loss to total loans                       1.34          1.43         1.42         1.44         1.34

(1) Adjusted for 5 for 1 stock split in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Killbuck Bancshares, Inc. ("Killbuck" or the "Company") is the parent holding company for the Killbuck Savings Bank Company (the "Bank"). The following discussion and analysis is intended to provide information about the financial condition and results of operation of the Company and should be read in conjunction with the audited Consolidated Financial Statements, footnotes and other discussions appearing elsewhere in this annual report and the Company's Form 10-K.

Certain information presented in this discussion and analysis and other statements concerning future performance, developments or events, and expectations for growth and market forecasts constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations, changes in local or national economic conditions, and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

Overview

The reported results of the Bank are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

During 1998, the Company completed the merger of Commercial and Savings Bank Company of Danville, Ohio with, and into the Bank. This merger will allow us to better serve our existing clients in this area, while allowing the Bank the opportunity to attract new customers from the Danville area.

Also during 1998, the Bank acquired land in Sugarcreek, Ohio for the purpose of building a branch facility. The Bank anticipates construction to begin in the spring of 1999 with completion anticipated in late 1999 or early 2000. This new location will give the Bank a presence in the Sugarcreek, Ohio area and allow the Bank the opportunity to attract new customers in this area.

RESULTS OF OPERATIONS

Summary

For 1998 Killbuck posted net income of $2.9 million compared to $3.0 million for 1997 and $2.7 million for 1996.

Other operating income was $558,000 for 1998 compared to $449,000 for 1997 and $439,000 for 1996.

Total other operating expenses were $4.6 million in 1998 compared to $4.0 million in 1997 and $3.8 million in 1996.

Earnings per share for 1998 were $4.37 compared to $4.52 for 1997 and $4.10 for 1996. These earnings per share are adjusted for the 5 for 1 stock split in 1998 and for the additional shares issued due to the merger in 1998.

NET INTEREST INCOME

The Company's net interest income increased by $252,000 in 1998 from 1997 and $524,000 in 1997 from 1996.

Total interest income increased by $800,000 or 5% for 1998 from 1997. The increase of $800,000 for 1998 resulted primarily from an increase of $553,000 in interest income on loans and $268,000 in interest income on Federal Funds sold. The increase in loan and Federal Funds sold interest income resulted primarily from an increase in the average outstanding balance of the loan portfolio of $7.7 million and an increase in the average outstanding balance of Federal Funds sold of $5.2 million.

The increase in loan volume served to offset the reduction in the current yield on the loan portfolio which declined 14 basis points to 9.47%. The decline in yield is due to a general decline in long-term interest rates, combined with increased competition for loan customers. Should the current interest rate environment prevail and the level of competition continue, it is possible the overall yield on the loan portfolio will decline further.

Total interest income increased by $1.2 million or 9% for 1997 from 1996 due mainly to an increase in the average outstanding balance of the loan and investment portfolios of $7.5 million and $9.0 million respectively.

The yield on earning assets was 8.06%, 8.26% and 8.38% for 1998, 1997 and 1996 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates and increased competition for loans.

Interest expense for 1998 increased by $548,000 from 1997 and by $718,000 for 1997 from 1996. These increases were due mainly to increases in the average volume of interest bearing liabilities which rose $10.7 million during 1998 and $14.9 million during 1997. The average volume of time deposit and Federal Home Loan Bank advances increased $6.9 million and $2.3 million respectively in 1998 while time deposits, interest bearing demand and money market, and Federal Loan Bank advances increased $5.7 million, $5.1 million and $2.6 million respectively for 1997.

The cost on interest bearing liabilities was 4.85% for 1998 and 4.83% for 1997 and 1996. The slight increase for 1998 is due to an increase in the percentage of higher yield paying categories of time deposits and Federal Home Loan Bank advances for 1998.

As a result of the decrease in the yield on total earning assets and the slight increase in cost of interest-bearing liabilities, the net yield on earning assets has decreased the last three years. The net yield on interest earning assets is 4.09%, 4.27% and 4.41% for 1998, 1997 and 1996 respectively.

The following table sets forth, for the periods indicated, information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate paid, net interest income, interest rate spread and the net yield on interest-earning assets (dollars in thousands):

Average Balance Sheet and Net Interest Analysis

                                                                      For the Year Ended December 31
                                        --------------------------------------------------------------------------------------------
                                                    1998                            1997                           1996
                                        ----------------------------    ----------------------------    ----------------------------
                                        Average               Yield/    Average               Yield/    Average               Yield/
                                        Balance    Interest    Rate     Balance    Interest    Rate     Balance    Interest    Rate
                                        --------   --------   ------    --------   --------   ------    --------   --------   ------
Assets
Interest earning assets:
   Loans (1)(2)(3)                      $127,214   $ 12,043    9.47%    $119,552   $ 11,490    9.61%    $112,005   $ 10,820    9.66%
   Securities   taxable (4)               33,800      2,059    6.09%      36,389      2,285    6.28%      29,940      1,898    6.34%
   Securities   nontaxable                24,857      1,212    4.88%      20,641      1,012    4.90%      18,268        891    4.88%
   Securities   equity (4)(5)              1,078         70    6.49%       1,008         65    6.45%         805         49    6.09%
   Federal funds sold                     11,904        640    5.38%       6,749        372    5.51%       5,902        324    5.49%
                                        --------   --------             --------   --------             --------   --------
     Total interest   earnings assets    198,853     16,024    8.06%     184,339     15,224    8.26%     166,920     13,982    8.38%
                                                   --------                        --------                        --------

Noninterest-earning assets
   Cash and due from other Institutions    6,625                           6,144                           5,635
   Premises and equipment, net             2,891                           2,888                           2,914
   Accrued interest                        1,164                           1,549                           1,386
   Other assets                              842                             697                             571
   Less allowance for loan losses         (1,810)                         (1,694)                         (1,619)
                                        --------                        --------                        --------
     Total                              $208,565                        $193,923                        $175,807
                                        ========                        ========                        ========


                                                                      For the Year Ended December 31
                                        --------------------------------------------------------------------------------------------
                                                      1998                            1997                             1996
                                        ----------------------------    ----------------------------    ----------------------------
                                        Average                Yield/   Average               Yield/    Average               Yield/
                                        Balance    Interest    Rate     Balance    Interest    Rate     Balance    Interest    Rate
                                        --------   --------   ------    --------   --------   ------    --------   --------   ------

Liabilities and Shareholders
  Equity
Interest bearing liabilities:
   Interest bearing demand              $ 21,655   $    549    2.54%    $ 20,464   $    523    2.56%    $ 18,770   $    485    2.58%
   Money market accounts                  15,364        620    4.04%      16,894        684    4.05%      13,483        443    3.29%
   Savings deposits                       19,745        589    2.98%      19,421        552    2.84%      19,035        547    2.87%
   Time deposits                          94,289      5,437    5.77%      87,375      5,091    5.83%      81,725      4,858    5.94%
   Short term borrowings                   2,637         79    3.00%       1,147         39    3.40%           0          0    0.00
Federal Home Loan Bank Advances            9,132        618    6.77%       6,789        455    6.70%       4,176        293    7.02%
                                        --------   --------             --------   --------             --------   --------
   Total interest bearing
      liabilities                        162,822      7,892    4.85%     152,090      7,344    4.83%     137,189      6,626    4.83%
                                                   --------                        --------                        --------

Noninterest bearing liabilities:
   Demand deposits                        21,290                          20,174                          19,228
   Accrued expenses and other
      liabilities                            838                             592                             532

Shareholder's equity                      23,615                          21,067                          18,858
                                        --------                        --------                        --------
      Total                             $208,565                        $193,923                        $175,807
                                        ========                        ========                        ========

Net interest income                                $  8,132                        $  7,880                        $  7,356
                                                   ========                        ========                        ========

Interest rate spread (6)                                       3.21%                           3.43%                           3.55%
                                                              ======                          ======                          ======

Net yield on interest earning assets (7)                       4.09%                           4.27%                           4.41%
                                                              ======                          ======                          ======

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2) Included in loan interest income are loan related fees of $217,604, $210,030, and $190,723 in 1998, 1997 and 1996, respectively.
(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5) Equity securities is comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio.
(6) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old average volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities (dollars in thousands).

                                          1998 Compared to 1997            1997 Compared to 1996
                                      -------------------------------   ------------------------------
                                        Increase (Decrease) Due To       Increase (Decrease) Due To
                                      -------------------------------   ------------------------------
                                      Volume       Rate         Net     Volume       Rate        Net
                                      -------    --------    -------    -------    --------    -------

Interest income
   Loans                              $   736    $  (183)    $   553    $   729    $   (57)    $   672
   Securities-taxable                    (163)       (63)       (226)       409        (22)        387
   Securities-nontaxable                  207         (7)        200        116          5         121
   Securities-equities                      4          1           5         12          4          16
   Federal funds sold                     284        (16)        268         47          1          48
                                      -------    --------    -------    -------    --------    -------
      Total interest earning
       assets                           1,068       (268)        800      1,313        (69)      1,244
                                      -------    --------    -------    -------    --------    -------

Interest expense
   Interest bearing demand                 30         (4)         26         40         (2)         38
   Money market accounts                  (61)        (3)        (64)       118        123         241
   Savings deposits                         9         28          37         11         (6)          5
   Time deposits                          403        (57)        346        336       (103)        233
   Short-term borrowing                    51        (11)         40         39          0          39
   Federal Home Loan Bank
    advances                              157          6         163        183        (21)        162
                                      -------    --------    -------    -------    --------    -------
      Total interest bearing
       liabilities                        589        (41)        548        727         (9)        718
                                      -------    --------    -------    -------    --------    -------

Net change in interest income         $   479    $  (227)    $   252    $   586    $   (60)    $   526
                                      =======    ========    =======    =======    ========    =======

Provision for Loan Losses

The provision for loan losses was $183,000 for 1998 and $180,000 for both 1997 and 1996. Management makes periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.34%, 1.43% and 1.42% for 1998, 1997 and 1996 repectively.

Other Income

Other income, which is comprised principally of fees and charges on customers' deposit accounts increased $109,000 or 24% to $558,000 in 1998 from $449,000 in 1997, and increased $10,000 or 2% in 1997 from 1996. The Bank started to sell fixed rate loans in the secondary market in late 1997. Gains for these sales were $42,000 in 1998 and $2,000 in 1997. Income from the alternative investment service the Bank introduced in 1997 was $31,000 for 1998 and $11,000 for 1997. Service charges on customer accounts increased $33,000 or 9% in 1998 due to increased deposit activity.

Other Expense

Other expense increased $538,000 or 13% to $4.6 million in 1998 as compared to $4.0 million in 1997 and increased $237,000 or 6% for 1997 from $3.8 million in 1996.

Salary and employee benefits for 1998 totaled $2.3 million, an increase of $273,000 or 13% from $2.0 million in 1997 and increased $80,000 for 1997 or 4% from $1.9 million in 1996. Of this total increase for 1998, hospitalization costs accounted for $63,000 or 23% of the increase. This was due to an increase in the amount of self funded insurance costs paid by the Bank in 1998. Also, approximately $16,000 represents the effect of a part year's expense associated with new employees due to the merger with Commercial and Savings Bank Company in November, 1998. Normal recurring employee cost increases for annual salary increases, staff additions and pension benefits accounted for the remaining increase for 1998 and all of the increase for 1997. For 1999, in addition to normal recurring salary and benefit adjustments, it is expected salary and benefit costs will increase due to a full year of additional employees caused by the merger and additional staff for the new branch office in Sugarcreek, Ohio.

Occupancy and equipment expense increased $27,000 in 1998 and $68,000 in 1997. These expense increases were attributable to normal and recurring items for 1998. The increase of $68,000 in 1997 was primarily due to increases in depreciation and maintenance on additional furniture and equipment for 1997. For 1999 occupancy and equipment expense will increase due to the addition of Danville office for a full year due to the merger in November, 1998 and a new branch office in Sugarcreek, Ohio in 1999.

Other expenses for 1998 totaled $1.6 million, a $238,000 or 17% increase from the $1.4 million reported in 1997 and an $88,000 or 7% increase for 1997 from the 1996 total of $1.3 million. The major increases in 1998 were in professional fees of $44,000 and other expenses of $141,000. The increase in professional fees of $44,000 is mainly attributed to costs of becoming a securities and exchange registrant in 1998. The increase in other expenses for 1998 were brought about by merger expenses of $66,000 and those items that are normal and recurring in nature. The increase of $72,000 in 1997 from 1996 in other expenses is attributable to items normal and recurring in nature.
For 1999, in addition to normal recurring increases in other expense, the amortization of intangible assets due to the merger will increase other expenses by approximately $111,000 and other expense will also increase due to the addition of the Danville office for a full year and the new branch in Sugarcreek, Ohio.

Income Tax Expense

Income tax expense decreased by $91,000 for 1998 to $1.0 million from $1.1 million in 1997 and increased $39,000 in 1997 from $1.1 million in 1996. The effective rate on taxes for 1998, 1997 and 1996 was 25.8%, 26.9% and 28.0% respectively. The effective tax rate is affected by the amount of tax exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 1998 and 1997

Total assets at December 31, 1998 amounted to $232.0 million, an increase of $34.1 million compared to $197.9 million at December 31,1997. This increase of $34.1 million represents growth by the Bank of $17.0 million or 9% during 1998 and an increase of $17.1 million caused by the merger of Commercial and Savings Bank Company with and into Killbuck Savings Bank Company.

Cash and cash equivalents increased $7.6 million or 52% from December 31, 1997 to December 31, 1998, with liquid funds held in the form of federal funds sold increasing $6.9 million. Approximately $1.3 million of the total increase to cash and cash equivalents was due to the merger. The increase in federal funds sold at December 31, 1998 is due to the slowdown in loan growth and the current investment interest rate environment.

Total investment securities increased $8.3 million or 14% from December 31, 1997 to December 31, 1998. Approximately $3.1 million of this total increase was due to the merger. The increase in investments was funded by the increase in deposit accounts in 1998. Information detailing the book value of the investment portfolio by security type and classification is present in Note 4 to the consolidated financial statements.

Total loans were $137.9 million at December 31, 1998 an increase of $15.9 million or 13% from $122.0 million at December 31, 1997. Approximately $10.7 million of this total increase was due to the merger. Of this $10.7 million approximately $8.4 million was in residential real estate loans. The Bank's generated loan growth in 1998 was primarily from the commercial and other loan category. This segment of the loan portfolio increased approximately $4.0 million or 77% of the Bank's $5.2 million loan growth.

Late in 1997 the Bank began to offer residential mortgage customers a new fixed rate product. This program enables the Bank to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. The Bank originated $4.9 million and $282,000 of loans in 1998 and 1997 respectively. Profit on the sale of these loans was $42,000 and $2,000 for 1998 and 1997 respectively.

Total deposits increased $28.2 million or 17% from December 31, 1997 to December 31, 1998. Approximately $13.9 million of this total increase was due to the merger. The largest increase in the Bank's generated deposit growth was in the time deposit accounts. Time deposits increased approximately $9.9 million or 69% of the Bank's total $14.3 million deposit growth. Management attributes this increase to current depositors transferring deposits from interest bearing accounts to time accounts and new customers opening time deposit accounts due to the current competitive rates being offered by the Bank. See also, "Average Balance Sheets and Net Interest Analysis" for information related to the average amount and average interest paid on deposit accounts during 1998 and 1997. Information related to the maturity of time deposits of $100,000 and over at December 31, 1998 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $8.6 million and $8.7 million at December 31, 1998 and 1997 respectively. The borrowings are used to fund fixed rate residential real estate loans with similar maturities. New borrowings totaled $1.5 million and $4.6 million in 1998 and 1997 respectively.

Shareholders' equity increased $5.3 million during 1998 to $27.4 million at December 31, 1998 from $22.1 million at December 31, 1997. This increase was the result of $2.2 million net retained earnings during the year and an increase of $3.1 million in capital due to the merger of Commercial Savings Bank Company with and into Killbuck Savings Bank Company. In May, 1998 the Company had a 5 for 1 stock split and in November, 1998 issued 43,431 shares in conjunction with the merger.

Market Risk and Asset/Liability Management

The Bank's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of the Bank's operations, the Bank is not subject to currency exchange or commodity price risk and, since the Bank has no trading portfolio, it is not subject to trading risk. Currently, the Bank has equity securities that represent only 1.65% of its investment portfolio and, therefore, equity price risk is not significant.

The Bank actively manages interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle purposes of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, the Bank has originated adjustable-rate loans and as of December 31, 1998, they comprised approximately 62% of the total loan portfolio.

Liquidity

Liquidity represents the Company's ability to meet normal cash flow requirements of its customers for the funding of loans and repayment of deposits. Liquidity is generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $3.2 and 3.3 million in cash during 1998 and 1997 respectively, generated principally from net income and depreciation and amortization.

Investing activities consist primarily of loan originations and repayments, and investment purchases and maturities. These activities used $9.6 million in funds during 1998, principally for the net funding of loans and the net purchase of investments totaling $5.2 million and $5.4 million respectively, offset by $1.3 million of cash acquired in the merger. For 1997, investing activities used $13.0 million, principally for the net funding of loans and the net purchase of investments totaling $5.9 million and $7.0 million respectively.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. For 1998, financing activities provided $14.0 million, comprised mainly of net deposit increases of $14.3 million. For 1997 financing activities provided $12.1 million, comprised mainly of net deposit increases of $6.4 million, net Federal Home Loan Bank advance increases of $3.9 million and net short-term borrowing increases of $2.7 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, the Company has access to funds from the Federal Home Loan Bank of Cincinnati. The Company also has a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is the ability of the Company to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. Management continually monitors these capital requirements and believes the Company to be in compliance with these regulations at December 31, 1998.

The Bank's regulatory capital position at December 31, 1998, as compared to the minimum regulatory capital requirements imposed on the Bank by banking regulators at that date is presented in Note 16 of the accompanying consolidated financial statements. Management is not aware of any actions contemplated by banking regulators which would result in the Bank being in non-compliance with capital requirements.

Impact of Inflation Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000 Evaluation

Rapid and accurate data processing is essential to the Bank's operations. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in prior years) are expected to read entries for the year 2000 as the year 1900 or as zero and incorrectly attempt to compute payment, interest, delinquency and other data. The Bank has been evaluating both information technology (computer systems) and non-information technology systems (e.g. vault timers, electronic door lock and elevator controls). Based upon such evaluations, management has determined that the Bank has year 2000 risk in three areas: (1) Bank's own computer and software, (2) computers of others used by the Bank's borrowers, and (3) computers of others who provide the Bank with processing of certain services.

BANK'S OWN COMPUTERS AND SOFTWARE. The Bank has spent approximately $33,000 through December 31, 1998 to upgrade its computer system and software. The upgrade is expected to eliminate the year 2000 risk. The Bank does not expect to have material costs to address this risk in 1999. The Bank expects, though there is no assurance, to be year 2000 compliant in this risk area by March 31, 1999. However, if such modifications are not made or completed on a timely basis, the year 2000 issue could have a material impact on the operations of the Bank.

COMPUTERS OF OTHERS USED BY OUR BORROWERS. The Bank has evaluated most of their borrowers and does not believe the year 2000 problem should, on an aggregate basis, impact their ability to make payments to the Bank. The Bank believes that most of their residential borrowers are not dependent on their home computers for income and that none of their commercial borrowers are so large that a year 2000 problem would render them unable to collect revenue or rent and, in turn, continue to make loan payments to the Bank. The Bank does not expect any material costs to address this risk area and believes they will be year 2000 compliant in this risk area by March 31, 1999.

COMPUTERS OF OTHERS WHO PROVIDE US WITH PROCESSING OF CERTAIN SERVICES. This risk is primarily focused on vendors who provide the Bank processing services in the areas of credit cards, individual retirement accounts and automatic teller machine transactions. All of these vendors have represented to the Bank that they are year 2000 compliant.

CONTINGENCY PLAN. The Bank has continually monitored its year 2000 situation by thoroughly assessing its systems and programs. Although the Bank anticipates its systems and programs to be year 2000 compliant by March 31, 1999, a contingency plan is being developed and is expected to be completed by June 30, 1999. As part of the contingency plan, an agreement with Bankers Systems has been executed. This agreement includes a provision for supplying the Bank with forms necessary for day-to-day operations should the computer based loan and deposit documentation systems fail.

                      Report of Independent Auditors


The Board of Directors and Shareholders
Killbuck Bancshares, Inc.


We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ S.R. Snodgrass, A.C.


Steubenville, Ohio
January 26, 1999

S.R. Snodgrass, A.C.
626 North Fourth Street
Steubenville, Ohio 43952
Phone: 740-282-2771
Facsimile: 740-282-1606

                        Killbuck Bancshares, Inc.
                       CONSOLIDATED BALANCE SHEET

                                                        December 31,
                                                   1998              1997
                                               -------------   -------------
ASSETS
   Cash and cash equivalents:
      Cash and amounts due from
        depository institutions                $   6,972,224   $   6,300,777
      Federal funds sold                          15,200,000       8,300,000
                                               -------------   -------------
         Total cash and cash equivalents          22,172,224      14,600,777
                                               -------------   -------------

   Investment securities:
      Securities available for sale               39,228,084      35,078,516
      Securities held to maturity (market
        value of $28,341,531 and $23,966,533)     27,549,053      23,398,480
                                               -------------   -------------
         Total investment securities              66,777,137      58,476,996
                                               -------------   -------------

   Loans (net of allowance for loan losses
     of $1,851,175 and $1,744,586)               135,644,314     119,926,057

   Loans held for sale                               233,750              -
   Premises and equipment, net                     3,368,645       2,808,078
   Accrued interest                                1,629,508       1,633,451
   Other assets                                    2,168,315         463,271
                                               -------------   -------------
         Total assets                           $231,993,893    $197,908,630
                                               =============   =============

LIABILITIES
   Deposits:
      Noninterest bearing demand                $ 26,150,636    $ 21,592,573
      Interest bearing demand                     25,576,971      20,525,238
      Money market                                12,182,491      17,048,965
      Savings                                     25,707,998      19,376,757
      Time                                       102,460,585      85,265,101
                                               -------------   -------------
         Total deposits                          192,078,681     163,808,634
   Short-term borrowings                           3,335,000       2,710,000
   Federal Home Loan Bank advances                 8,587,302       8,745,174
   Accrued expenses and other liabilities            555,699         487,213
                                               -------------   -------------
         Total liabilities                       204,556,682     175,751,021
                                               -------------   -------------

SHAREHOLDERS' EQUITY
   Common stock - No par value: 1,000,000
     shares authorized, 718,431 and
     675,000 issued                                8,846,670       5,806,500
   Retained earnings                              19,215,493      17,018,414
   Accumulated other comprehensive
     income (loss)                                     8,536         (33,817)
   Treasury stock, at cost (13,100 shares)          (633,488)       (633,488)
                                               -------------   -------------
         Total shareholders' equity               27,437,211      22,157,609
                                               -------------   -------------

         Total liabilities and
            shareholders' equity                $231,993,893    $197,908,630
                                               =============   =============

See accompanying notes to the consolidated financial statements.

                                              Killbuck Bancshares, Inc.
                                          CONSOLIDATED STATEMENT OF INCOME

                                                        Year Ended December 31,
                                                 1998             1997             1996
                                             -----------      -----------      -----------
INTEREST INCOME
   Interest and fees on loans                $12,043,400      $11,489,797      $10,819,285
   Federal funds sold                            639,968          372,153          324,411
   Investment securities:
      Taxable                                  2,129,061        2,349,656        1,947,044
      Exempt from federal income tax           1,211,898        1,012,341          890,981
                                             -----------      -----------      -----------
         Total interest income                16,024,327       15,223,947       13,981,721
                                             -----------      -----------      -----------

INTEREST EXPENSE
   Deposits                                    7,194,761        6,850,752        6,331,213
   Federal Home Loan Bank advances               618,347          454,791          292,726
   Short term borrowings                          79,351           38,637            1,521
                                             -----------      -----------      -----------
         Total interest expense                7,892,459        7,344,180        6,625,460
                                             -----------      -----------      -----------

NET INTEREST INCOME                            8,131,868        7,879,767        7,356,261

Provision for loan losses                        183,000          180,000          180,000
                                             -----------      -----------      -----------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                               7,948,868        7,699,767        7,176,261
                                             -----------      -----------      -----------

OTHER INCOME
   Service charges on deposit accounts           408,321          375,676          383,377
   Gain on sale of loans, net                     41,712            2,033               -
   Other income                                  107,491           71,850           55,946
                                             -----------      -----------      -----------
         Total other income                      557,524          449,559          439,323
                                             -----------      -----------      -----------

OTHER EXPENSE
   Salaries employee benefits                  2,301,849        2,028,629        1,948,362
   Occupancy and equipment                       643,854          616,445          548,273
   Other expense                               1,628,186        1,390,581        1,302,928
                                             -----------      -----------      -----------
         Total other expense                   4,573,889        4,035,655        3,799,563
                                             -----------      -----------      -----------


INCOME BEFORE INCOME TAXES                     3,932,503        4,113,671        3,816,021
   Income taxes                                1,016,542        1,108,209        1,069,040
                                             -----------      -----------      -----------

NET INCOME                                   $ 2,915,961       $3,005,462      $ 2,746,981
                                             ===========      ===========      ===========

EARNINGS PER SHARE                           $      4.37       $     4.52      $      4.10
                                             ===========      ===========      ===========

AVERAGE SHARES OUTSTANDING                       666,779          665,215          669,465
                                             ===========      ===========      ===========


See accompanying notes to the consolidated financial statements.

                                 Killbuck Bancshares, Inc.
                 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                          Accumulated
                                                                             Other                          Total
                                               Common        Retained     Comprehensive     Treasury    Shareholders'  Comprehensive
                                                Stock        Earnings     Income (Loss)      Stock         Equity         Income
                                             -----------    -----------    -----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1995                   $ 5,806,500    $12,385,175    $    73,894    $         -    $18,265,569

   Net income                                                 2,746,981                                    2,746,981    $ 2,746,981
   Other comprehensive income:
      Unrealized loss on available for sale
      securities                                                             (249,960)                      (249,960)      (249,960)
                                                                                                                        -----------
   Comprehensive income                                                                                                 $ 2,497,021
                                                                                                                        ===========
   Cash dividends paid ($.76 per share)                        (507,792)                                   (507,792)
   Purchase of treasury shares                                                              (326,628)      (326,628)
   Sale of treasury shares                                                                      5,570          5,570
                                             -----------    -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31,1996                      5,806,500     14,624,364       (176,066)      (321,058)    19,933,740

   Net income                                                 3,005,462                                    3,005,462    $ 3,005,462
   Other comprehensive income:
      Unrealized gain on available for sale
      securities                                                               142,249                       142,249        142,249
                                                                                                                        -----------
   Comprehensive income                                                                                                 $ 3,147,711
                                                                                                                        ===========
   Cash Dividends paid ($.92 per share)                       (611,412)                                     (611,412)
   Purchase of treasury shares                                                               (312,430)      (312,430)
                                             -----------    -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31, 1997                     5,806,500     17,018,414        (33,817)      (633,488)    22,157,609

   Net income                                                 2,915,961                                    2,915,961    $ 2,915,961
   Other comprehensive income:
      Unrealized gain on available for sale
      securities                                                                42,353                        42,353         42,353
                                                                                                                        -----------
   Comprehensive income                                                                                                 $ 2,958,314
                                                                                                                        ===========
   Cash dividends paid ($1.05 per share)                       (718,882)                                    (718,882)
   Business acquisition                        3,040,170                                                   3,040,170
                                             -----------    -----------    -----------    -----------    -----------

BALANCE, DECEMBER 31, 1998                   $ 8,846,670    $19,215,493    $     8,536    $  (633,488)   $27,437,211
                                             ===========    ===========    ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

                                    Killbuck Bancshares, Inc.
                             CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      Year Ended December 31,
                                                                1998            1997            1996
                                                           ------------     ------------    ------------
OPERATING ACTIVITIES
   Net income                                              $  2,915,961     $  3,005,462    $  2,746,981
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for loan losses                                 183,000          180,000         180,000
      Depreciation, amortization and accretion, net             307,868          245,393         303,523
      Gain on sale of loans, net                                (41,712)          (2,033)            -
      Origination of loans held for sale                     (4,924,449)        (282,300)            -
      Proceeds from the sale of loans                         4,732,411          284,333             -
      Decrease (increase) in accrued interest
         and other assets                                        23,183         (130,414)       (454,936)
      Increase (decrease) in accrued expenses and
         other liabilities                                       (5,076)         (57,407)         45,592
      Increase (decrease) in federal income
         tax payable                                            (86,032)           6,466         (49,501)
      Increase in deferred federal income tax                    69,582           17,580           7,212
                                                           ------------     ------------    ------------
         Net cash provided by operating activities            3,174,736        3,267,080       2,778,871
                                                           ------------     ------------    ------------

INVESTING ACTIVITIES
   Investment securities available for sale:
      Proceeds from maturities and repayments                25,874,036       14,051,028       7,766,611
      Purchases                                             (27,154,089)     (16,051,726)    (17,237,326)
   Investment securities held to maturity:
      Proceeds from maturities and repayments                 2,786,713        2,249,094       4,054,565
      Purchases                                              (6,856,609)      (7,262,638)     (3,869,746)
   Net increase in loans                                     (5,195,049)      (5,899,602)     (9,128,417)
   Purchase of premises and equipment                          (395,902)        (119,386)       (582,894)
   Cash funds acquired in business acquisition                1,296,338              -               -
                                                           ------------     ------------    ------------
         Net cash used for investing activities              (9,644,562)     (13,033,230)    (18,997,207)
                                                           ------------     ------------    ------------

FINANCING ACTIVITIES
   Net increase in deposits                                  14,304,976        6,409,485       6,986,063
   Proceeds from Federal Home Loan Bank advances              1,500,000        4,600,000       1,800,000
   Repayment of Federal Home Loan Bank advances              (1,657,872)        (669,474)       (314,830)
   Net increase in short-term borrowings                        625,000        2,710,000             -
   Purchase of treasury shares                                      -           (312,430)       (326,628)
   Proceeds from sale of treasury shares                            -                -             5,570
   Cash dividends paid including fractions shares              (730,831)        (611,412)       (507,792)
                                                           ------------     ------------    ------------
      Net cash provided by financing activities              14,041,273       12,126,169       7,642,383
                                                           ------------     ------------    ------------

      Increase (decrease) in cash and cash equivalents        7,571,447        2,360,019      (8,575,953)

Cash and cash equivalents at beginning of year               14,600,777       12,240,758      20,816,711
                                                           ------------     ------------    ------------

Cash and cash equivalents at end of year                    $22,172,224      $14,600,777     $12,240,758
                                                           ============     ============    ============

See accompanying notes to the consolidated financial statements.

                         Killbuck Bancshares, Inc.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Killbuck Bancshares, Inc. (the "Company") is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the "Bank"). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through six locations. The Board of Governors of the Federal Reserve System supervises the holding company and bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of Company include its wholly owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified, at the time of purchase, based upon management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using a method which approximates the level yield method. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of shareholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method.

Loans

Loans are stated at their outstanding principal, less the allowance for loan losses and any net deferred loan fees. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected, and the collection of principal is probable.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are generally of smaller balances, and a homogeneous nature, thus are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Intangible Assets and Liabilities

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. Goodwill of $1,661,561 is included in other assets on the balance sheet and is being amortized using the straight-line method over fifteen years.

Market value adjustments to various asset and liabilities accounts are being amortized using the straight-line method over the period to be benefited. The market value adjustments are components of their respective account balances on the balance sheet.

Employee Benefits Plans

The Bank maintains an integrated money purchase pension plan and a 401(K) plan covering eligible employees. The Bank's contributions are based upon the plan's contribution formula.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted number of shares for the period.

Comprehensive Income

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." In adopting Statement No. 130, the Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company has elected to report the effects of Statement No. 130 as part of the Consolidated Statement of Changes in Shareholders' Equity.

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 1998, 1997 and 1996 were $7,809,677, $7,359,808, and
$6,633,764, respectively. Cash payments for income taxes for 1998, 1997, and 1996 were $1,055,913, $1,081,332, and $1,111,330 respectively.

Pending Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the statement of financial position, recorded at fair value. Statement No. 133 precludes a held-to-maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held-to-maturity securities into the available-for-sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 1999. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which is effective for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained for internal use and provides guidance for determining whether computer software is for internal use. The Company will adopt SOP 98-1 in the first quarter of 1999 and does not believe the effect of adoption will be material.

Reclassification of Comparative Amounts

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income.

During 1998, retroactive recognition was given for the elimination of the stated value of the Company's Common Stock. This caused the capital surplus to be reduced to zero, with the balance of $3,106,500 being reclassified to Common Stock. Such action had no effect on Total Shareholders' Equity disclosed previously.

2.  STOCK SPLIT

On April 13, 1998 the Board of Directors authorized an increase in the authorized common shares from 200,000 to 1,000,000 shares and also authorized a 5 for 1 stock split of common stock to shareholders of record on May 1, 1998. Per share amounts in the accompanying consolidated financial statements have been restated to reflect the stock split.

3.  FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

                                             1998                    1997
      Institution                    Maturity    Balance     Maturity    Balance

National Bank of Detroit             1-04-99  $ 8,000,000    1-02-98  $ 7,000,000
National City Bank                   1-04-99    7,200,000    1-02-98    1,300,000
                                              -----------             -----------
                                              $15,200,000             $ 8,300,000
                                              ===========             ===========

4.  INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

Securities available for sale

                                                                         1998
                                                 ----------------------------------------------------
                                                                   Gross       Gross       Estimated
                                                   Amortized    Unrealized   Unrealized     Market
                                                     Cost          Gains       Losses        Value
                                                 -----------    ----------   ----------   -----------

     U.S. Treasury securities                    $ 9,312,753    $   59,431   $        -   $ 9,372,184
     Obligations of U.S. Government
     Agencies and Corporations                    28,801,188        40,191       86,689    28,754,690
                                                 -----------    ----------   ----------   -----------
        Total debt securities                     38,113,941        99,622       86,689    38,126,874

     Equity securities                             1,101,210             -            -     1,101,210
                                                 -----------    ----------   ----------   -----------
        Total                                    $39,215,151    $   99,622   $   86,689   $39,228,084
                                                 ===========    ==========   ==========   ===========


                                                                         1997
                                                 ----------------------------------------------------
                                                                   Gross       Gross       Estimated
                                                   Amortized    Unrealized   Unrealized     Market
                                                     Cost          Gains       Losses        Value
                                                 -----------    ----------   ----------   -----------

     U.S. Treasury securities                    $ 9,781,819    $   20,337   $        -   $ 9,802,156
     Obligations of U.S. Government
     Agencies and Corporations                    24,304,525        27,237       98,812    24,232,950
                                                 -----------    ----------   ----------   -----------
        Total debt securities                     34,086,344        47,574       98,812    34,035,106


     Equity securities                             1,043,410         -            -         1,043,410
                                                 -----------    ----------   ----------   -----------
        Total                                    $35,129,754    $   47,574   $   98,812   $35,078,516
                                                 ===========    ==========   ==========   ===========

Securities held to maturity

                                                                         1998
                                                 ----------------------------------------------------
                                                                   Gross       Gross       Estimated
                                                   Amortized    Unrealized   Unrealized     Market
                                                     Cost          Gains       Losses        Value
                                                 -----------    -----------  ----------   -----------

   Obligations of States and Political
    Subdivisions                                 $25,909,260    $   822,022  $    7,341   $26,723,941
   Corporate Securities                            1,639,793            781      22,984     1,617,590
                                                 -----------    -----------  ----------   -----------
      Total                                      $27,549,053    $   822,803  $   30,325   $28,341,531
                                                 ===========    ===========  ==========   ===========

                                                                         1997
                                                 ----------------------------------------------------
                                                                   Gross       Gross       Estimated
                                                   Amortized    Unrealized   Unrealized     Market
                                                     Cost          Gains       Losses        Value
                                                 -----------    -----------  ----------   -----------

   Obligations of States and Political
    Subdivisions                                 $23,298,480    $  575,642   $    7,214   $23,866,908
   Corporate Securities                              100,000           -            375        99,625
                                                 -----------    -----------  ----------   -----------
      Total                                      $23,398,480    $  575,642   $    7,589   $23,966,533
                                                 ===========    ===========  ==========   ===========

The amortized cost and estimated market values of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                     Available For Sale          Held to Maturity
                                                 -------------------------   ------------------------
                                                                 Estimated                 Estimated
                                                   Amortized    Unrealized   Unrealized     Market
                                                     Cost          Gains       Losses        Value
                                                 -----------   -----------  -----------   -----------

   Due in one year or less                       $ 7,818,322   $ 7,850,284  $ 1,959,461   $ 1,979,397
   Due after one year through five years          23,495,619    23,507,123    8,388,139     8,671,979
   Due after five through ten years                6,800,000     6,769,467   14,630,043    15,069,466
   Due after ten years                                   -             -      2,571,410     2,620,689
                                                 -----------   -----------  -----------   -----------
                                                 $38,113,941   $38,126,874  $27,549,053   $28,341,531
                                                 ===========   ===========  ===========   ===========

Investment securities with an approximate carrying value of $30,600,000 and $30,960,000 at December 31, 1998 and 1997, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

5.  LOANS

Major classification of loans are summarized as follows:

                                          1998              1997
                                     -------------    --------------
   Real estate - residential         $  49,226,429    $   41,473,027
   Real estate - farm                    4,376,208         3,846,541
   Real estate - commercial             22,713,385        21,204,753
   Real estate - construction            1,237,523           782,569
   Commercial and other loans           37,752,447        33,745,364
   Consumer and credit loans            22,584,896        20,981,516
                                     -------------    --------------
                                       137,890,888       122,033,770
   Less allowance for loan losses       (1,851,175)       (1,744,586)
   Less net deferred loan fees            (395,399)         (363,127)
                                     -------------    --------------
     Loans, net                       $135,644,314      $119,926,057
                                     =============    ==============

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

                                       1998        1997       1996
                                      -------    --------    -------

   Principal outstanding              $21,323    $120,805    $30,510
   Contractual interest due           $   923    $  6,120    $   924
   Interest income recognized         $     0    $  7,000    $     0

The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines.
Although the Company has a diversified loan portfolio at December 31, 1998 and 1997, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

In the normal course of business, loans are extended to directors, executive officers and their associates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 1998 is as follows:

             Balance                    Amount      Balance
            12-31-1997    Addition    Collected    12-31-1998
            ----------    --------    ---------    ----------

            $  589,091    $276,627    $ 572,508    $  293,210
            ==========    ========    =========    ==========

6.  ALLOWANCE FOR LOAN LOSSES

 An analysis of the change in the allowance for loan losses follows:

                                        1998         1997         1996
                                     ----------   ----------   ----------

   Balance, January 1                $1,744,586   $1,653,322   $1,545,682
     Add:
       Provision charged to
         operations                     183,000      180,000      180,000
       Loan recoveries                   47,657      101,397       38,858
       Acquired in business
         acquisition                     93,001           -            -
     Less: Loans charged off           (217,069)    (190,133)    (111,218)
                                     ----------   ----------   ----------
   Balance, December 31              $1,851,175   $1,744,586   $1,653,322
                                     ==========   ==========   ==========

7.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                     1998         1997
                                                  ----------   ----------
   Land                                           $  909,930   $  588,526
   Building and improvements                       2,728,374    2,089,582
   Furniture, fixtures and equipment               2,363,977    1,905,762
                                                  ----------   ----------
                                                   6,002,281    4,583,870
   Less accumulated depreciation                   2,633,636    1,775,792
                                                  ----------   ----------
      Total                                       $3,368,645   $2,808,078
                                                  ==========   ==========

Depreciation expense charged to operations was $283,300 for 1998, $285,094 for 1997, and $217,259 for 1996.


8.  DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $27,715,774 and $21,775,164 at December 31, 1998 and 1997, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,496,632 in 1998, $1,306,783 in 1997, and $1,258,753 in 1996.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 1998.

                                              December 31,
                                                  1998
                                              -----------

   3 months or less                           $ 7,184,579
   Over 3 through 6 months                      9,436,920
   Over 6 through 12 months                     8,916,707
   Over 12 months                               2,177,568
                                              -----------
         Total                                $27,715,774
                                              ===========


9.  SHORT-TERM BORROWINGS

Short-term borrowings consists of securities sold under agreements to repurchase. These retail repurchase agreements are with customers in their respective loan market areas. These borrowings are collateralized with securities owned by the Bank and held in their safekeeping account at an independent correspondent bank. The outstanding balances and related information for short-term borrowings are summarized as follows:

                                                    Year Ended December 31,
                                                       1998        1997
                                                    ----------  ----------

   Short-term borrowings:
      Ending balance                                $3,335,000  $2,710,000
      Maximum month-end balance during the year      3,440,000   2,710,000
      Average month-end balance during the year      2,763,000   1,494,000
      Weighted average at year end                       2.58%       3.27%
      Weighted average rate during the year              2.88%       3.10%

The Company has pledged investment securities with carrying values of $4,013,900 and $3,480,950 as of December 31, 1998 and 1997, respectively, as collateral for the repurchase agreements.

10.  FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 1998 are as follows:

         Year Ending
         December 31,                       Amount
         ------------                    -----------
            1999                         $   448,618
            2000                             480,506
            2001                             514,694
            2002                             551,348
            2003                             590,644
            2004 and thereafter            6,001,492
                                         -----------
            Total                        $ 8,587,302
                                         ===========

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). The FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 1998 and 1997 the Bank had a borrowing capacity of approximately $17.0 and $15.9 million, respectively with the FHLB. At December 31, 1998 and 1997 there was $8,587,302 and $8,745,174, respectively borrowed against this credit arrangement.

11.  EMPLOYEE BENEFIT PLANS

In 1997 the Bank adopted an integrated money purchase pension plan and a 401(k) plan.

Under the integrated money purchase pension plan contribution formula, the Bank, for each plan year, will contribute an amount equal to 8% of an employee's compensation for the plan year and 5.7% of the amount of an employee's excess compensation for the plan year. Excess compensation is a participant's compensation in excess of the designated integration level. This designated integration level is 100% of the taxable wage base in effect at the beginning of the plan year. The federal government annually adjusts the taxable wage base. This plan does not permit nor require employees to make contributions to the plan.

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 10% of their compensation for the plan year. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 1998 and 1997 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

Both plans cover substantially all employees with one year of service and attained age 21.

The Bank terminated its defined benefit pension plan in 1997. This plan was funded by individually allocated retirement income and retirement annuity contracts. Assets of the plan equal cash values of the contracts. The allocated insurance contracts cash values fully guarantee the amount of benefit payments. This plan's assets were transferred to the respective individual's account in the integrated money purchase pension plan.

The pension costs charged to operating expense for the years 1998, 1997 and 1996 amounted to $153,374, $136,666 and $133,074, respectively.

12.  OTHER OPERATING EXPENSE

Other operating expense included the following:

                                             1998        1997        1996
                                         ----------  ----------  ----------

   Stationery, supplies and printing     $  155,064  $  137,760  $  158,071
   Professional fees                        187,813     144,027     133,169
   Franchise tax                            333,689     298,457     273,464
   Other                                    951,620     810,337     738,224
                                         ----------  ----------  ----------
      Total                              $1,628,186  $1,390,581  $1,302,928
                                         ==========  ==========  ==========


13.  INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

                                             1998        1997        1996
                                         ----------  ----------  ----------

   Current payable                       $  946,960  $1,090,629  $1,061,828
   Deferred                                  69,582      17,580       7,212
                                         ----------  ----------  ----------
      Total provision                    $1,016,542  $1,108,209  $1,069,040
                                         ==========  ==========  ==========

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes which would have been provided at statutory rates for the year ended December 31:

                                         1998                      1997                    1996
                                  ---------------------      --------------------    --------------------
                                                % of                       % of                    % of
                                               Pre-Tax                    Pre-Tax                 Pre-Tax
                                     Amount     Income         Amount      Income      Amount      Income
                                   ----------  --------      ----------   -------    ----------   -------

   Provision at statutory rate     $1,337,051    34.0 %      $1,398,648    34.0 %    $1,297,447    34.0 %
   Tax exempt income                 (408,414)  (10.4)         (340,323)   (8.3)       (303,943)   (8.0)
   Non-deductible interest
     expense                           64,937     1.7            53,716     1.3          48,960     1.3
   Other, net                          22,968      .6            (3,832)    (.1)         26,576      .7
                                   ----------  --------      ----------   -------    ----------   -------
   Tax expense
     and effective rate            $1,016,542    25.9 %      $1,108,209    26.9 %    $1,069,040    28.0 %
                                   ==========  ========      ==========   =======    ==========   =======

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

                                                 1998            1997
                                               --------        --------

   Deferred Tax Assets:
      Allowance for loan losses                $435,761        $456,499
      Deferred loan fees                         40,097          36,297
      Net unrealized loss on securities              -           17,421
                                               --------        --------
         Deferred tax asset                     475,858         510,217
                                               --------        --------

   Deferred Tax Liabilities:
      Premise and equipment depreciation        268,113         243,173
      Stock dividends                            59,500              -
      Net unrealized gain on securities           4,397              -
      Other, net                                 40,132           6,969
                                               --------        --------
         Deferred tax liabilities               372,142         250,142
                                               --------        --------

         Net deferred tax assets               $103,716        $260,075
                                               --------        --------

No valuation allowance was established at December 31, 1998 and 1997 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

14.  COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet. These commitments were comprised of the following at December 31:

                                              1998              1997
                                          -----------       -----------

   Commitments to extend credit           $17,872,990       $14,754,471
   Standby letters of credit                  607,681           647,731
                                          -----------       -----------
      Total                               $18,480,671       $15,402,202
                                          ===========       ===========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generaly have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 1998 or 1997.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15.  REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 1999, without the approval of the regulatory authorities, is $4,286,668 plus 1999 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $1,124,000 and $1,081,000 at December 31, 1998 and 1997, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital. The Company had no such borrowings at December 31, 1998 and 1997.

16.  REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Company and Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from the appropriate regulatory authority has categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-Based, Tier 1 Risk-Based and Tier 1 Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table below. There have been no conditions or events since that notification that management believes have changed this category. The consolidated capital position of the Company does not materially differ from the Banks, therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31 (dollars in thousands):

                                             1998                 1997
                                       ----------------     ----------------
                                       Amount    Ratio      Amount    Ratio
                                       -------   ------     -------   ------

   Total Capital (to Risk Weighted Assets)
   ---------------------------------------

      Actual                           $27,432   19.64%     $23,724   19.38%
      For Capital Adequacy Purposes     11,173    8.00        9,792    8.00
      To be well capitalized            13,967   10.00       12,240   10.00

   Tier 1 Capital (to Risk Weighted Assets)
   ----------------------------------------

      Actual                           $25,685   18.39%     $22,191   18.13%
      For Capital Adequacy Purposes      5,587    4.00        4,896    4.00
      To be well capitalized             8,380    6.00        7,344    6.00

   Tier 1 Capital (to Average Assets)
   ----------------------------------

      Actual                           $25,685   11.25%     $22,191   11.13%
      For Capital Adequacy Purposes      9,134    4.00        7,977    4.00
      To be well capitalized            11,418    5.00        9,971    5.00

17.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

                                                      1998                            1997
                                          ------------------------------------------------------------
                                                            Estimated                       Estimated
                                            Carrying          Fair          Carrying          Fair
                                             Amount           Value          Amount           Value
                                          ------------    ------------    ------------    ------------

   Financial assets:
      Cash and due from banks             $  6,972,224    $  6,972,224    $  6,300,777    $  6,300,777
      Federal funds sold                    15,200,000      15,200,000       8,300,000       8,300,000
      Securities available for sale         39,228,084      39,228,084      35,078,516      35,078,516
      Securities held to maturity           27,549,053      28,341,531      23,398,480      23,966,533
      Net loans                            135,644,314     141,319,000     119,926,057     123,285,000
      Loans held for sale                      233,750         236,087               -               -
      Accrued interest receivable            1,629,508       1,629,508       1,633,451       1,633,451
                                          ------------    ------------    ------------    ------------
         Total                            $226,456,933    $232,926,434    $194,637,281    $198,564,277
                                          ============    ============    ============    ============

   Financial liabilities:
      Deposits                            $192,078,681    $193,434,000    $163,808,634    $164,205,000
      Short term borrowings                  3,335,000       3,335,000       2,710,000       2,710,000
      Federal Home Loan Bank advances        8,587,302       9,661,000       8,745,174       9,007,000
      Accrued interest payable                 369,174         369,174         283,995         283,995
                                          ------------    ------------    ------------    ------------
         Total                            $204,370,157    $206,799,174    $175,547,803    $176,205,995
                                          ============    ============    ============    ============

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets and liabilities such as deferred tax assets and liabilities, premises and equipment and many other operational elements of the Company, are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Federal Funds Sold, Accrued Interest Receivable, Short-Term Borrowings, and Accrued Interest Payable

The fair value approximates the current carrying value.

Investment Securities

The fair value of securities held to maturity and available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Federal Home Loan Bank Advances

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits and Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented previously in the commitments and contingent liabilities note.

18.  Merger

The merger of Commercial and Savings Bank Company of Danville, Ohio, with and into The Killbuck Savings Bank Company, with Killbuck Savings Bank being the surviving bank was completed on November 21, 1998 using the purchase method of accounting.

Each outstanding share of Commercial and Savings Bank Company was exchanged for 2.1585 shares of Killbuck Bancshares, Inc. stock in a tax free exchange.
A total of 43,471 shares of Killbuck Bancshares, Inc. stock were issued to shareholders of Commercial and Savings Bank Company, with cash being paid for any fractional shares. Commercial and Savings Bank Company had total assets of $15.6 million on the date of the merger and operated out of one location in Danville, Ohio.

19.  PARENT COMPANY

The following are parent only condensed financial statements:


                       CONDENSED BALANCE SHEET

                                                         December 31,
                                                      1998         1997
                                                  -----------  -----------

ASSETS
   Cash                                           $    16,709  $    28,704
   Investment in bank subsidiary                   27,420,502   22,128,905
                                                  -----------  -----------
       Total assets                               $27,437,211  $22,157,609
                                                  ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
   Shareholders' equity                           $27,437,211  $22,157,609
                                                  -----------  -----------
       Total liabilities and
         shareholders' equity                     $27,437,211  $22,157,609
                                                  ===========  ===========



                   CONDENSED STATEMENT OF INCOME

                                            Year Ended December 31,
                                         1998         1997         1996
                                      ----------   ----------   -----------

INCOME
   Dividends from bank
      subsidiary                      $  718,950   $  921,412   $  836,791

   Operating expenses                        172        8,323        9,054
                                      ----------   ----------   ----------

       Income before income
          taxes                          718,778      913,089      827,737

Income tax benefit                           (58)      (2,830)      (3,078)
                                      ----------   ----------   ----------

       Income before equity in
         undistributed net income
              of subsidiary              718,836      915,919      830,815

Equity in undistributed net income of
   subsidiary                          2,197,125    2,089,543    1,916,166
                                      ----------   ----------   ----------

NET INCOME                            $2,915,961   $3,005,462   $2,746,981
                                      ==========   ==========   ==========

                   CONDENSED STATEMENT OF CASH FLOWS


                                              Year Ended December 31,
                                          1998         1997          1996
                                       ----------   ----------    ----------

OPERATING ACTIVITIES
   Net income                          $2,915,961   $3,005,462    $2,746,981
   Adjustments to reconcile net
     income to net cash provided
     by operating activities:
       Equity in undistributed
          net income of subsidiary     (2,197,125)  (2,089,543)   (1,916,166)
      Amortization                             -         8,109         8,848
         Net cash provided by
            operating activities          718,836      924,028       839,663
                                       ----------   ----------    ----------

FINANCING ACTIVITIES
   Purchase of treasury shares                 -      (312,430)     (326,628)
   Proceeds from sale of treasury
      shares                                   -            -          5,570
   Dividends paid including
      fractional shares                  (730,831)    (611,412)     (507,792)
                                       ----------   ----------    ----------
         Net cash used in
           financing activities          (730,831)    (923,842)     (828,850)
                                       ----------   ----------    ----------

NET (DECREASE) INCREASE IN CASH           (11,995)         186        10,813

CASH AT BEGINNING OF YEAR                  28,704       28,518        17,705
                                       ----------   ----------    ----------

CASH AT END OF YEAR                    $   16,709   $   28,704    $   28,518
                                       ==========   ==========    ==========

Killbuck Banchshares', Inc. Annual Report for the year ended December 31, 1998 filed with the Securities and Exchange Commission on Form 10-K, including exhibits, is available without charge upon written request. For a copy of the form 10-K or any other investor information, please contact our Investor Relations officer at our Killbuck, Ohio office. The Annual Meeting of Shareholders will be held on April 12, 1999 at 7:30 P.M. at the Killbuck office.