Form 10-K, Exhibit 13
period 1999-12-31
KILLBUCK BANCSHARES INC
filed 2000-03-29
CIK 1060455

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

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, interest-bearing accounts, safe deposit facilities, real estate mortgage loans and consumer loans. The Bank also makes secured and unsecured commercial loans.

STOCK MARKET INFORMATION

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 1999 and 1998, adjusted for the five for one stock split on May 1, 1998. Cash dividends are paid on a semi-annual basis.

                                                             Cash
                                                           Dividends
  Quarter Ended             High              Low            Paid
-----------------         -------           -------        ---------
1999      March 31        $ 92.88           $ 92.03              N/A
          June 30           94.47             93.48              .60
          September 30      94.87             93.62              N/A
          December 31       96.33             96.12              .65

1998      March 31        $ 69.50           $ 69.50              N/A
          June 30         Unknown           Unknown              .50
          September 30      82.63             82.63              N/A
          December 31       90.56             85.31              .55

At December 31, 1999 the Company had approximately 975 shareholders of record.

SELECTED FINANCIAL DATA

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

                                                            Year Ended December 31,
                                        ---------------------------------------------------------
                                           1999        1998        1997       1996        1995
                                        ----------  ----------  ---------- ----------  ----------
For The Year:
     Total interest income              $   17,069  $   16,024  $   15,224  $  13,982  $   12,811
     Total interest expense                  8,201       7,892       7,344      6,626       5,816
                                        ----------  ----------  ---------- ----------  ----------
          Net interest income                8,868       8,132       7,880      7,356       6,995
     Provision for loan losses                 240         183         180        180         180
                                        ----------  ----------  ---------- ----------  ----------
          Net interest income after
           provision for loan losses         8,628       7,949       7,700      7,176       6,815
     Total other income                        646         558         449        439         411
     Total other expense                     5,319       4,574       4,036      3,799       3,610
                                        ----------  ----------  ---------- ----------  ----------
        Income before
           income taxes                      3,955       3,933       4,113      3,816       3,616
     Income tax expense                        937       1,017       1,108      1,069         989
                                        ----------  ----------  ---------- ----------  ----------
          Net income                    $    3,018  $    2,916  $    3,005  $   2,747  $    2,627
                                        ==========  ==========  ========== ==========  ==========

Per share data
     Net earnings (1)                      $ 4.28       $ 4.37      $ 4.52     $ 4.10      $ 3.89
     Dividends (1)                         $ 1.25       $ 1.05      $ 0.92     $ 0.76      $ 0.65
     Book value (at period end)(1)         $41.00       $38.90      $33.48     $29.86      $27.06

Average no. of shares outstanding (1)     705,331      666,779     665,215    669,465     675,000

Year-end balances:
     Total loans                        $  143,777  $  137,891  $  122,034  $ 116,259  $  107,255
     Securities                             76,736      66,777      58,477     51,208      42,171
     Total assets                          243,150     231,994     197,909    182,692     172,522
     Deposits                              201,738     192,079     163,809    157,399     150,413
     Borrowings                             12,013      11,922      11,455      4,815       3,329
Shareholders' equity                        28,917      27,437      22,158     19,934      18,266

Significant ratios:
     Return on average assets                 1.29%       1.40%       1.55%      1.56%       1.66%
     Return on average equity                10.69       12.35       14.26      14.57       15.20
     Dividends per share to net
      income per share                       29.21       24.03       20.35      18.54       16.71
     Average equity to
      average assets                         12.05       11.32       10.86      10.73       10.93
     Loans to deposits                       71.27       71.79       74.50      73.86       71.31
     Allowance for loan
      loss to total loans                     1.31        1.34        1.43       1.42        1.44

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

OVERVIEW

The reported results of the Company are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. We are not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

During 1998, we completed the merger of Commercial and Savings Bank Company of Danville, Ohio with, and into the Bank. This merger will allow us to better serve our existing clients in this area, while allowing us the opportunity to attract new customers from the Danville area.

In 1999 construction began on a new branch facility in Sugarcreek, Ohio. The branch opened for business in February, 2000. This new location will give us a presence in the Sugarcreek, Ohio area and allows us to develop new business and deposit relationships in this area.


RESULTS OF OPERATIONS

SUMMARY

For 1999, we recorded net income of $3.0 million compared to $2.9 million for 1998 and $3.0 million for 1997.

Other operating income was $646,000 for 1999 compared to $558,000 for 1998 and $449,000 for 1997.

Total other operating expenses were $5.3 million in 1999 compared to $4.6 million in 1998 and $4.0 million in 1997.

Earnings per share for 1999 were $4.28 compared to $4.37 for 1998 and $4.52 for 1997. These earnings per share are adjusted for the 5 for 1 stock split in 1998.

NET INTEREST INCOME

Our net interest income increased by $736,000 in 1999 from 1998 and $252,000 in 1998 from 1997.

Total interest income increased by $1,045,000 or 6.52% for 1999 from 1998.
The increase of $1,045,000 for 1999 resulted primarily from an increase of $655,000 in interest income on loans and $461,000 in interest income on investment securities. The increases in loan and investment security interest income resulted primarily from increases in the average outstanding balances of the loan and investment portfolios of $13.0 million and $10.5 million respectively.

The increase in loan volume served to offset the reduction in the current yield on the loan portfolio which declined .41 basis points to 9.06%. The decline in yield is due to a general decline in long-term interest rates, combined with increased competition for loan customers.

Total interest income increased by $800,000 or 5.26% for 1998 from 1997 due mainly to an increase in the average outstanding balance of the loan and federal funds sold of $7.6 million and $5.2 million respectively.

The yield on earning assets was 7.70%, 8.06% and 8.26% for 1999, 1998 and 1997 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates and increased competition for loans.

Interest expense for 1999 increased by $308,000 from 1998 and by $548,000 for 1998 from 1997. These increases were due mainly to increases in the average volume of interest bearing liabilities which rose $17.3 million during 1999 and $10.7 million during 1998. The average volume of time deposits and interest bearing demand deposits increased $9.9 million and $5.4 million respectively in 1999 while time deposits, interest bearing demand deposits, and Federal Loan Bank advances increased $6.9 million, $1.2 million and $2.3 million respectively for 1998.

The cost on interest bearing liabilities was 4.55% for 1999 and 4.85% for 1998, and 4.83% for 1997. The decrease for 1999 is due mainly to a decrease in the cost of time deposits of .34 basis points.

Due mainly to a decrease in the yield on total earning assets, the net yield on earning assets has decreased the last three years. The net yield on interest earning assets was 4.00%, 4.09% and 4.27% for 1999, 1998 and 1997 respectively.

The following table sets forth, for the periods indicated, information regarding the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the total dollar amount of interest expense on average interest-bearing liabilities and the resulting rate paid, net interest income, interest rate spread and the net yield on interest-earning assets (dollars in thousands):

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

                                                  For the Year Ended December 31
                          ----------------------------------------------------------------------------------
                                      1999                      1998                         1997
                          -------------------------- --------------------------  --------------------------
                          Average             Yield/  Average            Yield/  Average             Yield/
                          Balance   Interest   Rate   Balance  Interest   Rate   Balance   Interest   Rate
                          --------  --------  ------ --------  --------  ------  --------  --------  ------
Assets
Interest earning assets:
  Loans (1)(2)(3)         $140,202  $ 12,698   9.06% $127,214  $ 12,043   9.47%  $119,552  $ 11,490   9.61%
  Securities-taxable (4)    38,778     2,309   5.95%   33,800     2,070   6.12%    36,389     2,296   6.31%
  Securities-nontaxable     30,345     1,420   4.68%   24,857     1,201   4.83%    20,641     1,001   4.85%
  Securities-equity (4)(5)   1,137        72   6.33%    1,078        70   6.49%     1,008        65   6.45%
  Federal funds sold        11,115       570   5.13%   11,904       640   5.38%     6,749       372   5.51%
                          --------  --------         --------  --------          --------  --------
    Total interest-
     earnings assets       221,577    17,069   7.70%  198,853    16,024   8.06%   184,339    15,224   8.26%
                                    --------                   --------                    --------
Noninterest-earning assets
     Cash and due from
      other Institutions     7,292                      6,625                       6,144
     Premises and equipment,
      net                    3,533                      2,891                       2,888
     Accrued interest        1,301                      1,164                       1,549
     Other assets            2,515                        842                         697
     Less allowance for
      loan losses           (1,939)                    (1,810)                     (1,694)
                          --------                   --------                    --------
          Total           $234,279                   $208,565                    $193,923
                          ========                   ========                    ========

                                          10

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS (CONTINUED)

                                                                      For the Year Ended December 31
                                             ----------------------------------------------------------------------------------
                                                        1999                      1998                      1997
                                             -------------------------- --------------------------  --------------------------
                                             Average             Yield/  Average            Yield/  Average             Yield/
                                             Balance   Interest   Rate   Balance  Interest   Rate   Balance   Interest   Rate
                                             --------  --------  ------ --------  --------  ------  --------  --------  ------

Liabilities and Shareholders
 Equity
Interest bearing liabilities:
  Interest bearing demand                    $ 27,102  $    691   2.55%   21,655  $    549   2.54%  $ 20,464      523  2.56%
  Money market accounts                        11,364       401   3.53%   15,364       620   4.04%    16,894      684  4.05%
  Savings deposits                             26,583       829   3.12%   19,745       589   2.98%    19,421      552  2.84%
  Time deposits                               104,202     5,660   5.43%   94,289     5,437   5.77%    87,375    5,091  5.83%
  Short term borrowings                         3,090        86   2.78%    2,637        79   3.00%     1,147       39  3.40%
  Federal Home Loan Bank Advances               7,805       534   6.84%    9,132       618   6.77%     6,789      455  6.70%
                                             --------  --------         --------  --------          --------  --------
    Total interest bearing liabilities        180,146     8,201   4.55%  162,822     7,892   4.85%   152,090    7,344  4.83%

Noninterest bearing liabilities:
     Demand deposits                           25,144                     21,290                      20,174
     Accrued expenses and other  liabilities      751                        838                         592

Shareholder's equity                           28,238                     23,615                      21,067
                                              -------                    -------                     -------
          Total                              $234,279                   $208,565                    $193,923
                                              =======                    =======                     =======
Net interest income                                    $  8,868                   $  8,132                    $  7,880
                                                       ========                   ========                     =======
Interest rate spread (6)                                          3.15%                      3.21%                       3.43%
                                                                 ======                     ======                      ======
Net yield on interest earning assets (7)                          4.00%                      4.09%                       4.27%
                                                                 ======                     ======                      ======

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2) Included in loan interest income are loan related fees of $252,742, $217,604, and $210,030 in 1999, 1998 and 1997, respectively.
(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5) Equity securities is comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio.
(6) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

                                       1999 Compared to 1998                1998 Compared to 1997
                                 ---------------------------------   -----------------------------------
                                     Increase (Decrease) Due To           Increase (Decrease) Due To
                                 ---------------------------------   -----------------------------------
                                   Volume       Rate        Net         Volume      Rate        Net
                                 ----------  ----------  ---------   ----------  ----------  ----------
Interest income
     Loans                       $   1,230   $    (575)  $    655     $    736   $    (183)  $     553
     Securities-taxable                305         (66)       239         (163)        (63)       (226)
     Securities-nontaxable             265         (46)       219          207          (7)        200
     Securities-equities                 4          (2)         2            4           1           5
     Federal funds sold                (42)        (28)       (70)         284         (16)        268
                                 ----------  ----------  ---------   ----------  ----------  ----------
          Total interest earning
           Assets                    1,762        (717)     1,045        1,068        (268)        800
                                 ----------  ----------  ---------   ----------  ----------  ----------
Interest expense
     Interest bearing demand           138           4        142           30          (4)         26
     Money market accounts            (162)        (57)      (219)         (61)         (3)        (64)
     Savings deposits                  204          36        240            9          28          37
     Time deposits                     572        (349)       223          403         (57)        346
     Short-term borrowing               14          (7)         7           51         (11)         40
     Federal Home Loan Bank
      Advances                         (90)          6        (84)         157           6         163
                                 ----------  ----------  ---------   ----------  ----------  ----------
           Total interest bearing
           Liabilities                 676        (367)       309          589         (41)        548
                                 ----------  ----------  ---------   ----------  ----------  ----------
Net change in interest income    $   1,086   $    (350)  $    736     $    479   $    (227)  $     252
                                 =========   ==========  =========   ==========  ==========  ==========

PROVISION FOR LOAN LOSSES

The provision for loan losses was $240,000 for 1999, $183,000 for 1998 and $180,000 for 1997. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.31%, 1.34% and 1.43% for 1999, 1998 and 1997 respectively.

OTHER INCOME

Other income, which is comprised principally of fees and charges on customers' deposit accounts, increased $88,000 or 15.9% to $646,000 in 1999 from $558,000 in 1998, and increased $108,000 or 24.02% in 1998 from 1997.
Service charges on customer accounts increased $75,000 or 18.31% in 1999 due to increased deposit activity caused by the merger of Commercial and Savings Bank Company in late 1998 and increases in new deposit accounts. The Bank started to sell fixed rate loans in the secondary market in late 1997. Gains for these sales were $42,000 in 1999, $42,000 in 1998 and $2,000 in 1997.
Income from the alternative investment service the Bank introduced in 1997 was $32,000 for 1999 and $31,000 for 1998 and $11,000 for 1997.

OTHER EXPENSE

Other expense increased $745,000 or 16.28% to $5.3 million in 1999 as compared to $4.6 million in 1998 and increased $538,000 or 13.34% for 1998 from $4.0 million in 1997.

Salary and employee benefits for 1999 totaled $2.6 million, an increase of $313,000 or 13.61% from $2.3 million in 1998 and increased $273,000 for 1998 or 13.47% from $2.0 million in 1997. This increase represents the effect of a full year's expense associated with new employees due to the merger with Commercial and Savings Bank Company in November, 1998 and normal recurring employee cost increases for annual salary increases, staff additions and employee benefits for 1999. The increase for 1998 was due to an increase in hospitalization insurance costs, effect of a part year's expense associated with new employees due to the merger in November, 1998 and normal recurring employee cost increases for annual salary increases, staff additions and employee benefits. For 2000, in addition to normal recurring salary, benefit adjustments and staff additions, it is expected salary and benefit costs will increase due to additional employees for the new branch office in Sugarcreek, Ohio.

Occupancy and equipment expense increased $97,000 in 1999 and $27,000 in 1998. The increase in expense during 1999 was attributable to a full year of occupancy and equipment expense on the Danville branch and additional improvements and equipment purchases for operations in 1999. For 1998, the increases were attributable to normal and recurring items. For 2000, it is expected occupancy and equipment expense will increase due to the addition of the new branch office in Sugarcreek, Ohio.

Other expenses for 1999 totaled $2.0 million, a $334,000 or 20.51% increase from the $1.6 million reported in 1998 and a $238,000 or 17.09% increase for 1998 from the 1997 total of $1.4 million. The major increases in 1999 were in professional fees of $70,000 and other expenses of $225,000. The increase in professional fees of $70,000 is mainly attributed to costs associated with the completion of the merger and costs of becoming a securities and exchange
registrant.   The increase in other expense is due mainly to the recognition of a full year of goodwill amortization associated with the merger and increases in normal and recurring expenses associated with a new branch and existing branches. The increase of $238,000 in 1998 from 1997 in other expenses is attributable to increases in normal and recurring items and recognition of a partial year of amortization of goodwill and other costs associated with the merger . For 2000, in addition to normal recurring increases, other expense is expected to increase due to the addition of the new branch in Sugarcreek, Ohio.

INCOME TAX EXPENSE

Income tax expense decreased by $79,000 for 1999 to $937,000 from $1.0 million in 1998 and decreased $92,000 in 1998 from $1.1 million in 1997. The effective rate on taxes for 1999, 1998 and 1997 was 23.7%, 25.9% and 26.9% respectively. The effective tax rate is affected by the amount of tax exempt income earned by the Company each year.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1999 AND 1998

Total assets at December 31, 1999 amounted to $243.2 million, an increase of $11.2 million compared to $232.0 million at December 31,1998.

Cash and cash equivalents decreased $5.3 million or 24.12% from December 31, 1998 to December 31, 1999, with liquid funds held in the form of federal funds sold decreasing $6.5 million. The decrease in federal funds sold at December 31, 1999 was used to help fund loan and investment growth in 1999.

Total investment securities increased $9.9 million or 14.91% from December 31, 1998 to December 31, 1999. The increase in investments was funded by the increase in deposits and the decrease in federal funds in 1999. Information detailing the book value of the investment portfolio by security type and classification is present in Note 4 to the consolidated financial statements.

Total loans were $143.8 million at December 31, 1999 an increase of $5.9 million or 4.27% from $137.9 million at December 31, 1998. Of this $5.9 million increase approximately $5.0 million was in the consumer and credit loan portfolio. Of this $5.0 million increase, vehicle loans increased $2.1 million and consumer loans on vacant land increased $2.7 million. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market.
We originated and sold $4.7 million and $4.9 million of loans in 1999 and 1998. Profit on the sale of these loans was $42,000 for both 1999 and 1998. Information detailing the composition of the loan portfolio is presented in
Note 5 to the consolidated financial statements.

Total deposits increased $9.7 million or 5.03% from December 31, 1998 to December 31, 1999. All deposit accounts increased with the exception of money market accounts. The increases are attributable to new deposit account growth and internal growth for existing accounts. The decrease in money market accounts of $3.4 million in 1999 is due to a decrease in public fund accounts. See also, "Average Balance Sheets and Net Interest Analysis" for information related to the average amount and average interest paid on deposit accounts during 1999 and 1998. Information related to the maturity of time deposits of $100,000 and over at December 31, 1999 is presented in
Note 8 of the accompanying consolidated financial statements.

Advances were $7.1 million and $8.6 million at December 31, 1999 and 1998 respectively. These borrowings were used to fund fixed rate residential real estate loans with similar maturities. New borrowings totaled $-0- and $1.5 million in 1999 and 1998 respectively.

Shareholders' equity increased $1.5 million during 1999 to $28.9 million at December 31, 1999 from $27.4 million at December 31, 1998. This increase was the result of an increase of $2.1 million in net retained earnings during the year and an unrealized loss on securities available for sale of $.6 million.

MARKET RISK AND ASSET/LIABILITY MANAGEMENT

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 1.51% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, we have originated adjustable-rate loans and as of December 31, 1999, they comprised approximately 62% of the total loan portfolio.

LIQUIDITY

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Liquidity is generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $3.4 and $3.2 million in cash during 1999 and 1998 respectively, generated principally from net income and depreciation and amortization.

Investing activities consist primarily of loan originations and repayments, and investment purchases and maturities. These activities used $17.6 million in funds during 1999, principally for the net funding of loans and the net purchase of investments totaling $6.1 million and $11.0 million respectively. For 1998, investing activities used $9.6 million, principally for the net funding of loans and the net purchase of investments totaling $5.2 million and $5.4 million respectively, offset by $1.3 million of cash acquired in the merger.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. For 1999, financing activities provided $8.9 million, comprised mainly of net deposit increases of $9.7 million, repayment of Federal Home Loan Bank advances of $1.5 million, net short-term borrowings increases of $1.6 million and payment of dividends of $.9 million. For 1998 financing activities provided $14.0 million, comprised mainly of net deposit increases of $14.3 million, net Federal Home Loan Bank advance repayments of $.2 million, net short-term borrowing increases of $.6 million and payment of dividends of $.7 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

CAPITAL RESOURCES

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 1999.

Our regulatory capital position at December 31, 1999, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 16 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators which would result in us being in non-compliance with capital requirements.

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

YEAR 2000

The Company relies on computers to conduct its business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking experts remain concerned that some computers may not be able to interpret additional dates in the year 2000 properly. The Company has operated and evaluated its computer operating systems following January 1, 2000 and has not identified any errors or experienced any computer system malfunctions. Nevertheless, the Company continues to monitor its computer operating systems to assess whether its systems are at risk of misinterpreting any future dates and will develop, if needed, appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers.

The Company will continue to monitor its significant vendors of goods and services and customers with respect to any Year 2000 problems they may encounter, as those issues may effect its ability to continue operations, or might adversely affect the company's financial position, results of operations and cash flows. At this time, the Company does not believe that these potential problems will materially impact the ability to continue operations. However, no assurance can be given that this will be the case.

                           REPORT OF INDEPENDENT AUDITORS
                           ------------------------------

The Board of Directors and Shareholders
Killbuck Bancshares, Inc.


We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.


Steubenville, Ohio
January 28, 2000

S.R. Snodgrass, A.C.
626 North Fourth Street
Steubenville, OH  43952-1982
Phone: 740-282-2771
Facsimile: 740-282-1606

                                             Killbuck Bancshares, Inc.
                                            CONSOLIDATED BALANCE SHEET


                                                                           December 31,
                                                                        1999               1998
                                                                     -----------       ------------
ASSETS
     Cash and cash equivalents:
          Cash and amounts due from depository institutions          $ 8,123,806       $  6,972,224
          Federal funds sold                                           8,700,000         15,200,000
                                                                    ------------       ------------
               Total cash and cash equivalents                        16,823,806         22,172,224
                                                                    ------------       ------------

     Investment securities:
           Securities available for sale                              42,311,490         39,228,084
           Securities held to maturity (market value of $33,578,899
             and $28,341,531)                                         34,424,679         27,549,053
                                                                    ------------       ------------
               Total investment securities                            76,736,169         66,777,137
                                                                    ------------       ------------
     Loans (net of allowance for loan losses of $1,887,773 and
       $1,851,175)                                                   141,521,075         35,644,314

     Loans held for sale                                                 356,000            233,750
     Premises and equipment, net                                       3,851,975          3,368,645
     Accrued interest                                                  1,622,480          1,629,508
     Other assets                                                      2,238,375          2,168,315
                                                                    ------------       ------------
               Total assets                                         $243,149,880       $231,993,893
                                                                    ============       ============

LIABILITIES
     Deposits:
          Noninterest bearing demand                                 $28,935,106       $ 26,150,636
          Interest bearing demand                                     29,579,519         25,576,971
          Money market                                                 8,746,151         12,182,491
          Savings                                                     28,173,933         25,707,998
          Time                                                       106,303,749        102,460,585
                                                                    ------------       ------------
               Total deposits                                        201,738,458        192,078,681
     Federal Home Loan Bank advances                                   7,112,753          8,587,302
     Short-term borrowings                                             4,900,000          3,335,000
          Accrued expenses and other liabilities                         481,951            555,699
                                                                    ------------       ------------
               Total liabilities                                     214,233,162        204,556,682
                                                                    ------------       ------------
SHAREHOLDERS' EQUITY
     Common stock   No par value: 1,000,000 shares authorized,
      718,431 issued                                                   8,846,670          8,846,670
     Retained earnings                                                21,352,156         19,215,493
     Accumulated other comprehensive income (loss)                      (648,620)             8,536
     Treasury stock, at cost (13,100 shares)                            (633,488)          (633,488)
                                                                    ------------       ------------
               Total shareholders' equity                             28,916,718         27,437,211
                                                                    ------------       ------------

               Total liabilities and shareholders' equity           $243,149,880       $231,993,893
                                                                    ============       ============

See accompanying notes to the consolidated financial statements.

                                            Killbuck Bancshares, Inc.
                                         CONSOLIDATED STATEMENT OF INCOME

                                                                    Year Ended December 31,
                                                              1999           1998           1997
                                                           -----------   -----------     -----------
INTEREST INCOME
     Interest and fees on loans                            $12,698,236   $12,043,400     $11,489,797
     Federal funds sold                                        568,636       639,968         372,153
      Investment securities:
           Taxable                                           2,381,982     2,129,061      2,349,656
           Exempt from federal income tax                    1,419,777     1,211,898      1,012,341
                                                           -----------   -----------    -----------
               Total interest income                        17,068,631    16,024,327     15,223,947
                                                           -----------   -----------    -----------

INTEREST EXPENSE
     Deposits                                                7,580,106     7,194,761      6,850,752
     Federal Home Loan Bank advances                           534,468       618,347        454,791
     Short term borrowings                                      85,826        79,351         38,637
                                                           -----------   -----------    -----------
               Total interest expense                        8,200,400     7,892,459      7,344,180
                                                           -----------   -----------    -----------

NET INTEREST INCOME                                          8,868,231     8,131,868      7,879,767

Provision for loan losses                                      240,000       183,000        180,000
                                                           -----------   -----------    -----------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                             8,628,231     7,948,868      7,699,767
                                                           -----------   -----------    -----------
OTHER INCOME
     Service charges on deposit accounts                       483,071       408,321        375,676
     Gain on sale of loans, net                                 41,581        41,712          2,033
     Other income                                              121,232       107,491         71,850
                                                           -----------   -----------    -----------
               Total other income                              645,884       557,524        449,559
                                                           -----------   -----------    -----------

OTHER EXPENSE
     Salaries and employee benefits                          2,615,225     2,301,849      2,028,629
     Occupancy and equipment                                   741,289       643,854        616,445
     Other expense                                           1,962,189     1,628,186      1,390,581
                                                           -----------   -----------    -----------
               Total other expense                           5,318,703     4,573,889      4,035,655
                                                           -----------   -----------    -----------

INCOME BEFORE INCOME TAXES                                   3,955,412     3,932,503      4,113,671
      Income taxes                                             937,085     1,016,542      1,108,209
                                                           -----------   -----------    -----------

NET INCOME                                                 $ 3,018,327    $2,915,961    $ 3,005,462
                                                           ===========   ===========    ===========
EARNINGS PER SHARE                                         $      4.28    $     4.37    $      4.52
                                                           ===========   ===========    ===========

AVERAGE SHARES OUTSTANDING                                     705,331       666,779        665,215
                                                           ===========   ===========    ===========


See accompanying notes to the consolidated financial statements.

                                                                     Killbuck Bancshares, Inc.
                                                     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         Accumulated
                                                                            Other                         Total
                                                   Common     Retained   Comprehensive     Treasury    Shareholders'  Comprehensive
                                                   Stock      Earnings   Income (Loss)      Stock         Equity         Income
                                                 ----------  ----------- --------------  ------------  -------------  -------------
BALANCE, DECEMBER 31,1996                        $5,806,500  $14,624,364  $   (176,066)  $  (321,058)  $  19,933,740

     Net income                                                3,005,462                                   3,005,462  $   3,005,462
     Other comprehensive income:
          Unrealized gain on available for sale
           securities, net of tax of $73,280                                   142,249                       142,249        142,249
                                                                                                                      -------------
     Comprehensive income                                                                                             $   3,147,711
                                                                                                                      =============
     Cash dividends paid ($.92 per share)                       (611,412)                                   (611,412)
     Purchase of treasury shares                                                             (312,430)      (312,430)
                                                 ----------  ----------- --------------  ------------  -------------

BALANCE, DECEMBER 31, 1997                        5,806,500   17,018,414        (33,817)     (633,488)    22,157,609

     Net income                                                2,915,961                                   2,915,961  $   2,915,961
     Other comprehensive income:
          Unrealized gain on available for sale
           securities, net of tax of $21,818                                     42,353                       42,353         42,353
                                                                                                                      -------------
     Comprehensive income                                                                                             $   2,958,314
                                                                                                                      =============
     Cash dividends paid ($1.05 per share)                      (718,882)                                   (718,882)
     Business acquisition                         3,040,170                                                3,040,170
                                                 ----------  ----------- --------------  ------------  -------------

BALANCE, DECEMBER 31, 1998                        8,846,670   19,215,493          8,536      (633,488)    27,437,211

     Net income                                                3,018,327                                   3,018,327  $   3,018,327
     Other comprehensive income:
          Unrealized loss on available for sale
           securities, net of tax benefit
           of $338,535                                                         (657,156)                    (657,156)      (657,156)
                                                                                                                      -------------
     Comprehensive income                                                                                             $   2,361,171
                                                                                                                      =============
     Cash dividends paid ($1.25 per share)                      (881,664)                                   (881,664)
                                                 ----------  ----------- --------------  ------------  -------------

BALANCE, DECEMBER 31, 1999                       $8,846,670  $21,352,156  $    (648,620) $   (633,488) $  28,916,718
                                                 ==========  =========== ============== ============= ==============




See accompanying notes to the consolidated financial statements.

                                                                Killbuck Bancshares, Inc.
                                                          CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                             Year Ended December 31,
                                                                     1999               1998                 1997
                                                                 ------------      -------------        -------------

OPERATING ACTIVITIES
     Net income                                                  $  3,018,327      $   2,915,961        $   3,005,462
     Adjustments to reconcile net income to net cash
      provided by operating activities:
          Provision for loan losses                                   240,000            183,000              180,000
          Depreciation, amortization and accretion, net               414,035            307,868              245,393
          Gain on sale of loans, net                                  (41,581)           (41,712)              (2,033)
          Origination of loans held for sale                       (4,674,850)        (4,924,449)            (282,300)
          Proceeds from the sale of loans                           4,594,181          4,732,411             284,333
          Federal Home Loan Bank stock dividend                       (60,500)           (57,800)             (53,300)
          (Increase) decrease in accrued interest and other assets    (31,268)            80,983              (77,114)
          (Decrease) increase in accrued expenses and other
           liabilities                                                (75,547)            (5,076)             (57,407)
          (Decrease) increase in federal income tax payable            (1,799)           (86,032)               6,466
          (Decrease) increase in deferred federal income tax          (22,661)            69,582               17,580
                                                                 ------------      -------------        -------------
               Net cash provided by operating activities            3,358,337          3,174,736            3,267,080
                                                                 ------------      -------------        -------------

INVESTING ACTIVITIES
     Investment securities available for sale:
          Proceeds from maturities and repayments                  15,067,374         25,874,036           14,051,028
          Purchases                                               (19,131,130)       (27,154,089)         (16,051,726)
     Investment securities held to maturity:
          Proceeds from maturities and repayments                   1,967,986          2,786,713            2,249,094
          Purchases                                                (8,885,152)        (6,856,609)          (7,262,638)
     Net increase in loans                                         (6,116,761)        (5,195,049)          (5,899,602)
     Purchase of premises and equipment                              (550,970)          (395,902)            (119,386)
     Decrease in other real estate owned                               73,334                  -                    -
     Cash funds acquired in business acquisition                            -          1,296,338                    -
                                                                 ------------      -------------        -------------
               Net cash used in investing activities              (17,575,319)        (9,644,562)         (13,033,230)
                                                                 ------------      -------------        -------------

FINANCING ACTIVITIES
     Net increase in deposits                                       9,659,777         14,304,976            6,409,485
     Proceeds from Federal Home Loan Bank advances                          -          1,500,000            4,600,000
     Repayment of Federal Home Loan Bank advances                  (1,474,549)        (1,657,872)            (669,474)
     Net increase in short-term borrowings                          1,565,000            625,000            2,710,000
     Purchase of treasury shares                                            -                  -             (312,430)
     Cash dividends paid including fractions shares                  (881,664)          (730,831)            (611,412)
                                                                 ------------      -------------        -------------
               Net cash provided by financing activities            8,868,564         14,041,273           12,126,169
                                                                 ------------      -------------        -------------

               (Decrease) increase in cash and cash equivalents    (5,348,418)         7,571,447            2,360,019

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     22,172,224         14,600,777           12,240,758
                                                                 ------------      -------------        -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $ 16,823,806      $  22,172,224        $  14,600,777
                                                                 ============      =============        =============

See accompanying notes to the consolidated financial statements.

                                Killbuck Bancshares, Inc.
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

NATURE OF OPERATIONS AND BASIS OF PRESENTATION
----------------------------------------------

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

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results may differ significantly from those estimates.

INVESTMENT SECURITIES
---------------------

Investment securities are classified, at the time of purchase, based upon management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the level yield method. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of shareholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

LOANS
-----

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

ALLOWANCE FOR LOAN LOSSES
-------------------------

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

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

PREMISES AND EQUIPMENT
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

REAL ESTATE OWNED
-----------------

Real estate acquired in settlement of loans is stated at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure the value of the underlying collateral is written down by a charge to the allowance for loan losses if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included in other expenses.

INTANGIBLE ASSETS AND LIABILITIES
---------------------------------

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 1999 and 1998 respectively, net goodwill of $1,550,790 and $1,661,561 is included in other assets on the balance sheet and is being amortized using the straight-line method over fifteen years.

Market value adjustments to various asset and liabilities accounts are being amortized using the straight-line method over the period to be benefited. The market value adjustments are components of their respective account balances on the balance sheet.

EMPLOYEE BENEFITS PLANS
-----------------------

The Bank maintains an integrated money purchase pension plan and a 401(K) plan covering eligible employees. The Bank's contributions are based upon the plan's contribution formula.

INCOME TAXES
------------

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

EARNINGS PER SHARE
------------------

The Company currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted number of shares for the period.

COMPREHENSIVE INCOME
--------------------

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income (loss) is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income (loss) as part of the Statement of Changes in Shareholders' Equity.

CASH FLOW INFORMATION
---------------------

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 1999, 1998 and 1997 were $8,229,575, $7,809,677, and
$7,359,808, respectively. Cash payments for income taxes for 1999, 1998, and 1997 were $960,417, $1,055,913, and $1,081,332 respectively.

PENDING ACCOUNTING PRONOUNCEMENTS
---------------------------------

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended for in June, 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities   Deferral of the Effective Date of FASB Statement No. 133."  The
Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the statement of financial position, recorded at fair value. Statement No. 133 precludes a held to maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held to maturity security into the available for sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 2000. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

RECLASSIFICATION OF COMPARATIVE AMOUNTS
---------------------------------------

Certain amounts in prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders' equity or net income.

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

3.     FEDERAL FUNDS SOLD

     Federal funds sold at December 31 consists of the following:

                                                   1999                         1998
                                        ----------------------------     ----------------------------
          Institution                   Maturity             Balance     Maturity             Balance
          -----------                   --------          -----------    ---------        -----------
          National Bank of Detroit             -          $         -      1-04-99        $ 8,000,000
          National City Bank              1-3-00            3,700,000      1-04-99          7,200,000
          Independent State Bank of Ohio  1-3-00            5,000,000                               -
                                                          -----------                     -----------
                                                          $ 8,700,000                     $15,200,000
                                                          ===========                     ===========

4.     INVESTMENT SECURITIES

     The amortized cost of securities and their estimated market values are as follows:

     SECURITIES AVAILABLE FOR SALE

                                                                       1999
                                          ------------------------------------------------------------------
                                                              Gross              Gross            Estimated
                                          Amortized         Unrealized         Unrealized           Market
                                             Cost              Gains              Losses             Value
                                          -----------    ----------------     --------------    ------------

          U.S. Treasury securities       $ 2,998,811          $    1,455        $       610      $ 2,999,656
          Obligations of U.S. Government
           Agencies and Corporations      39,133,728                   -            983,604       38,150,124
                                         -----------          ----------        -----------     ------------
               Total debt securities      42,132,539               1,455            984,214       41,149,780

          Equity securities                1,161,710                   -                  -        1,161,710
                                         -----------          ----------        -----------      -----------
               Total                     $43,294,249          $    1,455        $   984,214      $42,311,490
                                         ===========          ==========        ===========     ============

                                                                        1998
                                          ------------------------------------------------------------------
                                                              Gross              Gross            Estimated
                                         Amortized        Unrealized          Unrealized          Market
                                           Cost              Gains              Losses             Value
                                         -----------          ----------        -----------     ------------

          U.S. Treasury securities       $ 9,312,753          $   59,431        $         -      $ 9,372,184
          Obligations of U.S. Government
           Agencies and Corporations      28,801,188              40,191             86,689       28,754,690
                                         -----------          ----------        -----------     ------------
               Total debt securities      38,113,941              99,622             86,689       38,126,874

          Equity securities                1,101,210                   -                  -        1,101,210
                                         -----------          ----------        -----------     ------------
               Total                     $39,215,151          $   99,622        $    86,689      $39,228,084
                                         ===========          ==========        ===========      ===========

                                                                  25

     SECURITIES HELD TO MATURITY

                                                                            1999
                                              --------------------------------------------------------------
                                                                    Gross            Gross         Estimated
                                                 Amortized        Unrealized      Unrealized         Market
                                                    Cost            Gains           Losses           Value
                                                -----------      -----------     -----------     -----------

          Obligations of States and Political
           Subdivisions                         $32,797,040      $   106,508     $   843,411     $32,060,137
          Corporate Securities                    1,627,639                -         108,877       1,518,762
                                                -----------      -----------     -----------     -----------
               Total                            $34,424,679      $   106,508     $   952,288     $33,578,899
                                                ===========      ===========     ===========     ===========

                                                                             1998
                                              --------------------------------------------------------------
                                                                    Gross            Gross         Estimated
                                                 Amortized        Unrealized      Unrealized         Market
                                                    Cost            Gains           Losses           Value
                                                -----------      -----------     -----------     -----------

          Obligations of States and Political
           Subdivisions                         $25,909,260      $   822,022     $     7,341     $26,723,941
          Corporate Securities                    1,639,793              781          22,984       1,617,590
                                                -----------      -----------     -----------     -----------
               Total                            $27,549,053      $   822,803     $    30,325     $28,341,531
                                                ===========      ===========     ===========     ===========

The amortized cost and estimated market values of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                     Available For Sale                   Held to Maturity
                                                ----------------------------        ----------------------------
                                                                   Estimated                          Estimated
                                                Amortized            Market         Amortized           Market
                                                   Cost              Value             Cost              Value
                                                ------------    ------------        ------------    ------------
          Due in one year or less               $  4,498,811    $  4,487,593        $  1,532,435    $  1,544,150
          Due after one year through five years   28,492,608      27,770,306          10,393,347      10,360,974
          Due after five through ten years         9,141,120       8,891,881          17,091,122      16,575,608
          Due after ten years                              -               -           5,407,775       5,098,167
                                                ------------    ------------        ------------    ------------
                                                $ 42,132,539    $ 41,149,780        $ 34,424,679    $ 33,578,899
                                                ============    ============        ============    ============

Investment securities with an approximate carrying value of $31,225,000 and $30,600,000 at December 31, 1999 and 1998, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law. There were no security sales in 1999, 1998 and 1997.

5.     LOANS

       Major classification of loans are summarized as follows:

                                            1999                1998
                                        -------------       -------------

          Real estate - residential     $  48,959,970       $  49,226,429
          Real estate - farm                4,380,211           4,376,208
          Real estate - commercial         23,717,573          22,713,385
          Real estate - construction        1,396,523           1,237,523
          Commercial and other loans       37,767,378          37,752,447
          Consumer and credit loans        27,555,540          22,584,896
                                        -------------       -------------
                                          143,777,195         137,890,888
          Less allowance for loan losses   (1,887,773)         (1,851,175)
          Less net deferred loan fees        (368,347)           (395,399)
                                        -------------       -------------
               Loans, net               $ 141,521,075       $ 135,644,314
                                        =============       =============

Loans held for sale at December 31, 1999 and 1998 were $356,000 and $233,750 respectively. In 1999 the Bank started servicing loans originated and sold in the secondary market. The Bank is currently collecting a fee of .25% for servicing these loans. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $900,691 at December 31, 1999.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

                                     1999             1998             1997

                                 ------------     ------------    ------------
 Principal outstanding           $    287,017     $     21,323     $   120,805
 Contractual interest due        $     19,969     $        923     $     6,120
 Interest income recognized      $          0     $          0     $     7,000


The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 1999 and 1998, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 1999 is as follows:

                 Balance                     Amounts        Balance
               12-31-1998     Additions     Collected     12-31-1999
               ----------     ---------     ---------     ----------

               $  293,210     $ 808,600     $ 243,471     $  858,339


6.     ALLOWANCE FOR LOAN LOSSES

       An analysis of the change in the allowance for loan losses follows:

                                                         1999             1998              1997
                                                     ------------     ------------      ------------
          Balance, January 1                         $  1,851,175      $ 1,744,586      $  1,653,322
               Add:
                    Provision charged to operations       240,000          183,000           180,000
                    Loan recoveries                        80,135           47,657           101,397
                     Acquired in business acquisition           -           93,001                 -
               Less: Loans charged off                   (283,537)        (217,069)         (190,133)
                                                     ------------     ------------      ------------
          Balance, December 31                       $  1,887,773      $ 1,851,175      $  1,744,586
                                                     ============     ============      ============

7.     PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                         1999               1998
                                                     ------------      ------------
          Land                                       $    909,930       $   909,930
          Building and improvements                     3,265,750         2,728,374
          Furniture, fixtures and equipment             2,616,955         2,363,977
                                                     ------------      ------------
                                                        6,792,635         6,002,281
          Less accumulated depreciation                 2,940,660         2,633,636
                                                     ------------      ------------
               Total                                 $  3,851,975       $ 3,368,645
                                                     ============      ============

Depreciation expense charged to operations was $321,492 for 1999, $283,300 for 1998, and $285,094 for 1997.

8.     DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $27,186,935 and $27,715,774 at December 31, 1999 and 1998, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,487,708 in 1999, $1,496,632 in 1998, and $1,306,783 in 1997.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 1999.

                                            December 31,
                                                1999
                                            ------------
     3 months or less                       $  6,276,334
     Over 3 through 6 months                   8,588,521
     Over 6 through 12 months                 11,619,617
     Over 12 months                              702,463
                                            ------------
               Total                        $ 27,186,935
                                            ============

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

                                                       Year Ended December 31,
                                                       1999               1998
                                                      ------------     ------------
     Short-term borrowings:
          Ending balance                           $  4,900,000      $ 3,335,000
          Maximum month-end balance during the year   4,900,000        3,440,000
          Average month-end balance during the year   3,275,567        2,763,000
          Weighted average at year end                     3.28%            2.58%
          Weighted average rate during the year            2.62%            2.88%

     The Company has pledged investment securities with carrying values of $5,803,550 and $4,013,900 as of December 31, 1999 and 1998,
     respectively, as collateral for the  repurchase agreements.

10.  FEDERAL HOME LOAN BANK ADVANCES

     The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 1999 are as follows:

                                      Year Ending
                           December 31,             Amount
                           ------------           ----------
                           2000                   $  822,116
                           2001                      746,687
                           2002                      681,181
                           2003                      623,394
                           2004                      572,636
                           2005 and thereafter     3,666,739
                                                  ----------
                           Total                  $7,112,753
                                                  ==========

  The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). The FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 1999 and 1998 the Bank had a borrowing capacity of approximately $22.7 and $17.0 million, respectively with the FHLB. At December 31, 1999 and 1998 there was $7,112,753 and $8,587,302, respectively borrowed against this credit arrangement.

11.  EMPLOYEE BENEFIT PLANS

     The Bank maintains an integrated money purchase pension plan and a 401(k) plan.

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

     The 401(k) plan allows employees to make salary reduction contributions to the plan up to 10% of their compensation for the plan year. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 1999 and 1998 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

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

     The pension costs charged to operating expense for the years 1999, 1998 and 1997 amounted to $180,369, $153,374 and $136,666, respectively.

12.     OTHER OPERATING EXPENSE

     Other operating expense included the following:

                                                   1999          1998           1997
                                               -----------     -----------   -----------
          Stationery, supplies and printing    $   166,224     $   155,064   $   137,760
          Professional fees                        257,986         187,813       144,027
          Franchise tax                            361,089         333,689       298,457
          Other                                  1,176,890         951,620       810,337
                                               -----------     -----------   -----------
               Total                           $ 1,962,189     $ 1,628,186   $ 1,390,581
                                               ===========     ===========   ===========

13.  INCOME TAXES

     The provision for federal income taxes for the years ended December 31 consist of:

                                         1999            1998           1997
                                      -----------     -----------   -----------
          Current payable            $   959,746     $   946,960    $1,090,629
          Deferred                       (22,661)         69,582        17,580
                                      -----------     -----------   -----------
               Total provision        $   937,085     $ 1,016,542    $1,108,209
                                      ===========     ===========   ===========

     The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes which would have been provided at statutory rates for the year ended December 31:

                                              1999                        1998                        1997
                                    ----------------------     ----------------------       ----------------------
                                                   % of                       % of                         % of
                                                  Pre-Tax                    Pre-Tax                      Pre-Tax
                                      Amount      Income          Amount     Income           Amount      Income
                                    ----------  ----------      ---------- ----------       ----------  ----------
     Provision at statutory rate    $1,344,840       34.0%      $1,337,051      34.0%       $1,398,648       34.0%
     Tax exempt income                (482,724)     (12.2)        (408,414)    (10.4)         (340,323)      (8.3)
     Non-deductible interest
      Expense                           81,600        2.1           64,937       1.7            53,716        1.3
     Other, net                         (6,631)     (  .2)%         22,968        .6            (3,832)       (.1)
                                    ----------  -----------     ---------- ----------       ----------  -----------
     Tax expense
      and effective rate            $  937,085        23.7%     $1,016,542      25.9%       $1,108,209        26.9%
                                    ==========  ===========     ========== ==========       ==========  ===========


     The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

                                                                1999             1998
                                                            ----------     ----------
          Deferred Tax Assets:
               Allowance for loan losses                    $   48,255      $ 435,761
               Deferred loan fees                               25,817         40,097
               Net unrealized loss on securities               334,138              -
                                                            ----------     ----------
                    Deferred tax asset                         808,210        475,858
                                                            ----------     ----------

          Deferred Tax Liabilities:
               Premise and equipment depreciation              256,213        268,113
               Stock dividends                                  79,900         59,500
               Net unrealized gain on securities                     -          4,397
               Other, net                                        7,185         40,132
                                                            ----------     ----------
                    Deferred tax liabilities                   343,298        372,142
                                                            ----------     ----------
                    Net deferred tax assets                 $  464,912      $ 103,716
                                                            ==========     ==========

No valuation allowance was established at December 31, 1999 and 1998 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

14.     COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS
-----------

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

These commitments were comprised of the following at December 31:

                                                                1999             1998
                                                            ------------     ------------

     Commitments to extend credit                           $ 13,014,017     $ 17,872,990
     Standby letters of credit                                   964,224          607,681
                                                            ------------     ------------
          Total                                             $ 13,978,241     $ 18,480,671
                                                            ============     ============

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 1999 or 1998.

CONTINGENT LIABILITIES
----------------------

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


15.     REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2000, without the approval of the regulatory authorities, is $4,040,650 plus 2000 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $2,225,000 and $1,124,000 at December 31, 1999 and 1998, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital. The Company had no such borrowings at December 31, 1999 and 1998.

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

Quantitative measures established by the regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Company and Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the appropriate regulatory authority has categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-Based, Tier 1 Risk-Based and Tier 1 Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table below. There have been no conditions or events since that notification that management believes have changed this category. The consolidated capital position of the Company does not materially differ from the Banks, therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31 (dollars in thousands):

                                                          1999                           1998
                                                 ----------------------         ----------------------
                                                   Amount       Ratio             Amount       Ratio
                                                 ----------  ----------         ----------  ----------
     Total Capital (to Risk Weighted Assets)
     ---------------------------------------
          Actual                                 $   29,700      19.85%         $   27,432      19.64%
          For Capital Adequacy Purposes              11,970       8.00              11,173       8.00
          To be well capitalized                     14,962      10.00              13,967      10.00

     Tier 1 Capital (to Risk Weighted Assets)
     ----------------------------------------
          Actual                                 $   27,829      18.60%         $   25,685      18.39%
          For Capital Adequacy Purposes               5,985       4.00               5,587       4.00
          To be well capitalized                      8,977       6.00               8,380       6.00

     Tier 1 Capital (to Average Assets)
     ----------------------------------
          Actual                                 $   27,829      11.55%         $   25,68 5     11.25%
          For Capital Adequacy Purposes               9,641       4.00                9,134      4.00
          To be well capitalized                     12,052       5.00               11,418      5.00

17.     OTHER COMPREHENSIVE INCOME

Other comprehensive income included in the Consolidated Statement of Shareholders' Equity consists solely of net unrealized gains and losses on available for sales securities. The Company incurred an unrealized net loss for the period ended December 31, 1999 of $657,156. For the periods ended
December 31, 1998 and 1997, the Company incurred unrealized net gains of $42,353 and $142,249, respectively.

18.     FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values at December 31 are as follows:

                                                          1999                                 1998
                                              --------------------------          --------------------------
                                                Carrying       Fair                 Carrying       Fair
                                                 Amount        Value                 Amount        Value
                                              ------------  ------------          ------------  ------------
     Financial assets:
          Cash and due from banks             $  8,123,806  $  8,123,806          $  6,972,224  $  6,972,224
          Federal funds sold                     8,700,000     8,700,000            15,200,000    15,200,000
          Securities available for sale         42,311,490    42,311,490            39,228,084    39,228,084
          Securities held to maturity           34,424,679    33,578,899            27,549,053    28,341,531
          Net loans                            141,521,075   144,230,000           135,644,314   141,319,000
          Loans held for sale                      356,000       357,285               233,750       236,087
          Accrued interest receivable            1,622,480     1,622,480             1,629,508     1,629,508
                                              ------------  ------------          ------------  ------------
               Total                          $237,059,530  $238,923,960          $226,456,933  $232,926,434
                                              ============  ============          ============  ============
     Financial liabilities:
          Deposits                            $201,738,458  $202,004,000          $192,078,681  $193,434,000
          Federal Home Loan Bank advances        7,112,753     7,200,000             8,587,302     9,661,000
          Short term borrowings                  4,900,000     4,900,000             3,335,000     3,335,000
          Accrued interest payable                 339,999       339,999               369,174       369,174
                                              ------------  ------------          ------------  ------------
              Total                           $214,091,210  $214,443,999          $204,370,157  $206,799,174
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


The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, ACCRUED INTEREST RECEIVABLE,
------------------------------------------------------------------------
SHORT-TERM BORROWINGS, AND ACCRUED INTEREST PAYABLE
---------------------------------------------------

The fair value approximates the current carrying value.

INVESTMENT SECURITIES AND LOANS HELD FOR SALE
---------------------------------------------

The fair value of investment securities and loans held for sale are equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

LOANS, DEPOSITS, AND FEDERAL HOME LOAN BANK ADVANCES
----------------------------------------------------

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

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
----------------------------------------------------------

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

19. MERGER

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

20.     PARENT COMPANY

The following are parent only condensed financial statements:


                                    CONDENSED BALANCE SHEET

                                                                     December 31,
                                                                1999              1998
                                                            ------------       ------------
ASSETS
     Cash                                                   $    309,847       $     16,709
     Investment in bank subsidiary                            28,606,871         27,420,502
                                                            ------------       ------------
               Total assets                                 $ 28,916,718       $ 27,437,211
                                                            ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
     Shareholders' equity                                   $ 28,916,718       $ 27,437,211
                                                            ------------       ------------
               Total liabilities and shareholders' equity   $ 28,916,718       $ 27,437,211
                                                            ============       ============

                                                  CONDENSED STATEMENT OF INCOME


                                                                             Year Ended December 31,
                                                                    1999            1998            1997
                                                                 -----------    -----------     -----------
INCOME
     Dividends from bank subsidiary                              $ 1,175,000    $   718,950     $   921,412

     Operating expenses                                                  300            172           8,323
                                                                 -----------    -----------     -----------
          Income before income taxes                               1,174,700        718,778         913,089

Income tax benefit                                                      (102)           (58)         (2,830)
                                                                 -----------    -----------     -----------

           Income before equity in undistributed net income
             of subsidiary                                         1,174,802        718,836         915,919

Equity in undistributed net income of subsidiary                   1,843,525      2,197,125       2,089,543
                                                                 -----------    -----------     -----------
          NET INCOME                                             $ 3,018,327    $ 2,915,961     $ 3,005,462
                                                                 ===========    ===========     ===========

                                               CONDENSED STATEMENT OF CASH FLOWS



                                                                           Year Ended December 31,
                                                                    1999           1998             1997
                                                                 -----------    -----------     -----------
OPERATING ACTIVITIES
     Net income                                                  $ 3,018,327    $ 2,915,961     $ 3,005,462
     Adjustments to reconcile net income to net cash
      provided by operating activities:
          Equity in undistributed net income of subsidiary        (1,843,525)    (2,197,125)     (2,089,543)
          Amortization                                                     -              -           8,109
                                                                 -----------    -----------     -----------
               Net cash provided by operating activities           1,174,802        718,836         924,028
                                                                 -----------    -----------     -----------
FINANCING ACTIVITIES
     Purchase of treasury shares                                           -              -        (312,430)
     Dividends paid including fractional shares                     (881,664)      (730,831)       (611,412)
                                                                 -----------    -----------     -----------
    Net cash used in financing activities                           (881,664)      (730,831)       (923,842)
                                                                 -----------    -----------     -----------
INCREASE (DECREASE) IN CASH                                          293,138        (11,995)            186

CASH AT BEGINNING OF YEAR                                             16,709         28,704          28,518
                                                                 -----------    -----------     -----------
CASH AT END OF YEAR                                              $   309,847    $    16,709     $    28,704
                                                                 ===========    ===========     ============
