Form 10-K, Exhibit 13
period 2000-12-31
KILLBUCK BANCSHARES INC
filed 2001-03-30
CIK 1060455

                                                                      Exhibit 13


                           KILLBUCK BANCSHARES, INC.


CORPORATE PROFILE

Killbuck Bancshares, Inc. (the "Company") was incorporated under the laws of the State of Ohio on November 29, 1991 at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of The Killbuck Savings Bank Company. In November 1992, the Company became the sole shareholder of the Bank. The Bank carries on business under the name "The Killbuck Savings Bank Company." The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio.

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

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, interest-bearing accounts, internet banking, bill payment, safe deposit facilities, real estate mortgage loans and consumer loans. The Bank also makes secured and unsecured commercial loans.

STOCK MARKET INFORMATION

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2000 and 1999. Cash dividends are paid on a semi-annual basis.

                                                                     Cash
                                                                  Dividends
    Quarter Ended                    High           Low              Paid
    -------------                    ----           ---              ----

2000    March 31                    $96.77           $86.17          N/A
        June 30                      88.46            86.64          .70
        September 30                 92.13            89.54          N/A
        December 31                  94.56            92.64          .75

1999    March 31                    $92.88           $92.03          N/A
        June 30                      94.47            93.48          .60
        September 30                 94.87            93.62          N/A
        December 31                  96.33            96.12          .65

At December 31, 2000 the Company had approximately 963 shareholders of record.

SELECTED FINANCIAL DATA

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

                                                                       Year Ended December 31,
                                             ----------------------------------------------------------------------------
                                               2000             1999             1998             1997             1996
                                             --------         --------         --------         --------         --------

For The Year:
     Total interest income                   $ 19,350         $ 17,069         $ 16,024         $ 15,224         $ 13,982
     Total interest expense                     9,366            8,201            7,892            7,344            6,626
                                             --------         --------         --------         --------         --------
         Net interest income                    9,984            8,868            8,132            7,880            7,356
     Provision for loan losses                    540              240              183              180              180
                                             --------         --------         --------         --------         --------
         Net interest income after
          provision for loan losses             9,444            8,628            7,949            7,700            7,176
     Total other income                           638              646              558              449              439
     Total other expense                        5,720            5,319            4,574            4,036            3,799
                                             --------         --------         --------         --------         --------
         Income before
          income taxes                          4,362            3,955            3,933            4,113            3,816
     Income tax expense                         1,079              937            1,017            1,108            1,069
                                             --------         --------         --------         --------         --------
         Net income                          $  3,283         $  3,018         $  2,916         $  3,005         $  2,747
                                             ========         ========         ========         ========         ========

Per share data
     Net earnings (1)                        $   4.66         $   4.28         $   4.37         $   4.52         $   4.10
     Dividends (1)                           $   1.45         $   1.25         $   1.05         $   0.92         $   0.76
     Book value (at period end)(1)           $  45.18         $  41.00         $  38.90         $  33.48         $  29.86

Average no. of shares outstanding (1)         703,784          705,331          684,650          664,578          668,147

Year-end balances:
     Total loans                             $151,800         $143,777         $137,891         $122,034         $116,259
     Securities                                83,607           76,736           66,777           58,477           51,208
     Total assets                             262,000          243,150          231,994          197,909          182,692
     Deposits                                 219,168          201,738          192,079          163,809          157,399
     Borrowings                                10,514           12,013           11,922           11,455            4,815
     Shareholders' equity                      31,741           28,917           27,437           22,158           19,934

Significant ratios:
     Return on average assets                    1.31%            1.29%            1.40%            1.55%            1.56%
     Return on average equity                   10.98            10.69            12.35            14.26            14.57
     Dividends per share to net
      income per share                          31.12            29.21            24.03            20.35            18.54
     Average equity to
      average assets                            11.93            12.05            11.32            10.86            10.73
     Loans to deposits                          69.26            71.27            71.79            74.50            73.86
     Allowance for loan
      loss to total loans                        1.55             1.31             1.34             1.43             1.42


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

During 1998, we completed the merger of Commercial and Savings Bank Company of Danville, Ohio with, and into the Bank. This merger has allowed us to better serve our existing clients in this area, while allowing us the opportunity to attract new customers from the Danville area.

A new branch facility in Sugarcreek, Ohio opened for business in February, 2000. Also in 2000, construction began on a new branch facility in Howard, Ohio (Apple Valley Area). The branch in Howard is expected to open for business in June, 2001. These new locations will give us a presence in the Sugarcreek and Apple Valley areas and allow us to develop new business and deposit relationships in these areas.


RESULTS OF OPERATIONS

SUMMARY

For 2000, we recorded net income of $3.3 million compared to $3.0 million for 1999 and $2.9 million for 1998.

Other operating income was $638,000 for 2000 compared to $646,000 for 1999 and $558,000 for 1998.

Total other operating expenses were $5.7 million in 2000 compared to $5.3 million in 1999 and $4.6 million in 1998.

Earnings per share for 2000 were $4.66 compared to $4.28 for 1999 and $4.37 for 1998. These earnings per share are adjusted for the 5 for 1 stock split in 1998.

NET INTEREST INCOME

Our net interest income increased by $1,115,000 in 2000 from 1999 and $736,000 in 1999 from 1998.

Total interest income increased by $2,281,000 or 13.36% for 2000 from 1999. The increase of $2,281,000 for 2000 resulted primarily from an increase of $1,501,000 in interest income on loans and $711,000 in interest income on investment securities. The increases in loan and investment security interest income resulted both from increases in the current yield on the loan and investment portfolios which increased .58 basis points to 9.64% and .29 basis points to 5.70% respectively, and increases in the average outstanding balances of the loan and investment portfolios, which increased $7.0 million and $9.0 million respectively.

Total interest income increased by $1,045,000 or 6.52% for 1999 from 1998 due mainly to an increase in the average outstanding balances of the loan and investment portfolios of $13.0 million and $10.5 million respectively.

The yield on earning assets was 8.18%, 7.70%, and 8.06% for 2000, 1999, and 1998 respectively. The increase in the yield on earning assets is attributable to the general rise in interest rates.

Interest expense for 2000 increased by $1,166,000 or 14.22% from 1999 and by $309,000 for 1999 from 1998. These increases were due to both increases in the cost on interest bearing liabilities which rose .31 basis points from 4.55% in 1999 to 4.86% in 2000, and increases in the average volume of interest bearing liabilities, which increased $12.8 million during 2000 and $17.3 million during 1999.

The average volume of time deposits and interest bearing demand deposits increased $9.7 million and $1.6 million respectively in 2000 while time deposits and interest bearing demand deposits increased $9.9 million, and $5.4 million respectively for 1999.

The cost on interest bearing liabilities was 4.86% for 2000 and 4.55% for 1999, and 4.85% for 1998. The increase for 2000 is due mainly to an increase in the cost of time deposits of .47 basis points.

Due mainly to an increase in the yield on total earning assets, the net yield on earning assets has increased this year reversing the trend of the prior two years. The net yield on interest earning assets is 4.22%, 4.00% and 4.09% for 2000, 1999 and 1998 respectively.

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

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS


                                                                       For the Year Ended December 31,
                                         ------------------------------------------------------------------------------------------
                                                      2000                           1999                          1998
                                         ----------------------------    ---------------------------   ----------------------------
                                         Average               Yield/    Average              Yield/   Average               Yield/
                                         Balance    Interest    Rate     Balance   Interest    Rate    Balance    Interest    Rate
Assets
   Interest earning assets:
   Loans (1)(2)(3)                       $147,224    $14,199    9.64%    $140,202   $12,698    9.06%   $127,214    $12,043    9.47%
   Securities-taxable (4)                  44,311      2,854    6.44%      38,778     2,309    5.95%     33,800      2,070    6.12%
   Securities-nontaxable                   33,601      1,572    4.68%      30,345     1,420    4.68%     24,857      1,201    4.83%
   Securities-equity (4)(5)                 1,274         86    6.75%       1,137        72    6.33%      1,078         70    6.49%
   Federal funds sold                      10,194        639    6.27%      11,115       570    5.13%     11,904        640    5.38%
                                         --------    -------             --------   -------            --------    -------
       Total interest earnings assets     236,604     19,350    8.18%     221,577    17,069    7.70%    198,853     16,024    8.06%
                                                     -------                        -------                        -------

Noninterest-earning assets
   Cash and due from other Institutions     7,666                           7,292                         6,625
   Premises and equipment, net              4,079                           3,533                         2,891
   Accrued interest                         1,900                           1,301                         1,164
   Other assets                             2,332                           2,515                           842
   Less allowance for loan losses          (2,004)                         (1,939)                       (1,810)
                                         --------                        --------                      --------
       Total                             $250,577                        $234,279                      $208,565
                                         ========                        ========                      ========

                                                                          For the Year Ended December 31,
                                            ---------------------------------------------------------------------------------------
                                                        2000                          1999                          1998
                                            ---------------------------    --------------------------   ---------------------------
                                            Average              Yield/    Average             Yield/   Average              Yield/
                                            Balance    Interest   Rate     Balance   Interest   Rate    Balance    Interest   Rate
                                            -------    --------   ----     -------   --------   ----    -------    --------   ----

Liabilities and Shareholders
 Equity
Interest bearing liabilities:
   Interest bearing demand                 $ 28,674    $   736    2.57%   $ 27,102    $  691    2.55%  $  21,655     $  549   2.54%
   Money market accounts                     11,249        412    3.66%     11,364       401    3.53%     15,364        620   4.04%
   Savings deposits                          27,980        873    3.12%     26,583       829    3.12%     19,745        589   2.98%
   Time deposits                            113,868      6,717    5.90%    104,202     5,660    5.43%     94,289      5,437   5.77%
   Short term borrowings                      4,523        181    4.00%      3,090        86    2.78%      2,637         79   3.00%
   Federal Home Loan Bank Advances            6,610        447    6.76%      7,805       534    6.84%     9,132         618   6.77%
                                            -------     ------            --------    ------           --------        ----
       Total interest bearing liabilities   192,904      9,366    4.86%    180,146     8,201    4.55%   162,822       7,892   4.85%
                                                        ------                        ------                         ------

Noninterest bearing liabilities:
   Demand deposits                           27,117                         25,144                       21,290
   Accrued expenses and other liabilities       663                            751                          838

Shareholder's equity                         29,893                         28,238                       23,615
                                           --------                       --------                     --------
       Total                               $250,577                       $234,279                     $208,565
                                           ========                       ========                     ========

Net interest income                                     $9,984                        $8,868                         $8,132
                                                        ======                        ======                         ======

Interest rate spread (6)                                          3.32%                         3.15%                         3.21%
                                                                  ====                          ====                          ====

Net yield on interest earning assets (7)                          4.22%                         4.00%                         4.09%
                                                                  ====                          ====                          ====


(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.

(2) Included in loan interest income are loan related fees of $300,335, $252,742, and $217,604 in 2000, 1999, and 1998, respectively.

(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.

(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(5) Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank and Great Lakes Bankers Bank.

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

                                         2000 Compared to 1999                1999 Compared to 1998
                                      Increase (Decrease) Due To            Increase (Decrease) Due To
                                   Volume        Rate          Net        Volume        Rate         Net
                                   ------        ----          ---        ------        ----         ---

Interest income
   Loans                           $  636       $  865       $1,501       $1,230       $(575)      $  655
   Securities-taxable                 329          216          545          305         (66)         239
   Securities-nontaxable              152           --          152          265         (46)         219
   Securities-equities                  9            5           14            4          (2)           2
   Federal funds sold                 (47)         116           69          (42)        (28)         (70)
                                   ------       ------       ------       ------       -----       ------
       Total interest earning
        Assets                      1,079        1,202        2,281        1,762        (717)       1,045
                                   ------       ------       ------       ------       -----       ------

Interest expense
   Interest bearing demand             40            5           45          138           4          142
   Money market accounts               (4)          15           11         (162)        (57)        (219)
   Savings deposits                    44           --           44          204          36          240
   Time deposits                      525          533        1,058          572        (349)         223
   Short-term borrowing                40           55           95           14          (7)           7
   Federal Home Loan Bank
    Advances                          (82)          (5)         (87)         (90)          6          (84)
                                   ------       ------       ------       ------       -----       ------
       Total interest bearing
        Liabilities                   563          603        1,166          676        (367)         309
                                   ------       ------       ------       ------       -----       ------

Net change in interest income      $  516       $  599       $1,115       $1,086       $(350)      $  736
                                   ======       ======       ======       ======       =====       ======


PROVISION FOR LOAN LOSSES

The provision for loan losses was $540,000 for 2000, $240,000 for 1999, and $183,000 for 1998 . We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.55%, 1.31% and 1.34% for 2000, 1999 and 1998 respectively.

Due to recent regulatory policies on consumer lending, the Bank's classification of substandard loans increased to $2,556,541 at December 31, 2000 compared to $987,288 at December 31, 1999. Also, loans within our consumer loan portfolio at December 31, 2000 were recently identified as exhibiting characteristics of a subprime loan, as defined in a recent regulatory joint policy statement. The Bank is currently implementing policies and procedures to identify and monitor this type of loan, within our consumer loan portfolio, which may have a higher level of credit risk than our other consumer loans that do not have subprime loan characteristics.

While 2000 was a year of strong loan performance, management recognizes that the general economic environment continues to change. As we are all aware, overall economic growth in the United States has slowed and utility prices have risen dramatically. These changes also affect our local communities. The added burden of higher utility prices and the possibility of slower employment growth, workweek shortages or layoffs, make meeting monthly consumer debt obligations more difficult. Management will be closely monitoring the performance of our consumer loan portfolio in the coming months. For the reasons mentioned above, the provision for loan losses was increased substantially during the fourth quarter of 2000.

OTHER INCOME

Other income, which is comprised principally of fees and charges on customers' deposit accounts, decreased $8,000 or 1.2% to $638,000 in 2000 from $646,000 in 1999, and increased $88,000 or 15.9% in 1999 from 1998. Service charges on customer accounts increased $17,000 or 3.5% in 2000 due to increased deposit activity caused by the opening of the Sugarcreek Office in February 2000 and increases in new deposit accounts. Service charges on customer accounts increased $75,000 or 18.31 % in 1999 due to increased deposit activity caused by the merger of Commercial and Savings Bank Company in late 1998 and increases in new deposit accounts. The Bank started to sell fixed rate loans in the secondary market in late 1997. Due to market conditions, the Bank originated and sold $1.4 million less of these loans in 2000 compared to 1999. Gains for these sales were $10,000 in 2000, $42,000 in 1999 and $42,000 in 1998. Income from the alternative investment service the Bank introduced in 1997 was $41,000 for 2000 and $32,000 for 1999 and $31,000 for 1998.

OTHER EXPENSE

Other expense increased $401,000 or 7.5% to $5.7 million in 2000 as compared to $5.3 million in 1999 and increased $745,000 or 16.28% for 1999 from $4.6 million in 1998.

Salary and employee benefits for 2000 totaled $2.8 million, an increase of $212,000 or 8.1% from $2.6 million in 1999 and increased $313,000 for 1999 or 13.61% from $2.3 million in 1998. This increase is due to the addition of the new branch office in Sugarcreek, Ohio and normal recurring employee cost increases for annual salary raises, staff additions and employee benefits for 2000. The increase for 1999 represents the effect of a full year's expense associated with new employees due to the merger with Commercial and Savings Bank Company in November, 1998 and normal recurring employee cost increases for annual salary increases, staff additions and employee benefits. For 2001, in addition to normal recurring salary, benefit adjustments and staff additions, it is expected salary and benefit costs will increase due to additional employees for the new branch office in Howard, Ohio.

Occupancy and equipment expense increased $69,000 in 2000 and $97,000 in 1999. The increase in expense during 2000 was attributable to the addition of the new branch office in Sugarcreek, Ohio and additional improvements and equipment purchases for operations. For 1999, the increases were attributable to normal and recurring items and a full year of occupancy and equipment expense on the Danville branch. For 2001, it is expected occupancy and equipment expense will increase due to the installation of a computer wide area network (WAN) for the entire bank and the addition of the new branch office in Howard, Ohio.

Other operating expenses for 2000 totaled $2.1 million, a $100,000 or 5% increase from the $2.0 million reported in 1999 and a $334,000 or 20.51% increase for 1999 from the 1998 total of $1.6 million. The increase in other expense is due to several factors including a $24,000 increase in telephone expenses, a $30,000 increase in advertising, $20,000 increase in insurance and bond expense, and increases in normal and recurring expenses. The telephone expense is attributable to the new branch, the circuits for the WAN, and increases in normal recurring expenses; the increases in advertising expenses is associated with the new branch, the launch of the web site, and increase in normal recurring advertisements. The insurance expense increase is due mainly to the $17.1 million increase in deposits and the relating Federal Deposit Insurance Corporation premiums. The increase of $334,000 in 1999 from 1998 in other expenses is attributable to costs associated with the completion of the merger and costs of becoming a securities and exchange registrant and recognition of a full year of goodwill amortization associated with the merger and increases in normal and recurring expenses associated with a new branch and existing branches. For 2001, in addition to normal recurring increases, other expense is expected to increase due to the addition of the new branch in Howard, Ohio.

INCOME TAX EXPENSE

Income tax expense increased by $142,000 for 2000 to $1,079,000 from $937,000 in 1999 and decreased $79,000 in 1999 from $1.0 million in 1998. The effective rate on taxes for 2000, 1999 and 1998 was 24.7%, 23.7% and 25.9% respectively. The effective tax rate is affected by the amount of tax exempt income earned by the Company each year.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND 1999

Total assets at December 31, 2000 amounted to $262 million, an increase of $18.8 million compared to $243.2 million at December 31,1999.

Cash and cash equivalents increased $3.7 million or 21.92% from December 31, 1999 to December 31, 2000, with liquid funds held in the form of federal funds sold increasing $2.3 million. The increase in federal funds sold at December 31, 2000 is the excess of funds from the net increase in deposits that was not used in investing activities, financing activities, or operating activities.

Total investment securities increased $6.9 million or 8.95% from December 31, 1999 to December 31, 2000. The increase in investments was funded by the increase in deposits. Information detailing the book value of the investment portfolio by security type and classification is present in Note 4 to the consolidated financial statements.

Total loans were $151.8 million at December 31, 2000 an increase of $8.0 million or 5.56% from $143.8 million at December 31, 1999. Of this $8.0 million increase approximately $4.6 million was in the real estate residential loan portfolio, and approximately $3.3 million was in the consumer and credit loan portfolio. Approximately $3.3 million of the $4.6 million increase in real estate loans was in residential 1 to 4 family adjustable rate mortgages and approximately $.9 million was in residential 1 to 4 family fixed rate mortgages. Of the $3.3 million increase in consumer and credit loans, approximately $2.2 million was in loans secured by Bank deposit accounts and approximately $1.1 million was in general consumer products including vehicle loans of approximately $.3 million, $.7 million in real estate, and $.1 million in credit card products. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $3.2 million and $4.6 million of loans in 2000 and 1999. Profit on the sale of these loans was $10,000 and$42,000 for 2000 and 1999. Information detailing the composition of the loan portfolio is presented in Note 5 to the consolidated financial statements.

Total deposits increased $17.4 million or 8.64% from December 31, 1999 to December 31, 2000. All deposit accounts increased with the exception of interest bearing demand accounts. The increases are attributable to new deposit account growth and internal growth for existing accounts. The decrease in interest bearing demand accounts of $1.7 million in 2000 is due to a movement of funds into higher yielding accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2000 and 1999. Information related to the maturity of time deposits of $100,000 and over at December 31, 2000 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $6.2 million and $7.1 million at December 31, 2000 and 1999 respectively. These advances were used to fund fixed rate residential real estate loans with similar maturities in prior years. There were no new advances in 2000 or 1999.

Shareholders' equity increased $2.8 million during 2000 to $31.7 million at December 31, 2000 from $28.9 million at December 31, 1999. This increase was the result of an increase of $2.3 million in net retained earnings during the year and a net unrealized gain on securities available for sale of $.8 million. The Company also purchased treasury stock for $.3 million.

MARKET RISK AND ASSET/LIABILITY MANAGEMENT

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 1.58% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, we have originated adjustable-rate loans and as of December 31, 2000, they comprised approximately 57% of the total loan portfolio.

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

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $3.8 and $3.4 million in cash during 2000 and 1999 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $14.7 million in funds during 2000, principally for the net funding of loans, the net purchase of investments, and the net purchase of technology and fixed assets totaling $8.1 million, $5.6 million, and $1.0 million respectively. For 1999, investing activities used $17.6 million, principally for the net funding of loans and the net purchase of investments totaling $6.1 million and $11.0 million respectively.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. For 2000, financing activities provided $14.7 million, comprised mainly of net deposit increases of $17.4 million, repayment of Federal Home Loan Bank advances of $.9 million, net short-term borrowings decreases of $.6 million and payment of dividends of $1 million. For 1999 financing activities provided $8.9 million, comprised mainly of net deposit increases of $9.7 million, Federal Home Loan Bank advance repayments of $1.5 million, net short-term borrowing increases of $1.6 million and payment of dividends of $.9 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

CAPITAL RESOURCES

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2000.

Our regulatory capital position at December 31, 2000, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 16 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators which would result in us being in non-compliance with capital requirements.

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

YEAR 2000

The Company relies on computers to conduct its business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking experts were concerned that some computers may not be able to interpret additional dates in the year 2000 properly. The Company has operated and evaluated its computer operating systems following January 1, 2000 and has not identified any errors or experienced any computer system malfunctions. Nevertheless, the Company continues to monitor its computer operating systems to assess whether its systems are at risk of misinterpreting any future dates and will develop, if needed, appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers.

At this time, the Company does not believe that these potential problems will materially impact the ability to continue operations. However, no assurance can be given that this will be the case.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Killbuck Bancshares, Inc.


We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ S.R. SNODGRASS, A.C.

Steubenville, Ohio
February 27, 2001

                            KILLBUCK BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEET

                                                                                           December 31,
                                                                                   2000                      1999
                                                                              -------------             -------------
ASSETS
     Cash and cash equivalents:
         Cash and amounts due from depository institutions                    $   9,512,736             $   8,123,806
         Federal funds sold                                                      11,000,000                 8,700,000
                                                                              -------------             -------------
              Total cash and cash equivalents                                    20,512,736                16,823,806
                                                                              -------------             -------------

     Investment securities:
         Securities available for sale                                           47,477,388                42,311,490
         Securities held to maturity (market value of $ 36,601,277
           and $33,578,899)                                                      36,129,625                34,424,679
                                                                              -------------             -------------
              Total investment securities                                        83,607,013                76,736,169
                                                                              -------------             -------------

     Loans (net of allowance for loan losses of $ 2,358,759 and
       $1,887,773)                                                              149,061,901               141,521,075

     Loans held for sale                                                            520,000                   356,000
     Premises and equipment, net                                                  4,528,169                 3,851,975
     Accrued interest receivable                                                  1,885,665                 1,622,480
     Other assets                                                                 1,884,545                 2,238,375
                                                                              -------------             -------------
              Total assets                                                    $ 262,000,029             $ 243,149,880
                                                                              =============             =============

LIABILITIES
     Deposits:
         Noninterest bearing demand                                           $  31,815,997             $  28,935,106
         Interest bearing demand                                                 27,833,483                29,579,519
         Money market                                                            10,249,064                 8,746,151
         Savings                                                                 28,493,290                28,173,933
         Time                                                                   120,776,058               106,303,749
                                                                              -------------             -------------
              Total deposits                                                    219,167,892               201,738,458
     Federal Home Loan Bank advances                                              6,197,930                 7,112,753
     Short-term borrowings                                                        4,315,768                 4,900,000
     Accrued interest and other liabilities                                         577,274                   481,951
                                                                              -------------             -------------
              Total liabilities                                                 230,258,864               214,233,162
                                                                              -------------             -------------

SHAREHOLDERS' EQUITY
     Common stock - No par value: 1,000,000 shares authorized,
       718,431 issued                                                             8,846,670                 8,846,670
     Retained earnings                                                           23,614,590                21,352,156
     Accumulated other comprehensive income (loss)                                  168,141                  (648,620)
     Treasury stock, at cost (15,883 and 13,100 shares)                            (888,236)                 (633,488)
                                                                              -------------             -------------
              Total shareholders' equity                                         31,741,165                28,916,718
                                                                              -------------             -------------

              Total liabilities and shareholders' equity                      $ 262,000,029             $ 243,149,880
                                                                              =============             =============


See accompanying notes to the consolidated financial statements.

                            KILLBUCK BANCSHARES, INC.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                    Year Ended December 31,
                                                      2000                   1999                   1998
                                                   -----------            -----------            -----------
INTEREST INCOME
     Interest and fees on loans                    $14,199,350            $12,698,236            $12,043,400
     Federal funds sold                                639,622                568,636                639,968
     Investment securities:
         Taxable                                     2,936,565              2,381,982              2,129,061
         Exempt from federal income tax              1,574,855              1,419,777              1,211,898
                                                   -----------            -----------            -----------
              Total interest income                 19,350,392             17,068,631             16,024,327
                                                   -----------            -----------            -----------

INTEREST EXPENSE
      Deposits                                       8,738,303              7,580,106              7,194,761
      Federal Home Loan Bank advances                  447,023                534,468                618,347
      Short term borrowings                            181,234                 85,826                 79,351
                                                   -----------            -----------            -----------
              Total interest expense                 9,366,560              8,200,400              7,892,459
                                                   -----------            -----------            -----------

NET INTEREST INCOME                                  9,983,832              8,868,231              8,131,868

Provision for loan losses                              540,000                240,000                183,000
                                                   -----------            -----------            -----------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                     9,443,832              8,628,231              7,948,868
                                                   -----------            -----------            -----------

OTHER INCOME
      Service charges on deposit accounts              499,858                483,071                408,321
      Gain on sale of loans, net                         9,786                 41,581                 41,712
      Other income                                     128,635                121,232                107,491
                                                   -----------            -----------            -----------
              Total other income                       638,279                645,884                557,524
                                                   -----------            -----------            -----------

OTHER EXPENSE
      Salaries and employee benefits                 2,827,003              2,615,225              2,301,849
      Occupancy and equipment                          810,111                741,289                643,854
      Other expense                                  2,083,192              1,962,189              1,628,186
                                                   -----------            -----------            -----------
              Total other expense                    5,720,306              5,318,703              4,573,889
                                                   -----------            -----------            -----------

INCOME BEFORE INCOME TAXES                           4,361,805              3,955,412              3,932,503
      Income taxes                                   1,078,884                937,085              1,016,542
                                                   -----------            -----------            -----------

NET INCOME                                         $ 3,282,921            $ 3,018,327            $ 2,915,961
                                                   ===========            ===========            ===========

EARNINGS PER SHARE                                 $      4.66            $      4.28            $      4.37
                                                   ===========            ===========            ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                    704,498                705,331                666,779
                                                   ===========            ===========            ===========



See accompanying notes to the consolidated financial statements.

                            KILLBUCK BANCSHARES, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                                             Accumulated
                                                                                                Other
                                                           Common            Retained       Comprehensive
                                                           Stock             Earnings       Income (Loss)
                                                           -----             --------       -------------
BALANCE, DECEMBER 31, 1997                               $5,806,500        $17,018,414        $ (33,817)

Net income                                                                   2,915,961
Other comprehensive income:
       Unrealized gain on available for sale
        securities, net of tax of $21,818                                                        42,353

Comprehensive income

Cash dividends paid ($1.05 per share)                                         (718,882)
Business acquisition                                      3,040,170
                                                         ----------        -----------        ---------

BALANCE, DECEMBER 31, 1998                                8,846,670         19,215,493            8,536

Net income                                                                   3,018,327
Other comprehensive income:
         Unrealized loss on available for sale
          securities, net of tax benefit of $338,535                                           (657,156)

Comprehensive income

Cash dividends paid ($1.25 per share)                                         (881,664)
                                                         ----------        -----------        ---------

BALANCE, DECEMBER 31, 1999                                8,846,670         21,352,156         (648,620)

Net income                                                                   3,282,921
Other comprehensive income:
         Unrealized gain on available for sale
          securities, net of tax of $420,756                                                    816,761

Comprehensive income

Cash dividends paid ($1.45 per share)                                       (1,020,487)
Purchase of Treasury Stock, at cost
                                                         ----------        -----------        ---------

BALANCE, DECEMBER 31, 2000                               $8,846,670        $23,614,590        $ 168,141
                                                         ==========        ===========        =========




                                                           Treasury       Shareholders'     Comprehensive
                                                             Stock            Equity           Income
                                                             -----            ------           ------
BALANCE, DECEMBER 31, 1997                                 $(633,488)      $22,157,609

Net income                                                                   2,915,961       $2,915,961
Other comprehensive income:
       Unrealized gain on available for sale
        securities, net of tax of $21,818                                       42,353           42,353
                                                                                             ----------
Comprehensive income                                                                         $2,958,314
                                                                                             ==========
Cash dividends paid ($1.05 per share)                                         (718,882)
Business acquisition                                                         3,040,170
                                                           ---------       -----------

BALANCE, DECEMBER 31, 1998                                  (633,488)       27,437,211

Net income                                                                   3,018,327       $3,018,327
Other comprehensive income:
         Unrealized loss on available for sale
          securities, net of tax benefit of $338,535                          (657,156)        (657,156)
                                                                                             ----------
Comprehensive income                                                                         $2,361,171
                                                                                             ==========
Cash dividends paid ($1.25 per share)                                         (881,664)
                                                           ---------       -----------

BALANCE, DECEMBER 31, 1999                                  (633,488)       28,916,718

Net income                                                                   3,282,921       $3,282,921
Other comprehensive income:
         Unrealized gain on available for sale
          securities, net of tax of $420,756                                   816,761          816,761
                                                                                             ----------
Comprehensive income                                                                         $4,099,682
                                                                                             ==========
Cash dividends paid ($1.45 per share)                                       (1,020,487)
Purchase of Treasury Stock, at cost                         (254,748)         (254,748)
                                                           ---------       -----------

BALANCE, DECEMBER 31, 2000                                 $(888,236)      $31,741,165
                                                           =========       ===========


See accompanying notes to the consolidated financial statements.

                            KILLBUCK BANCSHARES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                          Year Ended December 31,
                                                                              2000                  1999                   1998
                                                                              ----                  ----                   ----
OPERATING ACTIVITIES
Net income                                                                $  3,282,921          $  3,018,327          $  2,915,961
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Provision for loan losses                                             540,000               240,000               183,000
         Depreciation, amortization and accretion, net                         420,419               414,035               307,868
         Gain on sale of loans, net                                             (9,786)              (41,581)              (41,712)
         Origination of loans held for sale                                 (3,303,720)           (4,674,850)           (4,924,449)
         Proceeds from the sale of loans                                     3,149,506             4,594,181             4,732,411
         Federal Home Loan Bank stock dividend                                 (66,400)              (60,500)              (57,800)
         (Increase) decrease in accrued interest and other assets             (187,606)              (31,268)               80,983
         Increase (decrease) in accrued interest and other
          liabilities                                                           83,153               (75,547)               (5,076)
         Increase (decrease) in federal income tax payable                      12,170                (1,799)              (86,032)
         Deferred federal income tax                                          (142,505)              (22,661)               69,582
                                                                          ------------          ------------          ------------

              Net cash provided by operating activities                      3,778,152             3,358,337             3,174,736
                                                                          ------------          ------------          ------------
INVESTING ACTIVITIES
     Investment securities available for sale:
         Proceeds from maturities and repayments                             4,490,576            15,067,374            25,874,036
         Purchases                                                          (8,352,183)          (19,131,130)          (27,154,089)
     Investment securities held to maturity:
         Proceeds from maturities and repayments                             1,707,128             1,967,986             2,786,713
         Purchases                                                          (3,465,473)           (8,885,152)           (6,856,609)
Net increase in loans                                                       (8,080,826)           (6,116,761)           (5,195,049)
Purchase of premises and equipment                                          (1,043,588)             (550,970)             (395,902)
Proceeds from sale of other real estate owned                                       --                73,334                    --
Cash funds acquired in business acquisition                                         --                    --             1,296,338
                                                                                                ------------          ------------
              Net cash used in investing activities                        (14,744,366)          (17,575,319)           (9,644,562)
                                                                          ------------          ------------          ------------

FINANCING ACTIVITIES
Net increase in deposits                                                    17,429,434             9,659,777            14,304,976
Proceeds from Federal Home Loan Bank advances                                       --                    --             1,500,000
Repayment of Federal Home Loan Bank advances                                  (914,823)           (1,474,549)           (1,657,872)
Net (decrease) increase in short-term borrowings                              (584,232)            1,565,000               625,000
Purchase of treasury shares                                                   (254,748)                   --                    --
Cash dividends paid including fractions shares                              (1,020,487)             (881,664)             (730,831)
                                                                          ------------          ------------          ------------
              Net cash provided by financing activities                     14,655,144             8,868,564            14,041,273
                                                                          ------------          ------------          ------------

              Increase (decrease) in cash and cash equivalents               3,688,930            (5,348,418)            7,571,447

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              16,823,806            22,172,224            14,600,777
                                                                          ------------          ------------          ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 20,512,736          $ 16,823,806          $ 22,172,224
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

                            KILLBUCK BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Killbuck Bancshares, Inc. (the "Company") is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the "Bank"). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through seven locations. The Board of Governors of the Federal Reserve System supervises the Company and Bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

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

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Great Lakes Bankers Bank represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

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

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. All loans are sold to Federal Home Loan Mortgage Corporation ("Freddie Mac") and serviced by the Bank.

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

INTANGIBLE ASSETS AND LIABILITIES

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2000 and 1999 respectively, net goodwill of $1,440,020 and $1,550,790 is included in other assets on the balance sheet and is being amortized using the straight-line method over fifteen years.

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

INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return. Income tax expense is allocated among the parent company and the subsidiary as if each had filed a separate return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

EARNINGS PER SHARE

The Company currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted average number of shares outstanding for the period.

COMPREHENSIVE INCOME

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Shareholders' Equity.

CASH FLOW INFORMATION

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2000, 1999 and 1998 were $9,291,388, $8,229,575, and $7,809,677, respectively. Cash payments for income taxes for 2000, 1999, and 1998 were $1,209,236, $960,417, and $1,055,913 respectively.

PENDING ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended by Financial Accounting Standards Board Statement No. 138, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of Statement No. 133" (Statement No. 138), is effective in 2001, and requires measuring and recording the change in fair values of derivative instruments. Statement No. 133 is not expected to materially affect the Company's financial position or results of operation.

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement replaces FASB Statement No. 125 and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 140 are effective for transactions occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of Statement No. 140 is not expected to have a material impact on financial position or results of operations.

RECLASSIFICATION OF COMPARATIVE AMOUNTS

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders' equity or net income.

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

3. FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:


                                                         2000                                1999
                                              -----------------------------       ---------------------------
                  Institution                 Maturity           Balance          Maturity           Balance
                  -----------                 --------           -------          --------           -------
         National City Bank                    1-02-01         $  9,700,000        1-3-00          $3,700,000
         Great Lakes Bankers Bank              1-02-01            1,300,000        1-3-00           5,000,000
                                                               ------------                        ----------
                                                                $11,000,000                        $8,700,000
                                                                ===========                        ==========


4. INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

SECURITIES AVAILABLE FOR SALE


                                                                    2000
                                       ---------------------------------------------------------------
                                                              Gross           Gross         Estimated
                                        Amortized          Unrealized      Unrealized         Market
                                           Cost               Gains          Losses           Value
                                           ----               -----          ------           -----
U.S. Treasury securities               $        --         $        --         $--         $        --
Obligations of U.S. Government
 Agencies and Corporations              45,902,919             254,759          --          46,157,678
                                       -----------         -----------         ---         -----------
     Total debt securities              45,902,919             254,759          --          46,157,678

Equity securities                        1,319,710                  --          --           1,319,710
                                       -----------         -----------         ---         -----------
     Total                             $47,222,629         $   254,759         $--         $47,477,388
                                       ===========         ===========         ===         ===========


                                                                    1999
                                       ---------------------------------------------------------------
                                                              Gross           Gross         Estimated
                                        Amortized          Unrealized      Unrealized         Market
                                           Cost               Gains          Losses           Value
                                           ----               -----          ------           -----

U.S. Treasury securities               $ 2,998,811           $1,455         $    610       $ 2,999,656
Obligations of U.S. Government
 Agencies and Corporations              39,133,728               --          983,604        38,150,124
                                       -----------           ------         --------       -----------
     Total debt securities              42,132,539            1,455          984,214        41,149,780

Equity securities                        1,161,710               --               --         1,161,710
                                       -----------           ------         --------       -----------
     Total                             $43,294,249           $1,455         $984,214       $42,311,490
                                       ===========           ======         ========       ===========

SECURITIES HELD TO MATURITY

                                                                    2000
                                       ---------------------------------------------------------------
                                                              Gross           Gross         Estimated
                                        Amortized          Unrealized      Unrealized         Market
                                           Cost               Gains          Losses           Value
                                           ----               -----          ------           -----

Obligations of States and Political
 Subdivisions                          $34,514,191         $608,803         $ 94,665       $35,028,329
Corporate Securities                     1,615,434            3,492           45,978         1,572,948
                                       -----------         --------         --------       -----------
     Total                             $36,129,625         $612,295         $140,643       $36,601,277
                                       ===========         ========         ========       ===========


                                                                    1999
                                       ---------------------------------------------------------------
                                                              Gross           Gross         Estimated
                                        Amortized          Unrealized      Unrealized         Market
                                           Cost               Gains          Losses           Value
                                           ----               -----          ------           -----

Obligations of States and Political
 Subdivisions                          $32,797,040          $106,508         $843,411      $32,060,137
Corporate Securities                     1,627,639                --          108,877        1,518,762
                                       -----------          --------         --------      -----------
     Total                             $34,424,679          $106,508         $952,288      $33,578,899
                                       ===========          ========         ========      ===========


The amortized cost and estimated market values of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.


                                                     Available For Sale                       Held to Maturity
                                              -----------------------------------------------------------------------
                                                                   Estimated                              Estimated
                                               Amortized             Market            Amortized            Market
                                                 Cost                Value               Cost                Value
                                                 ----                -----               ----                -----
Due in one year or less                       $ 5,499,670         $ 5,485,000         $ 2,088,066         $ 2,102,459
Due after one year through five years          32,113,432          32,168,343          12,735,927          12,857,266
Due after five through ten years                8,289,817           8,504,335          17,959,649          18,222,550
Due after ten years                                    --                  --           3,345,983           3,419,002
                                              -----------         -----------         -----------         -----------
                                              $45,902,919         $46,157,678         $36,129,625         $36,601,277
                                              ===========         ===========         ===========         ===========


Investment securities with an approximate carrying value of $37,010,000 and $31,225,000 at December 31, 2000 and 1999, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law. There were no security sales in 2000, 1999 and 1998.

5. LOANS

Major classification of loans are summarized as follows:

                                               2000                    1999
                                               ----                    ----
Real estate - residential                 $  53,528,900          $  48,959,970
Real estate - farm                            3,945,484              4,380,211
Real estate - commercial                     23,062,836             23,717,573
Real estate - construction                    2,043,971              1,396,523
Commercial and other loans                   38,355,007             37,767,378
Consumer and credit loans                    30,863,939             27,555,540
                                          -------------          -------------
                                            151,800,137            143,777,195
Less allowance for loan losses               (2,358,759)            (1,887,773)
Less net deferred loan fees                    (379,477)              (368,347)
                                          -------------          -------------
     Loans, net                           $ 149,061,901          $ 141,521,075
                                          =============          =============


Loans held for sale at December 31, 2000 and 1999 were $520,000 and $356,000 respectively. In 1999 the Bank started servicing loans originated and sold in the secondary market. The Bank is currently collecting a fee of .25% for servicing these loans. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $4,053,953 and $900,691 at December 31, 2000 and 1999, respectively.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

                                      2000             1999             1998
                                      ----             ----             ----
Principal outstanding               $298,286         $287,017         $ 21,323
Contractual interest due            $ 10,013         $ 19,969         $    923
Interest income recognized          $      0         $      0         $      0


The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2000 and 1999, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.


The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2000 is as follows:

            Balance                            Amounts               Balance
          12-31-1999       Additions          Collected            12-31-2000
          ----------       ---------          ---------            ----------

           $858,339         $14,011            $805,049             $67,301


6. ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

                                                       2000                  1999                  1998
                                                       ----                  ----                  ----

Balance, January 1                                 $ 1,887,773           $ 1,851,175           $ 1,744,586
     Add:
         Provision charged to operations               540,000               240,000               183,000
         Loan recoveries                               180,850                80,135                47,657
         Acquired in business acquisition                   --                    --                93,001
     Less: Loans charged off                          (249,864)             (283,537)             (217,069)
                                                   -----------           -----------           -----------
Balance, December 31                               $ 2,358,759           $ 1,887,773           $ 1,851,175
                                                   ===========           ===========           ===========

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:


                                              2000                1999
                                              ----                ----
Land                                       $1,053,945          $  909,930
Building and improvements                   3,485,328           3,265,750
Furniture, fixtures and equipment           3,290,894           2,616,955
                                           ----------          ----------
                                            7,830,167           6,792,635
Less accumulated depreciation               3,301,998           2,940,660
                                           ----------          ----------
     Total                                 $4,528,169          $3,851,975
                                           ==========          ==========

Depreciation expense charged to operations was $361,338 for 2000, $321,492 for 1999, and $283,300 for 1998.


8. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $41,743,149 and $27,186,935 at December 31, 2000 and 1999, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,874,053 in 2000, $1,487,708 in 1999, and $1,496,632 in 1998.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2000.


3 months or less                  $ 9,147,253
Over 3 through 6 months             8,941,862
Over 6 through 12 months           15,668,145
Over 12 months                      7,985,889
                                  -----------
              Total               $41,743,149
                                  ===========

9. SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase. These retail repurchase agreements are with customers in their respective loan market areas. These borrowings are collateralized with securities owned by the Bank and held in their safekeeping account at an independent correspondent bank. The outstanding balances and related information for short-term borrowings are summarized as follows:

                                                               2000                 1999
                                                               ----                 ----

Short-term borrowings:
         Ending balance                                     $4,315,768           $4,900,000
         Maximum month-end balance during the year           5,195,001            4,900,000
         Average month-end balance during the year           4,557,783            3,275,567
         Weighted average at year end                             4.36%                3.28%
         Weighted average rate during the year                    3.99%                2.62%


The Company has pledged investment securities with carrying values of $5,968,280 and $5,803,550 as of December 31, 2000 and 1999, respectively, as collateral for the repurchase agreements.

10. FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2000 are as follows:

                            Year Ending
                            December 31,               Amount
                            ------------               ------

                        2001                         $  738,116
                        2002                            671,889
                        2003                            613,311
                        2004                            561,697
                        2005                            516,424
                        2006 and thereafter           3,096,493
                                                     ----------
                        Total                        $6,197,930
                                                     ==========

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). The FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2000 the Bank had a borrowing capacity of approximately $38.1 million with the FHLB. At December 31, 2000 and 1999 there was $6,197,930 and $7,112,753, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 10% of their compensation for the plan year. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2000 and 1999 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

Both plans cover substantially all employees with one year of service and attained age 21.

The pension costs charged to operating expense for the years 2000, 1999 and 1998 amounted to $178,801, $180,369 and $153,374, respectively.

12. OTHER OPERATING EXPENSE

Other operating expense included the following:

                                2000                1999                1998
                                ----                ----                ----

Professional fees            $  255,325          $  257,986          $  187,813
Franchise tax                   343,662             361,089             333,689
Other                         1,484,205           1,343,114           1,106,684
                             ----------          ----------          ----------
     Total                   $2,083,192          $1,962,189          $1,628,186
                             ==========          ==========          ==========

13. INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

                                2000                1999                1998
                                ----                ----                ----

Current payable             $ 1,221,389         $   959,746         $   946,960
Deferred                       (142,505)            (22,661)             69,582
                            -----------         -----------         -----------
     Total provision        $ 1,078,884         $   937,085         $ 1,016,542
                            ===========         ===========         ===========


The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:


                                              2000                             1999                            1998
                                   --------------------------       --------------------------      --------------------------
                                                      % of                             % of                            % of
                                                      Pre-Tax                          Pre-Tax                         Pre-Tax
                                      Amount          Income           Amount          Income          Amount          Income
                                      ------          ------           ------          ------          ------          ------
Provision at statutory rate        $ 1,483,013         34.0%        $ 1,344,840         34.0%       $ 1,337,051         34.0%
Tax exempt income                     (535,451)       (12.3)           (482,724)       (12.2)          (408,414)       (10.4)
Non-deductible interest
 Expense                                83,133          1.9              81,600         2.16              4,937          1.7
Other, net                              48,189          1.1              (6,631)         (.2)            22,968           .6
                                   -----------        -----         -----------        -----        -----------        -----
Tax expense
 and effective rate                $ 1,078,884         24.7%        $   937,085         23.7%       $ 1,016,542         25.9%
                                   ===========        =====         ===========        =====        ===========        =====


The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

                                                    2000                1999
                                                    ----                ----

Deferred Tax Assets:
     Allowance for loan losses                    $608,339            $448,255
     Deferred loan fees                             19,942              25,817
     Net unrealized loss on securities                  --             334,138
                                                  --------            --------
         Deferred tax asset                        628,281             808,210
                                                  --------            --------

Deferred Tax Liabilities:
     Premise and equipment                         239,168             256,213
     Stock dividends                               102,540              79,900
     Net unrealized gain on securities              86,618                  --
     Other, net                                     13,294               7,185
                                                  --------            --------
         Deferred tax liabilities                  441,620             343,298
                                                  --------            --------

         Net deferred tax assets                  $186,661            $464,912
                                                  ========            ========

No valuation allowance was established at December 31, 2000 and 1999 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

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

These commitments were comprised of the following at December 31:


                                           2000                   1999
                                           ----                   ----

Commitments to extend credit            $20,350,000            $13,014,017
Standby letters of credit                   703,529                964,224
                                        -----------            -----------
    Total                               $21,053,529            $13,978,241
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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2000 or 1999.

CONTINGENT LIABILITIES

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15. REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2001, without the approval of the regulatory authorities, is approximately $3,926,000 plus 2001 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $2,185,000 and $2,225,000 at December 31, 2000 and 1999, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital. The Company had no such borrowings at December 31, 2000 and 1999.

16. REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2000 and 1999, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company's actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.


                                                                     2000                           1999
                                                           -------------------------      -------------------------
                                                           Amount             Ratio       Amount             Ratio
                                                           ------             -----       ------             -----

Total Risk Based Capital (to Risk Weighted Assets)

    Actual                                                 $32,421            20.39%      $29,700            19.85%
    For Capital Adequacy Purposes                           12,720             8.00        11,970             8.00
    To be well capitalized                                  15,900            10.00        14,962            10.00

Tier 1 Capital (to Risk Weighted Assets)

    Actual                                                 $30,133            18.95%      $27,829            18.60%
    For Capital Adequacy Purposes                            6,360             4.00         5,985             4.00
    To be well capitalized                                   9,540             6.00         8,977             6.00

Tier 1 Capital (to Average Assets)

    Actual                                                 $30,133            11.68%      $27,829            11.55%
    For Capital Adequacy Purposes                           10,322             4.00         9,641             4.00
    To be well capitalized                                  12,903             5.00        12,052             5.00


17. OTHER COMPREHENSIVE INCOME

Other comprehensive income included in the Consolidated Statement of Shareholders' Equity consists solely of net unrealized gains and losses on available for sales securities. The Company incurred an unrealized net loss for the period ended December 31, 1999 of $657,156. For the periods ended December 31, 2000 and 1998, the Company incurred unrealized net gains of $816,761 and $42,353, respectively.

18. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:



                                                          2000                                      1999
                                            ---------------------------------         ---------------------------------
                                              Carrying               Fair               Carrying               Fair
                                               Amount                Value               Amount                Value
                                               ------                -----               ------                -----

Financial assets:
    Cash and due from banks                 $  9,512,736         $  9,512,736         $  8,123,806         $  8,123,806
    Federal funds sold                        11,000,000           11,000,000            8,700,000            8,700,000
    Securities available for sale             47,477,388           47,477,388           42,311,490           42,311,490
    Securities held to maturity               36,129,625           36,601,277           34,424,679           33,578,899
    Net loans                                149,061,901          154,063,883          141,521,075          144,230,000
    Loans held for sale                          520,000              541,118              356,000              357,285
    Accrued interest receivable                1,885,665            1,885,665            1,622,480            1,622,480
                                            ------------         ------------         ------------         ------------
         Total                              $255,587,315         $261,082,067         $237,059,530         $238,923,960
                                            ============         ============         ============         ============

Financial liabilities:
    Deposits                                $219,167,892         $220,333,000         $201,738,458         $202,004,000
    Federal Home Loan Bank advances            6,197,930            6,649,000            7,112,753            7,200,000
    Short term borrowings                      4,315,768            4,315,768            4,900,000            4,900,000
    Accrued interest payable                     415,171              415,171              339,999              339,999
                                            ------------         ------------         ------------         ------------
         Total                              $230,096,761         $231,712,939         $214,091,210         $214,443,999
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

20. PARENT COMPANY

The following are parent only condensed financial statements:


                             CONDENSED BALANCE SHEET

                                                                           December 31,
                                                                     2000               1999
                                                                     ----               ----

ASSETS
     Cash                                                        $   234,578         $   309,847
     Investment in bank subsidiary                                31,506,587          28,606,871
                                                                 -----------         -----------
              Total assets                                       $31,741,165         $28,916,718
                                                                 ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Shareholders' equity                                        $31,741,165         $28,916,718
                                                                 -----------         -----------
              Total liabilities and shareholders' equity         $31,741,165         $28,916,718
                                                                 ===========         ===========



                          CONDENSED STATEMENT OF INCOME

                                                                                     Year Ended December 31,
                                                                          2000                  1999                 1998
                                                                          ----                  ----                 ----

INCOME
     Dividends from bank subsidiary                                    $ 1,200,000          $ 1,175,000          $   718,950

     Operating expenses                                                         50                  300                  172
                                                                       -----------          -----------          -----------

              Income before income taxes                                 1,199,950            1,174,700              718,778

Income tax benefit                                                             (17)                (102)                 (58)
                                                                       -----------          -----------          -----------

              Income before equity in undistributed net income
               of subsidiary                                             1,199,967            1,174,802              718,836

Equity in undistributed net income of subsidiary                         2,082,954            1,843,525            2,197,125
                                                                       -----------          -----------          -----------

NET INCOME                                                             $ 3,282,921          $ 3,018,327          $ 2,915,961
                                                                       ===========          ===========          ===========

                        CONDENSED STATEMENT OF CASH FLOWS


                                                                                Year Ended December 31,
                                                                      2000                1999                 1998
                                                                      ----                ----                 ----

OPERATING ACTIVITIES
     Net income                                                   $ 3,282,921          $ 3,018,327          $ 2,915,961
     Adjustments to reconcile net income to net cash
      provided by operating activities:
         Equity in undistributed net income of subsidiary          (2,082,954)          (1,843,525)          (2,197,125)
                                                                  -----------          -----------          -----------
              Net cash provided by operating activities             1,199,967            1,174,802              718,836
                                                                  -----------          -----------          -----------

FINANCING ACTIVITIES
     Purchase of treasury shares                                     (254,749)                  --                   --
     Dividends paid including fractional shares                    (1,020,487)            (881,664)            (730,831)
                                                                  -----------          -----------          -----------
              Net cash used in financing activities                (1,275,236)            (881,664)            (730,831)
                                                                  -----------          -----------          -----------

(DECREASE) INCREASE IN CASH                                           (75,269)             293,138              (11,995)

CASH AT BEGINNING OF YEAR                                             309,847               16,709               28,704
                                                                  -----------          -----------          -----------

CASH AT END OF YEAR                                               $   234,578          $   309,847          $    16,709
                                                                  ===========          ===========          ===========

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                Three Months Ended
                                            -----------------------------------------------------------
                                              March            June           September        December
                                              2000             2000             2000             2000
                                              ----             ----             ----             ----

Total interest income                       $  4,512         $  4,750         $  5,007         $  5,081
Total interest expense                         2,111            2,253            2,480            2,522
                                            --------         --------         --------         --------

Net interest income                            2,401            2,497            2,527            2,559
Provision for loan losses                         60               60               60              360
                                            --------         --------         --------         --------
Net interest income after
  provision for loans losses                   2,341            2,437            2,467            2,199

Total other income                               157              158              163              160
Total other expense                            1,394            1,464            1,342            1,520
                                            --------         --------         --------         --------

Income before income taxes                     1,104            1,131            1,288              839
Income taxes                                     270              288              329              192
                                            --------         --------         --------         --------

Net income                                  $    834         $    843         $    959         $    647
                                            ========         ========         ========         ========

Per share data:
Net earnings                                $   1.18         $   1.19         $   1.36         $    .92
                                            ========         ========         ========         ========

Weighted average shares outstanding          705,295          705,037          704,715          702,961
                                            ========         ========         ========         ========


21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                 Three Months Ended
                                            -----------------------------------------------------------
                                              March            June           September        December
                                              1999             1999             1999             1999
                                              ----             ----             ----             ----

Total interest income                       $  4,155         $  4,215         $  4,257         $  4,442
Total interest expense                         2,036            2,055            2,020            2,090
                                            --------         --------         --------         --------

Net interest income                            2,119            2,160            2,237            2,352
Provision for loan losses                         60               60               60               60
                                            --------         --------         --------         --------
Net interest income after
 provision for loans losses                    2,059            2,100            2,177            2,292

Total other income                               154              169              156              167
Total other expense                            1,254            1,275            1,373            1,417
                                            --------         --------         --------         --------

Income before income taxes                       959              994              960            1,042
Income taxes                                     229              243              221              244
                                            --------         --------         --------         --------

Net income                                  $    730         $    751         $    739         $    798
                                            ========         ========         ========         ========

Per share data:
Net earnings                                $   1.03         $   1.06         $   1.05         $   1.13
                                            ========         ========         ========         ========

Weighted average shares outstanding          705,331          705,331          705,331          705,331
                                            ========         ========         ========         ========