Form 10-K, Exhibit 13
period 2001-12-31
KILLBUCK BANCSHARES INC
filed 2002-03-29
CIK 1060455

                                   EXHIBIT 13

                            Killbuck Bancshares, Inc.

Corporate Profile
-----------------

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

Stock Market Information
------------------------

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2001 and 2000. Cash dividends are paid on a semi-annual basis.

                                               Cash
                                             Dividends
    Quarter Ended       High       Low         Paid
    -------------      ------     ------     ---------
2001  March 31         $94.86     $88.30       N/A
      June 30           90.19      88.92       $.80
      September 30      92.43      90.35       N/A
      December 31       93.18      91.42       $.80

2000  March 31         $96.77     $86.17       N/A
      June 30           88.46      86.64       .70
      September 30      92.13      89.54       N/A
      December 31       94.56      92.64       .75

At December 31, 2001 the Company had approximately 999 shareholders of record.

Selected Financial Data
-----------------------

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

                                                        Year Ended December 31,
                                        --------------------------------------------------------
                                          2001        2000        1999        1998        1997
                                        --------    --------    --------    --------    --------
For The Year:
     Total interest income              $ 19,025    $ 19,350    $ 17,069    $ 16,024    $ 15,224
     Total interest expense                9,237       9,366       8,201       7,892       7,344
                                        --------    --------    --------    --------    --------
         Net interest income               9,788       9,984       8,868       8,132       7,880
     Provision for loan losses               263         540         240         183         180
                                        --------    --------    --------    --------    --------
         Net interest income after
          provision for loan losses        9,525       9,444       8,628       7,949       7,700
     Total other income                      730         638         646         558         449
     Total other expense                   6,407       5,720       5,319       4,574       4,036
                                        --------    --------    --------    --------    --------
         Income before
          income taxes                     3,848       4,362       3,955       3,933       4,113
     Income tax expense                      903       1,079         937       1,017       1,108
                                        --------    --------    --------    --------    --------
         Net income                     $  2,945    $  3,283    $  3,018    $  2,916    $  3,005
                                        ========    ========    ========    ========    ========

Per share data
     Net earnings (1)                   $   4.23    $   4.66    $   4.28    $   4.37    $   4.52
     Dividends (1)                      $   1.60    $   1.45    $   1.25    $   1.05    $   0.92
     Book value (at period end)(1)      $  47.65    $  45.18    $  41.00    $  38.90    $  33.48

Average no. of shares outstanding (1)    696,017     703,784     705,331     684,650     664,578

Year-end balances:
     Total loans                        $152,158    $151,800    $143,777    $137,891    $122,034
     Securities                           91,223      82,287      75,574      65,676      57,434
     Total assets                        281,258     262,000     243,150     231,994     197,909
     Deposits                            237,971     219,168     201,738     192,079     163,809
     Borrowings                            9,522      10,514      12,013      11,922      11,455
     Shareholders' equity                 33,037      31,741      28,917      27,437      22,158

Significant ratios:
     Return on average assets               1.10%       1.31%       1.29%       1.40%       1.55%
     Return on average equity               9.34       10.98       10.69       12.35       14.26
     Dividends per share to net
      income per share                     37.86       31.12       29.21       24.03       20.35
     Average equity to
      average assets                       11.75       11.93       12.05       11.32       10.86
     Loans to deposits                     63.94       69.26       71.27       71.79       74.50
     Allowance for loan
      loss to total loans                   1.49        1.55        1.31        1.34        1.43

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

Overview
--------

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

A new branch facility in Sugarcreek, Ohio opened for business in February, 2000. In July 2001, a new branch facility in Howard, Ohio (Apple Valley Area) opened for business. These new locations will give us a presence in the Sugarcreek and Apple Valley areas and allow us to develop new business and deposit relationships in these areas.

RESULTS OF OPERATIONS

Summary

For 2001, we recorded net income of $2.9 million compared to $3.3 million for 2000 and $3.0 million for 1999.

Other operating income was $730,000 for 2001 compared to $638,000 for 2000 and $646,000 for 1999.

Total other operating expenses were $6.4 million in 2001 compared to $5.7 million in 2000 and $5.3 million in 1999.

Earnings per share for 2001 were $4.23 compared to $4.66 for 2000 and $4.28 for 1999.

NET INTEREST INCOME

Our net interest income decreased by $202,000 in 2001 from 2000 and increased by $1,102,000 in 2000 from 1999.

Total interest income decreased by $331,000 or 1.72% for 2001 from 2000. The decrease of $331,000 for 2001 resulted primarily from a decrease of $345,000 in interest income on loans and $40,000 in interest income on investment securities. The decreases in loan and investment security interest income resulted primarily from decreases in the current yield on the loan and investment portfolios which decreased .59 basis points to 9.05% and .20 basis points to 5.48% respectively. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

Total interest income increased by $2,267,000 or 13.34% for 2000 from 1999 due from both an increase in the average outstanding balances of the loan and investment portfolios of $7.0 million and $9.0 million respectively, and from increases in the yield on the loan and investment portfolios of .58 basis points and .29 basis points respectively. The increase in the current yield was a result of the economic environment, more specifically, rising interest rates.

The yield on earning assets was 7.53%, 8.19%, and 7.71% for 2001, 2000, and 1999 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates.

Interest expense for 2001 decreased by $129,000 or 1.38% from 2000 and increased by $1,166,000 for 2000 from 1999. The decrease was due to a decrease in the cost on interest bearing liabilities, which declined .38 basis points from 4.86% in 2000 to 4.48% in 2001. The increase in 2000 from 1999 was due to both increases in the cost on interest bearing liabilities which rose .31 basis points from 4.55% to 4.86%, and increases in the average volume of interest bearing liabilities, which increased $13.3 million during 2001 and $12.8 million during 2000.

The average volume of time deposits and interest bearing demand deposits increased $10.1 million and $143,000 respectively in 2001 while time deposits and interest bearing demand deposits increased $9.7 million, and $1.6 million respectively for 2000.

The cost on interest bearing liabilities was 4.48% for 2001 and 4.86% for 2000, and 4.55% for 1999. The decrease for 2001 is due mainly to a decrease in the cost of time deposits of .25 basis points.

Due mainly to a decrease in the yield on total earning assets, the net yield on earning assets has decreased this year reversing the increase of the prior year. The net yield on interest earning assets is 3.86%, 4.21% and 3.99% for 2001, 2000 and 1999 respectively.

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

Average Balance Sheet and Net Interest Analysis

                                                    For the Year Ended  December 31,
                                          -----------------------------------------------------------
                                                        2001                        2000
                                          ----------------------------   ----------------------------
                                           Average              Yield/    Average              Yield/
                                           Balance   Interest    Rate     Balance   Interest    Rate
                                          --------   --------   ------   --------   --------   ------
Assets
Interest earning assets:
   Loans (1)(2)(3)                        $153,119   $ 13,854    9.05%   $147,224    $14,199    9.64%
   Securities taxable (4)                   43,312      2,689    6.21%     44,312      2,854    6.44%
   Securities nontaxable                    36,653      1,697    4.63%     33,600      1,572    4.68%
   Federal funds sold                       18,407        693    3.76%     10,194        639    6.27%
                                          --------   --------            --------    -------
       Total interest earnings assets      251,491     18,933    7.53%    235,330     19,264    8.19%
                                                     --------                        -------

Noninterest-earning assets
   Cash and due from other Institutions      8,538                          7,666
   Premises and equipment, net               4,950                          4,079
   Accrued interest                          1,477                          1,900
   Other assets                              4,095                          3,606
   Less allowance for loan losses           (2,286)                        (2,004)
                                          --------                       --------
       Total                              $268,265                       $250,577
                                          ========                       ========

Liabilities and Shareholders
 Equity
Interest bearing liabilities:
   Interest bearing demand                $ 28,817   $    557    1.93%   $ 28,674    $   736    2.57%
   Money market accounts                    13,316        442    3.32%     11,249        412    3.66%
   Savings deposits                         30,523        788    2.58%     27,980        873    3.12%
   Time deposits                           123,928      7,000    5.65%    113,868      6,717    5.90%
   Short term borrowings                     3,942         65    1.65%      4,523        181    4.00%

                                          For the Year Ended  December 31,
                                          --------------------------------
                                                        1999
                                          --------------------------------
                                           Average                  Yield/
                                           Balance     Interest      Rate
                                          --------     --------     ------
Assets
Interest earning assets:
   Loans (1)(2)(3)                        $140,202      $12,698      9.06%
   Securities taxable (4)                   38,778        2,309      5.95%
   Securities nontaxable                    30,345        1,420      4.68%
   Federal funds sold                       11,115          570      5.13%
                                          --------      -------
       Total interest earnings assets      220,440       16,997      7.71%
                                                        -------

Noninterest-earning assets
   Cash and due from other Institutions      7,292
   Premises and equipment, net               3,533
   Accrued interest                          1,301
   Other assets                              3,652
   Less allowance for loan losses           (1,939)
                                          --------
       Total                              $234,279
                                          ========

Liabilities and Shareholders
 Equity
Interest bearing liabilities:
   Interest bearing demand                $ 27,102      $   691      2.55%
   Money market accounts                    11,364          401      3.53%
   Savings deposits                         26,583          829      3.12%
   Time deposits                           104,202        5,660      5.43%
   Short term borrowings                     3,090           86      2.78%

Average Balance Sheet and Net Interest Analysis (Continued)

                                                              For the Year Ended  December
                                            ------------------------------------------------------------

                                                          2001                          2000
                                            -----------------------------   ----------------------------
                                             Average               Yield/    Average              Yield/
                                             Balance    Interest    Rate     Balance   Interest    Rate
                                            --------    --------   ------   --------   --------   ------
   Federal Home Loan Bank Advances             5,676        385     6.78%      6,610       447     6.76%
                                            --------     ------             --------    ------
       Total interest bearing liabilities    206,202      9,237     4.48%    192,904     9,366     4.86%
                                                         ------                         ------

Noninterest bearing liabilities:
   Demand deposits                            28,603                          27,117
   Accrued expenses and other liabilities      1,926                             663

Shareholder's equity                          31,534                          29,893
                                            --------                        --------
       Total                                $268,265                        $250,577
                                            ========                        ========

Net interest income                                      $9,696                         $9,898
                                                         ======                         ======

Interest rate spread (5)                                            3.05%                          3.33%
                                                                    ====                           ====

Net yield on interest earning assets (6)                            3.86%                          4.21%
                                                                    ====                           ====

                                            For the Year Ended  December 31,
                                            --------------------------------
                                                         1999
                                            --------------------------------
                                             Average                  Yield/
                                             Balance      Interest     Rate
                                            --------      --------    ------

   Federal Home Loan Bank Advances             7,805          534      6.84%
                                            --------       ------
       Total interest bearing liabilities    180,146        8,201      4.55%
                                                           ------

Noninterest bearing liabilities:
   Demand deposits                            25,144
   Accrued expenses and other liabilities        751

Shareholder's equity                          28,238
                                            --------
       Total                                $234,279
                                            ========

Net interest income                                        $8,796
                                                           ======

Interest rate spread (5)                                               3.16%
                                                                       ====

Net yield on interest earning assets (6)                               3.99%
                                                                       ====

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2) Included in loan interest income are loan related fees of $344,644, $300,335, and $252,742 in 2001, 2000, and 1999, respectively.
(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(6) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

                                  2001 Compared to 2000         2000 Compared to 1999
                                --------------------------    --------------------------
                                Increase (Decrease) Due To    Increase (Decrease) Due To
                                --------------------------    --------------------------
                                Volume     Rate       Net     Volume     Rate      Net
                                ------    -------    -----    ------    ------    ------
Interest income
   Loans                        $  569    $  (914)   $(345)   $  636    $  865    $1,501
   Securities-taxable              (64)      (101)    (165)      330       215       545
   Securities-nontaxable           143        (18)     125       152        --       152
   Federal funds sold              515       (461)      54       (47)      116        69
                                ------    -------    -----    ------    ------    ------
      Total interest earning
       Assets                    1,163     (1,494)    (331)    1,071     1,196     2,267
                                ------    -------    -----    ------    ------    ------

Interest expense
   Interest bearing demand           4       (183)    (179)       40         5        45
   Money market accounts            76        (46)      30        (4)       15        11
   Savings deposits                 79       (163)     (84)       44        (1)       43
   Time deposits                   594       (312)     282       525       533     1,058
   Short-term borrowing            (23)       (93)    (116)       40        55        95
   Federal Home Loan Bank
    Advances                       (63)         1      (62)      (82)       (5)      (87)
                                ------    -------    -----    ------    ------    ------
      Total interest bearing
       Liabilities                 667       (796)    (129)      563       602     1,165
                                ------    -------    -----    ------    ------    ------

Net change in interest income   $  496    $  (698)   $(202)   $  508    $  594    $1,102
                                ======    =======    =====    ======    ======    ======

Provision for Loan Losses

The provision for loan losses was $262,500 for 2001, $540,000 for 2000, and $240,000 for 1999. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.49%, 1.55% and 1.31% for 2001, 2000 and 1999 respectively.

The allowance for loan losses is Management's estimate of the amount of probable credit losses in the portfolio. The Bank determines the allowance for loan losses based upon an ongoing evaluation. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectable are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Bank`s allowance for loan losses is the accumulation of various components calculated based upon independent methodologies. All components of the allowance for loan losses represent an estimation performed according to either Financial Accounting Standards No. 5 or No. 114. Management's estimate of each allowance component is based on certain observable data that Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. One of the components that Management factors in is current economic condition. The current economic condition factor for 2001 is an additional 10% of actual projected reserves needed.

A key element of the methodology for determining the allowance for loan losses is the Bank's credit-risk-evaluation process, which includes credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower's ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower's current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual or rotational basis or as Management becomes aware of information affecting a borrower's ability to fulfill its obligation.

While 2000 was a year of strong loan performance; management recognized that the general economic environment continued to change. Overall economic growth in the United States slowed and utility prices rose dramatically. These changes also affected our local communities. The added burden of higher utility prices and the possibility of slower employment growth, workweek shortages or layoffs, made meeting monthly consumer debt obligations more difficult.

For the reasons mentioned above, the provision for loan losses was increased substantially during the fourth quarter of 2000.

Other Income

Other income, which is comprised principally of fees and charges on customers' deposit accounts, increased $92,000 or 14.4% to $730,000 in 2001 from $638,000 in 2000, and decreased $8,000 or 1.2% in 2000 from 1999. Service charges on customer accounts increased $59,000 or 11.8% in 2001 due to increased deposit activity caused by the opening of the Apple Valley Office in July

2001 and increases in new deposit accounts. Service charges on customer accounts increased $17,000 or 3.5 % in 2000 due to increased deposit activity caused by the opening of the Sugarcreek Office in February 2000 and increases in new deposit accounts. The Bank started to sell fixed rate loans in the secondary market in late 1997. Due to market conditions, the Bank originated and sold $8.8 million more of these loans in 2001 compared to 2000. Gains for these sales were $76,000 in 2001, $10,000 in 2000 and $42,000 in 1999. Income from the alternative investment service the Bank introduced in 1997 was $2,000 for 2001 and $41,000 for 2000 and $32,000 for 1999. The year 2001 was a rebuilding year for the program due to the absence of permanent personnel and a change in the broker/dealer relationship.

Other Expense

Other expense increased $687,000 or 12% to $6.4 million in 2001 as compared to $5.7 million in 2000 and increased $401,000 or 7.5% for 2000 from $5.3 million in 1999.

Salary and employee benefits for 2001 totaled $3.2 million, an increase of $400,000 or 14.3% from $2.8 million in 2000 and increased $212,000 for 2000 or
8.1% from $2.6 million in 1999. This increase is due to the new branch in Howard, Ohio and normal recurring employee cost increases for annual salary raises, staff additions and employee benefits for 2001. The increase for 2000 represents the effect of a full year's expense associated with new employees due to the addition of the branch office in Sugarcreek, Ohio and normal recurring employee cost increases for annual salary increases, staff additions and employee benefits.

Occupancy and equipment expense increased $89,000 in 2001 and $69,000 in 2000. The increase in expense during 2001 was attributable to the addition of the new branch office in Howard, Ohio and additional improvements and equipment purchases for operations. For 2000, the increases were attributable to normal and recurring items and a full year of occupancy and equipment expense on the Sugarcreek branch.

Other operating expenses for 2001 totaled $2.3 million, a $200,000 or 10% increase from the $2.1 million reported in 2000 and a $100,000 or 5% increase for 2000 from the 1999 total of $2.0 million. The increase in other expense is due to several factors including a $61,000 increase in telephone expenses, a $28,000 increase in advertising, $68,000 increase in credit card processing expense, $24,000 increase in Internet expense, and increases in normal and recurring expenses. The telephone expense is attributable to the new Howard branch, a full year of cost on the circuits for the WAN, and increases in normal recurring expenses; the increases in advertising expenses is associated with the new branch, and increase in normal recurring advertisements. The credit card processing expense increase is due mainly to the $25,000 increase in credit card receivables and the increase in merchant relations. The Internet expense is a full year of cost in providing a web site with online transactions and bill payment services as opposed to only one quarter last year. The increase of $100,000 in 2000 from 1999 in other expenses is attributable to costs associated with increases in normal and recurring expenses associated with a new branch and existing branches and the costs of implementing new technologies.

Income Tax Expense

Income tax expense decreased by $176,000 for 2001 to $903,000 from $1,079,000 in 2000 and increased $142,000 in 2000 from $.9 million in 1999. The effective rate on taxes for 2001, 2000 and 1999 was 23.5%, 24.7% and 23.7% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets at December 31, 2001 amounted to $281 million, an increase of $19 million compared to $262 million at December 31, 2000.

Cash and cash equivalents increased $9.8 million or 47.6% from December 31, 2000 to December 31, 2001, with liquid funds held in the form of federal funds sold increasing $11.5 million. The increase in federal funds sold at December 31, 2001 is the excess of funds from the net increase in deposits that was not used in investing activities, financing activities, or operating activities.

Total investment securities increased $9 million or 10.8% from December 31, 2000 to December 31, 2001. The increase in investments was funded by the increase in deposits. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $152.2 million at December 31, 2001 an increase of $.4 million or .26% from $151.8 million at December 31, 2000. Of this $.4 million increase approximately $3.2 million was in the real estate residential loan portfolio, approximately $.6 million was a decrease in the agriculture real estate loan portfolio, and approximately $2.2 million was a decrease in the consumer and credit loan portfolio. Approximately $2.9 million of the $3.2 million increase in real estate loans was in residential 1 to 4 family adjustable rate mortgages and approximately $.3 million was in residential 1 to 4 family fixed rate mortgages. Of the $2.2 million decrease in consumer and credit loans, approximately $2.1 million was in general consumer products including vehicle loans of approximately $1.8 million, and $.3 million in real estate. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $12.1 million and $3.2 million of loans in 2001 and 2000. Profit on the sale of these loans was $76,000 and $10,000 for 2001 and 2000. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $18.8 million or 8.6% from December 31, 2000 to December 31, 2001. All deposit accounts increased. The increases are attributable to new deposit account growth and internal growth for existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2001 and 2000. Information related to the maturity of time deposits of $100,000 and over at December 31, 2001 is presented in Note 7 of the accompanying consolidated financial statements.

Advances were $5.2 million and $6.2 million at December 31, 2001 and 2000 respectively. These advances were used to fund fixed rate residential real estate loans with similar maturities in prior years. There were no new advances in 2001 or 2000.

Shareholders' equity increased $1.3 million during 2001 to $33 million at December 31, 2001 from $31.7 million at December 31, 2000. This increase was the result of an increase of $1.8 million in net retained earnings during the year and a net unrealized gain on securities available for sale of $.3 million. The Company also purchased treasury stock for $.8 million.

Market Risk and Asset/Liability Management

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 1.50% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, we have originated adjustable-rate loans and as of December 31, 2001, they comprised approximately 62.8% of the total loan portfolio.

Liquidity
---------

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are: cash and cash equivalents and the available for sale security portfolio. The liquidity ratio as of December 31, 2001 and 2000 are 29% and 25%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $4.3 and $3.7 million in cash during 2001 and 2000 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $10.4 million in funds during 2001, principally for the net funding of loans, the net purchase of investments, and the net purchase of technology and fixed assets totaling $.8 million, $8.5 million, and $1.1 million respectively. For 2000, investing activities used $14.7 million, principally for the net funding of loans, the net purchase of investments, and the net purchase of technology and fixed assets totaling $8.1 million, $5.6 million, and $1.0 million respectively.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. For 2001, financing activities provided $15.8 million, comprised mainly of net deposit increases of $18.8 million, repayment of Federal Home Loan Bank advances of $1.0 million, purchase of treasury stock of $.9 million and payment of dividends of $1.1 million. For 2000 financing activities provided $14.7 million, comprised mainly of net deposit increases of $17.4 million, Federal Home Loan Bank advance repayments of $.9 million, net short-term borrowing increases of $.6 million and payment of dividends of $1 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2001.

Our regulatory capital position at December 31, 2001, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 15 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

Impact of Inflation Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                            Killbuck Bancshares, Inc.

                                 Killbuck, Ohio

                                  Audit Report

                                December 31, 2001

                            Killbuck Bancshares, Inc.
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

                                                                           Page
                                                                          Number
                                                                          ------

Report of Independent Auditors                                              2

Financial Statements

   Consolidated Balance Sheet                                               3

   Consolidated Statement of Income                                         4

   Consolidated Statement of Changes in Shareholders' Equity                5

   Consolidated Statement of Cash Flows                                     6

Notes to Consolidated Financial Statements                                 7-27

                         Report of Independent Auditors
                         ------------------------------

[LOGO]

The Board of Directors and Shareholders
Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ S.R. Snodgrass, A.C.
Steubenville, Ohio
January 31, 2002

S.R. Snodgrass, A.C.
626 North Fourth Street
Steubenville, OH 43952

Phone: 740-282-2771
Fax:   740-282-1606

                            Killbuck Bancshares, Inc.
                           CONSOLIDATED BALANCE SHEET

                                                                            December 31,
                                                                        2001            2000
                                                                    ------------    ------------
ASSETS
  Cash and cash equivalents:
     Cash and amounts due from depository institutions              $  7,768,070    $  9,512,736
     Federal funds sold                                               22,500,000      11,000,000
                                                                    ------------    ------------
         Total cash and cash equivalents                              30,268,070      20,512,736
                                                                    ------------    ------------

  Investment securities:
     Securities available for sale                                    51,419,900      46,157,678
     Securities held to maturity (market value of $40,734,605
      and $36,601,277)                                                39,803,246      36,129,625
                                                                    ------------    ------------
         Total investment securities                                  91,223,146      82,287,303
                                                                    ------------    ------------

  Loans (net of allowance for loan losses of $ 2,260,555 and
   $2,358,759)                                                       149,560,961     149,061,901

  Loans held for sale                                                    593,200         520,000
  Premises and equipment, net                                          5,138,782       4,528,169
  Accrued interest receivable                                          1,508,784       1,885,665
  Goodwill, net                                                        1,329,249       1,440,020
  Other assets                                                         1,635,996       1,764,235
                                                                    ------------    ------------
         Total assets                                               $281,258,188    $262,000,029
                                                                    ============    ============

LIABILITIES
  Deposits:
     Noninterest bearing demand                                     $ 32,198,109    $ 31,815,997
     Interest bearing demand                                          32,659,909      27,833,483
     Money market                                                     15,169,110      10,249,064
     Savings                                                          33,247,687      28,493,290
     Time                                                            124,696,288     120,776,058
                                                                    ------------    ------------
         Total deposits                                              237,971,103     219,167,892
  Federal Home Loan Bank advances                                      5,226,732       6,197,930
  Short-term borrowings                                                4,295,000       4,315,768
  Accrued interest and other liabilities                                 727,901         577,274
                                                                    ------------    ------------
         Total liabilities                                           248,220,736     230,258,864
                                                                    ------------    ------------

SHAREHOLDERS' EQUITY
  Common stock - No par value: 1,000,000 shares authorized,
   718,431 issued                                                      8,846,670       8,846,670
  Retained earnings                                                   25,445,528      23,614,590
  Accumulated other comprehensive income                                 493,654         168,141
  Treasury stock, at cost (25,144 and 15,883 shares)                  (1,748,400)       (888,236)
                                                                    ------------    ------------
         Total shareholders' equity                                   33,037,452      31,741,165
                                                                    ------------    ------------

         Total liabilities and shareholders' equity                 $281,258,188    $262,000,029
                                                                    ============    ============

See accompanying notes to the consolidated financial statements.

                            Killbuck Bancshares, Inc.
                        CONSOLIDATED STATEMENT OF INCOME

                                                 Year Ended December 31,
                                             2001         2000          1999
                                         -----------   -----------   -----------
INTEREST INCOME
  Interest and fees on loans             $13,853,843   $14,199,350   $12,698,236
  Federal funds sold                         693,149       639,622       568,636
  Investment securities:
     Taxable                               2,777,588     2,936,565     2,381,982
     Exempt from federal income tax        1,699,994     1,574,855     1,419,777
                                         -----------   -----------   -----------
         Total interest income            19,024,574    19,350,392    17,068,631
                                         -----------   -----------   -----------

INTEREST EXPENSE
  Deposits                                 8,786,868     8,738,303     7,580,106
  Federal Home Loan Bank advances            384,809       447,023       534,468
  Short term borrowings                       65,289       181,234        85,826
                                         -----------   -----------   -----------
         Total interest expense            9,236,966     9,366,560     8,200,400
                                         -----------   -----------   -----------

NET INTEREST INCOME                        9,787,608     9,983,832     8,868,231

Provision for loan losses                    262,500       540,000       240,000
                                         -----------   -----------   -----------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                           9,525,108     9,443,832     8,628,231
                                         -----------   -----------   -----------

OTHER INCOME
  Service charges on deposit accounts        559,293       499,858       483,071
  Gain on sale of loans, net                  75,808         9,786        41,581
  Other income                                94,636       128,635       121,232
                                         -----------   -----------   -----------
         Total other income                  729,737       638,279       645,884
                                         -----------   -----------   -----------

OTHER EXPENSE
  Salaries and employee benefits           3,167,553     2,827,003     2,615,225
  Occupancy and equipment                    899,194       810,111       741,289
  Other expense                            2,340,110     2,083,192     1,962,189
                                         -----------   -----------   -----------
         Total other expense               6,406,857     5,720,306     5,318,703
                                         -----------   -----------   -----------

INCOME BEFORE INCOME TAXES                 3,847,988     4,361,805     3,955,412
  Income taxes                               903,423     1,078,884       937,085
                                         -----------   -----------   -----------

NET INCOME                               $ 2,944,565   $ 3,282,921   $ 3,018,327
                                         ===========   ===========   ===========

EARNINGS PER SHARE                       $      4.23   $      4.66   $      4.28
                                         ===========   ===========   ===========

WEIGHTED AVERAGE SHARES OUTSTANDING          696,674       704,498       705,331
                                         ===========   ===========   ===========

See accompanying notes to the consolidated financial statements.

                            Killbuck Bancshares, Inc.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                     Accumulated
                                                                                       Other
                                                           Common      Retained     Comprehensive    Treasury
                                                            Stock      Earnings     Income (Loss)     Stock
                                                         ----------   -----------   -------------   -----------
BALANCE, DECEMBER 31, 1998                               $8,846,670   $19,215,493     $   8,536     $  (633,488)

   Net income                                                           3,018,327
   Other comprehensive income:
       Unrealized loss on available for sale
        securities, net of tax benefit of $338,535                                     (657,156)

   Comprehensive income

   Cash dividends paid ($1.25 per share)                                 (881,664)
                                                         ----------   -----------     ---------     -----------

BALANCE, DECEMBER 31, 1999                                8,846,670    21,352,156      (648,620)       (633,488)

   Net income                                                           3,282,921
   Other comprehensive income:
       Unrealized gain on available for sale
        securities, net of tax of $420,756                                              816,761

   Comprehensive income

   Cash dividends paid ($1.45 per share)                               (1,020,487)
   Purchase of Treasury Stock, at cost                                                                 (254,748)
                                                         ----------   -----------     ---------     -----------

BALANCE, DECEMBER 31, 2000                                8,846,670    23,614,590       168,141        (888,236)

   Net income                                                           2,944,565
   Other comprehensive income:
       Unrealized gain on available for sale
        securities, net of tax of $167,689                                              325,513

   Comprehensive income                                                (1,113,627)

   Cash dividends paid ($1.60 per share)
   Purchase of Treasury Stock, at cost                                                                 (860,164)
                                                         ----------   -----------     ---------     -----------

BALANCE, DECEMBER 31, 2001                               $8,846,670   $25,445,528     $ 493,654     $(1,748,400)
                                                         ==========   ===========     =========     ===========

                                                            Total
                                                         Shareholders'   Comprehensive
                                                            Equity         Income
                                                         -------------   -------------
BALANCE, DECEMBER 31, 1998                                $27,437,211

   Net income                                               3,018,327     $3,018,327
   Other comprehensive income:
       Unrealized loss on available for sale
        securities, net of tax benefit of $338,535           (657,156)      (657,156)
                                                                          ----------
Comprehensive income                                                      $2,361,171
                                                                          ==========
Cash dividends paid ($1.25 per share)                        (881,664)
                                                          -----------

BALANCE, DECEMBER 31, 1999                                 28,916,718

   Net income                                               3,282,921     $3,282,921
   Other comprehensive income:
       Unrealized gain on available for sale
        securities, net of tax of $420,756                    816,761        816,761
                                                                          ----------
   Comprehensive income                                                   $4,099,682
                                                                          ==========
   Cash dividends paid ($1.45 per share)                   (1,020,487)
   Purchase of Treasury Stock, at cost                       (254,748)
                                                          -----------

BALANCE, DECEMBER 31, 2000                                 31,741,165

   Net income                                               2,944,565     $2,944,565
   Other comprehensive income:
       Unrealized gain on available for sale
        securities, net of tax of $167,689                    325,513        325,513
                                                                          ----------

   Comprehensive income                                    (1,113,627)    $3,270,078
                                                                          ==========
   Cash dividends paid ($1.60 per share)
   Purchase of Treasury Stock, at cost                       (860,164)
                                                          -----------

BALANCE, DECEMBER 31, 2001                                $33,037,452
                                                          ===========

See accompanying notes to the consolidated financial statements.

                            Killbuck Bancshares, Inc.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           Year Ended December 31,
                                                                    2001            2000            1999
                                                                ------------    ------------    ------------
OPERATING ACTIVITIES
  Net income                                                    $  2,944,565    $  3,282,921    $  3,018,327
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision for loan losses                                       262,500         540,000         240,000
     Depreciation, amortization and accretion, net                   544,535         420,419         414,035
     Gain on sale of loans, net                                      (75,808)         (9,786)        (41,581)
     Origination of loans held for sale                          (12,105,010)     (3,303,720)     (4,674,850)
     Proceeds from the sale of loans                              12,107,617       3,149,506       4,594,181
     Federal Home Loan Bank stock dividend                           (71,500)        (66,400)        (60,500)
     Decrease (increase) in accrued interest and other assets        519,703        (421,711)        (53,929)
     Increase (decrease) in accrued interest and other
     Liabilities                                                     150,627          95,323         (77,346)
                                                                ------------    ------------    ------------

        Net cash provided by operating activities                  4,277,229       3,686,552       3,358,337
                                                                ------------    ------------    ------------

INVESTING ACTIVITIES
 Investment securities available for sale:
     Proceeds from maturities and repayments                      35,840,062       4,490,576      15,067,374
     Purchases                                                   (40,645,564)     (8,260,583)    (19,131,130)
  Investment securities held to maturity:
     Proceeds from maturities and repayments                       2,225,527       1,707,128       1,967,986
     Purchases                                                    (5,959,703)     (3,465,473)     (8,885,152)
  Net increase in loans                                             (761,560)     (8,080,826)     (6,116,761)
  Purchase of premises and equipment                              (1,058,111)     (1,043,588)       (550,970)
  Proceeds from sale of other real estate owned                           --              --          73,334
                                                                ------------    ------------    ------------
        Net cash used in investing activities                    (10,359,349)    (14,652,766)    (17,575,319)
                                                                ------------    ------------    ------------

FINANCING ACTIVITIES
  Net increase in deposits                                        18,803,211      17,429,434       9,659,777
  Repayment of Federal Home Loan Bank advances                      (971,198)       (914,823)     (1,474,549)
  Net (decrease) increase in short-term borrowings                   (20,768)       (584,232)      1,565,000
  Purchase of treasury shares                                       (860,164)       (254,748)             --
  Cash dividends paid                                             (1,113,627)     (1,020,487)       (881,664)
                                                                ------------    ------------    ------------
        Net cash provided by financing activities                 15,837,454      14,655,144       8,868,564
                                                                ------------    ------------    ------------

        Increase (decrease) in cash and cash equivalents           9,755,334       3,688,930      (5,348,418)

Cash and cash equivalents at beginning of year                    20,512,736      16,823,806      22,172,224
                                                                ------------    ------------    ------------

Cash and cash equivalents at end of year                        $ 30,268,070    $ 20,512,736    $ 16,823,806
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

                            Killbuck Bancshares, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

Killbuck Bancshares, Inc. (the "Company") is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the "Bank"). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through eight locations. The Board of Governors of the Federal Reserve System supervises the Company and Bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the U.S.A. and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and related revenues and expenses for the period. Actual results may differ significantly from those estimates.

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

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Great Lakes Bankers Bank represent ownership in institutions, which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with other assets.

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

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. All loans are sold to Federal Home Loan Mortgage Corporation ("Freddie Mac").

Mortgage Servicing Rights ("MSRs")
----------------------------------

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains all servicing rights for these loans. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. Impairment is evaluated based on the fair value of the right, based on portfolio interest rates and prepayment characteristics. MSRs are a component of other assets on the Consolidated Balance Sheet.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

-------------------------------------

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

Intangible Assets and Liabilities
---------------------------------

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2001 and 2000 respectively, net goodwill of $1,329,249 and $1,440,020 was being amortized using the straight-line method over fifteen years.

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

Comprehensive Income
--------------------

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Shareholders' Equity.

Cash Flow Information
---------------------

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2001, 2000 and 1999 were $9,305,850, $9,291,388, and $8,229,575, respectively. Cash payments for income taxes for 2001, 2000, and 1999 were $718,294, $1,209,236, and $960,417 respectively.

Pending Accounting Pronouncements
---------------------------------

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, Business Combinations, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interest method. The adoption of Statement No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

---------------------------------------------

In July 2001, the FASB issued FAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provision of FAS No. 72 in 2002. Therefore, the adoption of Statement No. 142 is expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Reclassification of Comparative Amounts
---------------------------------------

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders' equity or net income.

2.   FEDERAL FUNDS SOLD

     Federal funds sold at December 31 consists of the following:

                                        2001                     2000
                                ----------------------   ----------------------
           Institution          Maturity     Balance     Maturity      Balance
     ------------------------   --------   -----------   --------   -----------

     National City Bank          1-02-02   $19,600,000   1-02-01    $ 9,700,000
     Great Lakes Bankers Bank    1-02-02     2,900,000   1-02-01      1,300,000
                                           -----------              -----------
                                           $22,500,000              $11,000,000
                                           ===========              ===========

3.   INVESTMENT SECURITIES

     The amortized cost of securities and their estimated market values are as follows:

     Securities available for sale

                                                              2001
                                      ---------------------------------------------------
                                                      Gross        Gross       Estimated
                                       Amortized    Unrealized   Unrealized      Market
                                          Cost         Gains       Losses        Value
                                      -----------   ----------   ----------   -----------
     Obligations of U.S. Government   $50,671,940    $747,960        $--      $51,419,900
                                      -----------    --------        ---      -----------
      Agencies and Corporations

          Total                       $50,671,940    $747,960        $--      $51,419,900
                                      ===========    ========        ===      ===========

                                                              2000
                                      ---------------------------------------------------
                                                      Gross        Gross       Estimated
                                       Amortized    Unrealized   Unrealized      Market
                                          Cost         Gains       Losses        Value
                                      -----------   ----------   ----------   -----------
     Obligations of U.S. Government
      Agencies and Corporations       $45,902,919    $254,759        $--      $46,157,678
                                      -----------    --------        ---      -----------

          Total                       $45,902,919    $254,759        $--      $46,157,678
                                      ===========    ========        ===      ===========

     Securities held to maturity

                                                                  2001
                                           ---------------------------------------------------
                                                            Gross        Gross      Estimated
                                            Amortized    Unrealized   Unrealized     Market
                                               Cost         Gains        Losses       Value
                                           -----------   ----------   ----------   -----------
     Obligations of States and Political
      Subdivisions                         $38,304,631   $1,003,792    $69,573     $39,238,850
     Corporate Securities                    1,498,615       25,342     28,202       1,495,755
                                           -----------   ----------    -------     -----------
          Total                            $39,803,246   $1,029,134    $97,775     $40,734,605
                                           ===========   ==========    =======     ===========

                                                                  2000
                                           ---------------------------------------------------
                                                           Gross        Gross       Estimated
                                            Amortized    Unrealized   Unrealized     Market
                                                Cost        Gains       Losses        Value
                                           -----------   ----------   ----------   -----------
     Obligations of States and Political
      Subdivisions                         $34,514,191    $608,803     $ 94,665    $35,028,329
     Corporate Securities                    1,615,434       3,492       45,978      1,572,948
                                           -----------    --------     --------    -----------
          Total                            $36,129,625    $612,295     $140,643    $36,601,277
                                           ===========    ========     ========    ===========

     The amortized cost and estimated market values of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                 Available For Sale          Held to Maturity
                                             -------------------------   -------------------------
                                                            Estimated                   Estimated
                                              Amortized      Market       Amortized      Market
                                                Cost          Value          Cost         Value
                                             -----------   -----------   -----------   -----------

     Due in one year or less                 $ 3,000,000   $ 3,071,718   $ 3,016,672   $ 3,065,093
     Due after one year through five years    43,627,132    44,103,317    14,829,235    15,340,709
     Due after five through ten years          4,044,808     4,244,865    18,285,641    18,647,619
     Due after ten years                              --            --     3,671,698     3,681,184
                                             -----------   -----------   -----------   -----------
                                             $50,671,940   $51,419,900   $39,803,246   $40,734,605
                                             ===========   ===========   ===========   ===========

     Investment securities with an approximate carrying value of $40,376,000 and $37,010,000 at December 31, 2001 and 2000, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

4.   LOANS

     Major classification of loans are summarized as follows:

                                             2001              2000
                                         ------------      ------------

     Real estate - residential           $ 55,811,947      $ 53,528,900
     Real estate - farm                     3,377,083         3,945,484
     Real estate - commercial              24,116,828        23,062,836
     Real estate - construction             2,937,181         2,043,971
     Commercial and other loans            37,205,543        38,355,007
     Consumer and credit loans             28,709,892        30,863,939
                                         ------------      ------------
                                          152,158,474       151,800,137
     Less allowance for loan losses        (2,260,555)       (2,358,759)
     Less net deferred loan fees             (336,958)         (379,477)
                                         ------------      ------------
          Loans, net                     $149,560,961      $149,061,901
                                         ============      ============

     Loans held for sale at December 31, 2001 and 2000 were $593,200 and $520,000 respectively. The Bank is currently collecting a fee of .25% for servicing these loans. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $14,172,071 and $4,053,953 at December 31, 2001 and 2000, respectively.

     Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

                                    2001       2000       1999
                                  --------   --------   --------

     Principal outstanding        $221,050   $298,286   $287,017
     Contractual interest due     $ 21,254   $ 10,013   $ 19,969
     Interest income recognized   $     --   $     --   $     --

     The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2001 and 2000, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

     The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2001 is as follows:

          Balance                     Amounts         Balance
     December 31, 2000   Additions   Collected   December 31, 2001
     -----------------   ---------   ---------   -----------------

          $67,301        $193,762     $22,835         $238,228

5.   ALLOWANCE FOR LOAN LOSSES

     An analysis of the change in the allowance for loan losses follows:

                                                   2001         2000         1999
                                                ----------   ----------   ----------
     Balance, January 1                         $2,358,759   $1,887,773   $1,851,175
          Add:
              Provision charged to operations      262,500      540,000      240,000
              Loan recoveries                      125,822      180,850       80,135
          Less: Loans charged off                 (486,526)    (249,864)    (283,537)
                                                ----------   ----------   ----------
     Balance, December 31                       $2,260,555   $2,358,759   $1,887,773
                                                ==========   ==========   ==========

6.   PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                            2001         2000
                                         ----------   ----------

     Land                                $1,053,945   $1,053,945
     Building and improvements            4,034,816    3,485,328
     Furniture, fixtures and equipment    3,793,463    3,290,894
                                         ----------   ----------
                                          8,882,224    7,830,167
     Less accumulated depreciation        3,743,442    3,301,998
                                         ----------   ----------
          Total                          $5,138,782   $4,528,169
                                         ==========   ==========

     Depreciation expense charged to operations was $441,444 for 2001, $361,338 for 2000, and $321,492 for 1999.

7.   DEPOSITS

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $40,779,099 and $41,743,149 at December 31, 2001 and 2000, respectively.

     Interest expense on certificates of deposit $100,000 and over amounted to $2,021,500 in 2001, $1,874,053 in 2000, and $1,487,708 in 1999.

     The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2001.

         3 months or less                $14,093,085
     Over 3 through 6 months              10,358,503
     Over 6 through 12 months             13,875,113
     Over 12 months                        2,452,398
                                         -----------
                   Total                 $40,779,099
                                         ===========

8.   SHORT-TERM BORROWINGS

     Short-term borrowings consist of securities sold under agreements to repurchase. These retail repurchase agreements are with customers in their respective loan market areas. These borrowings are collateralized with securities owned by the Company and held in their safekeeping account at an independent correspondent bank. The outstanding balances and related information for short-term borrowings are summarized as follows:

                                                             2001         2000
                                                          ----------   ----------
     Short-term borrowings:
              Ending balance                              $4,295,000   $4,315,768
              Maximum month-end balance during the year    4,760,409    5,195,001
              Average month-end balance during the year    3,991,246    4,557,783
              Weighted average at year end                       .13%        4.36%
              Weighted average rate during the year             1.64%        3.99%

     The Company has pledged investment securities with carrying values of $6,201,093 and $5,968,280 as of December 31, 2001 and 2000, respectively, as collateral for the repurchase agreements.

9.   FEDERAL HOME LOAN BANK ADVANCES

     The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2001 are as follows:

        Year Ending
         December 31,                    Amount
     -------------------               ----------

     2002                              $  658,980
     2003                                 599,133
     2004                                 546,365
     2005                                 499,844
     2006                                 459,009
     2007 and thereafter                2,463,401
                                       ----------
     Total                             $5,226,732
                                       ==========

     The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). The FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2001 the Bank had a borrowing capacity of approximately $40.3 million with the FHLB. At December 31, 2001 and 2000 there was $5,226,732 and $6,197,930, respectively borrowed against this credit arrangement.

10.  EMPLOYEE BENEFIT PLANS

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

     The 401(k) plan allows employees to make salary reduction contributions to the plan up to 10% of their compensation for the plan year. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2001 and 2000 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

     Both plans cover substantially all employees with one year of service and attained age 21.

     The pension costs charged to operating expense for the years 2001, 2000 and 1999 amounted to $192,433, $178,801 and $180,369, respectively.

11.  OTHER OPERATING EXPENSE

     Other operating expense included the following:

                                 2001         2000        1999
                              ----------   ----------   ----------

     Professional fees        $  270,198   $  255,325   $  257,986
     Franchise tax               388,226      343,662      361,089
     Credit Card Processing      223,168      155,293      139,651
     Other                     1,458,518    1,328,912    1,203,463
                              ----------   ----------   ----------
          Total               $2,340,110   $2,083,192   $1,962,189
                              ==========   ==========   ==========

12.  INCOME TAXES

     The provision for federal income taxes for the years ended December 31 consist of:

                                 2001        2000        1999
                               --------   ----------   --------

     Current payable           $831,042   $1,221,389   $959,746
     Deferred                    72,381     (142,505)   (22,661)
                               --------   ----------   --------
          Total provision      $903,423   $1,078,884   $937,085
                               ========   ==========   ========

     The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

                                           2001                   2000                 1999
                                   --------------------   --------------------   --------------------
                                                 % of                   % of                   % of
                                                Pre-Tax                Pre-Tax                Pre-Tax
                                     Amount     Income      Amount     Income      Amount     Income
                                   ----------   -------   ----------   -------   ----------   -------
     Provision at statutory rate   $1,308,316    34.0%    $1,483,013    34.0%    $1,344,840    34.0%
     Tax exempt income               (577,998)  (15.0)      (535,451)  (12.3)      (482,724)  (12.2)
     Non-deductible interest
      Expense                          82,503     2.1         83,133     1.9         81,600     2.1
     Non-deductible amortization       37,662     1.0         37,662      .9         37,662      .9
     Other, net                        52,940     1.4         10,527      .2        (44,293)   (1.1)
                                   ----------   -----     ----------   -----     ----------   -----
     Tax expense
      and effective rate           $  903,423    23.5%    $1,078,884    24.7%    $  937,085    23.7%
                                   ==========   =====     ==========   =====     ==========   =====

     The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

                                                        2001       2002
                                                      --------   --------
     Deferred Tax Assets:
          Allowance for loan losses                   $574,949   $608,339
          Deferred loan fees                            13,822     19,942
                                                      --------   --------
               Deferred tax asset                      588,771    628,281
                                                      --------   --------

     Deferred Tax Liabilities:
          Premise and equipment                        224,209    239,168
          Stock dividends                              126,956    102,540
          Net unrealized gain on securities            254,307     86,618
          Other, net                                    36,709     13,294
                                                      --------   --------
              Deferred tax liabilities                 642,181    441,620
                                                      --------   --------

              Net deferred tax (liabilities) assets   $(53,410)  $186,661
                                                      ========   ========

     No valuation allowance was established at December 31, 2001 and 2000 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

13.  COMMITMENTS AND CONTINGENT LIABILITIES

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

     These commitments were comprised of the following at December 31:

                                       2001          2000
                                    -----------   -----------

     Commitments to extend credit   $20,984,000   $20,350,000
     Standby letters of credit          253,000       703,529
                                    -----------   -----------
         Total                      $21,237,000   $21,053,529
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

     The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2001 or 2000.

     Contingent Liabilities
     ----------------------

     The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

14.  REGULATORY MATTERS

     The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2002, without the approval of the regulatory authorities, is approximately $2,828,000 plus 2002 profits retained up to the date of the dividend declaration.

     Included in cash and due from banks are required federal reserves of $2,696,000 and $2,185,000 at December 31, 2001 and 2000, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

     Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital. The Company had no such borrowings at December 31, 2001 and 2000.

15.  REGULATORY CAPITAL REQUIREMENTS

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

     As of December 31, 2001 and 2000, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

     The Company's actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

                                                               2001               2000
                                                          ---------------    ---------------
                                                           Amount   Ratio     Amount   Ratio
                                                          -------   -----    -------   -----
     Total Risk Based Capital (to Risk Weighted Assets)
     --------------------------------------------------

         Actual                                           $33,216   20.75%   $32,421   20.39%
         For Capital Adequacy Purposes                     12,804    8.00     12,720    8.00
         To be well capitalized                            16,005   10.00     15,900   10.00

     Tier 1 Capital (to Risk Weighted Assets)
     ----------------------------------------

         Actual                                           $31,215   19.50%   $30,133   18.95%
         For Capital Adequacy Purposes                      6,402    4.00      6,360    4.00
         To be well capitalized                             9,603    6.00      9,540    6.00

     Tier 1 Capital (to Average Assets)
     ----------------------------------

         Actual                                           $31,215   11.27%   $30,133   11.68%
         For Capital Adequacy Purposes                     11,074    4.00     10,322    4.00
         To be well capitalized                            13,843    5.00     12,903    5.00

16.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values at December 31 are as follows:

                                                      2001                          2000
                                           ---------------------------   ---------------------------
                                             Carrying         Fair         Carrying         Fair
                                              Amount          Value         Amount          Value
                                           ------------   ------------   ------------   ------------
     Financial assets:
         Cash and due from banks           $  7,768,070   $  7,768,070   $  9,512,736   $  9,512,736
         Federal funds sold                  22,500,000     22,500,000     11,000,000     11,000,000
         Securities available for sale       51,419,900     51,419,900     46,157,678     46,157,678
         Securities held to maturity         39,803,246     40,734,605     36,129,625     36,601,277
         Net loans                          149,560,961    156,422,796    149,061,901    154,063,883
         Loans held for sale                    593,200        628,204        520,000        541,118
         Accrued interest receivable          1,508,784      1,508,784      1,885,665      1,885,665
         Regulatory Stock                     1,390,810      1,390,810      1,319,710      1,319,710
                                           ------------   ------------   ------------   ------------
              Total                        $274,544,971   $282,373,169   $255,587,315   $261,082,067
                                           ============   ============   ============   ============

     Financial liabilities:
         Deposits                          $237,971,103   $241,558,000   $219,167,892   $220,333,000
         Federal Home Loan Bank advances      5,226,732      5,545,563      6,197,930      6,649,000
         Short term borrowings                4,295,000      4,295,000      4,315,768      4,315,768
         Accrued interest payable               346,287        346,287        415,171        415,171
                                           ------------   ------------   ------------   ------------
              Total                        $247,839,122   $251,744,850   $230,096,761   $231,712,939
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

     The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

     Cash and Due from Banks, Federal Funds Sold, Accrued Interest Receivable,
     -------------------------------------------------------------------------
     Regulatory Stock, Short-Term Borrowings, and Accrued Interest Payable
     ---------------------------------------------------------------------

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

17.  PARENT COMPANY

     The following are parent only condensed financial statements:

                             CONDENSED BALANCE SHEET
                             -----------------------

                                                            December 31,
                                                        2001          2000
                                                     -----------   -----------

ASSETS
  Cash                                               $   460,755   $   234,578
  Investment in bank subsidiary                       32,576,697    31,506,587
                                                     -----------   -----------
        Total assets                                 $33,037,452   $31,741,165
                                                     ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Shareholders' equity                               $33,037,452   $31,741,165
                                                     -----------   -----------
        Total liabilities and shareholders' equity   $33,037,452   $31,741,165
                                                     ===========   ===========

                          CONDENSED STATEMENT OF INCOME
                          -----------------------------

                                                                 Year Ended December 31,
                                                              2001          2000          1999
                                                           ----------    ----------    ----------
INCOME
  Dividends from bank subsidiary                           $2,200,000    $1,200,000    $1,175,000

  Operating expenses                                               50            50           300
                                                           ----------    ----------    ----------

        Income before income taxes                          2,199,950     1,199,950     1,174,700

Income tax benefit                                                (17)          (17)         (102)
                                                           ----------    ----------    ----------

        Income before equity in undistributed net income
         of subsidiary                                      2,199,967     1,199,967     1,174,802

Equity in undistributed net income of subsidiary              744,598     2,082,954     1,843,525
                                                           ----------    ----------    ----------

NET INCOME                                                 $2,944,565    $3,282,921    $3,018,327
                                                           ==========    ==========    ==========

                        CONDENSED STATEMENT OF CASH FLOWS
                        ---------------------------------

                                                                 Year Ended December 31,
                                                            2001           2000           1999
                                                         -----------    -----------    -----------
OPERATING ACTIVITIES
  Net income                                             $ 2,944,565    $ 3,282,921    $ 3,018,327
  Adjustments to reconcile net income to net cash
   provided by operating activities:
      Equity in undistributed net income of subsidiary      (744,598)    (2,082,954)    (1,843,525)
                                                         -----------    -----------    -----------
         Net cash provided by operating activities         2,199,967      1,199,967      1,174,802
                                                         -----------    -----------    -----------

FINANCING ACTIVITIES
  Purchase of treasury shares                               (860,163)      (254,749)            --
  Dividends paid                                          (1,113,627)    (1,020,487)      (881,664)
                                                         -----------    -----------    -----------
         Net cash used in financing activities            (1,973,790)    (1,275,236)      (881,664)
                                                         -----------    -----------    -----------

INCREASE (DECREASE) IN CASH                                  226,177        (75,269)       293,138

CASH AT BEGINNING OF YEAR                                    234,578        309,847         16,709
                                                         -----------    -----------    -----------

CASH AT END OF YEAR                                      $   460,755    $   234,578    $   309,847
                                                         ===========    ===========    ===========

18.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     (IN  THOUSANDS EXCEPT PER SHARE DATA)

                                                  Three Months Ended
                                      ------------------------------------------
                                        March      June     September   December
                                        2001       2001       2001        2001
                                      --------   --------   ---------   --------

Total interest income                 $  4,993   $  4,923    $  4,657   $  4,452
Total interest expense                   2,538      2,427       2,278      1,994
                                      --------   --------    --------   --------

Net interest income                      2,455      2,496       2,379      2,458
Provision for loan losses                   83         90          90         --
                                      --------   --------    --------   --------
Net interest income after
 provision for loans losses              2,372      2,406       2,289      2,458

Total other income                         165        180         186        199
Total other expense                      1,563      1,635       1,558      1,651
                                      --------   --------    --------   --------

Income before income taxes                 974        951         917      1,006
Income taxes                               249        217         206        231
                                      --------   --------    --------   --------

Net income                            $    725   $    734    $    711   $    775
                                      ========   ========    ========   ========

Per share data:
Net earnings                          $   1.04   $   1.05    $   1.02   $   1.12
                                      ========   ========    ========   ========

Weighted average shares outstanding    698,661    697,579     696,213    694,241
                                      ========   ========    ========   ========

     (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                  Three Months Ended
                                      ------------------------------------------
                                       March       June     September   December
                                        2000       2000       2000        2000
                                      --------   --------   ---------   --------

Total interest income                 $  4,512   $  4,750    $  5,007   $  5,081
Total interest expense                   2,111      2,253       2,480      2,522
                                      --------   --------    --------   --------

Net interest income                      2,401      2,497       2,527      2,559
Provision for loan losses                   60         60          60        360
                                      --------   --------    --------   --------
Net interest income after
  provision for loans losses             2,341      2,437       2,467      2,199

Total other income                         157        158         163        160
Total other expense                      1,394      1,464       1,342      1,520
                                      --------   --------    --------   --------

Income before income taxes               1,104      1,131       1,288        839
Income taxes                               270        288         329        192
                                      --------   --------    --------   --------

Net income                            $    834   $    843    $    959   $    647
                                      ========   ========    ========   ========

Per share data:
Net earnings                          $   1.18   $   1.19    $   1.36   $    .92
                                      ========   ========    ========   ========

Weighted average shares outstanding    705,295    705,037     704,715    702,961
                                      ========   ========    ========   ========