Form 10-K, Exhibit 13
period 2002-12-31
KILLBUCK BANCSHARES INC
filed 2003-03-31
CIK 1060455

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

STOCK MARKET INFORMATION

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2002 and 2001. Cash dividends are paid on a semi-annual basis.

                                                                      Cash
                                                                   Dividends
Quarter Ended                              High         Low           Paid
-------------------------------------    --------    ---------    ------------
2002    March 31                         $  92.54    $   91.97          N/A
        June 30                             93.00        93.00    $     .85
        September 30                        93.00        93.00          N/A
        December 31                         93.00        93.00    $     .90

2001    March 31                         $  94.86    $   88.30          N/A
        June 30                             90.19        88.92    $     .80
        September 30                        92.43        90.35          N/A
        December 31                         93.18        91.42    $     .80

At December 31, 2002 the Company had approximately 1,037 shareholders of record.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

                                                          Year Ended December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
For The Year:
  Total interest income                 $ 15,988    $ 18,933    $ 19,265    $ 17,069    $ 16,024
  Total interest expense                   5,926       9,237       9,367       8,201       7,892
                                        --------    --------    --------    --------    --------
    Net interest income                   10,062       9,696       9,898       8,868       8,132
  Provision for loan losses                  210         263         540         240         183
                                        --------    --------    --------    --------    --------
    Net interest income after
     provision for loan losses             9,852       9,433       9,358       8,628       7,949
  Total other income                         942         822         724         646         558
  Total other expense                      6,642       6,407       5,720       5,319       4,574
                                        --------    --------    --------    --------    --------
    Income before
     income taxes                          4,152       3,848       4,362       3,955       3,933
  Income tax expense                         934         903       1,079         937       1,017
                                        --------    --------    --------    --------    --------
    Net income                          $  3,218    $  2,945    $  3,283    $  3,018    $  2,916
                                        ========    ========    ========    ========    ========
Per share data
  Net earnings (1)                      $   4.68    $   4.23    $   4.66    $   4.28    $   4.37
  Dividends (1)                         $   1.75    $   1.60    $   1.45    $   1.25    $   1.05
  Book value (at period end)(1)         $  49.81    $  47.65    $  45.18    $  41.00    $  38.90

Average no. of shares outstanding (1)    686,739     696,017     703,784     705,331     684,650

Year-end balances:
  Total loans                           $175,157    $152,158    $151,800    $143,777    $137,891
  Securities                              80,626      91,223      82,287      75,574      65,676
  Total assets                           283,174     281,258     262,000     243,150     231,994
  Deposits                               239,039     237,971     219,168     201,738     192,079
  Borrowings                               9,198       9,522      10,514      12,013      11,922
  Shareholders' equity                    34,204      33,037      31,741      28,917      27,437

Significant ratios:
  Return on average assets                  1.15%       1.10%       1.31%       1.29%       1.40%
  Return on average equity                 10.10        9.34       10.98       10.69       12.35
  Dividends per share to net
   income per share                        37.31       37.86       31.12       29.21       24.03
  Average equity to
   average assets                          11.36       11.75       11.93       12.05       11.32
  Loans to deposits                        73.28       63.94       69.26       71.27       71.79
  Allowance for loan
   loss to total loans                      1.33        1.49        1.55        1.31        1.34

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

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

ALLOWANCE FOR LOAN LOSSES

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known, and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of "Notes to Consolidated Financial Statements."

GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 7 of the consolidated financial statements, the Company must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

DEFERRED TAX ASSETS

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 13 of the consolidated financial statements.

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

The branch facility in Sugarcreek, Ohio opened for business in February 2000. In July 2001, a branch facility in Howard, Ohio (Apple Valley Area) opened for business. These locations have given us a presence in the Sugarcreek and Apple Valley areas and allowed us to develop new business and deposit relationships in these areas.

RESULTS OF OPERATIONS

SUMMARY

For 2002, we recorded net income of $3.2 million compared to $2.9 million for 2001 and $3.3 million for 2000.

Other operating income was $942,000 for 2002 compared to $822,000 for 2001 and $724,000 for 2000.

Total other operating expenses were $6.6 million in 2002 compared to $6.4 million in 2001 and $5.7 million in 2000.

Earnings per share for 2002 were $4.68 compared to $4.23 for 2001 and $4.66 for 2000.

NET INTEREST INCOME

Our net interest income increased by $366,000 in 2002 from 2001 and decreased by $202,000 in 2001 from 2000.

Total interest income decreased by $2,945,000 or 15.55% for 2002 from 2001. The decrease of $2,945,000 for 2002 resulted primarily from a decrease of $2,350,000 in interest income on loans and $148,000 in interest income on investment securities. The decreases in loan and investment security interest income resulted primarily from decreases in the current yield on the loan and investment portfolios which decreased 195 basis points to 7.10% and 61 basis points to 4.87% respectively. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

Total interest income decreased by $331,000 or 1.72% for 2001 from 2000. The decrease of $331,000 for 2001 resulted primarily from a decrease of $345,000 in interest income on loans and $40,000 in interest income on investment securities. The decreases in loan and investment security interest income resulted primarily from decreases in the current yield on the loan and investment portfolios which decreased 59 basis points to 9.05% and 20 basis points to 5.48% respectively. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

The yield on earning assets was 6.04%, 7.53%, and 8.19% for 2002, 2001, and 2000 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates.

Interest expense for 2002 decreased by $3,311,000 or 35.84% from 2001 and decreased by $129,000 for 2001 from 2000. The decrease was due to a decrease in the cost on interest bearing liabilities, which declined 170 basis points from 4.48% in 2001 to 2.78% in 2002.

The decrease in 2001 from 2000 was due to a decrease in the cost on interest bearing liabilities, which declined 38 basis points from 4.86% to 4.48%.

The average volume of time deposits decreased $5.1 million and interest bearing demand deposits, money market deposits, and savings deposits increased $3.0 million, $4.3 million, and $5.9 million respectively in 2002 while time deposits and interest bearing demand deposits increased $10.1 million, and $143,000 respectively for 2001.

The cost on interest bearing liabilities was 2.78% for 2002 and 4.48% for 2001, and 4.86% for 2000. The decrease for 2002 is due mainly to a decrease in the cost of time deposits of 199 basis points.

Due mainly to a decrease in the yield on total earning assets, the net yield on earning assets has decreased again this year reversing the increase of the prior year. The net yield on interest earning assets is 3.80%, 3.86% and 4.21% for 2002, 2001 and 2000 respectively.

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

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

                                                                 For the Year Ended  December 31
                                             ------------------------------------------------------------------
                                                           2002                                2001
                                             ---------------------------------    -----------------------------
                                              Average                    Yield/    Average                Yield/
                                              Balance      Interest       Rate     Balance     Interest    Rate
                                             ---------    ---------      -----    ---------   ---------   -----
Assets
Interest earning assets:
   Loans (1)(2)(3)                           $ 162,079    $  11,504       7.10%   $ 153,119   $  13,854    9.05%
   Securities - taxable (4)                     46,440        2,393       5.15%      43,312       2,689    6.21%
   Securities - nontaxable                      40,599        1,845       4.54%      36,653       1,697    4.63%
   Federal funds sold                           15,370          246       1.60%      18,407         693    3.76%
                                             ---------    ---------               ---------   ---------    ----
       Total interest - earnings assets        264,488       15,988       6.04%     251,491      18,933    7.53%
                                                          ---------                           ---------

Noninterest-earning assets

   Cash and due from other Institutions          8,743                                8,538
   Premises and equipment, net                   5,209                                4,950
   Accrued interest                              1,306                                1,477
   Other assets                                  3,143                                4,095
   Less allowance for loan losses               (2,291)                              (2,286)
                                             ---------                            ---------
       Total                                 $ 280,598                            $ 268,265
                                             =========                            =========
Liabilities and Shareholders
 Equity
Interest bearing liabilities:
   Interest bearing demand                   $  31,768    $     321       1.01%   $  28,817   $     557    1.93%
   Money market accounts                        17,636          330       1.87%      13,316         442    3.32%
   Savings deposits                             36,437          602       1.65%      30,523         788    2.58%
   Time deposits                               118,851        4,346       3.66%     123,928       7,000    5.65%
   Short term borrowings                         3,831            5        .13%       3,942          65    1.65%

                                             ---------------------------------
                                                              2000
                                             ---------------------------------
                                              Average                    Yield
                                              Balance      Interest       Rate
                                             ---------    ---------      -----
Assets
Interest earning assets:
   Loans (1)(2)(3)                           $ 147,224    $  14,199      9.64%
   Securities - taxable (4)                     44,312        2,854      6.44%
   Securities - nontaxable                      33,600        1,572      4.68%
   Federal funds sold                           10,194          639      6.27%
                                             ---------    ---------
       Total interest - earnings assets        235,330       19,264      8.19%
                                                          ---------

Noninterest-earning assets
   Cash and due from other Institutions          7,666
   Premises and equipment, net                   4,079
   Accrued interest                              1,900
   Other assets                                  3,606
   Less allowance for loan losses               (2,004)
                                             ---------
       Total                                 $ 250,577
                                             =========

Liabilities and Shareholders
 Equity
Interest bearing liabilities:
   Interest bearing demand                   $  28,674    $     736      2.57%
   Money market accounts                        11,249          412      3.66%
   Savings deposits                             27,980          873      3.12%
   Time deposits                               113,868        6,717      5.90%
   Short term borrowings                         4,523          181      4.00%

                                                                  For the Year Ended  December 31
                                              ------------------------------------------------------------------
                                                            2002                                2001
                                              -----------------------------------    -----------------------------
                                               Average                    Yield/     Average                Yield/
                                               Balance      Interest       Rate      Balance    Interest    Rate
                                              ----------    ----------    -------   ---------   --------    ------
   Federal Home Loan Bank Advances                 4,752           322       6.78%     5,676         385      6.78%
                                              ----------    ----------              ---------   --------
       Total interest bearing liabilities        213,275         5,926       2.78%    206,202      9,237      4.48%
                                                            ----------                          --------

Noninterest bearing liabilities:
   Demand deposits                                33,524                               28,603
   Accrued expenses and other liabilities          1,931                                1,926

Shareholder's equity                              31,868                               31,534
                                              ----------                            ---------
       Total                                  $  280,598                            $ 268,265
                                              ==========                            =========

Net interest income                                         $   10,062                          $  9,696
                                                            ==========                          ========

Interest rate spread (5)                                                    3.26%                             3.05%
                                                                           =====                            ======

Net yield on interest earning assets (6)                                    3.80%                             3.86%
                                                                           =====                            ======

                                              -----------------------------------
                                                               2000
                                              -----------------------------------
                                               Average                    Yield/
                                               Balance       Interest      Rate
                                              ----------    ----------    ------
   Federal Home Loan Bank Advances                 6,610           447       6.76%
                                              ----------    ----------     ------
       Total interest bearing liabilities        192,904         9,366       4.86%
                                                            ----------

Noninterest bearing liabilities:
   Demand deposits                                27,117
   Accrued expenses and other liabilities            663

Shareholder's equity                              29,893
                                              ----------
       Total                                  $  250,577
                                              ==========

Net interest income                                         $    9,898
                                                            ==========

Interest rate spread (5)                                                     3.33%
                                                                           ======

Net yield on interest earning assets (6)                                     4.21%
                                                                           ======

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2) Included in loan interest income are loan related fees of $414,438, $344,664, and $300,335 in 2002, 2001, and 2000, respectively.
(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(6) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

                                            2002 Compared to 2001                    2001 Compared to 2000
                                   ---------------------------------------   -----------------------------------
                                          Increase (Decrease) Due To              Increase (Decrease) Due To
                                   ---------------------------------------   -----------------------------------
                                    Volume           Rate           Net       Volume         Rate          Net
                                   ---------       --------     ---------    --------      -------       -------
Interest income
   Loans                           $     811       $ (3,161)    $  (2,350)   $    569      $  (914)      $  (345)
   Securities-taxable                    194           (490)         (296)        (64)        (101)         (165)
   Securities-nontaxable                 183            (35)          148         143          (18)          125
   Federal funds sold                   (114)          (333)         (447)        515         (461)           54
                                   ---------       --------     ---------    --------      -------       -------
       Total interest earning
        Assets                         1,074         (4,019)       (2,945)      1,163       (1,494)         (331)
                                   ---------       --------     ---------    --------      -------       -------

Interest expense
   Interest bearing demand                57           (293)         (236)          4         (183)         (179)
   Money market accounts                 143           (255)         (112)         76          (46)           30
   Savings deposits                      153           (339)         (186)         79         (163)          (84)
   Time deposits                        (287)        (2,367)       (2,654)        594         (312)          282
   Short-term borrowing                   (2)           (58)          (60)        (23)         (93)         (116)
   Federal Home Loan Bank
    Advances                             (63)             -           (63)        (63)           1           (62)
                                   ---------       --------     ---------    --------      -------       -------
       Total interest bearing
        Liabilities                        1         (3,312)       (3,311)        667         (796)         (129)
                                   ---------       --------     ---------    --------      -------       -------
Net change in interest income         $1,073       $   (707)    $     366    $    496      $  (698)      $  (202)
                                   =========       ========     =========    ========      =======       =======

PROVISION FOR LOAN LOSSES

The provision for loan losses was $210,000 for 2002, $262,500 for 2001, and $540,000 for 2000. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.33%, 1.49% and 1.55% for 2002, 2001 and 2000 respectively.

The allowance for loan losses is Management's estimate of the amount of probable credit losses in the portfolio. The Company determines the allowance for loan losses based upon an ongoing evaluation. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectable are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Company`s allowance for loan losses is the accumulation of various components calculated based upon independent methodologies. All components of the allowance for loan losses represent an estimation performed according to either Financial Accounting Standards No. 5 or No. 114. Management's estimate of each allowance component is based on certain observable data that Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Some of the components that Management factors in are current economic conditions, loan growth assumptions, and levels of nonperforming loans.

A key element of the methodology for determining the allowance for loan losses is the Company's credit-risk-evaluation process, which includes credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower's ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower's current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual or rotational basis or as Management becomes aware of information affecting a borrower's ability to fulfill its obligation.

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

OTHER INCOME

Other income, which is comprised principally of fees and charges on customers' deposit accounts, increased $120,000 or 14.6% to $942,000 in 2002 from $822,000 in 2001, and increased $98,000 or 1.4% in 2001 from 2000. Service charges on customer accounts increased $65,000 or 11.6% in 2002 due to increased deposit activity at the Apple Valley Office, which opened in July 2001 and increases in new deposit accounts. The Bank started to sell fixed rate loans in the secondary market in late 1997. Due to market conditions, the Bank originated and sold $5.3 million more of these loans in 2002 compared to 2001. Gains for these sales were $129,000 in 2002, $76,000 in 2001 and $10,000 in 2000. Income from the alternative investment service the Bank introduced in 1997 was $13,000 for 2002 and $2,000 for 2001 and $41,000 for 2000. The year 2001 was a rebuilding year for the program due to the absence of permanent personnel and a change in the broker/dealer relationship.

OTHER EXPENSE

Other expense increased $235,000 or 3.7% to $6.6 million in 2002 as compared to $6.4 million in 2001 and increased $687,000 or 12% for 2001 from $5.7 million in 2000.

Salary and employee benefits for 2002 totaled $3.4 million, an increase of $200,000 or 6.3% from $3.2 million in 2001 and increased $400,000 for 2001 or 14.3% from $2.8 million in 2000. This increase represents the effect of a full year's expense associated with new employees due to the addition of the branch in Howard, Ohio in July 2001, and normal recurring employee cost increases for annual salary raises, staff additions and employee benefits for 2002. The increase for 2001 is due to the new branch in Howard, Ohio and normal recurring employee cost increases for annual salary increases, staff additions and employee benefits.

Occupancy and equipment expense increased $60,000 in 2002 and $89,000 in 2001. The increase in expense during 2002 was attributable to normal and recurring items and a full year of occupancy and equipment expense on the Apple Valley branch in Howard, Ohio. For 2001, the increases were attributable to normal and recurring items and the opening of the Apple Valley branch.

Other operating expenses for 2002 totaled $2.3 million, a $58,000 or 2.5% decrease from the $2.3 million reported in 2001 and a $200,000 or 10 % increase for 2001 from the 2000 total of $2.1 million.

The decrease in other expense is due to several factors including the elimination of the amortization expense for goodwill of $ 111,000, with the adoption of FAS No. 142, a $12,000 increase in charitable contribution expenses, a $16,000 increase in postage expenses, a $36,000 increase in credit card processing expenses, an $11,000 decrease in professional fees, a $7,000 decrease in telephone expense, a $11,000 increase in data processing expenses, and increases in normal and recurring expenses. For further discussion of the goodwill expense, see Note 7. The charitable contribution expense increase is due to some larger local projects than usual. The postage expense is attributable to an increase in deposit accounts, the Apple Valley branch and the U.S. postal increases. The credit card processing expense increase is due mainly to the increase in credit card receivables and the increase in merchant relations. The professional fees decrease is attributable to in-house expertise, which allows the preparation of many documents that were formerly provided by outside service providers. The telephone expense is attributable to better contract pricing with a single vendor. The data processing expense is attributable to the increase in deposit accounts. The increase of $200,000 in 2001 from 2000 in other expenses is attributable to costs associated with increases in normal and recurring expenses associated with a new branch and existing branches and a full year costs associated with the implementation of new technologies.

INCOME TAX EXPENSE

Income tax expense increased by $32,000 for 2002 to $935,000 from $903,000 in 2001 and decreased $176,000 in 2001 from $1,079,000 in 2000. The effective rate on taxes for 2002, 2001 and 2000 was 22.5%, 23.5% and 24.7% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND 2001

Total assets at December 31, 2002 amounted to $283 million, an increase of $2 million compared to $281 million at December 31, 2001.

Cash and cash equivalents decreased $10 million or 32.9% from December 31, 2001 to December 31, 2002, with liquid funds held in the form of federal funds sold decreasing $10.2 million. The decrease in federal funds sold at December 31, 2002 was used to help fund loan growth.

Total investment securities decreased $10.6 million or 11.6% from December 31, 2001 to December 31, 2002. The decrease in investments was due to maturities and calls and was used to help fund loan growth. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $175.2 million at December 31, 2002 an increase of $23 million or 15.11% from $152.2 million at December 31, 2001. Of this $23 million increase approximately $17.3 million was in the residential real estate loan portfolio, approximately $5.7 million was an increase in the agriculture real estate loan portfolio, approximately $10.8 million was an increase in the commercial real estate loan portfolio, approximately $8.9 million was an increase in the construction real estate loan portfolio, approximately $2 million was a decrease in the commercial and other loan portfolio, and approximately $17.7 million was a decrease in the consumer and credit loan portfolio. Approximately $21.7 million of the $17.3 million increase in real estate loans was in residential 1 to 4 family adjustable rate mortgages while approximately $4.4 million in residential 1 to 4 family fixed rate mortgages decreased. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $17.4 million and $12.1 million of loans in 2002 and 2001. Profit on the sale of these loans was $129,000 and $76,000 for 2002 and 2001. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $1.1 million or .4% from December 31, 2001 to December 31, 2002. All deposit accounts increased except interest bearing demand deposits and time deposits. The interest bearing demand deposits and the time deposits decreased $.9 million and $8 million respectively. The increases are attributable to new deposit account growth and internal growth for existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2002 and 2001. Information related to the maturity of time deposits of $100,000 and over at December 31, 2002 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $4.3 million and $5.2 million at December 31, 2002 and 2001 respectively. These advances were used to fund fixed rate residential real estate loans with similar maturities in prior years. There were no new advances in 2002 or 2001.

Shareholders' equity increased $1.2 million during 2002 to $34.2 million at December 31, 2002 from $33 million at December 31, 2001. This increase was the result of an increase of $2 million in net retained earnings during the year and a net unrealized gain on securities available for sale of $.1 million. The Company also purchased treasury stock for $.9 million.

MARKET RISK AND ASSET/LIABILITY MANAGEMENT

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 1.8% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, we have originated adjustable-rate loans and as of December 31, 2002, they comprised approximately 74.3% of the total loan portfolio.

LIQUIDITY

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are: cash and cash equivalents and the available for sale security portfolio. The liquidity ratio as of December 31, 2002 and 2001 are 21% and 29%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $4.4 and $4.3 million in cash during 2002 and 2001 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $13 million in funds during 2002, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $23.1 million, and $.6 million respectively; and provided the net proceeds of investments of $10.7 million. For 2001, investing activities used $10.4 million, principally for the net funding of loans, the net purchase of investments, and the net purchase of technology and fixed assets totaling $.8 million, $8.5 million, and $1.1 million respectively.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. For 2002, financing activities used $1.4 million, comprised mainly of net deposit increases of $1.1 million, repayment of Federal Home Loan Bank advances of $1 million, net increase in short-term borrowings of $.6 million, purchase of treasury stock of $.9 million and payment of dividends of $1.2 million. For 2001 financing activities provided $15.8 million, comprised mainly of net deposit increases of $18.8 million, Federal Home Loan Bank advance repayments of $1.0 million, purchase of treasury stock of $.9 million and payment of dividends of $1.1 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

CAPITAL RESOURCES

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2002.


Our regulatory capital position at December 31, 2002, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 16 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

                            KILLBUCK BANCSHARES, INC.

                                 KILLBUCK, OHIO


                                  AUDIT REPORT

                                DECEMBER 31, 2002

                            KILLBUCK BANCSHARES, INC.
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

                                                                           Page
                                                                          Number
                                                                          ------
Report of Independent Auditors                                               2

Financial Statements

     Consolidated Balance Sheet                                              3

     Consolidated Statement of Income                                        4

     Consolidated Statement of Changes in Shareholders' Equity               5

     Consolidated Statement of Cash Flows                                    6

Notes to Consolidated Financial Statements                                  7-29

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ S.R. Snodgrass, A.C.


Steubenville, Ohio
February 20, 2003

                            KILLBUCK BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEET

                                                                                          December 31,
                                                                                    2002                2001
                                                                               --------------       -------------
ASSETS
     Cash and cash equivalents:
         Cash and amounts due from depository institutions                     $    8,007,448       $   7,768,070
         Federal funds sold                                                        12,300,000          22,500,000
                                                                                -------------       -------------
              Total cash and cash equivalents                                      20,307,448          30,268,070
                                                                                -------------       -------------

     Investment securities:
         Securities available for sale                                             39,048,024          51,419,900
         Securities held to maturity (market value of $44,201,169
          and $40,734,605)                                                         41,578,062          39,803,246
                                                                               --------------       -------------
              Total investment securities                                          80,626,086          91,223,146
                                                                               --------------       -------------

     Loans (net of allowance for loan losses of $2,325,560 and
      $2,260,555)                                                                 172,482,506         149,560,961

     Loans held for sale                                                              419,750             593,200
     Premises and equipment, net                                                    5,203,954           5,138,782
     Accrued interest receivable                                                    1,134,183           1,508,784
     Goodwill, net                                                                  1,329,249           1,329,249
     Other assets                                                                   1,671,219           1,635,996
                                                                               --------------       -------------
              Total assets                                                     $  283,174,395       $ 281,258,188
                                                                               ==============       =============

LIABILITIES
     Deposits:

         Noninterest bearing demand                                            $   35,745,364       $  32,198,109
         Interest bearing demand                                                   31,755,668          32,659,909
         Money market                                                              16,090,756          15,169,110
         Savings                                                                   38,819,993          33,247,687
         Time                                                                     116,626,850         124,696,288
                                                                               --------------       -------------
              Total deposits                                                      239,038,631         237,971,103
     Federal Home Loan Bank advances                                                4,267,666           5,226,732
     Short-term borrowings                                                          4,929,993           4,295,000
     Accrued interest and other liabilities                                           734,446             727,901
                                                                               --------------       -------------
              Total liabilities                                                   248,970,736         248,220,736
                                                                               --------------       -------------

SHAREHOLDERS' EQUITY

     Common stock - No par value: 1,000,000 shares authorized,
      718,431 issued                                                                8,846,670           8,846,670
     Retained earnings                                                             27,462,762          25,445,528
     Accumulated other comprehensive income                                           534,990             493,654
     Treasury stock, at cost (34,771 and 25,144 shares)                            (2,640,763)         (1,748,400)
                                                                               --------------       -------------
              Total shareholders' equity                                           34,203,659          33,037,452
                                                                               --------------       -------------

              Total liabilities and shareholders' equity                       $  283,174,395       $ 281,258,188
                                                                               ===============      =============

See accompanying notes to the consolidated financial statements.

                            KILLBUCK BANCSHARES, INC.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                           Year Ended December 31,
                                                                              2002                2001                2000
                                                                          ------------        ------------       -------------
INTEREST INCOME
     Interest and fees on loans                                           $ 11,504,240        $ 13,853,843       $  14,199,350
     Federal funds sold                                                        245,539             693,149             639,622
     Investment securities:
         Taxable                                                             2,393,046           2,688,740           2,853,976
         Exempt from federal income tax                                      1,845,087           1,696,876           1,571,737
                                                                          ------------        ------------        ------------
              Total interest income                                         15,987,912          18,932,608          19,264,685
                                                                          ------------        ------------        ------------

INTEREST EXPENSE

     Deposits                                                                5,599,201           8,786,868           8,738,303
     Federal Home Loan Bank advances                                           321,749             384,809             447,023
     Short term borrowings                                                       4,952              65,289             181,234
                                                                          ------------        ------------        ------------
              Total interest expense                                         5,925,902           9,236,966           9,366,560
                                                                          ------------        ------------        ------------

NET INTEREST INCOME                                                         10,062,010           9,695,642           9,898,125

Provision for loan losses                                                      210,000             262,500             540,000
                                                                          ------------        ------------        ------------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                             9,852,010           9,433,142           9,358,125
                                                                          ------------        ------------        ------------

OTHER INCOME
     Service charges on deposit accounts                                       624,197             559,293             499,858
     Gain on sale of loans, net                                                128,645              75,808               9,786
     Other income                                                              189,428             186,602             214,342
                                                                          ------------        ------------        ------------
              Total other income                                               942,270             821,703             723,986
                                                                          ------------        ------------        ------------

OTHER EXPENSE

     Salaries and employee benefits                                          3,401,327           3,167,553           2,827,003
     Occupancy and equipment                                                   958,750             899,194             810,111
     Other expense                                                           2,281,801           2,340,110           2,083,192
                                                                          ------------        ------------        ------------
              Total other expense                                            6,641,878           6,406,857           5,720,306
                                                                          ------------        ------------        ------------

INCOME BEFORE INCOME TAXES                                                   4,152,402           3,847,988           4,361,805
     Income taxes                                                              934,858             903,423           1,078,884
                                                                          ------------        ------------        ------------

NET INCOME                                                                $  3,217,544        $  2,944,565       $   3,282,921
                                                                          ============        ============       =============

EARNINGS PER SHARE                                                        $       4.68        $       4.23       $        4.66
                                                                          ============        ============       =============

WEIGHTED AVERAGE SHARES OUTSTANDING                                            687,216             696,674             704,498
                                                                          ============        ============       =============

See accompanying notes to the consolidated financial statements.

                            KILLBUCK BANCSHARES, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                            Accumulated
                                                                                               Other
                                                          Common            Retained       Comprehensive          Treasury
                                                           Stock            Earnings        Income(Loss)           Stock
                                                     ---------------    ---------------    ---------------    ---------------
BALANCE, DECEMBER 31, 1999                           $     8,846,670    $    21,352,156    $      (648,620)   $      (633,488)

Net income                                                                    3,282,921
Other comprehensive income:
         Unrealized gain on available for sale
          securities, net of tax of $420,756                                                       816,761

Comprehensive income

Cash dividends paid ($1.45 per share)                                        (1,020,487)
Purchase of Treasury Stock, at cost                                                                                  (254,748)
                                                     ---------------    ---------------    ---------------    ---------------
BALANCE, DECEMBER 31, 2000                                 8,846,670         23,614,590            168,141           (888,236)
Net income                                                                    2,944,565
Other comprehensive income:
         Unrealized gain on available for sale                                                     325,513

          securities, net of tax of $167,689
Comprehensive income                                                         (1,113,627)

Cash dividends paid ($1.60 per share)
Purchase of Treasury Stock, at cost                                                                                  (860,164)
                                                     ---------------    ---------------    ---------------    ---------------
BALANCE, DECEMBER 31, 2001                                 8,846,670         25,445,528            493,654         (1,748,400)
Net income                                                                    3,217,544
Other comprehensive income:
         Unrealized gain on available for sale                                                      41,336
          securities, net of tax of $21,295
Comprehensive income
Cash dividends paid ($1.75 per share)                                        (1,200,310)
Purchase of Treasury Stock, at cost                                                                                  (892,363)
                                                     ---------------    ---------------    ---------------    ---------------
BALANCE, DECEMBER 31, 2002                           $     8,846,670    $    27,462,762    $       534,990    $    (2,640,763)
                                                     ===============    ===============    ===============    ===============

                                                          Total
                                                      Shareholders'      Comprehensive
                                                          Equity             Income
                                                     ---------------    ---------------
BALANCE, DECEMBER 31, 1999                           $    28,916,718

Net income                                                 3,282,921    $     3,282,921
Other comprehensive income:
         Unrealized gain on available for sale
          securities, net of tax of $420,756                 816,761            816,761
                                                                        ---------------
Comprehensive income                                                    $     4,099,682
                                                                        ===============
Cash dividends paid ($1.45 per share)                     (1,020,487)
Purchase of Treasury Stock, at cost                         (254,748)
                                                     ---------------
BALANCE, DECEMBER 31, 2000                                31,741,165
Net income                                                 2,944,565    $     2,944,565
Other comprehensive income:
         Unrealized gain on available for sale               325,513            325,513
                                                                        ---------------
          securities, net of tax of $167,689
Comprehensive income                                      (1,113,627)   $     3,270,078
                                                                        ===============
Cash dividends paid ($1.60 per share)
Purchase of Treasury Stock, at cost                         (860,164)
                                                     ---------------
BALANCE, DECEMBER 31, 2001                                33,037,452
Net income                                                 3,217,544    $     3,217,544
Other comprehensive income:
         Unrealized gain on available for sale                41,336             41,336
                                                                        ---------------
          securities, net of tax of $21,295
Comprehensive income                                                    $     3,258,880
                                                                        ===============
Cash dividends paid ($1.75 per share)                     (1,200,310)
Purchase of Treasury Stock, at cost                         (892,363)
                                                     ---------------
BALANCE, DECEMBER 31, 2002                           $    34,203,659
                                                     ===============

See accompanying notes to the consolidated financial statements.

                            KILLBUCK BANCSHARES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            Year Ended December 31,
                                                                                    2002             2001             2000
                                                                                ------------     ------------     ------------
OPERATING ACTIVITIES
Net income                                                                      $  3,217,544      $ 2,944,565      $ 3,282,921
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Provision for loan losses                                                   210,000          262,500          540,000
         Depreciation, amortization and accretion, net                               509,805          544,535          420,419
         Gain on sale of loans, net                                                 (128,645)         (75,808)          (9,786)
         Origination of loans held for sale                                      (17,408,920)     (12,105,010)      (3,303,720)
         Proceeds from the sale of loans                                          17,711,015       12,107,617        3,149,506
         Federal Home Loan Bank stock dividend                                       (51,200)         (71,500)         (66,400)
         Decrease (increase) in accrued interest and other assets                    369,283          519,703         (421,711)
         Increase in accrued interest and other
          liabilities                                                                  6,545          150,627           95,323
                                                                                ------------     ------------     ------------
              Net cash provided by operating activities                            4,435,427        4,277,229        3,686,552
                                                                                ------------     ------------     ------------

INVESTING ACTIVITIES
   Investment securities available for sale:
         Proceeds from maturities and repayments                                  37,186,127       35,840,062        4,490,576
         Purchases                                                               (24,738,527)     (40,645,564)      (8,260,583)
     Investment securities held to maturity:
         Proceeds from maturities and repayments                                   4,475,491        2,225,527        1,707,128
         Purchases                                                                (6,276,462)      (5,959,703)      (3,465,473)
     Net increase in loans                                                       (23,131,545)        (761,560)      (8,080,826)
     Purchase of premises and equipment                                             (561,915)      (1,058,111)      (1,043,588)
                                                                                ------------     ------------     ------------
              Net cash used in investing activities                              (13,046,831)     (10,359,349)     (14,652,766)
                                                                                ------------     ------------     ------------

FINANCING ACTIVITIES
     Net increase in deposits                                                      1,067,528       18,803,211       17,429,434
     Repayment of Federal Home Loan Bank advances                                   (959,066)        (971,198)        (914,823)
     Net increase (decrease) in short-term borrowings                                634,993          (20,768)        (584,232)
     Purchase of treasury shares                                                    (892,363)        (860,164)        (254,748)
     Cash dividends paid                                                          (1,200,310)      (1,113,627)      (1,020,487)
                                                                                ------------     ------------     ------------
              Net cash provided by (used in) financing activities                 (1,349,218)      15,837,454       14,655,144
                                                                                ------------     ------------     ------------

              (Decrease) increase  in cash and cash equivalents                   (9,960,622)       9,755,334        3,688,930

Cash and cash equivalents at beginning of year                                    30,268,070       20,512,736       16,823,806
                                                                                ------------     ------------     ------------
Cash and cash equivalents at end of year                                        $ 20,307,448     $ 30,268,070      $20,512,736
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

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and related revenues and expenses for the period. Actual results may differ significantly from those estimates.

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

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

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

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years for furniture, fixtures and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

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

INTANGIBLE ASSETS AND LIABILITIES

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2002 and 2001 respectively, net goodwill was $1,329,249 and $1,329,249. On January 1, 2002, the Company adopted Statements of Financial Accounting Standards ("FAS") No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. In addition, the Company performed its initial impairment analysis of goodwill and other intangible assets and determined that the estimated fair value exceeded the carrying amount.

MORTGAGE SERVICING RIGHTS ("MSRs")

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

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, Recission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position of results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, FASB issued FAS No. 147, Acquisitions of Certain Financial Institutions, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement did not have a material effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies--regardless of the accounting method used--by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

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

CASH FLOW INFORMATION

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2002, 2001 and 2000 were $6,043,639, $9,305,850, and $9,291,388, respectively. Cash payments for income taxes for 2002, 2001, and 2000 were $895,358, $718,294, and $1,209,236 respectively.

RECLASSIFICATION OF COMPARATIVE AMOUNTS

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders' equity or net income.

2.   FEDERAL FUNDS SOLD

     Federal funds sold at December 31 consists of the following:

                                                   2002                            2001
                                      -----------------------------   -----------------------------
              Institution               Maturity         Balance        Maturity         Balance
     ------------------------------   -------------   -------------   -------------   -------------
     National City Bank                     1-02-03   $   8,400,000         1-02-02   $  19,600,000
     Great Lakes Bankers Bank               1-02-03       3,900,000         1-02-02       2,900,000
                                                      -------------                   -------------
                                                      $  12,300,000                   $  22,500,000
                                                      =============                   =============

3.   INVESTMENT SECURITIES

     The amortized cost of securities and their estimated market values are as follows:

     Securities available for sale

                                                                  2002
                                      -------------------------------------------------------------
                                          Gross           Gross        Estimated
                                        Amortized      Unrealized      Unrealized        Market
                                          Cost            Gains          Losses           Value
                                      -------------   -------------   -------------   -------------
     Obligations of U.S. Government   $  38,237,433   $     810,591   $           -   $  39,048,024
      Agencies and Corporations
                                      -------------   ----=--------   -------------   -------------

       Total                          $  38,237,433   $     810,591   $           -   $  39,048,024
                                      =============   =============   =============   =============

                                                                  2001
                                      -------------------------------------------------------------
                                                          Gross           Gross         Estimated
                                        Amortized      Unrealized       Unrealized       Market
                                           Cost           Gains           Losses          Value
                                      -------------   -------------   -------------   -------------
     Obligations of U.S. Government   $  50,671,940   $     747,960   $           -   $  51,419,900
      Agencies and Corporations
                                      -------------   -------------   -------------   -------------

       Total                          $  50,671,940   $     747,960   $           -   $  51,419,900
                                      =============   =============   =============   =============

     Securities held to maturity

                                                                                  2002
                                                      -------------------------------------------------------------
                                                                          Gross          Gross          Estimated
                                                        Amortized      Unrealized       Unrealized       Market
                                                           Cost           Gains           Losses          Value
                                                      -------------   -------------   -------------   -------------
     Obligations of States and Political
      Subdivisions                                    $  40,591,090   $   2,590,623   $       9,613   $  43,172,100
     Corporate Securities                                   986,972          45,611           3,514       1,029,069
                                                      -------------   -------------   -------------   -------------
       Total                                          $  41,578,062   $   2,636,234   $      13,127   $  44,201,169
                                                      =============   =============   =============   =============

                                                                                  2001
                                                      -------------------------------------------------------------
                                                                          Gross           Gross        Estimated
                                                        Amortized       Unrealized      Unrealized       Market
                                                           Cost           Gains          Losses           Value
                                                      -------------   -------------   -------------   -------------
     Obligations of States and Political
      Subdivisions                                    $  38,304,631   $   1,003,792   $      69,573   $  39,238,850
     Corporate Securities                                 1,498,615          25,342          28,202       1,495,755
                                                      -------------   -------------   -------------   -------------
       Total                                          $  39,803,246   $   1,029,134   $      97,775   $  40,734,605
                                                      =============   =============   =============   =============

The amortized cost and estimated market values of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                            Available For Sale              Held to Maturity
                                                      -----------------------------   -----------------------------
                                                                         Estimated                      Estimated
                                                        Amortized         Market        Amortized        Market
                                                           Cost           Value           Cost            Value
                                                      -------------   -------------   -------------   -------------
     Due in one year or less                          $   2,999,943   $   3,074,687   $   4,849,741   $   4,936,000
     Due after one year through five years               31,764,306      32,429,551      14,408,665      15,441,133
     Due after five through ten years                     2,613,152       2,679,885      17,334,393      18,622,207
     Due after ten years                                    860,032         863,901       4,985,263       5,201,829
                                                      -------------   -------------   -------------   -------------
                                                      $  38,237,433   $  39,048,024   $  41,578,062   $  44,201,169
                                                      =============   =============   =============   =============

Investment securities with an approximate carrying value of $46,069,000 and $40,376,000 at December 31, 2002 and 2001, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

4.   LOANS

Major classification of loans are summarized as follows:

                                                 2002               2001
                                           ---------------    ---------------
     Real estate - residential             $    73,142,906    $    55,811,947
     Real estate - farm                          9,108,253          3,377,083
     Real estate - commercial                   35,004,950         24,116,828
     Real estate - construction                 11,811,973          2,937,181
     Commercial and other loans                 35,159,800         37,205,543
     Consumer and credit loans                  10,928,716         28,709,892
                                           ---------------    ---------------
                                               175,156,598        152,158,474
     Less allowance for loan losses             (2,325,560)        (2,260,555)
     Less net deferred loan fees                  (348,532)          (336,958)
                                           ---------------    ---------------
       Loans, net                          $   172,482,506    $   149,560,961
                                           ===============    ===============

Loans held for sale at December 31, 2002 and 2001 were $419,750 and $593,200 respectively. The Bank is currently collecting a fee of .25% for servicing these loans. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $27,203,187 and $14,172,071 at December 31, 2002 and 2001, respectively.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

                                    2002         2001         2000
                                 ----------   ----------   ----------
Principal outstanding            $  148,928   $  221,050   $  298,286
Contractual interest due         $   12,583   $   21,254   $   10,013
Interest income recognized       $        -   $        -   $        -

The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2002 and 2001, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2002 is as follows:

              Balance                             Amounts         Balance
         December 31, 2001        Additions      Collected    December 31, 2002
      ------------------------   ------------   -----------   -----------------
              $ 238,228           $  3,466,322   $    78,689   $       3,625,861

5.   ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

                                                2002               2001                2000
                                           ---------------    ---------------    ---------------
     Balance, January 1                    $     2,260,555    $     2,358,759    $     1,887,773
        Add:
          Provision charged to operations          210,000            262,500            540,000
          Loan recoveries                          177,543            125,822            180,850
        Less: Loans charged off                   (322,538)          (486,526)          (249,864)
                                           ---------------    ---------------    ---------------
     Balance, December 31                  $     2,325,560    $     2,260,555    $     2,358,759
                                           ===============    ===============    ===============

6.   PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                               2002            2001
                                           -------------   -------------
     Land                                  $   1,403,945   $   1,053,945
     Building and improvements                 4,089,605       4,034,816
     Furniture, fixtures and equipment         3,950,589       3,793,463
                                           -------------   -------------
                                               9,444,139       8,882,224
     Less accumulated depreciation             4,240,185       3,743,442
                                           -------------   -------------
       Total                               $   5,203,954   $   5,138,782
                                           =============   =============

Depreciation expense charged to operations was $496,743 for 2002, $441,444 for 2001, and $361,338 for 2000.

7.   GOODWILL

As of December 31, 2002 and 2001, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249. Amortization expense for 2001 amounted to $110,771.

The gross carrying amount of goodwill is tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, no goodwill impairment loss was recognized in the current year.

The following tables set forth a comparison of net income and basic and diluted earnings per share adjusted for the adoption of FAS No. 142, Goodwill and Other Intangible Assets:

                                                           2002             2001              2000
                                                     ---------------   ---------------   ---------------
     Goodwill amortization                           $             -   $       110,771   $       110,771
     Net income                                      $     3,217,544   $     2,944,565   $     3,282,921
     Addback: Goodwill amortization (net of tax)                   -            73,109            73,109
                                                     ---------------   ---------------   ---------------
     Adjusted net income                             $     3,217,544   $     3,017,674   $     3,356,030
                                                     ===============   ===============   ===============
     Basic earnings per share:
        Net income                                   $          4.68   $          4.23   $          4.66
        Goodwill amortization                                      -               .10               .10
                                                     ---------------   ---------------   ---------------
        Adjusted basic earnings per share            $          4.68   $          4.33   $          4.76
                                                     ===============   ===============   ===============

8.   DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $40,887,282 and $40,779,099 at December 31, 2002 and 2001, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,281,223 in 2002, $2,021,500 in 2001, and $1,874,053 in 2000.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2002.

     3 months or less                                      $    11,589,470
     Over 3 through 6 months                                     9,322,564
     Over 6 through 12 months                                   14,737,021
     Over 12 months                                              5,238,227
                                                           ---------------
       Total                                               $    40,887,282
                                                           ===============

The following table sets forth the remaining maturity of all time deposits at December 31, 2002.

     12 month or less                                      $    93,416,568
     12 months through 24 months                                11,149,105
     24 months through 36 months                                 3,628,317
     36 months through 48 months                                 1,624,461
     48 months through 60 months                                 6,801,275
     Over 60 months                                                  7,124
                                                           ---------------
                                                           $   116,626,850
                                                           ===============

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

                                                         2002             2001
                                                    -------------    -------------
Short-term borrowings:
    Ending balance                                  $   4,929,993    $   4,295,000
    Maximum month-end balance during the year           4,929,993        4,760,409
    Average month-end balance during the year           3,858,749        3,991,246
    Weighted average at year end                              .13%             .13%
    Weighted average rate during the year                     .13%            1.64%

The Company has pledged investment securities with carrying values of $5,692,968 and $6,201,093 as of December 31, 2002 and 2001, respectively, as collateral for the repurchase agreements.

10.  FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2001 are as follows:

                           Year Ending
                           December 31,                     Amount
                        -------------------              ------------

                        2003                             $    580,566
                        2004                                  526,063
                        2005                                  477,895
                        2006                                  435,279
                        2007                                  397,707
                        2008 and thereafter                 1,850,156
                                                         ------------
                        Total                            $  4,267,666
                                                         ============

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). The FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2002 the Bank had a borrowing capacity of approximately $33.7 million with the FHLB. At December 31, 2002 and 2001 there was $4,267,666 and $5,226,732, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant's compensation. For 2002, the annual contribution to a participant's retirement account may not exceed $40,000. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2002 and 2001 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

Both plans cover substantially all employees with one year of service and attained age 21.

The pension costs charged to operating expense for the years 2002, 2001 and 2000 amounted to $207,608, $192,433 and $178,801, respectively.

12.  OTHER OPERATING EXPENSE

Other operating expense included the following:

                                               2002            2001            2000
                                           -------------   -------------   -------------
     Professional fees                     $     259,355   $     270,198   $     255,325
     Franchise tax                               397,238         388,226         343,662
     Credit Card Processing                      259,530         223,168         155,293
     Stationery, supplies and printing           167,055         174,025         174,861
     Postage, express and freight                162,264         146,072         130,375
     Other                                     1,036,359       1,138,421       1,023,676
                                           -------------   -------------   -------------
     Total                                 $   2,281,801   $   2,340,110   $   2,083,192
                                           =============   =============   =============

13.  INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

                                  2002             2001               2000
                            ---------------   ---------------   ---------------
     Current payable        $       918,823   $       831,042   $     1,221,389
     Deferred                        16,035            72,381          (142,505)
                            ---------------   ---------------   ---------------
       Total provision      $       934,858   $       903,423   $     1,078,884
                            ===============   ===============   ===============

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

                                                 2002                               2001                            2000
                                    ------------------------------     ------------------------------     ------------------------
                                                         % of                              % of                             % of
                                                       Pre-Tax                            Pre-Tax                          Pre-Tax
                                        Amount          Income            Amount           Income            Amount        Income
                                    -------------    -------------     -------------    -------------     -------------    -------
     Provision at statutory rate    $   1,411,817             34.0%    $   1,308,316             34.0%    $   1,483,013       34.0%
     Tax exempt income                   (627,878)           (15.1)         (577,998)           (15.0)         (535,451)     (12.3)
     Non-deductible interest
      Expense                              59,082              1.4            82,503              2.1            83,133        1.9
     Non-deductible amortization                -                -            37,662              1.0            37,662         .9
     Other, net                            91,837              2.2            52,940              1.4            10,527         .2
                                    -------------    -------------     -------------    -------------     -------------    -------
     Tax expense
      and effective rate            $     934,858             22.5%    $     903,423             23.5%    $   1,078,884       24.7%
                                    =============    =============     =============    =============     =============    =======

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

                                               2002            2001
                                           ------------    ------------
     Deferred Tax Assets:
        Allowance for loan losses          $    597,006    $    574,949
        Deferred loan fees                       11,782          13,822
                                           ------------    ------------
          Deferred tax asset                    608,788         588,771
                                           ------------    ------------
     Deferred Tax Liabilities:
        Premise and equipment                   222,611         224,209
        Stock dividends                         144,364         126,956
        Net unrealized gain on securities       275,601         254,307
        Other, net                               56,951          36,709
                                           ------------    ------------
          Deferred tax liabilities              699,527         642,181
                                           ------------    ------------
          Net deferred tax liabilities     $    (90,739)   $    (53,410)
                                           ============    ============

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

These commitments were comprised of the following at December 31:

                                           2002           2001
                                      -------------   -------------
     Commitments to extend credit     $  19,671,000   $  20,984,000
     Standby letters of credit              398,000         253,000
                                      -------------   -------------
         Total                        $  20,069,000   $  21,237,000
                                      =============   =============

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2002 or 2001.

CONTINGENT LIABILITIES

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15.  REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2003, without the approval of the regulatory authorities, is approximately $2,187,000 plus 2003 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $2,991,000 and $2,696,000 at December 31, 2002 and 2001, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital. The Company had no such borrowings at December 31, 2002 and 2001.

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

As of December 31, 2002 and 2001, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company's actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

                                                                    2002                       2001
                                                          -----------------------    -----------------------
                                                            Amount        Ratio        Amount        Ratio
                                                          ----------    ---------    ----------    ---------
Total Risk Based Capital (to Risk Weighted Assets)
     Actual                                               $   34,622        18.74%   $   33,216        20.75%
     For Capital Adequacy Purposes                            14,778         8.00        12,804         8.00
     To be well capitalized                                   18,472        10.00        16,005        10.00
Tier 1 Capital (to Risk Weighted Assets)
    Actual                                                $   32,339        17.51%   $   31,215        19.50%
    For Capital Adequacy Purposes                              7,389         4.00         6,402         4.00
    To be well capitalized                                    11,083         6.00         9,603         6.00
Tier 1 Capital (to Average Assets)
    Actual                                                $   32,339        11.35%   $   31,215        11.27%
    For Capital Adequacy Purposes                             11,394         4.00        11,074         4.00
    To be well capitalized                                    14,243         5.00        13,843         5.00

17.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

                                                              2002                                 2001
                                                ---------------------------------   ---------------------------------
                                                    Carrying           Fair            Carrying            Fair
                                                     Amount            Value            Amount             Value
                                                ---------------  ----------------   ---------------   ---------------
     Financial assets:
         Cash and due from banks                $     8,007,448   $     8,007,448   $     7,768,070   $     7,768,070
         Federal funds sold                          12,300,000        12,300,000        22,500,000        22,500,000
         Securities available for sale               39,048,024        39,048,024        51,419,900        51,419,900
         Securities held to maturity                 41,578,062        44,201,062        39,803,246        40,734,605
         Net loans                                  172,482,506       178,506,554       149,560,961       156,422,796
         Loans held for sale                            419,750           429,446           593,200           628,204
         Accrued interest receivable                  1,134,183         1,134,183         1,508,784         1,508,784
         Regulatory Stock                             1,442,010         1,442,010         1,390,810         1,390,810
                                                ---------------   ---------------   ---------------   ---------------
              Total                             $   276,411,983   $   285,068,727   $   274,544,971   $   282,373,169
                                                ===============   ===============   ===============   ===============
     Financial liabilities:
         Deposits                               $   239,038,631   $   241,340,000   $   237,971,103   $   241,558,000
         Federal Home Loan Bank advances              4,267,666         4,765,000         5,226,732         5,545,563
         Short term borrowings                        4,929,993         4,929,993         4,295,000         4,295,000
         Accrued interest payable                       228,550           228,550           346,287           346,287
                                                ---------------   ---------------   ---------------   ---------------
              Total                             $   248,464,840   $   251,263,543   $   247,839,122   $   251,744,850
                                                ===============   ===============   ===============   ===============

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, ACCRUED INTEREST RECEIVABLE, REGULATORY STOCK, SHORT-TERM BORROWINGS, AND ACCRUED INTEREST PAYABLE

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

18.  PARENT COMPANY

The following are parent only condensed financial statements:

                             CONDENSED BALANCE SHEET

                                                                        December 31,
                                                                    2002            2001
                                                               -------------   -------------
ASSETS
     Cash                                                      $     143,049   $     460,755
     Investment in bank subsidiary                                34,060,610      32,576,697
                                                               -------------   -------------
              Total assets                                     $  34,203,659   $  33,037,452
                                                               =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
     Shareholders' equity                                      $  34,203,659   $  33,037,452
                                                               -------------   -------------
              Total liabilities and shareholders' equity       $  34,203,659   $  33,037,452
                                                               =============   =============

                          CONDENSED STATEMENT OF INCOME

                                                                               Year Ended December 31,
                                                                         2002            2001             2000
                                                                    -------------   --------------    -------------
INCOME
     Dividends from bank subsidiary                                 $   1,775,000    $   2,200,000    $   1,200,000
     Operating expenses                                                        50               50               50
                                                                    -------------    -------------    -------------
              Income before income taxes                                1,774,950        2,199,950        1,199,950
Income tax benefit                                                            (17)             (17)             (17)
                                                                    -------------    -------------    -------------
              Income before equity in undistributed net income
               of subsidiary                                            1,774,967        2,199,967        1,199,967
Equity in undistributed net income of subsidiary                        1,442,577          744,598        2,082,954
                                                                    -------------    -------------    -------------
NET INCOME                                                          $   3,217,544    $   2,944,565    $   3,282,921
                                                                    =============    =============    =============

                        CONDENSED STATEMENT OF CASH FLOWS

                                                                          Year Ended December 31,
                                                                    2002            2001             2000
                                                               -------------    -------------    -------------
OPERATING ACTIVITIES
     Net income                                                $   3,217,544    $   2,944,565    $   3,282,921
     Adjustments to reconcile net income to net cash
      provided by operating activities:
         Equity in undistributed net income of subsidiary         (1,442,577)        (744,598)      (2,082,954)
                                                               -------------    -------------    -------------
              Net cash provided by operating activities            1,774,967        2,199,967        1,199,967
                                                               -------------    -------------    -------------
FINANCING ACTIVITIES
     Purchase of treasury shares                                    (892,363)        (860,163)        (254,749)
     Dividends paid                                               (1,200,310)      (1,113,627)      (1,020,487)
                                                               -------------    -------------    -------------
              Net cash used in financing activities               (2,092,673)      (1,973,790)      (1,275,236)
                                                               -------------    -------------    -------------
(DECREASE) INCREASE  IN CASH                                        (317,706)         226,177          (75,269)
CASH AT BEGINNING OF YEAR                                            460,755          234,578          309,847
                                                               -------------    -------------    -------------
CASH AT END OF YEAR                                            $     143,049    $     460,755    $     234,578
                                                               =============    =============    =============

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                          Three Months Ended
                                           -------------------------------------------------
                                             March         June       September    December
                                              2002         2002         2002         2002
                                           ----------   ----------   ----------   ----------
Total interest income                      $    4,161   $    4,036   $    3,945   $    3,846
Total interest expense                          1,676        1,521        1,434        1,295
                                           ----------   ----------   ----------   ----------
Net interest income                             2,485        2,515        2,511        2,551
Provision for loan losses                          45           45           60           60
                                           ----------   ----------   ----------   ----------
Net interest income after
  provision for loans losses                    2,440        2,470        2,451        2,491
Total other income                                205          214          236          288
Total other expense                             1,589        1,725        1,594        1,734
                                           ----------   ----------   ----------   ----------
Income before income taxes                      1,056          959        1,093        1,045
Income taxes                                      254          201          228          252
                                           ----------   ----------   ----------   ----------
Net income                                 $      802   $      758   $      865   $      793
                                           ==========   ==========   ==========   ==========
Per share data:
Net earnings                               $     1.16   $     1.10   $     1.26   $     1.16
                                           ==========   ==========   ==========   ==========
Weighted average shares outstanding           691,251      688,574      684,926      684,111
                                           ==========   ==========   ==========   ==========

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED) (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                          Three Months Ended
                                           -------------------------------------------------
                                             March         June      September     December
                                              2001         2001         2001         2001
                                           ----------   ----------   ----------   ----------
Total interest income                      $    4,993   $    4,923   $    4,657   $    4,452
Total interest expense                          2,538        2,427        2,278        1,994
                                           ----------   ----------   ----------   ----------
Net interest income                             2,455        2,496        2,379        2,458
Provision for loan losses                          83           90           90           --
                                           ----------   ----------   ----------   ----------
Net interest income after
  provision for loans losses                    2,372        2,406        2,289        2,458
Total other income                                165          180          186          199
Total other expense                             1,563        1,635        1,558        1,651
                                           ----------   ----------   ----------   ----------
Income before income taxes                        974          951          917        1,006
Income taxes                                      249          217          206          231
                                           ----------   ----------   ----------   ----------
Net income                                 $      725   $      734   $      711   $      775
                                           ==========   ==========   ==========   ==========
Per share data:
Net earnings                               $     1.04   $     1.05   $     1.02   $     1.12
                                           ==========   ==========   ==========   ==========
Weighted average shares outstanding           698,661      697,579      696,213      694,241
                                           ==========   ==========   ==========   ==========