Form 10-K, Exhibit 13
period 2003-12-31
KILLBUCK BANCSHARES INC
filed 2004-03-30
CIK 1060455

EXHIBIT 13

Killbuck Bancshares, Inc.

Corporate Profile

Killbuck Bancshares, Inc. (the “Company”) was incorporated under the laws of the State of Ohio on November 29, 1991 at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of The Killbuck Savings Bank Company. In November 1992, the Company became the sole shareholder of the Bank. The Bank carries on business under the name “The Killbuck Savings Bank Company.” The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio.

The Killbuck Savings Bank Company was established under the banking laws of the State of Ohio in September of 1900. The Bank is headquartered in Killbuck, Ohio, which is located in the northeast portion of Ohio, in Holmes County. The Bank is insured by the Federal Deposit Insurance Corporation, and is regulated by the Ohio Division of Financial Institutions and the Board of Governors of the Federal Reserve System.

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, interest-bearing accounts, internet banking, bill payment, safe deposit facilities, real estate mortgage loans and consumer loans. The Bank also makes secured and unsecured commercial loans.

Stock Market Information

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2003 and 2002. Cash dividends are paid on a semi-annual basis.

Quarter Ended		High	Low	Cash Dividends Paid
2003	March 31	$95.00	$93.00	N/A
	June 30	95.00	95.00	$.90
	September 30	95.00	95.00	N/A
	December 31	95.00	91.25	$.95

2002	March 31	$92.54	$91.97	N/A
	June 30	93.00	93.00	$.85
	September 30	93.00	93.00	N/A
	December 31	93.00	93.00	$.90

At December 31, 2003 the Company had approximately 1,021 shareholders of record.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,
	2003	2002	2001	2000	1999
For The Year:
Total interest income	$14,283	$16,057	$19,025	$19,265	$17,069
Total interest expense	4,017	5,926	9,237	9,367	8,201

Net interest income	10,266	10,131	9,788	9,898	8,868
Provision for loan losses	390	210	263	540	240

Net interest income after provision for loan losses	9,876	9,921	9,525	9,358	8,628
Total other income	1,120	873	730	724	646
Total other expense	7,045	6,642	6,407	5,720	5,319

Income before income taxes	3,951	4,152	3,848	4,362	3,955
Income tax expense	742	934	903	1,079	937

Net income	$3,209	$3,218	$2,945	$3,283	$3,018

Per share data
Net earnings	$4.75	$4.68	$4.23	$4.66	$4.28
Dividends	$1.85	$1.75	$1.60	$1.45	$1.25
Book value (at period end)	$51.24	$50.03	$47.65	$45.18	$41.00

Average no. of shares outstanding	676,133	686,739	696,017	703,784	705,331

Year-end balances:
Total loans	$201,697	$175,157	$152,158	$151,800	$143,777
Securities	58,211	80,626	91,223	82,287	75,574
Total assets	284,139	283,174	281,258	262,000	243,150
Deposits	241,724	239,039	237,971	219,168	201,738
Borrowings	7,810	9,198	9,522	10,514	12,013
Shareholders’ equity	34,062	34,204	33,037	31,741	28,917

Significant ratios:
Return on average assets	1.13%	1.15%	1.10%	1.31%	1.29%
Return on average equity	9.77	10.10	9.34	10.98	10.69
Dividends per share to net income per share	38.95	37.31	37.83	31.12	29.21
Average equity to average assets	11.53	11.36	11.75	11.93	12.05
Loans to deposits	83.44	73.28	63.94	69.26	71.27
Allowance for loan loss to total loans	1.34	1.33	1.49	1.55	1.31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Killbuck Bancshares, Inc. (“Killbuck” or the “Company”) is the parent holding company for the Killbuck Savings Bank Company (the “Bank”). The following discussion and analysis is intended to provide information about the financial condition and results of operation of the Company and should be read in conjunction with the audited Consolidated Financial Statements, footnotes and other discussions appearing elsewhere in this annual report and the Company’s Form 10-K.

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

Critical Accounting Policies

The Company’s accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements.”

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

The branch facility in Sugarcreek, Ohio opened for business in February 2000. In July 2001, a branch facility in Howard, Ohio (Apple Valley Area) opened for business. These locations have given us a presence in the Sugarcreek and Apple Valley areas and allowed us to develop new business and deposit relationships in these areas. A loan production facility was opened in Millersburg, Ohio in July 2003. This facility has allowed us to concentrate our Millersburg lenders into one location to provide better service, more office space, and new business opportunities with a commercial calling officer. A commercial calling officer was also introduced into the Knox County market with the Apple Valley branch as his base of operations.

RESULTS OF OPERATIONS

Summary

For 2003, we recorded net income of $3.2 million compared to $3.2 million for 2002 and $2.9 million for 2001.

Other operating income was $1.1 million for 2003 compared to $873,000 for 2002 and $730,000 for 2001.

Total other operating expenses were $7.0 million in 2003 compared to $6.6 million in 2002 and $6.4 million in 2001.

Earnings per share for 2003 were $4.75 compared to $4.68 for 2002 and $4.23 for 2001.

NET INTEREST INCOME

Our net interest income increased by $135,000 in 2003 from 2002 and increased by $343,000 in 2002 from 2001.

Total interest income decreased by $1,774,000 or 11.04% for 2003 from 2002. The decrease of $1,774,000 for 2003 resulted primarily from a decrease of $475,000 in interest income on loans and $1,148,000 in interest income on investment securities. The decreases in loan interest income resulted primarily from decreases in the current yield on the loan portfolios which decreased 120 basis points to 5.88%. The decrease in investment security interest income resulted primarily from decreases in volume in the investment portfolio which lead to a decrease of 59 basis points to 4.28%. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

Total interest income decreased by $2,968,000 or 15.60% for 2002 from 2001. The decrease of $2,968,000 for 2002 resulted primarily from a decrease of $2,350,000 in interest income on loans and $171,000 in interest income on investment securities. The decreases in loan and investment security interest income resulted primarily from decreases in the current yield on the loan and investment portfolios which decreased 197 basis points to 7.08% and 64 basis points to 4.87% respectively. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

The yield on earning assets was 5.28%, 6.03%, and 7.52% for 2003, 2002, and 2001 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates.

Interest expense for 2003 decreased by $1,909,000 or 32.21% from 2002 and decreased by $3,311,000 for 2002 from 2001. The decrease was due to a decrease in the cost on interest bearing liabilities, which declined 89 basis points from 2.78% in 2002 to 1.89% in 2003 and declined 170 basis points from 4.48% in 2001 to 2.78% in 2002.

The average volume of time deposits decreased $6.5 million and interest bearing demand deposits, money market deposits, and savings deposits increased $1.2 million, $1.6 million, and $4.1 million respectively in 2003. The volume decrease in time deposits and increases in other deposit categories are primarily due to the low interest rate environment and the uncertainty of interest rate levels. The funds are shifting into liquid deposits. The average volume of time deposits decreased $5.0 million while interest bearing demand deposits, money market deposits, and savings deposits increased $3.0 million, $4.3 million, and $5.9 million respectively for 2002.

The cost on interest bearing liabilities was 1.89% for 2003 and 2.78% for 2002, and 4.48% for 2001. The decrease for 2003 and 2002 is due mainly to a decrease in the cost of time deposits of 101 and 199 basis points.

Due mainly to an increase in the volume of loans, the net yield on earning assets has remained stable this year reversing the decrease of the prior year. The net yield on interest earning assets is 3.80%, 3.80% and 3.87% for 2003, 2002 and 2001 respectively.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2003			2002			2001
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$187,554	$11,029	5.88%	$162,413	$11,504	7.08%	$153,119	$13,854	9.05%
Securities - taxable (4)	30,874	1,263	4.09%	46,440	2,393	5.15%	43,312	2,689	6.21%
Securities – nontaxable	41,504	1,827	4.40%	40,599	1,845	4.54%	36,653	1,697	4.63%
Securities – Equity (4)(5)	1,470	69	4.69%	1,423	69	4.85%	1,362	92	6.75%
Federal funds sold	8,860	95	1.07%	15,370	246	1.60%	18,407	693	3.76%

Total interest - earnings assets	270,262	14,283	5.28%	266,245	16,057	6.03%	252,853	19,025	7.52%

Noninterest-earning assets
Cash and due from other Institutions	$8,508			8,743			8,538
Premises and equipment, net	5,088			5,209			4,950
Accrued interest	978			1,306			1,477
Other assets	2,401			1,386			2,733
Less allowance for loan losses	(2,512)			(2,291)			(2,286)

Total	$284,725			$280,598			$268,265

Liabilities and Shareholders
Equity
Interest bearing liabilities:
Interest bearing demand	$32,944	$161.49%		$31,768	$321	1.01%	$28,817	$557	1.93%
Money market accounts	19,277	198	1.03%	17,636	330	1.87%	13,316	442	3.32%
Savings deposits	40,582	415	1.02%	36,438	602	1.65%	30,523	788	2.58%
Time deposits	112,388	2,980	2.65%	118,851	4,346	3.66%	123,928	7,000	5.65%
Short term borrowings	3,913	5.13%		3,831	5.13%		3,942	65	1.65%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2003			2002			2001
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	3,838	258	6.72%	4,751	322	6.78%	5,676	385	6.78%

Total interest bearing liabilities	212,942	4,017	1.89%	213,275	5,926	2.78%	206,202	9,237	4.48%

Noninterest bearing liabilities:
Demand deposits	36,327			33,524			28,603
Accrued expenses and other liabilities	2,618			1,931			1,926

Shareholder’s equity	32,838			31,868			31,534

Total	$284,725			$280,598			$268,265

Net interest income		$10,266			$10,131			$9,788

Interest rate spread (6)			3.39%			3.25%			3.04%

Net yield on interest earning assets (7)			3.80%			3.80%			3.87%

(1)	For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2)	Included in loan interest income are loan related fees of $406,089, $414,438, and $344,664 in 2003, 2002, and 2001, respectively.
(3)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers Bank.
(6)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2003 Compared to 2002			2002 Compared to 2001
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$1,781	$(2,256)	$(475)	$841	$(3,191)	$(2,350)
Securities-taxable	(802)	(328)	(1,130)	194	(490)	(296)
Securities-nontaxable	41	(59)	(18)	183	(35)	148
Securities-equities	2	(2)	—	4	(27)	(23)
Federal funds sold	(104)	(47)	(151)	(114)	(333)	(447)

Total interest earning Assets	918	(2,692)	(1,774)	1,108	(4,076)	(2,968)

Interest expense
Interest bearing demand	12	(172)	(160)	57	(293)	(236)
Money market accounts	31	(163)	(132)	143	(255)	(112)
Savings deposits	68	(255)	(187)	153	(339)	(186)
Time deposits	(236)	(1,130)	(1,366)	(287)	(2,367)	(2,654)
Short-term borrowing	—	—	—	(2)	(58)	(60)
Federal Home Loan Bank Advances	(62)	(2)	(64)	(63)	—	(63)

Total interest bearing Liabilities	(187)	(1,722)	(1,909)	1	(3,312)	(3,311)

Net change in interest income	$1,105	$(970)	$135	$1,107	$(764)	$343

Provision for Loan Losses

The provision for loan losses was $390,000 for 2003, $210,000 for 2002, and $262,500 for 2001. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.34%, 1.33% and 1.49% for 2003, 2002 and 2001 respectively.

The allowance for loan losses is Management’s estimate of the amount of probable credit losses in the portfolio. The Company determines the allowance for loan losses based upon an ongoing evaluation. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectable are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Company’s allowance for loan losses is the accumulation of various components calculated based upon independent methodologies. All components of the allowance for loan losses represent an estimation performed according to either Financial Accounting Standards No. 5 or No. 114. Management’s estimate of each allowance component is based on certain observable data that Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Some of the components that Management factors in are current economic conditions, loan growth assumptions, and levels of nonperforming loans.

A key element of the methodology for determining the allowance for loan losses is the Company’s credit-risk-evaluation process, which includes credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower’s ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual or rotational basis or as Management becomes aware of information affecting a borrower’s ability to fulfill its obligation.

The provision for loan losses was increased substantially during the fourth quarter of 2000 because management recognized that the overall economic growth in the United States slowed and utility prices rose dramatically. These changes also affected our local communities making meeting monthly consumer debt obligations more difficult.

Noninterest Income

Other income, which is comprised principally of fees and charges on customers’ deposit accounts, increased $246,000 or 28.2% to $1,119,000 in 2003 from $873,000 in 2002, and increased $143,000 or 19.6% in 2002 from 2001. Service charges on customer accounts increased $113,000 or 18.1% in 2003 due in part to an increase in non-time deposit accounts and also various service charges were increased effective April 1, 2003. The Bank sells fixed rate loans in the secondary market. Due to market conditions, the Bank originated and sold $4.7 million more of these loans in 2003 compared to 2002. Gains for these sales were $241,000 in 2003, $129,000 in 2002 and $76,000 in 2001. Income from the alternative investment service the Bank introduced in 1997 was $14,000 for 2003 and $13,000 for 2002 and $2,000 for 2001. The year 2001 was a rebuilding year for the program due to the absence of permanent personnel and a change in the broker/dealer relationship. Miscellaneous other service charges increased $27,000 or 41.4%. These charges were part of the fees increased April 1, 2003.

Noninterest Expense

Other expense increased $403,000 or 6.1% to $7.0 million in 2003 as compared to $6.6 million in 2002 and increased $235,000 or 3.7% for 2002 from $6.4 million in 2001.

Salary and employee benefits for 2003 totaled $3.7 million, an increase of $318,000 or 9.4% from $3.4 million in 2002 and increased $233,000 for 2002 or 7.4% from $3.2 million in 2001. These increases are due to normal recurring employee cost increases for annual salary raises, staff additions including additional business development staff, and employee benefits. The increase for 2002 was attributable to the first full year’s expenses associated with the new staff for the Apple Valley branch in Howard, Ohio and normal recurring employee cost increases for salary and employee benefits.

Occupancy and equipment expense increased $88,000 in 2003 and $60,000 in 2002. The increase in expense during 2003 was attributable to normal and recurring items and the opening of the Loan Annex in Millersburg, Ohio in July 2003. For 2002, the increases were attributable to normal and recurring items and a full year of expenses on the Apple Valley branch in Howard, Ohio.

Other operating expenses for 2003 totaled $2.28 million, a $4,000 or .18% decrease from the $2.28 million reported in 2002 and a $58,000 or 2.5 % decrease for 2002 from the 2001 total of $2.34 million. The postage, express and freight expenses decreased by $15,000 or 9.3% from $162,000 in 2002 to $147,000 in 2003 due to enhanced technology. The data processing expense for 2003 totaled $160,000, a $48,000 or 42.9% increase from the $112,000 reported 2002 and a $10,000 or 9.8% increase from the 2001 total of $102,000. $35,000 of this increase was due to Security Monitoring and Testing of the computer network which are provisions of the Gramm-Leach-Bliley Act. The initial testing was conducted in 2002 but not completed until 2003. Subsequent testing is conducted on a regular schedule. The monitoring is conducted 24 hours a day 7 days a week 365 days a year.

The decrease in other expense in 2002 was due to several factors including the elimination of the amortization expense for goodwill of $ 111,000, with the adoption of FAS No. 142. For further discussion of the goodwill expense, see Note 7 of the consolidated financial statements.

Income Tax Expense

Income tax expense decreased by $193,000 for 2003 to $742,000 from $935,000 in 2002 and increased $32,000 in 2002 from $903,000 in 2001. The effective rate on taxes for 2003, 2002 and 2001 was 18.8%, 22.5% and 23.5% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2003 and 2002

Total assets at December 31, 2003 amounted to $284 million, an increase of $1 million compared to $283 million at December 31, 2002.

Cash and cash equivalents decreased $2.7 million or 13.6% from December 31, 2002 to December 31, 2003, with liquid funds held in the form of federal funds sold decreasing $4.5 million. The decrease in federal funds sold at December 31, 2003 was used to help fund loan growth.

Total investment securities decreased $22.4 million or 27.8% from December 31, 2002 to December 31, 2003. The decrease in investments was due to maturities and calls and was used to help fund loan growth. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $201.7 million at December 31, 2003 an increase of $26.5 million or 15.1% from $175.2 million at December 31, 2002. The loan increases were due in part to a more effective marketing of our loan products including but not limited to a business development calling officer program. Also the general economic well-being of the communities we serve contributed to our loan growth. Of this $26.5 million increase approximately $15.5 million was in the residential real estate loan portfolio, approximately $3.2 million was an increase in the agriculture real estate loan portfolio, approximately $7.0 million was an increase in the commercial real estate loan portfolio, approximately $.8 million was a decrease in the construction real estate loan portfolio, approximately $3.1 million was an increase in the commercial and other loan portfolio, and approximately $1.5 million was a decrease in the consumer and credit loan portfolio. Approximately $16.6 million of the $15.5 million increase in real estate loans was in residential 1 to 4 family adjustable rate mortgages while approximately $1.1 million in residential 1 to 4 family fixed rate mortgages decreased. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $22.1 million and $17.4 million of loans in 2003 and 2002. Profit on the sale of these loans was $241,000 and $129,000 for 2003 and 2002. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $2.7 million or 1.1% from December 31, 2002 to December 31, 2003. All deposit accounts increased except time deposits. The time deposits decreased $8.8 million. The increases are attributable to new deposit account growth and internal growth for existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2003 and 2002. Information related to the maturity of time deposits of $100,000 and over at December 31, 2003 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $3.4 million and $4.3 million at December 31, 2003 and 2002 respectively. These advances were used to fund fixed rate residential real estate loans with similar maturities in prior years. There were no new advances in 2003 or 2002.

Shareholders’ equity decreased $.1 million during 2003 to $34.1 million at December 31, 2003 from $34.2 million at December 31, 2002. This decrease was the result of an increase of $3.2 million in net earnings during the year, a net unrealized loss on securities available for sale of $.4 million, and Cash Dividends paid totaling $1.2 million. The Company also purchased treasury stock for $1.7 million. Treasury stock purchases are monitored against the Company’s Strategic Plan and the goals set forth in the plan. The Treasury stock purchases have been within the Strategic Plan’s guidelines for 2003.

Market Risk and Asset/Liability Management

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 2.5% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, we have originated adjustable-rate loans and as of December 31, 2003, they comprised approximately 80.8% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are: cash and cash equivalents and the available for sale security portfolio. The liquidity ratio as of December 31, 2003 and 2002 are 12% and 21%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $4.0 and $4.4 million in cash during 2003 and 2002 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $5.0 million in funds during 2003, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $26.5 million, and $.3 million respectively; and provided the net proceeds of investments of $21.8 million. For 2002, investing activities used $13.0 million, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $23.1 million, and $.6 million respectively; and provided the net proceeds of investments of $10.7 million.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. For 2003, financing activities used $1.7 million, comprised mainly of net deposit increases of $2.7 million, repayment of Federal Home Loan Bank advances of $.8 million, net decrease in short-term borrowings of $.6 million, purchase of treasury stock of $1.8 million and payment of dividends of $1.2 million. For 2002 financing activities used $1.4 million, comprised mainly of net deposit increases of $1.1 million, Federal Home Loan Bank advance repayments of $1.0 million, net increase in short-term borrowings of $.6 million, purchase of treasury stock of $.9 million and payment of dividends of $1.2 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2003.

Our regulatory capital position at December 31, 2003, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 16 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2003

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

Page Number
Report of Independent Auditors	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-27

Report of Independent Auditors

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ S.R. Snodgrass, A.C.

Steubenville, Ohio
January 30, 2004

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2003	2002
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$9,755,218	$8,007,448
Federal funds sold	7,800,000	12,300,000

Total cash and cash equivalents	17,555,218	20,307,448

Investment securities:
Securities available for sale	17,582,096	39,048,024
Securities held to maturity (market value of $42,952,009 and $44,201,169)	40,628,977	41,578,062

Total investment securities	58,211,073	80,626,086

Loans (net of allowance for loan losses of $2,701,943 and $2,325,560)	198,628,138	172,482,506

Loans held for sale	521,450	419,750
Premises and equipment, net	5,020,577	5,203,954
Accrued interest receivable	924,193	1,134,183
Goodwill, net	1,329,249	1,329,249
Other assets	1,949,477	1,671,219

Total assets	$284,139,375	$283,174,395

LIABILITIES
Deposits:
Noninterest bearing demand	$40,136,527	$35,745,364
Interest bearing demand	34,745,944	31,755,668
Money market	17,398,777	16,090,756
Savings	41,579,239	38,819,993
Time	107,863,327	116,626,850

Total deposits	241,723,814	239,038,631
Federal Home Loan Bank advances	3,444,805	4,267,666
Short-term borrowings	4,365,000	4,929,993
Accrued interest and other liabilities	544,202	734,446

Total liabilities	250,077,821	248,970,736

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	29,430,710	27,462,762
Accumulated other comprehensive income	166,471	534,990
Treasury stock, at cost (53,643 and 34,771 shares)	(4,382,297)	(2,640,763)

Total shareholders’ equity	34,061,554	34,203,659

Total liabilities and shareholders’ equity	$284,139,375	$283,174,395

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2003	2002	2001
INTEREST INCOME
Interest and fees on loans	$11,029,106	$11,504,240	$13,853,843
Federal funds sold	95,625	245,539	693,149
Investment securities:
Taxable	1,331,800	2,462,536	2,780,707
Exempt from federal income tax	1,826,764	1,845,087	1,696,876

Total interest income	14,283,295	16,057,402	19,024,575

INTEREST EXPENSE
Deposits	3,754,438	5,599,201	8,786,868
Federal Home Loan Bank advances	257,525	321,749	384,809
Short term borrowings	5,081	4,952	65,289

Total interest expense	4,017,044	5,925,902	9,236,966

NET INTEREST INCOME	10,266,251	10,131,500	9,787,609

Provision for loan losses	390,000	210,000	262,500

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,876,251	9,921,500	9,525,109

NONINTEREST INCOME
Service charges on deposit accounts	736,763	624,197	559,293
Gain on sale of loans, net	240,885	128,645	75,808
Other income	141,787	119,938	94,635

Total other income	1,119,435	872,780	729,736

NONINTEREST EXPENSE
Salaries and employee benefits	3,719,307	3,401,327	3,167,553
Occupancy and equipment	1,047,156	958,750	899,194
Other expense	2,278,040	2,281,801	2,340,110

Total other expense	7,044,503	6,641,878	6,406,857

INCOME BEFORE INCOME TAXES	3,951,183	4,152,402	3,847,988
Income taxes	742,363	934,858	903,423

NET INCOME	$3,208,820	$3,217,544	$2,944,565

EARNINGS PER SHARE	$4.75	$4.68	$4.23

WEIGHTED AVERAGE SHARES OUTSTANDING	676,380	687,216	696,674

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2000	$8,846,670	$23,614,590	$168,141	$(888,236)	$31,741,165

Net income		2,944,565			2,944,565	$2,944,565
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $167,689			325,513		325,513	325,513

Comprehensive income						$3,270,078

Cash dividends paid ($1.60 per share)		(1,113,627)			(1,113,627)
Purchase of Treasury Stock, at cost (9,261 shares)				(860,164)	(860,164)

BALANCE, DECEMBER 31, 2001	8,846,670	25,445,528	493,654	(1,748,400)	33,037,452

Net income		3,217,544			3,217,544	$3,217,544
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $21,295			41,336		41,336	41,336

Comprehensive income						$3,258,880

Cash dividends paid ($1.75 per share)		(1,200,310)			(1,200,310)
Purchase of Treasury Stock, at cost (9,627 shares)				(892,363)	(892,363)

BALANCE, DECEMBER 31, 2002	8,846,670	27,462,762	534,990	(2,640,763)	34,203,659

Net income		3,208,820			3,208,820	$3,208,820
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax of $189,843			(368,519)		(368,519)	(368,519)

Comprehensive income						$2,840,301

Cash dividends paid ($1.85 per share)		(1,240,872)			(1,240,872)
Purchase of Treasury Stock, at cost (18,872 shares)				(1,741,534)	(1,741,534)

BALANCE, DECEMBER 31, 2003	$8,846,670	$29,430,710	$166,471	$(4,382,297)	$34,061,554

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2003	2002	2001
OPERATING ACTIVITIES
Net income	$3,208,820	$3,217,544	$2,944,565
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	390,000	210,000	262,500
Depreciation, amortization and accretion, net	541,810	509,805	544,535
Gain on sale of loans, net	(240,885)	(128,645)	(75,808)
Origination of loans held for sale	(22,109,417)	(17,408,920)	(12,105,010)
Proceeds from the sale of loans	22,248,602	17,711,015	12,107,617
Federal Home Loan Bank stock dividend	(45,300)	(51,200)	(71,500)
Net changes in:
Accrued interest and other assets	166,875	369,283	519,703
Accrued interest and other liabilities	(190,244)	6,545	150,627

Net cash provided by operating activities	3,970,261	4,435,427	4,277,229

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	32,954,112	37,186,127	35,840,062
Purchases	(12,031,475)	(24,738,527)	(40,645,564)
Investment securities held to maturity:
Proceeds from maturities and repayments	5,571,974	4,475,491	2,225,527
Purchases	(4,681,460)	(6,276,462)	(5,959,703)
Net increase in loans	(26,535,632)	(23,131,545)	(761,560)
Purchase of premises and equipment	(314,933)	(561,915)	(1,058,111)

Net cash used in investing activities	(5,037,414)	(13,046,831)	(10,359,349)

FINANCING ACTIVITIES
Net increase in deposits	2,685,183	1,067,528	18,803,211
Repayment of Federal Home Loan Bank advances	(822,861)	(959,066)	(971,198)
Net (decrease) increase in short-term borrowings	(564,993)	634,993	(20,768)
Purchase of treasury shares	(1,741,534)	(892,363)	(860,164)
Cash dividends paid	(1,240,872)	(1,200,310)	(1,113,627)

Net cash (used in) provided by financing activities	(1,685,077)	(1,349,218)	15,837,454

(Decrease) increase in cash and cash equivalents	(2,752,230)	(9,960,622)	9,755,334
Cash and cash equivalents at beginning of year	20,307,448	30,268,070	20,512,736

Cash and cash equivalents at end of year	$17,555,218	$20,307,448	$30,268,070

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Killbuck Bancshares, Inc. (the “Company”) is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the “Bank”). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through eight full service branches and one loan production office. The Board of Governors of the Federal Reserve System supervises the Company and Bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company’s equity in the underlying net assets.

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

Investment Securities

Investment securities are classified, at the time of purchase, based upon management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the level yield method. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of shareholders’ equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

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

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. All loans are sold to Federal Home Loan Mortgage Corporation (“Freddie Mac”).

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management’s periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

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

Intangible Assets and Liabilities

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2003 and 2002 respectively, net goodwill was $1,329,249 and $1,329,249. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

Mortgage Servicing Rights (“MSRs”)

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

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards (“FAS”) No. 132, Employers’ Disclosures about Pension and Other Postretirement Benefit. This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003.

In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which was effective January 1, 2003, did not have a material effect on the Company’s financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

Recent Accounting Pronouncements (Continued)

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a “ramp-up” effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity’s full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements.

The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In April, 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No. 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of this statement did not have a material effect on the Company’s reported equity.

Recent Accounting Pronouncements (Continued)

In November, 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company’s financial position or results of operations.

In December 2003, the FASB issued a revision to Interpretation 46, Consolidation of Variable Interest Entities, which established standards for identifying a variable interest entity (VIE) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this Interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this Interpretation to all other types of VIEs at the end of the first reporting period ending after December 15, 2004. The adoption of this Interpretation has not and is not expected to have a material effect on the Company’s financial position or results of operations.

Employee Benefits Plans

The Bank maintains an integrated money purchase pension plan and a 401(K) plan covering eligible employees. The Bank’s contributions are based upon the plan’s contribution formula.

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

Earnings Per Share

The Company currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted average number of share outstanding for the period.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Shareholders’ Equity.

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2003, 2002 and 2001 were $4,082,922, $6,043,639, and $9,305,850, respectively. Cash payments for income taxes for 2003, 2002, and 2001 were $940,517, $895,358, and $718,294 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders’ equity or net income.

2. FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

	2003		2002
Institution	Maturity	Balance	Maturity	Balance
National City Bank	1-02-04	$7,400,000	1-02-03	$8,400,000
Great Lakes Bankers Bank	1-02-04	400,000	1-02-03	3,900,000

		$7,800,000		$12,300,000

3. INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

Securities available for sale

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of U.S. Government Agencies and Corporations	$17,329,867	$283,001	$30,772	$17,582,096

Total	$17,329,867	$283,001	$30,772	$17,582,096

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of U.S. Government Agencies and Corporations	$38,237,433	$810,591	$—	$39,048,024

Total	$38,237,433	$810,591	$—	$39,048,024

3. INVESTMENT SECURITIES (CONTINUED)

Securities held to maturity

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of States and Political Subdivisions	$39,900,030	$2,342,520	$51,102	$42,191,448
Corporate Securities	728,947	31,614	—	760,561

Total	$40,628,977	$2,374,134	$51,102	$42,952,009

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of States and Political Subdivisions	$40,591,090	$2,590,623	$9,613	$43,172,100
Corporate Securities	986,972	45,611	3,514	1,029,069

Total	$41,578,062	$2,636,234	$13,127	$44,201,169

The amortized cost and estimated market values of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$1,000,000	$1,001,563	$3,708,059	$3,773,644
Due after one year through five years	12,488,932	12,685,828	15,867,918	16,738,691
Due after five through ten years	3,840,935	3,894,705	18,331,849	19,609,068
Due after ten years	—	—	2,721,151	2,830,606

	$17,329,867	$17,582,096	$40,628,977	$42,952,009

Investment securities with an approximate carrying value of $40,630,000 and $46,069,000 at December 31, 2003 and 2002, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

3. INVESTMENT SECURITIES (CONTINUED)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	2003
	Less Than Twelve Months		Twelve Months or Greater		Total
	Approx Market Value	Gross Unrealized Losses	Approx Market Value	Gross Unrealized Losses	Approx Market Value	Gross Unrealized Losses
U.S. Government agencies
and corporations	$3,401,269	$30,772	$—	$—	$3,401,269	$30,772
Obligations of states and Political subdivisions	3,401,497	51,102	—	—	3,401,497	51,102

Total debt securities	$6,802,766	$81,874	$—	$—	$6,802,766	$81,874

The Company’s investment securities portfolio contains unrealized losses of direct obligations of the U.S. Government securities, including mortgage-related instruments issued or backed by the full faith and credit of the United States government, and debt obligations of a U.S. state or political subdivision.

On a monthly basis the Company evaluates, the severity and duration of impairment for its investment securities portfolio unless the Company has the ability to hold the security to maturity without incurring a loss. Generally, impairment is considered other than temporary when an investment security has sustained a decline of ten percent or more for six months.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest, during the period.

4. LOANS

Major classification of loans are summarized as follows:

	2003	2002
Real estate – residential	$88,648,922	$73,142,906
Real estate – farm	12,298,008	9,108,253
Real estate – commercial	42,089,608	35,004,950
Real estate – construction	10,978,554	11,811,973
Commercial and other loans	38,269,095	35,159,800
Consumer and credit loans	9,413,249	10,928,716

	201,697,436	175,156,598
Less allowance for loan losses	(2,701,943)	(2,325,560)
Less net deferred loan fees	(367,355)	(348,532)

Loans, net	$198,628,138	$172,482,506

Loans held for sale at December 31, 2003 and 2002 were $521,450 and $419,750 respectively. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $39,803,210 and $27,203,187 at December 31, 2003 and 2002, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

4. LOANS (CONTINUED)

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management’s opinion, these loans did not meet the definition of impaired loans.

	2003	2002	2001
Principal outstanding	$220,098	$148,928	$221,050
Contractual interest due	$10,756	$12,583	$21,254
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2003 and 2002, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2003 is as follows:

Balance December 31, 2002	Additions	Amounts Collected	Balance December 31, 2003
$3,625,861	$801,805	$129,837	$4,297,829

5. ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2003	2002	2001
Balance, January 1	$2,325,560	$2,260,555	$2,358,759
Add:
Provision charged to operations	390,000	210,000	262,500
Loan recoveries	106,885	177,543	125,822
Less: Loans charged off	(120,502)	(322,538)	(486,526)

Balance, December 31	$2,701,943	$2,325,560	$2,260,555

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2003	2002
Land	$1,415,541	$1,403,945
Building and improvements	4,143,706	4,089,605
Furniture, fixtures and equipment	4,193,772	3,950,589

	9,753,019	9,444,139
Less accumulated depreciation	4,732,442	4,240,185

Total	$5,020,577	$5,203,954

Depreciation expense charged to operations was $492,257 for 2003, $496,743 for 2002, and $441,444 for 2001.

7. GOODWILL

As of December 31, 2003 and 2002, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249. Amortization expense for 2001 amounted to $110,771.

The gross carrying amount of goodwill was tested for impairment in the second quarter. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected for the reporting units. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, no goodwill impairment loss was recognized in the current year.

The following tables set forth a comparison of net income and basic and diluted earnings per share adjusted for the adoption of FAS No. 142, Goodwill and Other Intangible Assets:

	2003	2002	2001
Goodwill amortization	$—	$—	$110,771

Net income	3,208,820	3,217,544	2,944,565
Addback: Goodwill amortization (net of tax)	—	—	73,109

Adjusted net income	$3,208,820	$3,217,544	$3,017,674

Basic earnings per share:
Net income	$4.75	$4.68	$4.23
Goodwill amortization	—	—	.10

Adjusted basic earnings per share	$4.75	$4.68	$4.33

8. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $34,498,178 and $40,887,282 at December 31, 2003 and 2002, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $855,559 in 2003, $1,281,223 in 2002, and $2,021,500 in 2001.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2003.

3 months or less	$8,364,561
Over 3 through 6 months	6,562,977
Over 6 through 12 months	10,296,145
Over 12 months	9,274,494

Total	$34,498,178

The following table sets forth the remaining maturity of all time deposits at December 31, 2003.

12 month or less	$74,130,283
12 months through 24 months	13,746,423
24 months through 36 months	4,298,162
36 months through 48 months	7,283,022
48 months through 60 months	8,391,227
Over 60 months	14,210

$107,863,327

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

	2003	2002
Short-term borrowings:
Ending balance	$4,365,000	$4,929,993
Maximum month-end balance during the year	4,720,000	4,929,993
Average month-end balance during the year	3,859,167	3,858,749
Weighted average at year end	.13%	.13%
Weighted average rate during the year	.13%	.13%

The Company has pledged investment securities with carrying values of $5,094,576 and $5,692,968 as of December 31, 2003 and 2002, respectively, as collateral for the repurchase agreements.

10. FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2003 are as follows:

Year Ending December 31,	Amount
2004	$509,776
2005	460,118
2006	416,072
2007	376,953
2008	342,299
2009 and thereafter	1,339,587

Total	$3,444,805

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2003 the Bank had a borrowing capacity of approximately $32.4 million with the FHLB. At December 31, 2003 and 2002 there was $3,444,805 and $4,267,666, respectively borrowed against this credit arrangement.

11. EMPLOYEE BENEFIT PLANS

The Bank maintains an integrated money purchase pension plan and a 401(k) plan.

Under the integrated money purchase pension plan contribution formula, the Bank, for each plan year, will contribute an amount equal to 8% of an employee’s compensation for the plan year and 5.7% of the amount of an employee’s excess compensation for the plan year. Excess compensation is a participant’s compensation in excess of the designated integration level. This designated integration level is 100% of the taxable wage base in effect at the beginning of the plan year. The federal government annually adjusts the taxable wage base. This plan does not permit nor require employees to make contributions to the plan.

11. EMPLOYEE BENEFIT PLANS (CONTINUED)

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2003 and 2002 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee’s compensation.

Both plans cover substantially all employees with one year of service and attained age 21. For 2003, the annual contribution to a participant’s retirement account may not exceed $40,000.

The pension costs charged to operating expense for the years 2003, 2002 and 2001 amounted to $237,540, $207,608 and $192,433, respectively.

12. OTHER OPERATING EXPENSE

Other operating expense included the following:

	2003	2002	2001
Professional fees	$231,217	$259,355	$270,198
Franchise tax	398,931	397,238	388,226
Credit Card Processing	214,954	259,530	223,168
Stationery, supplies and printing	166,304	167,055	174,025
Postage, express and freight	146,537	162,264	146,072
Data processing	160,268	112,440	101,767
Other	959,829	923,919	1,036,654

Total	$2,278,040	$2,281,801	$2,340,110

13. INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2003	2002	2001
Current payable	$806,521	$918,823	$831,042
Deferred	(64,158)	16,035	72,381

Total provision	$742,363	$934,858	$903,423

13. INCOME TAXES (CONTINUED)

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2003		2002		2001
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$1,343,402	34.0%	$1,411,817	34.0%	$1,308,316	34.0%
Tax exempt income	(622,791)	(15.7)	(627,878)	(15.1)	(577,998)	(15.0)
Non-deductible interest
Expense	40,364	1.00	59,082	1.4	82,503	2.1
Non-deductible amortization	—	—	—	—	37,662	1.0
Other, net	(18,612)	(.5)	91,837	2.2	52,940	1.4

Tax expense and effective rate	$742,363	18.8%	$934,858	22.5%	$903,423	23.5%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2003	2002
Deferred Tax Assets:
Allowance for loan losses	$725,022	$597,006
Deferred loan fees	9,155	11,782

Deferred tax asset	734,177	608,788

Deferred Tax Liabilities:
Premise and equipment	251,336	222,611
Stock dividends	159,766	144,364
Net unrealized gain on securities	85,757	275,601
Other, net	74,055	56,951

Deferred tax liabilities	570,914	699,527

Net deferred tax assets (liabilities)	$163,263	$(90,739)

No valuation allowance was established at December 31, 2003 and 2002 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

14. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

14. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

These commitments were comprised of the following at December 31:

	2003	2002
Commitments to extend credit	$31,263,000	$19,671,000
Standby letters of credit	356,000	398,000

Total	$31,619,000	$20,069,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The fees earned from issuance of letters are recognized at the origination of the coverage period. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2003 or 2002.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15. REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2004, without the approval of the regulatory authorities, is approximately $1,541,000 plus 2004 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $3,512,000 and $2,991,000 at December 31, 2003 and 2002, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2003 and 2002.

16. REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2003 and 2002, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2003		2002
	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)

Actual	$35,022	17.58%	$34,622	18.74%
For Capital Adequacy Purposes	15,938	8.00	14,778	8.00
To be well capitalized	19,922	10.00	18,472	10.00

Tier 1 Capital (to Risk Weighted Assets)

Actual	$32,566	16.35%	$32,339	17.51%
For Capital Adequacy Purposes	7,969	4.00	7,389	4.00
To be well capitalized	11,953	6.00	11,083	6.00

Tier 1 Capital (to Average Assets)

Actual	$32,566	11.44%	$32,339	11.35%
For Capital Adequacy Purposes	11,388	4.00	11,394	4.00
To be well capitalized	14,235	5.00	14,243	5.00

17. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$9,755,218	$9,755,218	$8,007,448	$8,007,448
Federal funds sold	7,800,000	7,800,000	12,300,000	12,300,000
Securities available for sale	17,582,096	17,582,096	39,048,024	39,048,024
Securities held to maturity	40,628,977	42,952,009	41,578,062	44,201,062
Net loans	198,628,138	203,388,811	172,482,506	178,506,554
Loans held for sale	521,450	530,189	419,750	429,446
Accrued interest receivable	924,193	924,193	1,134,183	1,134,183
Regulatory Stock	1,487,310	1,487,310	1,442,010	1,442,010

Financial liabilities:
Deposits	$241,723,814	$244,156,000	$239,038,631	$241,340,000
Federal Home Loan Bank advances	3,444,805	3,828,000	4,267,666	4,765,000
Short term borrowings	4,365,000	4,365,000	4,929,993	4,929,993
Accrued interest payable	162,672	162,672	228,550	228,550

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

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

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

17. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

18. PARENT COMPANY

The following are parent only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2003	2002
ASSETS
Cash	$270,610	$143,049
Investment in bank subsidiary	33,790,944	34,060,610

Total assets	$34,061,554	$34,203,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity	$34,061,554	$34,203,659

Total liabilities and shareholders’ equity	$34,061,554	$34,203,659

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2003	2002	2001
INCOME
Dividends from bank subsidiary	$3,110,000	$1,775,000	$2,200,000
Operating expenses	50	50	50

Income before income taxes	3,109,950	1,774,950	2,199,950
Income tax benefit	(17)	(17)	(17)

Income before equity in undistributed net income of subsidiary	3,109,967	1,774,967	2,199,967
Equity in undistributed net income of subsidiary	98,853	1,442,577	744,598

NET INCOME	$3,208,820	$3,217,544	$2,944,565

18. PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2003	2002	2001
OPERATING ACTIVITIES
Net income	$3,208,820	$3,217,544	$2,944,565
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(98,853)	(1,442,577)	(744,598)

Net cash provided by operating activities	3,109,967	1,774,967	2,199,967

FINANCING ACTIVITIES
Purchase of treasury shares	(1,741,534)	(892,363)	(860,164)
Dividends paid	(1,240,872)	(1,200,310)	(1,113,627)

Net cash used in financing activities	(2,982,406)	(2,092,673)	(1,973,791)

INCREASE (DECREASE) IN CASH	127,561	(317,706)	226,176
CASH AT BEGINNING OF YEAR	143,049	460,755	234,579

CASH AT END OF YEAR	$270,610	$143,049	$460,755

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2003	June 2003	September 2003	December 2003
Total interest income	$3,653	$3,605	$3,518	$3,508
Total interest expense	1,124	1,046	959	888

Net interest income	2,529	2,559	2,559	2,620
Provision for loan losses	105	105	90	90

Net interest income after provision for loans losses	2,424	2,454	2,469	2,530
Total other income	245	329	301	245
Total other expense	1,721	1,806	1,697	1,822

Income before income taxes	948	977	1,073	953
Income taxes	196	207	234	105

Net income	$752	$770	$839	$848

Per share data:
Net earnings	$1.10	$1.14	$1.24	$1.27

Weighted average shares outstanding	682,158	677,089	676,788	669,484

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)(CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2002	June 2002	September 2002	December 2002
Total interest income	$4,161	$4,036	$3,945	$3,846
Total interest expense	1,676	1,521	1,434	1,295

Net interest income	2,485	2,515	2,511	2,551
Provision for loan losses	45	45	60	60

Net interest income after provision for loans losses	2,440	2,470	2,451	2,491
Total other income	205	214	236	288
Total other expense	1,589	1,725	1,594	1,734

Income before income taxes	1,056	959	1,093	1,045
Income taxes	254	201	228	252

Net income	$802	$758	$865	$793

Per share data:
Net earnings	$1.16	$1.10	$1.26	$1.16

Weighted average shares outstanding	691,251	688,574	684,926	684,111