Form 10-K, Exhibit 13
period 2004-12-31
KILLBUCK BANCSHARES INC
filed 2005-03-24
CIK 1060455

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

Stock Market Information

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2004 and 2003. Cash dividends are paid on a semi-annual basis.

Quarter Ended		High	Low	Cash Dividends Paid
2004	March 31	$95.00	$95.00	N/A
	June 30	95.00	95.00	$.95
	September 30	96.69	95.00	N/A
	December 31	97.38	96.38	$1.00

2003	March 31	$95.00	$93.00	N/A
	June 30	95.00	95.00	$.90
	September 30	95.00	95.00	N/A
	December 31	95.00	91.25	$.95

At December 31, 2004 the Company had approximately 1,026 shareholders of record.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,
	2004	2003	2002	2001	2000
For The Year:
Total interest income	$14,033	$14,283	$16,057	$19,025	$19,265
Total interest expense	3,264	4,017	5,926	9,237	9,367

Net interest income	10,769	10,266	10,131	9,788	9,898
Provision for loan losses	225	390	210	263	540

Net interest income after provision for loan losses	10,544	9,876	9,921	9,525	9,358
Total other income	1,015	1,120	873	730	724
Total other expense	7,158	7,045	6,642	6,407	5,720

Income before income taxes	4,401	3,951	4,152	3,848	4,362
Income tax expense	982	742	934	903	1,079

Net income	$3,419	$3,209	$3,218	$2,945	$3,283

Per share data
Net earnings	$5.16	$4.75	$4.68	$4.23	$4.66
Dividends	$1.95	$1.85	$1.75	$1.60	$1.45
Book value (at period end)	$53.78	$51.24	$50.03	$47.65	$45.18

Average no. of shares outstanding	662,130	676,133	686,739	696,017	703,784

Year-end balances:
Total loans	$217,173	$201,697	$175,157	$152,158	$151,800
Securities	45,769	58,211	80,626	91,223	82,287
Total assets	293,867	284,139	283,174	281,258	262,000
Deposits	247,349	241,724	239,039	237,971	219,168
Borrowings	10,575	7,810	9,198	9,522	10,514
Shareholders’ equity	35,359	34,062	34,204	33,037	31,741

Significant ratios:
Return on average assets	1.18%	1.13%	1.15%	1.10%	1.31%
Return on average equity	10.26	9.77	10.10	9.34	10.98
Dividends per share to net income per share	37.72	38.95	37.31	37.83	31.12
Average equity to average assets	11.55	11.53	11.36	11.75	11.93
Loans to deposits	87.80	83.44	73.28	63.94	69.26
Allowance for loan loss to total loans	1.22	1.34	1.33	1.49	1.55

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

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 14 of the consolidated financial statements.

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

The branch facility in Sugarcreek, Ohio opened for business in February 2000. In July 2001, a branch facility in Howard, Ohio (Apple Valley Area) opened for business. These locations have given us a presence in the Sugarcreek and Apple Valley areas and allowed us to develop new business and deposit relationships in these areas. A loan production facility was opened in Millersburg, Ohio in July 2003. This facility has allowed us to concentrate our Millersburg lenders into one location to provide better service, more office space, and new business opportunities with a commercial calling officer. In April of 2004, a branch facility was opened in the German Village grocery store complex in Berlin, Ohio. It provides a greater level of convenience to the Berlin community.

RESULTS OF OPERATIONS

Summary

For 2004, we recorded net income of $3.4 million compared to $3.2 million for 2003 and $3.2 million for 2002.

Other operating income was $1.0 million for 2004 compared to $1.1 million for 2003 and $873,000 for 2002.

Total other operating expenses were $7.2 million in 2004 compared to $7.0 million in 2003 and $6.6 million in 2002.

Earnings per share for 2004 were $5.16 compared to $4.75 for 2003 and $4.68 for 2002.

NET INTEREST INCOME

Our net interest income increased by $503,000 in 2004 from 2003 and increased by $135,000 in 2003 from 2002.

Total interest income decreased by $250,000 or 1.8% for 2004 from 2003. The decrease of $250,000 for 2004 resulted primarily from a decrease of $875,000 in interest income on investment securities. The decrease in investment security interest income resulted primarily from decreases in the average volume in the investment portfolio which led to a decrease of 1 basis point to 4.26%. The increases in loan interest income resulted primarily from increases in the average volume of the loan portfolio. The average loan portfolio increased $25.9 million or 13.8% for 2004. The current yield on the average loan portfolios decreased 42 basis points to 5.46%. The decrease in the current yield was a result of the economic environment, historically low interest rates.

Total interest income decreased by $1,774,000 or 11.04% for 2003 from 2002. The decrease of $1,774,000 for 2003 resulted primarily from a decrease of $475,000 in interest income on loans and $1,148,000 in interest income on investment securities. The decreases in loan interest income resulted primarily from decreases in the current yield on the loan portfolios which decreased 120 basis points to 5.88%. The decrease in investment security interest income resulted primarily from decreases in volume in the investment portfolio which led to a decrease of 59 basis points to 4.28%. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

The yield on earning assets was 5.13%, 5.28%, and 6.03% for 2004, 2003, and 2002 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates.

Interest expense for 2004 decreased by $753,000 or 18.74% from 2003 and decreased by $1,909,000 for 2003 from 2002. The decrease was due to a decrease in the cost on interest bearing liabilities, which declined 35 basis points from 1.89% in 2003 to 1.54% in 2004 and declined 89 basis points from 2.78% in 2002 to 1.89% in 2003.

The average volume of time deposits decreased $5.8 million and interest-bearing demand deposits, money market deposits, and savings deposits increased $.7 million, $39,000, and $1.6 million respectively in 2004. The volume decrease in time deposits and increases in other deposit categories are primarily due to the low interest rate environment and the uncertainty of interest rate levels. The funds are continuing to shift into liquid deposits. The average volume of time deposits decreased $6.5 million while interest bearing demand deposits, money market deposits, and savings deposits increased $1.2 million, $1.6 million, and $4.1 million respectively for 2003.

The cost on average interest-bearing liabilities was 1.54% for 2004 and 1.89% for 2003, and 2.78% for 2002. The decrease for 2004 and 2003 is due mainly to a decrease in the cost of time deposits of 37 and 101 basis points.

Due mainly to an increase in the average volume of loans, the net yield on earning assets has increased this year reversing the decreases of prior years. The net yield on average interest-earning assets is 3.94%, 3.80% and 3.80% for 2004, 2003 and 2002 respectively.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2004			2003			2002
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$213,463	$11,657	5.46%	$187,554	$11,029	5.88%	$162,413	$11,504	7.08%
Securities - taxable (4)	13,308	517	3.88%	30,874	1,263	4.09%	46,440	2,393	5.15%
Securities – nontaxable	38,685	1,700	4.39%	41,504	1,827	4.40%	40,599	1,845	4.54%
Securities – Equity (4)(5)	1,515	67	4.45%	1,470	69	4.69%	1,423	69	4.85%
Federal funds sold	6,404	92	1.44%	8,860	95	1.07%	15,370	246	1.60%

Total interest - earnings assets	273,375	14,033	5.13%	270,262	14,283	5.28%	266,245	16,057	6.03%

Noninterest-earning assets
Cash and due from other Institutions	9,627			8,508			8,743
Premises and equipment, net	5,013			5,088			5,209
Accrued interest	781			978			1,306
Other assets	2,542			2,401			1,386
Less allowance for loan losses	(2,764)			(2,512)			(2,291)

Total	$288,574			$284,725			$280,598

Liabilities and Shareholders Equity
Interest bearing liabilities:
Interest bearing demand	$33,610	$123	0.37%	$32,944	$161.49%		$31,768	$321	1.01%
Money market accounts	19,316	171	0.89%	19,277	198	1.03%	17,636	330	1.87%
Savings deposits	42,198	267	0.63%	40,582	415	1.02%	36,438	602	1.65%
Time deposits	106,629	2,427	2.28%	112,388	2,980	2.65%	118,851	4,346	3.66%
Short term borrowings	3,871	8	0.21%	3,913	5.13%		3,831	5.13%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2004			2003			2002
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	6,003	268	4.46%	3,838	258	6.72%	4,751	322	6.78%

Total interest bearing liabilities	211,627	3,264	1.54%	212,942	4,017	1.89%	213,275	5,926	2.78%

Noninterest bearing liabilities:
Demand deposits	41,220			36,327			33,524
Accrued expenses and other liabilities	2,394			2,618			1,931

Shareholder’s equity	33,333			32,838			31,868

Total	$288,574			$284,725			$280,598

Net interest income		$10,769			$10,266			$10,131

Interest rate spread (6)			3.59%			3.39%			3.25%

Net yield on interest earning assets (7)			3.94%			3.80%			3.80%

(1)	For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2)	Included in loan interest income are loan related fees of $299,952, $406,089, and $414,438 in 2004, 2003, and 2002, respectively.
(3)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers Bank.
(6)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2004 Compared to 2003			2003 Compared to 2002
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$1,524	$(896)	$628	$1,781	$(2,256)	$(475)
Securities-taxable	(719)	(27)	(746)	(802)	(328)	(1,130)
Securities-nontaxable	(124)	(3)	(127)	41	(59)	(18)
Securities-equities	2	(4)	(2)	2	(2)	—
Federal funds sold	(26)	23	(3)	(104)	(47)	(151)

Total interest earning Assets	657	(907)	(250)	918	(2,692)	(1,774)

Interest expense
Interest bearing demand	3	(41)	(38)	12	(172)	(160)
Money market accounts	—	(27)	(27)	31	(163)	(132)
Savings deposits	17	(165)	(148)	68	(255)	(187)
Time deposits	(153)	(400)	(553)	(236)	(1,130)	(1,366)
Short-term borrowing	—	3	3	—	—	—
Federal Home Loan Bank Advances	146	(136)	10	(62)	(2)	(64)

Total interest bearing Liabilities	13	(766)	(753)	(187)	(1,722)	(1,909)

Net change in interest income	$644	$(141)	$503	$1,105	$(970)	$135

Provision for Loan Losses

The provision for loan losses was $225,000 for 2004, $390,000 for 2003, and $210,000 for 2002. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.22%, 1.34% and 1.33% for 2004, 2003 and 2002 respectively.

The allowance for loan losses is Management’s estimate of the amount of probable credit losses in the portfolio. The Company determines the allowance for loan losses based upon an ongoing evaluation. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

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

Noninterest Income

Other income, which is comprised principally of fees and charges on customers’ deposit accounts, decreased $104,000 or 9.3% to $1,015,000 in 2004 from $1,119,000 in 2003, and increased $246,000 or 28.2% in 2003 from 2002. Service charges on customer accounts increased $67,000 or 9.1% in 2004 due in part to an increase in ATM usage by non-customers and an increase in Non Sufficient Funds occurrences, $22,000 and $38,000, respectively. The Bank sells fixed rate loans in the secondary market. Due to market conditions, the Bank originated and sold $10.5 million less of these loans in 2004 compared to 2003. Gains for these sales were $63,000 in 2004, $241,000 in 2003 and $129,000 in 2002. Income from the alternative investment service was $25,000 for 2004 and $15,000 for 2003 and $13,000 for 2002.

Noninterest Expense

Other expense increased $113,000 or 1.6% to $7.2 million in 2004 as compared to $7.0 million in 2003 and increased $403,000 or 6.1% for 2003 from $6.6 million in 2002.

Salary and employee benefits for 2004 totaled $4.0 million, an increase of $268,000 or 7.2% from $3.7 million in 2003 and increased $318,000 for 2003 or 9.4% from $3.4 million in 2002. These increases are due to: 1) Normal recurring employee cost increases for annual salary raises and employee benefits, 2) Additional business development staff hired in March 2003 for Knox County, and 3) Due to the retirement of the branch manager, the bank hired new management personnel in June 2004 for the Tuscarawas County Office. Salary for the retiree was expensed through February 2005 for earned but non-accrued benefits. The increase for 2003 was attributable to staff additions and normal recurring employee cost increases for salary and employee benefits.

Occupancy and equipment expense decreased $72,000 in 2004 and increased $88,000 in 2003. In October of 2000, a new computer network was installed. In 2003, the majority of this equipment was fully depreciated, hence the decrease in expense during 2004. For 2003, the increases were attributable to normal and recurring items and the opening of the Loan Annex in Millersburg, Ohio in July 2003.

Other operating expenses for 2004 totaled $2.20 million, an $81,000 or 3.6% decrease from the $2.28 million reported in 2003 and a $4,000 or .18 % decrease for 2003 from the 2002 total of $2.28 million. The credit card processing expenses decreased by $115,000 or 53.5% from $215,000 in 2003 to $100,000 in 2004 due to the sale of the merchant program. The postage, express and freight expenses increased by $9,000 or 6.1% from $147,000 in 2003 to $156,000 in 2004 due to increased branch usage and the German Village Branch, Berlin, Ohio opening in April 2004. The telephone expense increased $24,000 or 18.3% from $131,000 in 2003 to $155,000 in 2004 due to increased bandwidth on the frame relay and the increased taxes and government surcharges and additional usage at the Loan Annex and German Village locations. The data processing expense for 2004 totaled $168,000, an $8,000 or a 5.0% increase from the $160,000 reported 2003 and a $48,000 or 42.9% increase from the 2002 total of $112,000. In 2004, the Check Imaging System was upgraded from a DOS based system to a Windows environment. This format change required a different Hot Site for disaster recovery planning and testing and the transfer of archived information into the new format, $3,200 and 4,500, respectively. In 2003, $35,000 of this increase was due to Security Monitoring and Testing of the computer network which are provisions of the Gramm-Leach-Bliley Act. The initial testing was conducted in 2003 but not completed until 2004. The monitoring is conducted 24 hours a day 7 days a week 365 days a year.

The decrease in other expense in 2002 was due to several factors including the elimination of the amortization expense for goodwill of $ 111,000, with the adoption of FAS No. 142. For further discussion of the goodwill expense, see Note 7 of the consolidated financial statements.

Income Tax Expense

Income tax expense increased by $239,000 for 2004 to $981,000 from $742,000 in 2003 and decreased $193,000 in 2003 from $935,000 in 2002. The effective rate on taxes for 2004, 2003 and 2002 was 22.2%, 18.8% and 22.5% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2004 and 2003

Total assets at December 31, 2004 amounted to $294 million, an increase of $10 million compared to $284 million at December 31, 2003.

Cash and cash equivalents increased $4.1 million or 23.3% from December 31, 2003 to December 31, 2004, with liquid funds held in the form of federal funds sold increasing $1.7 million. The increase in federal funds sold at December 31, 2004 is the excess of funds from the net increase in deposits that was not used in investing activities, financing activities, or operating activities.

Total investment securities decreased $12.4 million or 21.4% from December 31, 2003 to December 31, 2004. The decrease in investments was due to maturities and calls and was used to help fund loan growth. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $217.2 million at December 31, 2004 an increase of $15.5 million or 7.7% from $201.7 million at December 31, 2003. The loan increases were due in part to an effective marketing of our loan products including but not limited to a business development calling officer program. Also the general economic well-being of the communities we serve contributed to our loan growth. Of this $15.5 million increase approximately $9.2 million was in the residential real estate loan portfolio, approximately $11,000 was an increase in the agriculture real estate loan portfolio, approximately $5.1 million was an increase in the commercial real estate loan portfolio, approximately $22,000 was an increase in the construction real estate loan portfolio, approximately $2.5 million was an increase in the commercial and other loan portfolio, and approximately $1.3 million was a decrease in the consumer and credit loan portfolio. Approximately $13.3 million of the $9.2 million increase in real estate loans was in residential 1 to 4 family adjustable rate mortgages while approximately $4.1 million in residential 1 to 4 family fixed rate mortgages decreased. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $11.6 million and $22.1 million of loans in 2004 and 2003. Profit on the sale of these loans was $63,000 and $241,000 for 2004 and 2003. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $5.6 million or 2.3% from December 31, 2003 to December 31, 2004. All deposit accounts increased except interest bearing demand deposits and time deposits. The interest bearing demand deposits decreased $176,000 and time deposits decreased $3.1 million. The increases are attributable to new deposit account growth and internal growth for existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2004 and 2003. Information related to the maturity of time deposits of $100,000 and over at December 31, 2004 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $6.8 million and $3.4 million at December 31, 2004 and 2003 respectively. There was $6.0 million in new advances in 2004. These advances are six months to two years in term and were used for general liquidity purposes. There were no new advances in 2003. The prior advances were used to fund fixed rate residential real estate loans with similar maturities. Additional information on the Federal Home Loan Bank Advances is presented in Note 10 of the accompanying consolidated financial statements.

Shareholders’ equity increased $1.3 million during 2004 to $35.4 million at December 31, 2004 from $34.1 million at December 31, 2003. This increase was the result of an increase of $3.4 million in net earnings during the year, a net unrealized loss on securities available for sale of $.1 million, and Cash Dividends paid totaling $1.3 million. The Company also purchased treasury stock for $.7 million. Treasury stock purchases are monitored against the Company’s Strategic Plan and the goals set forth in the plan. The Treasury stock purchases have been within the Strategic Plan’s guidelines for 2004.

Market Risk and Asset/Liability Management

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 3.2% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, we have originated adjustable-rate loans and as of December 31, 2004, they comprised approximately 85.4% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are: cash and cash equivalents and the available for sale security portfolio. The liquidity ratio as of December 31, 2004 and 2003 are 11% and 12%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $1.5 and $4.0 million in cash during 2004 and 2003 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $3.8 million in funds during 2004, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $15.7 million, and $.3 million respectively; and provided the net proceeds of investments of $12.2 million. For 2003, investing activities used $5.0 million, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $26.5 million, and $.3 million respectively; and provided the net proceeds of investments of $21.8 million.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. For 2004, financing activities provided $6.4 million, comprised mainly of net deposit increases of $5.6 million, proceeds from Federal Home Loan Bank advances of $6 million, repayment of Federal Home Loan Bank advances of $2.6 million, net decrease in short-term borrowings of $.6 million, purchase of treasury stock of $.7 million and payment of dividends of $1.3 million. For 2003 financing activities used $1.6 million, comprised mainly of net deposit increases of $2.6 million, Federal Home Loan Bank advance repayments of $.8 million, net decrease in short-term borrowings of $.5 million, purchase of treasury stock of $1.7 million and payment of dividends of $1.2 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2004.

Our regulatory capital position at December 31, 2004, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 17 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2004

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-25

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ S.R. SNODGRASS, A.C.

Steubenville, Ohio

February 9, 2005

S.R. Snodgrass, A.C.

626 North Fourth Street

Steubenville, Ohio 43952-1982

Phone: 740-282-2771

Facsimile: 740-282-1606

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2004	2003
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$12,163,199	$9,755,218
Federal funds sold	9,500,000	7,800,000

Total cash and cash equivalents	21,663,199	17,555,218

Investment securities:
Securities available for sale	9,754,110	17,582,096
Securities held to maturity (fair value of $37,947,368 and $42,952,009)	36,015,317	40,628,977

Total investment securities	45,769,427	58,211,073

Loans (net of allowance for loan losses of $2,645,981 and $2,701,943)	214,161,315	198,628,138
Loans held for sale	167,500	521,450
Premises and equipment, net	4,949,795	5,020,577
Accrued interest receivable	927,860	924,193
Goodwill, net	1,329,249	1,329,249
Other assets	4,898,694	1,949,477

Total assets	$293,867,039	$284,139,375

LIABILITIES
Deposits:
Noninterest bearing demand	$47,185,066	$40,136,527
Interest bearing demand	34,569,644	34,745,944
Money market	17,504,480	17,398,777
Savings	43,282,000	41,579,239
Time	104,807,571	107,863,327

Total deposits	247,348,761	241,723,814
Federal Home Loan Bank advances	6,845,342	3,444,805
Short-term borrowings	3,730,000	4,365,000
Accrued interest and other liabilities	584,002	544,202

Total liabilities	258,508,105	250,077,821

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	31,558,974	29,430,710
Accumulated other comprehensive income	35,201	166,471
Treasury stock, at cost (60,945 and 53,643 shares)	(5,081,911)	(4,382,297)

Total shareholders’ equity	35,358,934	34,061,554

Total liabilities and shareholders’ equity	$293,867,039	$284,139,375

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2004	2003	2002
INTEREST INCOME
Interest and fees on loans	$11,656,645	$11,029,106	$11,504,240
Federal funds sold	92,160	95,625	245,539
Investment securities:
Taxable	583,917	1,331,800	2,462,536
Exempt from federal income tax	1,700,170	1,826,764	1,845,087

Total interest income	14,032,892	14,283,295	16,057,402

INTEREST EXPENSE
Deposits	2,988,827	3,754,438	5,599,201
Federal Home Loan Bank advances	267,509	257,525	321,749
Short term borrowings	7,844	5,081	4,952

Total interest expense	3,264,180	4,017,044	5,925,902

NET INTEREST INCOME	10,768,712	10,266,251	10,131,500

Provision for loan losses	225,000	390,000	210,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,543,712	9,876,251	9,921,500

NONINTEREST INCOME
Service charges on deposit accounts	803,823	736,763	624,197
Gain on sale of loans, net	62,777	240,885	128,645
Other income	148,615	141,787	119,938

Total other income	1,015,215	1,119,435	872,780

NONINTEREST EXPENSE
Salaries and employee benefits	3,987,149	3,719,307	3,401,327
Occupancy and equipment	974,517	1,047,156	958,750
Other expense	2,196,676	2,278,040	2,281,801

Total other expense	7,158,342	7,044,503	6,641,878

INCOME BEFORE INCOME TAXES	4,400,585	3,951,183	4,152,402
Income taxes	981,177	742,363	934,858

NET INCOME	$3,419,408	$3,208,820	$3,217,544

EARNINGS PER SHARE	$5.16	$4.75	$4.68

WEIGHTED AVERAGE SHARES OUTSTANDING	662,415	676,380	687,216

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2001	$8,846,670	$25,445,528	$493,654	$(1,748,400)	$33,037,452

Net income		3,217,544			3,217,544	$3,217,544
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $21,295			41,336		41,336	41,336

Comprehensive income						$3,258,880

Cash dividends paid ($1.75 per share)		(1,200,310)			(1,200,310)
Purchase of Treasury Stock, at cost (9,627 shares)				(892,363)	(892,363)

BALANCE, DECEMBER 31, 2002	8,846,670	27,462,762	534,990	(2,640,763)	34,203,659

Net income		3,208,820			3,208,820	$3,208,820
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $189,843			(368,519)		(368,519)	(368,519)

Comprehensive income						$2,840,301

Cash dividends paid ($1.85 per share)		(1,240,872)			(1,240,872)
Purchase of Treasury Stock, at cost (18,872 shares)				(1,741,534)	(1,741,534)

BALANCE, DECEMBER 31, 2003	8,846,670	29,430,710	166,471	(4,382,297)	34,061,554

Net income		3,419,408			3,419,408	$3,419,408
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $67,624			(131,270)		(131,270)	(131,270)

Comprehensive income						$3,288,138

Cash dividends paid ($1.95 per share)		(1,291,144)			(1,291,144)
Purchase of Treasury Stock, at cost (7,302 shares)				(699,614)	(699,614)

BALANCE, DECEMBER 31, 2004	$8,846,670	$31,558,974	$35,201	$(5,081,911)	$35,358,934

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income	$3,419,408	$3,208,820	$3,217,544
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	225,000	390,000	210,000
Depreciation, amortization and accretion, net	395,031	541,810	509,805
Gain on sale of loans, net	(62,777)	(240,885)	(128,645)
Origination of loans held for sale	(11,567,660)	(22,109,417)	(17,408,920)
Proceeds from the sale of loans	11,984,386	22,248,602	17,711,015
Federal Home Loan Bank stock dividend	(46,500)	(45,300)	(51,200)
Net changes in:
Accrued interest and other assets	(2,838,759)	166,875	369,283
Accrued interest and other liabilities	39,800	(190,244)	6,545

Net cash provided by operating activities	1,547,929	3,970,261	4,435,427

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	8,202,151	32,954,112	37,186,127
Purchases	(563,104)	(12,031,475)	(24,738,527)
Investment securities held to maturity:
Proceeds from maturities and repayments	4,843,728	5,571,974	4,475,491
Purchases	(235,000)	(4,681,460)	(6,276,462)
Net increase in loans	(15,758,177)	(26,535,632)	(23,131,545)
Purchase of premises and equipment	(329,272)	(314,933)	(561,915)

Net cash used in investing activities	(3,839,674)	(5,037,414)	(13,046,831)

FINANCING ACTIVITIES
Net increase in deposits	5,624,947	2,685,183	1,067,528
Proceeds from Federal Home Loan Bank advances	6,035,000	—	—
Repayment of Federal Home Loan Bank advances	(2,634,463)	(822,861)	(959,066)
Net (decrease) increase in short-term borrowings	(635,000)	(564,993)	634,993
Purchase of treasury shares	(699,614)	(1,741,534)	(892,363)
Cash dividends paid	(1,291,144)	(1,240,872)	(1,200,310)

Net cash provided by (used in) financing activities	6,399,726	(1,685,077)	(1,349,218)

Increase (decrease) in cash and cash equivalents	4,107,981	(2,752,230)	(9,960,622)

Cash and cash equivalents at beginning of year	17,555,218	20,307,448	30,268,070

Cash and cash equivalents at end of year	$21,663,199	$17,555,218	$20,307,448

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Killbuck Bancshares, Inc. (the “Company”) is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the “Bank”). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through nine full service branches and one loan production office. The Board of Governors of the Federal Reserve System supervises the Company and Bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company’s equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with U.S. generally accepted accounting principles and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and related revenues and expenses for the period. Actual results may differ significantly from those estimates.

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

Bank-Owned Life Insurance (BOLI)

The Company purchased life insurance policies on certain key employees. BOLI is recorded at its cash surrender value or the amount that can be realized.

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

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. All loans are sold to Freddie Mac.

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

Intangible Assets and Liabilities

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2004 and 2003 respectively, net goodwill was $1,329,249 and $1,329,249. The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123 (Revised 2004), “Share-Based Payment”. The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123 (Revised 2004) during 2005 and management is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In October 2003, the American Institute of Certified Public Accountants issued SOP 03-3, “Accounting for Loans or Certain Debt Securities Acquired in a Transfer.” SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, the excess of all cash flows expected at acquisition over the investor’s initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan’s contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 is not expected to have a material impact on the consolidated financial statements.

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

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Shareholders’ Equity.

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2004, 2003 and 2002 were $3,275,495, $4,082,922, and $6,043,639, respectively. Cash payments for income taxes for 2004, 2003, and 2002 were $883,858, $940,517, and $895,358 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders’ equity or net income.

2.	FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

	2004		2003
Institution	Maturity	Balance	Maturity	Balance
National City Bank	1-02-05	$7,100,000	1-02-04	$7,400,000
Great Lakes Bankers Bank	1-02-05	2,400,000	1-02-04	400,000

		$9,500,000		$7,800,000

3.	INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

Securities available for sale

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government
Agencies and Corporations	$9,700,775	$93,480	$40,145	$9,754,110

Total	$9,700,775	$93,480	$40,145	$9,754,110

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government
Agencies and Corporations	$17,329,867	$283,001	$30,772	$17,582,096

Total	$17,329,867	$283,001	$30,772	$17,582,096

Securities held to maturity

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$35,564,141	$1,955,536	$29,684	$37,489,993
Corporate Securities	451,176	6,199	—	457,375

Total	$36,015,317	$1,961,735	$29,684	$37,947,368

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$39,900,030	$2,342,520	$51,102	$42,191,448
Corporate Securities	728,947	31,614	—	760,561

Total	$40,628,977	$2,374,134	$51,102	$42,952,009

3.	INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair market values of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$3,499,109	$3,507,032	$4,113,642	$4,182,133
Due after one year through five years	3,604,136	3,632,500	15,474,752	16,282,537
Due after five through ten years	2,155,445	2,178,318	16,219,561	17,268,911
Due after ten years	442,085	436,260	207,362	213,787

	$9,700,775	$9,754,110	$36,015,317	$37,947,368

Investment securities with an approximate carrying value of $38,141,000 and $46,630,000 at December 31, 2004 and 2003, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	2004
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$1,420,010	$22,075	$1,214,914	$18,070	$2,634,924	$40,145
Obligations of states and Political subdivisions	2,005,933	16,117	457,993	13,567	2,463,926	29,684

Total debt securities	$3,425,943	$38,192	$1,672,907	$31,637	$5,098,850	$69,829

The Company’s investment securities portfolio contains unrealized losses of direct obligations of the U.S. Government securities, including mortgage-related instruments issued or backed by the full faith and credit of the United States government, and debt obligations of a U.S. state or political subdivision.

On a monthly basis, the Company evaluates, the severity and duration of impairment for its investment securities portfolio. Unless the Company has the ability to hold the security to maturity without incurring a loss, impairment is considered other than temporary when an investment security has sustained a decline of ten percent or more for six months.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary, but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest, during the period.

4.	LOANS

Major classification of loans are summarized as follows:

	2004	2003
Real estate – residential	$97,811,648	$88,648,922
Real estate – farm	12,308,653	12,298,008
Real estate – commercial	47,226,324	42,089,608
Real estate – construction	10,999,833	10,978,554
Commercial and other loans	40,751,867	38,269,095
Consumer and credit loans	8,074,908	9,413,249

	217,173,233	201,697,436
Less allowance for loan losses	(2,645,981)	(2,701,943)
Less net deferred loan fees	(365,937)	(367,355)

Loans, net	$214,161,315	$198,628,138

Loans held for sale at December 31, 2004 and 2003 were $167,500 and $521,450 respectively. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $44,545,402 and $39,803,210 at December 31, 2004 and 2003, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management’s opinion, these loans did not meet the definition of impaired loans.

	2004	2003	2002
Principal outstanding	$1,094,922	$220,098	$148,928
Contractual interest due	$38,263	$6,560	$12,583
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2004 and 2003, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2004 is as follows:

Balance December 31, 2003	Additions	Amounts Collected	Balance December 31, 2004
$4,297,829	$2,697,767	$2,967,016	$4,028,580

5.	ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2004	2003	2002
Balance, January 1	$2,701,943	$2,325,560	$2,260,555
Add:
Provision charged to operations	225,000	390,000	210,000
Loan recoveries	74,942	106,885	177,543
Less: Loans charged off	(355,904)	(120,502)	(322,538)

Balance, December 31	$2,645,981	$2,701,943	$2,325,560

6.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2004	2003
Land	$1,415,541	$1,415,541
Building and improvements	4,115,367	4,143,706
Leasehold improvements	75,619	—
Furniture, fixtures and equipment	4,469,710	4,193,772

	10,076,237	9,753,019
Less accumulated depreciation	5,126,442	4,732,442

Total	$4,949,795	$5,020,577

Depreciation expense charged to operations was $408,422 for 2004, $492,257 for 2003, and $496,743 for 2002.

7.	GOODWILL

As of December 31, 2004 and 2003, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249.

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

The following tables set forth a comparison of net income and basic and diluted earnings per share adjusted for the adoption of FAS No. 142, Goodwill and Other Intangible Assets:

	2004	2003	2002
Goodwill amortization	$—	$—	$—
Net income	3,419,408	3,208,820	3,217,544
Addback: Goodwill amortization (net of tax)	—	—	—

Adjusted net income	$3,419,408	$3,208,820	$3,217,544

Basic earnings per share:
Net income	$5.16	$4.75	$4.68
Goodwill amortization	—	—	—

Adjusted basic earnings per share	$5.16	$4.75	$4.68

8.	DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $34,479,668 and $34,498,178 at December 31, 2004 and 2003, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $661,560 in 2004, $855,558 in 2003, and $1,281,223 in 2002.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2004.

3 months or less	$8,648,327
Over 3 through 6 months	7,181,129
Over 6 through 12 months	6,277,799
Over 12 months	12,372,413

Total	$34,479,668

The following table sets forth the remaining maturity of all time deposits at December 31, 2004.

12 month or less	$62,602,661
12 months through 24 months	14,401,466
24 months through 36 months	9,891,019
36 months through 48 months	8,845,737
48 months through 60 months	9,044,228
Over 60 months	22,460

$104,807,571

9.	SHORT-TERM BORROWINGS

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

	2004	2003
Short-term borrowings:
Ending balance	$3,730,000	$4,365,000
Maximum month-end balance during the year	4,480,000	4,720,000
Average month-end balance during the year	3,624,583	3,859,167
Weighted average at year end	.13%	.13%
Weighted average rate during the year	.13%	.13%

The Company has pledged investment securities with carrying values of $5,005,625 and $5,094,576 as of December 31, 2004 and 2003, respectively, as collateral for the repurchase agreements.

10.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2005 through 2017. Interest rates range from 2.60% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$2,456,533
2006	2,410,833
2007	370,164
2008	333,973
2009	300,235
2010 and thereafter	973,604

Total	$6,845,342

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2004 the Bank had a borrowing capacity of approximately $38.2 million with the FHLB. At December 31, 2004 and 2003 there was $6,845,342 and $3,444,805, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2004 and 2003 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

Both plans cover substantially all employees with one year of service and attained age 21. For 2004, the annual contribution to a participant’s retirement account may not exceed $41,000.

The pension costs charged to operating expense for the years 2004, 2003 and 2002 amounted to $253,812, $237,540 and $207,608, respectively.

12.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2004	2003	2002
Professional fees	$190,389	$231,217	$259,355
Franchise tax	433,920	398,931	397,238
Telephone	154,739	131,249	128,373
Stationery, supplies and printing	165,140	166,304	167,055
Postage, express and freight	156,279	146,537	162,264
Data processing	167,532	160,268	112,440
Other	928,677	1,043,534	1,055,076

Total	$2,196,676	$2,278,040	$2,281,801

13.	OPERATING LEASES

The bank leases the space housing the German Village branch located in Berlin, Ohio. The lease expires in nine years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$18,900
1 to 3 years	37,800
3 to 5 years	37,800
Greater than 5 years	307,946

$402,446

14.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2004	2003	2002
Current payable	$884,920	$806,521	$918,823
Deferred	96,257	(64,158)	16,035

Total provision	$981,177	$742,363	$934,858

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2004		2003		2002
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$1,496,199	34.0%	$1,343,402	34.0%	$1,411,817	34.0%
Tax exempt income	(579,220)	(13.2)	(622,791)	(15.7)	(627,878)	(15.1)
Non-deductible interest Expense	30,3767	.7	40,364	1.00	59,082	1.4
Other, net	33,822.7		(18,612)	(.5)	91,837	2.2

Tax expense and effective rate	$981,177	22.2%	$742,363	18.8%	$934,858	22.5%

14.	INCOME TAXES (CONTINUED)

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2004	2003
Deferred Tax Assets:
Allowance for loan losses	$705,680	$725,022
Deferred loan fees	7,115	9,155

Deferred tax asset	712,795	734,177

Deferred Tax Liabilities:
Premise and equipment	298,375	251,336
Stock dividends	175,576	159,766
Net unrealized gain on securities	18,136	85,757
Other, net	86,081	74,055

Deferred tax liabilities	578,168	570,914

Net deferred tax assets	$134,627	$163,263

No valuation allowance was established at December 31, 2004 and 2003 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

15.	COMMITMENTS AND CONTINGENT LIABILITIES

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

These commitments were comprised of the following at December 31:

	2004	2003
Commitments to extend credit	$31,332,000	$31,263,000
Standby letters of credit	529,000	356,000

Total	$31,861,000	$31,619,000

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

15.	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2004 or 2003.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

16.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2005, without the approval of the regulatory authorities, is approximately $1,693,294 plus 2005 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $3,866,000 and $3,512,000 at December 31, 2004 and 2003, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2004 and 2003.

17.	REGULATORY CAPITAL REQUIREMENTS

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

As of December 31, 2004 and 2003, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

17.	REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2004		2003
	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)

Actual	$36,595	17.31%	$35,022	17.58%
For Capital Adequacy Purposes	16,913	8.00	15,938	8.00
To be well capitalized	21,142	10.00	19,922	10.00

Tier 1 Capital (to Risk Weighted Assets)

Actual	$33,994	16.08%	$32,566	16.35%
For Capital Adequacy Purposes	8,457	4.00	7,969	4.00
To be well capitalized	12,685	6.00	11,953	6.00

Tier 1 Capital (to Average Assets)

Actual	$33,994	11.54%	$32,566	11.44%
For Capital Adequacy Purposes	11,785	4.00	11,388	4.00
To be well capitalized	14,732	5.00	14,235	5.00

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$12,163,199	$12,163,199	$9,755,218	$9,755,218
Federal funds sold	9,500,000	9,500,000	7,800,000	7,800,000
Securities available for sale	9,754,110	9,754,110	17,582,096	17,582,096
Securities held to maturity	36,015,317	37,947,368	40,628,977	42,952,009
Net loans	214,161,315	217,168,148	198,628,138	203,388,811
Loans held for sale	167,500	169,852	521,450	530,189
Accrued interest receivable	927,860	927,860	924,193	924,193
Regulatory Stock	1,533,810	1,533,810	1,487,310	1,487,310
BOLI	3,000,000	3,000,000	—	—

Financial liabilities:
Deposits	$247,348,761	$246,138,000	$241,723,814	$244,156,000
Federal Home Loan Bank advances	6,845,342	6,906,000	3,444,805	3,828,000
Short term borrowings	3,730,000	3,730,000	4,365,000	4,365,000
Accrued interest payable	151,357	151,357	162,672	162,672

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Federal Funds Sold, Accrued Interest Receivable, Regulatory Stock, BOLI, Short-Term Borrowings, and Accrued Interest Payable

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

19.	PARENT COMPANY

The following are parent only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2004	2003
ASSETS
Cash	$104,802	$270,610
Investment in bank subsidiary	35,254,115	33,790,944
Federal income tax receivable	17	—

Total assets	$35,358,934	$34,061,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity	$35,358,934	$34,061,554

Total liabilities and shareholders’ equity	$35,358,934	$34,061,554

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2004	2003	2002
INCOME
Dividends from bank subsidiary	$1,825,000	$3,110,000	$1,775,000
Operating expenses	50	50	50

Income before income taxes	1,824,950	3,109,950	1,774,950
Income tax benefit	(17)	(17)	(17)

Income before equity in undistributed net income of subsidiary	1,824,967	3,109,967	1,774,967
Equity in undistributed net income of subsidiary	1,594,441	98,853	1,442,577

NET INCOME	$3,419,408	$3,208,820	$3,217,544

19.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income	$3,419,408	$3,208,820	$3,217,544
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,594,441)	(98,853)	(1,442,577)
(Increase) decrease in other assets	(17)	—	—

Net cash provided by operating activities	1,824,950	3,109,967	1,774,967

FINANCING ACTIVITIES
Purchase of treasury shares	(699,614)	(1,741,534)	(892,363)
Dividends paid	(1,291,144)	(1,240,872)	(1,200,310)

Net cash used in financing activities	(1,990,758)	(2,982,406)	(2,092,673)

INCREASE (DECREASE) IN CASH	(165,808)	127,561	(317,706)

CASH AT BEGINNING OF YEAR	270,610	143,049	460,755

CASH AT END OF YEAR	$104,802	$270,610	$143,049

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2004	June 2004	September 2004	December 2004
Total interest income	$3,386	$3,435	$3,522	$3,690
Total interest expense	812	779	817	856

Net interest income	2,574	2,656	2,705	2,834
Provision for loan losses	90	30	30	75

Net interest income after provision for loans losses	2,484	2,626	2,675	2,759

Total other income	245	250	262	258
Total other expense	1,746	1,883	1,708	1,821

Income before income taxes	983	993	1,229	1,196
Income taxes	210	211	282	279

Net income	$773	$782	$947	$917

Per share data:
Net earnings	$1.16	$1.18	$1.43	$1.39

Weighted average shares outstanding	664,369	662,919	661,644	660,727

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)(CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2003	June 2003	September 2003	December 2003
Total interest income	$3,653	$3,605	$3,518	$3,508
Total interest expense	1,124	1,046	959	888

Net interest income	2,529	2,559	2,559	2,620
Provision for loan losses	105	105	90	90

Net interest income after provision for loans losses	2,424	2,454	2,469	2,530

Total other income	245	329	301	245
Total other expense	1,721	1,806	1,697	1,822

Income before income taxes	948	977	1,073	953
Income taxes	196	207	234	105

Net income	$752	$770	$839	$848

Per share data:
Net earnings	$1.10	$1.14	$1.24	$1.27

Weighted average shares outstanding	682,158	677,089	676,788	669,484