Form 10-K, Exhibit 13
period 2005-12-31
KILLBUCK BANCSHARES INC
filed 2006-03-24
CIK 1060455

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

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, Health Savings Accounts (HSA), time deposits, interest-bearing accounts, internet banking, bill payment, safe deposit facilities, real estate mortgage loans and consumer loans. The Bank also makes secured and unsecured commercial loans.

Stock Market Information

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2005 and 2004. Cash dividends are paid on a semi-annual basis.

Quarter Ended		High	Low	Cash Dividends Paid
2005	March 31	$98.75	$97.64	N/A
	June 30	100.06	98.85	$1.05
	September 30	102.44	100.80	N/A
	December 31	103.45	102.44	$1.15

2004	March 31	$95.00	$95.00	N/A
	June 30	95.00	95.00	$.95
	September 30	96.69	95.00	N/A
	December 31	97.38	96.38	$1.00

At December 31, 2005, the Company had approximately 1,023 shareholders of record.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,
	2005	2004	2003	2002	2001
For The Year:
Total interest income	$16,618	$14,033	$14,283	$16,057	$19,025
Total interest expense	4,169	3,264	4,017	5,926	9,237

Net interest income	12,449	10,769	10,266	10,131	9,788
Provision for loan losses	377	225	390	210	263

Net interest income after provision for loan losses	12,072	10,544	9,876	9,921	9,525
Total other income	1,265	1,015	1,120	873	730
Total other expense	7,613	7,158	7,045	6,642	6,407

Income before income taxes	5,724	4,401	3,951	4,152	3,848
Income tax expense	1,513	982	742	934	903

Net income	$4,211	$3,419	$3,209	$3,218	$2,945

Per share data
Net earnings	$6.44	$5.16	$4.75	$4.68	$4.23
Dividends	$2.20	$1.95	$1.85	$1.75	$1.60
Book value (at period end)	$57.20	$53.78	$51.24	$50.03	$47.65

Average no. of shares outstanding	653,996	662,130	676,133	686,739	696,017

Year-end balances:
Total loans	$208,901	$217,173	$201,697	$175,157	$152,158
Securities	45,078	45,769	58,211	80,626	91,223
Total assets	298,050	293,867	284,139	283,174	281,258
Deposits	250,349	247,349	241,724	239,039	237,971
Borrowings	9,599	10,575	7,810	9,198	9,522
Shareholders’ equity	37,049	35,359	34,062	34,204	33,037

Significant ratios:
Return on average assets	1.44%	1.18%	1.13%	1.15%	1.10%
Return on average equity	12.24	10.26	9.77	10.10	9.34
Dividends per share to net income per share	34.16	37.72	38.95	37.31	37.83
Average equity to average assets	11.79	11.55	11.53	11.36	11.75
Loans to deposits	83.44	87.80	83.44	73.28	63.94
Allowance for loan loss to total loans	1.11	1.22	1.34	1.33	1.49

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

RESULTS OF OPERATIONS

Summary

For 2005, we recorded net income of $4.2 million compared to $3.4 million for 2004 and $3.2 million for 2003.

Other operating income was $1.3 million for 2005 compared to $1.0 million for 2004 and $1.1 million for 2003.

Total other operating expenses were $7.6 million in 2005 compared to $7.2 million in 2004 and $7.0 million in 2003.

Earnings per share for 2005 were $6.44 compared to $5.16 for 2004 and $4.75 for 2003.

NET INTEREST INCOME

Our net interest income increased by $1,680,000 in 2005 from 2004 and increased by $503,000 in 2004 from 2003.

Total interest income increased by $2,585,000 or 18.4% for 2005 from 2004. The increase for 2005 resulted primarily from an increase of $2,567,000 in interest income on loans. The increases in loan interest income resulted primarily from increases in the current yield on the loan portfolios. The current yield on the average loan portfolios increased from 5.46% to 6.60%. The increase in the current yield was a result of the loans repricing replacing historically low interest rates. The average loan portfolio increased $2.0 million or .9% for 2005. The $283,000 decrease in investment interest income resulted primarily from decreases in the average volume in the investment portfolio. The average balances of the investment portfolio decreased by $7.4 million or 13.8% for 2005 from 2004 due to increasing federal funds sold for liquidity purposes.

Total interest income decreased by $250,000 or 1.8% for 2004 from 2003. The decrease of $ 250,000 for 2004 resulted primarily from a decrease of $875,000 in interest income on investment securities. The decrease in investment interest income resulted primarily from decreases in the average volume in the investment portfolio, which led to a decrease of 1 basis point to 4.26%. The increases in loan interest income resulted primarily from increases in the average volume of the loan portfolio. The average loan portfolio increased $25.9 million or 13.8% for 2004. The current yield on the average loan portfolios decreased 42 basis points to 5.46%. The decrease in the current yield was a result of the economic environment, historically low interest rates.

The yield on earning assets was 6.09%, 5.13%, and 5.28% for 2005, 2004, and 2003 respectively. The increase in the yield on earning assets is attributable to the general increase in interest rates.

Interest expense for 2005 increased by $905,000 or 27.7% from 2004 and decreased by $753,000 for 2004 from 2003. The increase was primarily due to an increase in the cost on interest bearing liabilities, which increased 45 basis points from 1.54% in 2004 to 1.99% in 2005 and declined 35 basis points from 1.89% in 2003 to 1.54% in 2004.

The average volume of time deposits increased $1.1 million and interest-bearing demand deposits, money market deposits, and savings deposits decreased $1.5 million, $2.1 million, and $150,000 respectively in 2005. The volume increase in time deposits and decreases in other deposit categories are primarily due to the rising interest rate environment. The funds are starting to shift into time deposits. The average volume of time deposits decreased $5.8 million while interest bearing demand deposits, money market deposits, and savings deposits increased $.7 million, $39,000, and $1.6 million respectively for 2004.

The cost on average interest-bearing liabilities was 1.99% for 2005 and 1.54% for 2004, and 1.89% for 2003. The increase for 2005 is due mainly to an increase in the cost of time deposits of 63 basis points.

Mainly due to an increase in the current yields on loans, the net yield on earning assets has increased this year maintaining the rising trend of prior years. The net yield on average interest-earning assets is 4.56%, 3.94% and 3.80% for 2005, 2004 and 2003 respectively.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2005			2004			2003
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$215,486	14,224	6.60%	$213,463	$11,657	5.46%	$187,554	$11,029	5.88%
Securities - taxable (4)	9,863	400	4.06%	13,308	517	3.88%	30,874	1,263	4.09%
Securities – nontaxable	34,719	1,525	4.39%	38,685	1,700	4.39%	41,504	1,827	4.40%
Securities – Equity (4)(5)	1,565	76	4.86%	1,515	67	4.45%	1,470	69	4.69%
Federal funds sold	11,182	393	3.51%	6,404	92	1.44%	8,860	95	1.07%

Total interest - earnings assets	272,815	16,618	6.09%	273,375	14,033	5.13%	270,262	14,283	5.28%

Noninterest-earning assets
Cash and due from other Institutions	9,801			9,627			8,508
Premises and equipment, net	5,175			5,013			5,088
Accrued interest	893			781			978
Other assets	5,644			2,542			2,401
Less allowance for loan losses	(2,510)			(2,764)			(2,512)

Total	$291,818			$288,574			$284,725

Liabilities and Shareholders Equity
Interest bearing liabilities:
Interest bearing demand	32,117	162	0.50%	$33,610	$123	0.37%	$32,944	$161.49%
Money market accounts	17,196	235	1.37%	19,316	171	0.89%	19,277	198	1.03%
Savings deposits	42,049	315	0.75%	42,198	267	0.63%	40,582	415	1.02%
Time deposits	107,701	3,129	2.91%	106,629	2,427	2.28%	112,388	2,980	2.65%
Short term borrowings	4,140	47	1.14%	3,871	8	0.21%	3,913	5.13%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2005			2004			2003
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	6,084	281	4.62%	6,003	268	4.46%	3,838	258	6.72%

Total interest bearing liabilities	209,287	4,169	1.99%	211,627	3,264	1.54%	212,942	4,017	1.89%

Noninterest bearing liabilities:
Demand deposits	44,856			41,220			36,327
Accrued expenses and other liabilities	3,265			2,394			2,618

Shareholder’s equity	34,410			33,333			32,838

Total	$291,818			$288,574			$284,725

Net interest income		$12,449			$10,769			$10,266

Interest rate spread (6)			4.10%			3.59%			3.39%

Net yield on interest earning assets (7)			4.56%			3.94%			3.80%

(1)	For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2)	Included in loan interest income are loan related fees of $292,727, $299,952, and $406,089 in 2005, 2004, and 2003, respectively.
(3)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers Bank.
(6)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2005 Compared to 2004 Increase (Decrease) Due To			2004 Compared to 2003 Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$110	$2,457	$2,567	$1,524	$(896)	$628
Securities-taxable	(134)	17	(117)	(719)	(27)	(746)
Securities-nontaxable	(174)	(1)	(175)	(124)	(3)	(127)
Securities-equities	2	7	9	2	(4)	(2)
Federal funds sold	69	232	301	(26)	23	(3)

Total interest earning Assets	(127)	2,712	2,585	657	(907)	(250)

Interest expense
Interest bearing demand	(5)	44	39	3	(41)	(38)
Money market accounts	(19)	83	64	—	(27)	(27)
Savings deposits	(1)	49	48	17	(165)	(148)
Time deposits	24	678	702	(153)	(400)	(553)
Short-term borrowing	1	38	39	—	3	3
Federal Home Loan Bank Advances	4	9	13	146	(136)	10

Total interest bearing Liabilities	4	901	905	13	(766)	(753)

Net change in interest income	$(131)	$1,811	$1,680	$644	$(141)	$503

Provision for Loan Losses

The provision for loan losses was $376,722 for 2005, $225,000 for 2004, and $390,000 for 2003. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.11%, 1.22%, and 1.34% for 2005, 2004 and 2003 respectively.

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

The Company’s allowance for loan losses is the accumulation of various components calculated based upon independent methodologies. All components of the allowance for loan losses represent an estimation performed according to either Financial Accounting Standards No. 5 or No. 114. Management’s estimate of each allowance component is based on certain observable data that Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Some of the components that Management factors in are current economic conditions, loan growth assumptions, credit concentrations, and levels of nonperforming loans.

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

Noninterest Income

Total non-interest income, which is comprised principally of fees and charges on customers’ deposit accounts increased $249,000 or 24.5% to $1,264,000 in 2005 and decreased $104,000 or 9.3% to $1,015,000 in 2004 from $1,119,000 in 2003. Service charges increased $20,000 or 2.5% in 2005 due mainly to a continued increase in ATM and debit card interchange fees. In 2004, these fees increased $67,000 or 9.1% due in part to an increase in ATM and debit card usage and an increase in Non Sufficient Funds occurrences, $22,000 and $38,000, respectively. The Bank sells fixed rate loans in the secondary market. Due to market conditions, the Bank originated and sold $719,000 more of these loans in 2005 compared to 2004. Gains for these sales were $72,000 in 2005, $63,000 in 2004 and $241,000 in 2003. Other Income increased $220,000 due primarily to the $149,000 in income from the Bank-Owned Life Insurance (BOLI) purchased in December 2004. The Company purchased life insurance policies on certain key employees. The BOLI is recorded at its cash surrender value or the amount that can be realized. Income from the alternative investment service was $41,000 for 2005 and $25,000 for 2004 and $15,000 for 2003.

Noninterest Expense

Total non-interest expense increased $455,000 or 6.4% to $7.6 million in 2005 as compared to $7.2 million in 2004 and increased $113,000 or 1.6% for 2004 from $7.0 million in 2003.

Salary and employee benefits for 2005 totaled $4.3 million, an increase of $302,000 or 7.6% from $4.0 million in 2004 and increased $268,000 or 7.2% from $3.7 million in 2003. These increases are due to normal increases for annual salary raises and employee benefits and additional branch management personnel hired in December 2004 for Knox County. The increase for 2004 was attributable to staff additions and normal recurring employee cost increases for salary and employee benefits.

Occupancy and equipment expense decreased $40,000 in 2005 and decreased $72,000 in 2004. Depreciation expense decreased another $31,000 in 2005. In 2003, the majority of the computer network equipment was fully depreciated, hence the decrease in expense during 2004.

Other operating expenses for 2005 totaled $2.39 million, a $192,000 or 8.7% increase from the $2.20 million reported in 2004 and an $81,000 or 3.6% decrease from the $2.28 million reported in 2003. Professional fees increased approximately $100,000 of which $70,000 is directly related to the Sarbanes-Oxley Act Section 404 Internal Controls certification work. The public relations expenses increased $27,000 or 28.7% from $94,000 in 2004 to $121,000 for 2005. The increase is due mainly to additional items being provided to the local schools and their activities. Charitable Contributions increased $26,000 or 68.4% from 2004 to 2005 due mainly to the acceleration in the payment of existing pledges and some new recipients. The directors’ fees increased $12,000 or 10.5% from $114,000 in 2004 to $126,000 for 2005. The changes in the remaining expense accounts were attributable to increases/decreases in items that are normal and recurring in nature. The credit card processing expenses decreased $115,000 or 53.5% from $215,000 in 2003 to $100,000 in 2004 due to the sale of the merchant program. The postage, express and freight expenses increased by $9,000 or 6.1% from $147,000 in 2003 to $156,000 in 2004 due to increased branch usage and the German Village Branch, Berlin, Ohio opening in April 2004. The telephone expense increased $24,000 or 18.3% from $131,000 in 2003 to $155,000 in 2004 due to increased bandwidth on the frame relay and the increased taxes and government surcharges and additional usage at the Loan Annex and German Village locations.

Income Tax Expense

Income tax expense increased $532,000 for 2005 to $1,513,000 from $981,000 in 2004; and increased $239,000 for 2004 to $981,000 from $742,000 in 2003. The effective rate on taxes for 2005, 2004 and 2003 was 26.4%, 22.2%and 18.8% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2005 and 2004

Total assets at December 31, 2005 amounted to $298 million, an increase of $4 million compared to $294 million at December 31, 2004.

Cash and cash equivalents increased $11.7 million or 53.9% from December 31, 2004 to December 31, 2005, with liquid funds held in the form of federal funds sold increasing $8.8 million. The increase in federal funds sold at December 31, 2005 is the excess of funds from the net increase in deposits that was not used in investing activities, financing activities, or operating activities and from the decrease in net loans.

Total investment securities decreased $.7 million or 1.5% from December 31, 2004 to December 31, 2005. The decrease in investments was due to maturities and calls. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $208.9 million at December 31, 2005 a decrease of $8.3 million or 3.8% from $217.2 million at December 31, 2004. The loan decreases were due in part to an aggressive loan rate environment, the increase in interest rates, and a general slowdown of the business expansion in the communities we serve. Of this $8.3 million decrease approximately $6.8 million was in the residential real estate loan portfolio, approximately $2.2 million was an increase in the agriculture real estate loan portfolio, approximately $.1 million was an increase in the commercial real estate loan portfolio, approximately $1.6 million was a decrease in the construction real estate loan portfolio, approximately $2.4 million was a decrease in the commercial and other loan portfolio, and approximately $.2 million was a decrease in the consumer and credit loan portfolio. Approximately $.2 million in residential 1 to 4 family fixed rate mortgages increased while the residential 1 to 4 family adjustable rate mortgage portfolio decreased. Late in 1997, we began to offer residential mortgage customers a fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $12.3 million and $11.6 million of loans in 2005 and 2004. Profit on the sale of these loans was $72,000 and $63,000 for 2005 and 2004. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $3.0 million or 1.2% from December 31, 2004 to December 31, 2005. Non-interest bearing demand deposit accounts and time deposits increased $3.9 million and $5.1 million, respectively. The interest bearing demand deposits, money market deposits, and savings deposits decreased $2.3 million, $2.8 million, and $.9 million, respectively. The increases are attributable to new deposit account growth and internal growth for existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2005 and 2004. Information related to the maturity of time deposits of $100,000 and over at December 31, 2005 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $6.0 million and $6.8 million at December 31, 2005 and 2004 respectively. There was $1.7 million in new advances in 2005 for the matched funding loan program. In 2004, there were $6.0 million in new advances for general liquidity purposes. Additional information on the Federal Home Loan Bank Advances is presented in Note 10 of the accompanying consolidated financial statements.

Shareholders’ equity increased $1.7 million during 2005 to $37.1 million at December 31, 2005 from $35.4 million at December 31, 2004. This increase was the result of $4.2 million in net earnings during the year, a net unrealized loss on securities available for sale of $.1 million, and Cash Dividends paid totaling $1.4 million. The Company also purchased treasury stock for $1.0 million. Treasury stock purchases are monitored against the Company’s Strategic Plan and the goals set forth in the plan. The Treasury stock purchases have not exceeded the Strategic Plan’s guidelines for 2005.

Market Risk and Asset/Liability Management

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 3.4% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, we have originated adjustable-rate loans and as of December 31, 2005, they comprised approximately 84.6% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio. The liquidity ratio as of December 31, 2005 and 2004 are 16% and 11%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $5.2 million and $1.5 million in cash during 2005 and 2004 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities provided $6.9 million in funds during 2005 principally by the net payments of loans and the net proceeds of investments of $7.5 million and $.7 million, respectively; and used funds for the net purchase of technology and fixed asset totaling $1.3 million. These activities used $3.8 million in funds during 2004, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $15.7 million, and $.3 million respectively; and provided the net proceeds of investments of $12.2 million.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, purchase of treasury stock, and the payment of dividends. For 2005, financing activities used $.4 million in funds, comprised mainly of net Federal Home Loan Bank advance repayments of $.9 million, net decrease in short-term borrowings of $.1 million, purchase of treasury stock of $1.0 million and payment of dividends of $1.4 million; and provided net deposit increases of $3.0 million. For 2004, financing activities provided $6.4 million, comprised mainly of net deposit increases of $5.6 million, proceeds from Federal Home Loan Bank advances of $6 million, repayment of Federal Home Loan Bank advances of $2.6 million, net decrease in short-term borrowings of $.6 million, purchase of treasury stock of $.7 million and payment of dividends of $1.3 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2005.

Our regulatory capital position at December 31, 2005, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 17 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2005

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-25

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.

Steubenville, Ohio

February 9, 2006

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$15,031,294	$12,163,199
Federal funds sold	18,300,000	9,500,000

Total cash and cash equivalents	33,331,294	21,663,199

Investment securities:
Securities available for sale	14,307,200	9,754,110
Securities held to maturity (fair value of $31,696,907 and $37,947,368)	30,770,829	36,015,317

Total investment securities	45,078,029	45,769,427

Loans (net of allowance for loan losses of $2,313,312 and $2,645,981)	206,241,946	214,161,315

Loans held for sale	94,600	167,500
Premises and equipment, net	5,834,516	4,949,795
Accrued interest receivable	1,145,875	927,860
Goodwill, net	1,329,249	1,329,249
Other assets	4,994,451	4,898,694

Total assets	$298,049,960	$293,867,039

LIABILITIES
Deposits:
Noninterest bearing demand	$51,130,983	$47,185,066
Interest bearing demand	32,244,405	34,569,644
Money market	14,716,407	17,504,480
Savings	42,347,138	43,282,000
Time	109,910,217	104,807,571

Total deposits	250,349,150	247,348,761
Federal Home Loan Bank advances	5,989,051	6,845,342
Short-term borrowings	3,610,000	3,730,000
Accrued interest and other liabilities	1,052,456	584,002

Total liabilities	261,000,657	258,508,105

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	34,332,104	31,558,974
Accumulated other comprehensive income	(64,736)	35,201
Treasury stock, at cost (70,671 and 60,945 shares)	(6,064,735)	(5,081,911)

Total shareholders’ equity	37,049,303	35,358,934

Total liabilities and shareholders’ equity	$298,049,960	$293,867,039

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004	2003
INTEREST INCOME
Interest and fees on loans	$14,224,557	$11,656,645	$11,029,106
Federal funds sold	392,963	92,160	95,625
Investment securities:
Taxable	475,958	583,917	1,331,800
Exempt from federal income tax	1,524,894	1,700,170	1,826,764

Total interest income	16,618,372	14,032,892	14,283,295

INTEREST EXPENSE
Deposits	3,841,007	2,988,827	3,754,438
Federal Home Loan Bank advances	280,628	267,509	257,525
Short term borrowings	47,447	7,844	5,081

Total interest expense	4,169,082	3,264,180	4,017,044

NET INTEREST INCOME	12,449,290	10,768,712	10,266,251

Provision for loan losses	376,722	225,000	390,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,072,568	10,543,712	9,876,251

NONINTEREST INCOME
Service charges on deposit accounts	824,306	803,823	736,763
Gain on sale of loans, net	72,492	62,777	240,885
Other income	367,670	148,615	141,787

Total other income	1,264,468	1,015,215	1,119,435

NONINTEREST EXPENSE
Salaries and employee benefits	4,288,850	3,987,149	3,719,307
Occupancy and equipment	934,534	974,517	1,047,156
Other expense	2,389,316	2,196,676	2,278,040

Total other expense	7,612,700	7,158,342	7,044,503

INCOME BEFORE INCOME TAXES	5,724,336	4,400,585	3,951,183
Income taxes	1,513,468	981,177	742,363

NET INCOME	$4,210,868	$3,419,408	$3,208,820

EARNINGS PER SHARE	$6.44	$5.16	$4.75

WEIGHTED AVERAGE SHARES OUTSTANDING	654,289	662,415	676,380

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss )	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2002	$8,846,670	$27,462,762	$534,990	$(2,640,763)	$34,203,659
Net income		3,208,820			3,208,820	$3,208,820
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $189,843			(368,519)		(368,519)	(368,519)

Comprehensive income						$2,840,301

Cash dividends paid ($1.85 per share)		(1,240,872)			(1,240,872)
Purchase of Treasury Stock, at cost (18,872 shares)				(1,741,534)	(1,741,534)

BALANCE, DECEMBER 31, 2003	8,846,670	29,430,710	166,471	(4,382,297)	34,061,554
Net income		3,419,408			3,419,408	$3,419,408
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $67,624			(131,270)		(131,270)	(131,270)

Comprehensive income						$3,288,138

Cash dividends paid ($1.95 per share)		(1,291,144)			(1,291,144)
Purchase of Treasury Stock, at cost (7,302 shares)				(699,614)	(699,614)

BALANCE, DECEMBER 31, 2004	8,846,670	31,558,974	35,201	(5,081,911)	35,358,934
Net income		4,210,868			4,210,868	$4,210,868
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $51,483			(99,937)		(99,937)	(99,937)

Comprehensive income						$4,110,931

Cash dividends paid ($2.20 per share)		(1,437,738)			(1,437,738)
Purchase of Treasury Stock, at cost (9,726 shares)				(982,824)	(982,824)

BALANCE, DECEMBER 31, 2005	$8,846,670	$34,332,104	$(64,736)	$(6,064,735)	$37,049,303

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net income	$4,210,868	$3,419,408	$3,208,820
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	376,722	225,000	390,000
Depreciation, amortization and accretion, net	282,704	395,031	541,810
Gain on sale of loans, net	(72,492)	(62,777)	(240,885)
Origination of loans held for sale	(12,287,154)	(11,567,660)	(22,109,417)
Proceeds from the sale of loans	12,432,545	11,984,386	22,248,602
Federal Home Loan Bank stock dividend	(55,200)	(46,500)	(45,300)
Net changes in:
Accrued interest and other assets	(196,631)	(2,838,759)	166,875
Accrued interest and other liabilities	457,997	39,800	(190,244)

Net cash provided by operating activities	5,149,359	1,547,929	3,970,261

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	5,246,396	8,202,151	32,954,112
Purchases	(9,951,484)	(563,104)	(12,031,475)
Investment securities held to maturity:
Proceeds from maturities and repayments	5,743,430	4,843,728	5,571,974
Purchases	(396,456)	(235,000)	(4,681,460)
Net decrease (increase) in loans	7,542,647	(15,758,177)	(26,535,632)
Purchase of premises and equipment	(1,269,333)	(329,272)	(314,933)

Net cash provided by (used in) investing activities	6,915,200	(3,839,674)	(5,037,414)

FINANCING ACTIVITIES
Net increase in deposits	3,000,389	5,624,947	2,685,183
Proceeds from Federal Home Loan Bank advances	1,700,000	6,035,000	—
Repayment of Federal Home Loan Bank advances	(2,556,291)	(2,634,463)	(822,861)
Net decrease in short-term borrowings	(120,000)	(635,000)	(564,993)
Purchase of treasury shares	(982,824)	(699,614)	(1,741,534)
Cash dividends paid	(1,437,738)	(1,291,144)	(1,240,872)

Net cash (used in) provided by financing activities	(396,464)	6,399,726	(1,685,077)

Increase (decrease) in cash and cash equivalents	11,668,095	4,107,981	(2,752,230)

Cash and cash equivalents at beginning of year	21,663,199	17,555,218	20,307,448

Cash and cash equivalents at end of year	$33,331,294	$21,663,199	$17,555,218

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

Intangible Assets and Liabilities

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2005 and 2004 respectively, net goodwill was $1,329,249 and $1,329,249. The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS No. 123R). FAS No. 123R revised FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS No. 123R will require compensation costs related to share-based payment transactions to be be recognized in the fianancial statement (with limited exceptions). The amount of compensation cost will be measure based on the grant-date fair value of the equity or liabiliaty instruments issed. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

In April 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R. The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123R on January 1, 2006.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Company will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on January 1, 2006.

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2005, the FASB issued FAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No.154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods. The provisions of FAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

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

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2005, 2004 and 2003 were $4,086,202, $3,275,495, and $4,082,922, respectively. Cash payments for income taxes for 2005, 2004, and 2003 were $1,233,912, $883,858, and $940,517 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders’ equity or net income.

2. FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

	2005		2004
Institution	Maturity	Balance	Maturity	Balance
National City Bank	1-02-06	$10,600,000	1-02-05	$7,100,000
Great Lakes Bankers Bank	1-02-06	7,700,000	1-02-05	2,400,000

		$18,300,000		$9,500,000

3. INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

Securities available for sale
	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$14,405,286	$12,921	$111,007	$14,307,200

Total	$14,405,286	$12,921	$111,007	$14,307,200

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$9,700,775	$93,480	$40,145	$9,754,110

Total	$9,700,775	$93,480	$40,145	$9,754,110

Securities held to maturity

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$30,770,829	$996,010	$69,932	$31,696,907

Total	$30,770,829	$996,010	$69,932	$31,696,907

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$35,564,141	$1,955,536	$29,684	$37,489,993
Corporate Securities	451,176	6,199	—	457,375

Total	$36,015,317	$1,961,735	$29,684	$37,947,368

3. INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair market values of debt securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$2,000,000	$1,983,750	$3,571,288	$3,597,245
Due after one year through five years	11,161,298	11,108,139	14,706,178	15,134,909
Due after five through ten years	834,121	818,734	12,297,818	12,771,615
Due after ten years	409,867	396,577	195,545	193,138

	$14,405,286	$14,307,200	$30,770,829	$31,696,907

Investment securities with an approximate carrying value of $32,595,000 and $38,141,000 at December 31, 2005 and 2004, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004. As of December 31, 2005, there were a total of 38 securities in a loss position.

	2005
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$7,687,525	$63,972	$2,505,467	$47,035	$10,192,992	$111,007
Obligations of states and Political subdivisions	2,249,380	23,085	1,599,113	46,847	3,848,493	69,932

Total debt securities	$9,936,905	$87,057	$4,104,580	$93,882	$14,041,485	$180,939

	2004
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$1,420,010	$22,075	$1,214,914	$18,070	$2,634,924	$40,145
Obligations of states and Political subdivisions	2,005,933	16,117	457,993	13,567	2,463,926	29,684

Total debt securities	$3,425,943	$38,192	$1,672,907	$31,637	$5,098,850	$69,829

The Company’s investment securities portfolio contains unrealized losses of direct obligations of the U.S. Government securities, including mortgage-related instruments issued or backed by the full faith and credit of the United States government, and debt obligations of a U.S. state or political subdivision.

3. INVESTMENT SECURITIES (CONTINUED)

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

4. LOANS

Major classification of loans are summarized as follows:

	2005	2004
Real estate – residential	$90,976,398	$97,811,648
Real estate – farm	14,550,237	12,308,653
Real estate – commercial	47,312,047	47,226,324
Real estate – construction	9,446,729	10,999,833
Commercial and other loans	38,399,400	40,751,867
Consumer and credit loans	8,216,453	8,074,908

	208,901,264	217,173,233
Less allowance for loan losses	(2,313,312)	(2,645,981)
Less net deferred loan fees	(346,006)	(365,937)

Loans, net	$206,241,946	$214,161,315

Loans held for sale at December 31, 2005 and 2004 were $94,600 and $167,500 respectively. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $50,287,462 and $44,545,402 at December 31, 2005 and 2004, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management’s opinion, these loans did not meet the definition of impaired loans.

	2005	2004	2003
Principal outstanding	$631,791	$1,094,922	$220,098
Contractual interest due	$31,115	$38,263	$6,560
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2005 and 2004, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2005 is as follows:

Balance December 31, 2004	Additions	Amounts Collected	Balance December 31, 2005
$4,028,580	$91,605	$766,956	$3,353,229

5. ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2005	2004	2003
Balance, January 1	$2,645,981	$2,701,943	$2,325,560
Add:
Provision charged to operations	376,722	225,000	390,000
Loan recoveries	74,953	74,942	106,885
Less: Loans charged off	(784,343)	(355,904)	(120,502)

Balance, December 31	$2,313,313	$2,645,981	$2,701,943

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2005	2004
Land	$1,775,541	$1,415,541
Building and improvements	4,165,964	4,115,367
Leasehold improvements	75,619	75,619
Furniture, fixtures and equipment	4,223,945	4,469,710
Other Real Estate Owned	700,000	—

	10,941,069	10,076,237
Less accumulated depreciation	(5,106,553)	(5,126,442)

Total	$5,834,516	$4,949,795

Depreciation expense charged to operations was $378,558 for 2005, $408,422 for 2004, and $492,257 for 2003.

7. GOODWILL

As of December 31, 2005 and 2004, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249.

The gross carrying amount of goodwill was tested for impairment in the second quarter. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected for the reporting units. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, no goodwill impairment loss was recognized in the current year.

8. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $38,459,171 and $34,479,668 at December 31, 2005 and 2004, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,010,191 in 2005, $661,560 in 2004, and $855,558 in 2003.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2005.

3 months or less	$9,465,278
Over 3 through 6 months	5,844,205
Over 6 through 12 months	10,537,405
Over 12 months	12,612,283

Total	$38,459,171

8. DEPOSITS (CONTINUED)

The following table sets forth the remaining maturity of all time deposits at December 31, 2005.

12 month or less	$66,892,252
12 months through 24 months	19,217,544
24 months through 36 months	11,994,124
36 months through 48 months	8,857,700
48 months through 60 months	2,929,905
Over 60 months	18,692

$109,910,217

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

	2005	2004
Short-term borrowings:
Ending balance	$3,610,000	$3,730,000
Maximum month-end balance during the year	5,275,000	4,480,000
Average month-end balance during the year	4,159,999	3,624,583
Weighted average at year end	1.96%	.13%
Weighted average rate during the year	1.14%	.13%

The Company has pledged investment securities with carrying values of $4,944,376 and $5,005,625 as of December 31, 2005 and 2004, respectively, as collateral for the repurchase agreements.

10. FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2006 through 2017. Interest rates range from 3.10% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2005 are as follows:

Year Ending December 31,	Amount
2006	$2,719,123
2007	692,106
2008	670,215
2009	651,825
2010	569,105
2011 and thereafter	686,677

Total	$5,989,051

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2005 the Bank had a borrowing capacity of approximately $40.5 million with the FHLB. At December 31, 2005 and 2004 there was $5,989,051 and $6,845,342, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2005 and 2004 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

Both plans cover substantially all employees with one year of service and attained age 21. For 2005, the annual contribution to a participant’s retirement account may not exceed $42,000.

The pension costs charged to operating expense for the years 2005, 2004 and 2003 amounted to $275,660, $253,812 and $237,540, respectively.

12. OTHER OPERATING EXPENSE

Other operating expense included the following:

	2005	2004	2003
Professional fees	$313,062	$190,389	$231,217
Franchise tax	438,630	433,920	398,931
Telephone	158,748	154,739	131,249
Stationery, supplies and printing	160,646	165,140	166,304
Postage, express and freight	155,388	156,279	146,537
Data processing	148,822	167,532	160,268
Other	1,014,020	928,677	1,043,534

Total	$2,389,316	$2,196,676	$2,278,040

13. OPERATING LEASES

The bank leases the space housing the German Village branch located in Berlin, Ohio. The lease expires in eight years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$18,900
1 to 3 years	37,800
3 to 5 years	38,942
Greater than 5 years	294,441

$390,083

14. INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2005	2004	2003
Current payable	$1,516,365	$884,920	$806,521
Deferred	(2,897)	96,257	(64,158)

Total provision	$1,513,468	$981,177	$742,363

14. INCOME TAXES (CONTINUED)

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2005		2004		2003
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$1,946,274	34.0%	$1,496,199	34.0%	$1,343,402	34.0%
Tax exempt income	(519,659)	(9.1)%	(579,220)	(13.2)	(622,791)	(15.7)
Non-deductible interest Expense	33,291	0.6	30,376.7		40,364	1.00
Other, net	53,562	0.9	33,822.7		(18,612)	(.5)

Tax expense and effective rate	$1,513,468	26.4%	$981,177	22.2%	$742,363	18.8%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2005	2004
Deferred Tax Assets:
Allowance for loan losses	$786,526	$705,680
Deferred loan fees	5,075	7,115
Net unrealized loss on securities	33,349	—
Deferred tax asset	824,950	712,795
Deferred Tax Liabilities:
Premise and equipment	316,520	298,375
Stock dividends	194,344	175,576
Net unrealized gain on securities	—	18,136
Other, net	130,871	86,081

Deferred tax liabilities	641,735	578,168

Net deferred tax assets	$183,215	$134,627

No valuation allowance was established at December 31, 2005 and 2004 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2005	2004
Commitments to extend credit	$35,011,000	$40,136,000
Standby letters of credit	730,000	529,000

Total	$35,741,000	$40,665,000

15. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2005 or 2004.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

16. REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2005, without the approval of the regulatory authorities, is approximately $3,122,920 plus 2006 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $3,957,000 and $3,866,000 at December 31, 2005 and 2004, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2005 and 2004.

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

17. REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

As of December 31, 2005 and 2004, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2005		2004
	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)
Actual	$38,098	17.38%	$36,595	17.31%
For Capital Adequacy Purposes	17,539	8.00	16,913	8.00
To be well capitalized	21,924	10.00	21,142	10.00

Tier 1 Capital (to Risk Weighted Assets)
Actual	$35,785	16.32%	$33,994	16.08%
For Capital Adequacy Purposes	8,770	4.00	8,457	4.00
To be well capitalized	13,154	6.00	12,685	6.00

Tier 1 Capital (to Average Assets)
Actual	$35,785	12.07%	$33,994	11.54%
For Capital Adequacy Purposes	11,854	4.00	11,785	4.00
To be well capitalized	14,818	5.00	14,732	5.00

18. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$15,031,294	$15,031,294	$12,163,199	$12,163,199
Federal funds sold	18,300,000	18,300,000	9,500,000	9,500,000
Securities available for sale	14,307,200	14,307,200	9,754,110	9,754,110
Securities held to maturity	30,770,829	31,696,907	36,015,317	37,947,368
Net loans	206,241,946	208,546,387	214,161,315	217,168,148
Loans held for sale	94,600	95,613	167,500	169,852
Accrued interest receivable	1,145,875	1,145,875	927,860	927,860
Regulatory Stock	1,589,010	1,589,010	1,533,810	1,533,810
BOLI	3,141,889	3,141,889	3,000,000	3,000,000
Financial liabilities:
Deposits	$250,349,150	$242,227,000	$247,348,761	$246,138,000
Federal Home Loan Bank advances	5,989,051	6,010,000	6,845,342	6,906,000
Short term borrowings	3,610,000	3,610,000	3,730,000	3,730,000
Accrued interest payable	234,237	234,237	151,357	151,357

18. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

19. PARENT COMPANY

The following are parent only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash	$338,484	$104,802
Dividends Cash	130,280	—
Investment in bank subsidiary	36,710,818	35,254,115
Federal income tax receivable	—	17

Total assets	$37,179,582	$35,358,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend Checks Outstanding	$130,280	$—
Shareholders’ equity	37,049,302	35,358,934

Total liabilities and shareholders’ equity	$37,179,582	$35,358,934

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004	2003
INCOME
Dividends from bank subsidiary	$2,750,000	$1,825,000	$3,110,000

Operating expenses	102,415	50	50

Income before income taxes	2,647,585	1,824,950	3,109,950
Income tax benefit	(34,804)	(17)	(17)

Income before equity in undistributed net income of subsidiary	2,682,389	1,824,967	3,109,967

Equity in undistributed net income of subsidiary	1,528,479	1,594,441	98,853

NET INCOME	$4,210,868	$3,419,408	$3,208,820

19. PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net income	$4,210,868	$3,419,408	$3,208,820
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,528,479)	(1,594,441)	(98,853)
(Increase) decrease in other assets	—	(17)	—
Increase in other liabilities	51,198	—	—

Net cash provided by operating activities	2,733,587	1,824,950	3,109,967

FINANCING ACTIVITIES
Purchase of treasury shares	(982,824)	(699,614)	(1,741,534)
Dividends paid	(1,437,738)	(1,291,144)	(1,240,872)
Advance from subsidiary	50,937	—	—

Net cash used in financing activities	(2,369,625)	(1,990,758)	(2,982,406)

INCREASE (DECREASE) IN CASH	363,962	(165,808)	127,561

CASH AT BEGINNING OF YEAR	104,802	270,610	143,049

CASH AT END OF YEAR	$468,764	$104,802	$270,610

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2005	June 2005	September 2005	December 2005
Total interest income	$3,768	$4,018	$4,274	$4,558
Total interest expense	865	998	1,101	1,205

Net interest income	2,903	3,020	3,173	3,353
Provision for loan losses	75	75	30	197

Net interest income after provision for loans losses	2,828	2,945	3,143	3,156
Total other income	311	361	300	293
Total other expense	2,045	1,743	1,939	1,886

Income before income taxes	1,094	1,563	1,504	1,563
Income taxes	249	425	403	436

Net income	$845	$1,138	$1,101	$1,127

Per share data:
Net earnings	$1.29	$1.73	$1.69	$1.73

Weighted average shares outstanding	657,046	656,402	653,225	650,482

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)(CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2004	June 2004	September 2004	December 2004
Total interest income	$3,386	$3,435	$3,522	$3,690
Total interest expense	812	779	817	856

Net interest income	2,574	2,656	2,705	2,834
Provision for loan losses	90	30	30	75

Net interest income after provision for loans losses	2,484	2,626	2,675	2,759
Total other income	245	250	262	258
Total other expense	1,746	1,883	1,708	1,821

Income before income taxes	983	993	1,229	1,196
Income taxes	210	211	282	279

Net income	$773	$782	$947	$917

Per share data:
Net earnings	$1.16	$1.18	$1.43	$1.39

Weighted average shares outstanding	664,369	662,919	661,644	660,727