Form 10-K, Exhibit 13
period 2006-12-31
KILLBUCK BANCSHARES INC
filed 2007-03-29
CIK 1060455

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

Stock Market Information

Our common shares are currently quoted by a number of quotation services, including the Over the Counter Bulletin Board (the “OTCBB”) and the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), as well as by Community Banc Investments, New Concord, Ohio (“CBI”), each of which handles a limited amount of the Corporation’s stock transactions. The OTCBB and the Pink Sheets are both quotation services for “over-the-counter securities,” which are generally considered to be any equity securities not otherwise listed on a national exchange, such as NASDAQ, NYSE or Amex. CBI is a licensed intrastate securities dealer that specializes in marketing the stock of independent banks in Ohio. The Company’s common shares are quoted on the OTCBB and the Pink Sheets under the trading symbol “KLIB.”

The common stock of the Company trades infrequently. Parties interested in buying or selling the Company’s stock are generally referred to Community Banc Investments, New Concord, Ohio (“CBI”). The quarterly high and low price information in the table below was obtained from CBI and the OTCBB.

Quarter Ended		High	Low	Cash Dividends Paid
2006	March 31	$105.42	$102.50	N/A
	June 30	106.66	103.00	$1.20
	September 30	110.85	103.00	N/A
	December 31	111.76	109.10	$2.30

2005	March 31	$98.75	$97.64	N/A
	June 30	100.06	98.85	$1.05
	September 30	102.44	94.00	N/A
	December 31	103.45	102.44	$1.15

At December 31, 2006, the Company had approximately 1,007 shareholders of record.

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Company’s stock, these prices may not reflect the prices at which the stock would trade in a more active market.

Cash dividends are paid on a semi-annual basis. Included in the December 31, 2006 dividend of $2.30 per share was a special one-time dividend of $1.00 per share. This special dividend will not be repeated in the foreseeable future.

Performance Graph—Five-Year Shareholder Return Comparison

The following chart compares the five-year cumulative return on $100 invested on December 31, 2001 in each of the following: (1) Common Stock of Killbuck Bancshares, Inc.; (2) the Dow Jones Total Market Index; and (3) the Dow Jones Bank Index.

	12/01	12/02	12/03	12/04	12/05	12/06
Killbuck Bancshares, Inc.	100.00	99.74	100.66	107.37	118.48	133.70
Dow Jones US Total Market	100.00	77.92	101.88	114.12	121.34	140.23
Dow Jones US Banks	100.00	98.11	130.43	149.16	152.39	179.38

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,
	2006	2005	2004	2003	2002
For The Year:
Total interest income	$20,038	$16,618	$14,033	$14,283	$16,057
Total interest expense	5,919	4,169	3,264	4,017	5,926

Net interest income	14,119	12,449	10,769	10,266	10,131
Provision for loan losses	215	377	225	390	210

Net interest income after provision for loan losses	13,904	12,072	10,544	9,876	9,921
Total other income	1,307	1,265	1,015	1,120	873
Total other expense	7,996	7,613	7,158	7,045	6,642

Income before income taxes	7,215	5,724	4,401	3,951	4,152
Income tax expense	1,992	1,513	982	742	934

Net income	$5,223	$4,211	$3,419	$3,209	$3,218

Per share data
Net earnings	$8.14	$6.44	$5.16	$4.75	$4.68
Dividends	$3.50	$2.20	$1.95	$1.85	$1.75
Book value (at period end)	$61.28	$57.20	$53.78	$51.24	$50.03

Average no. of shares outstanding	641,759	653,996	662,130	676,133	686,739

Year-end balances:
Total loans	$194,623	$208,901	$217,173	$201,697	$175,157
Securities	64,746	45,078	45,769	58,211	80,626
Total assets	313,205	298,050	293,867	284,139	283,174
Deposits	264,301	250,349	247,349	241,724	239,039
Borrowings	8,554	9,599	10,575	7,810	9,198
Shareholders’ equity	39,134	37,049	35,359	34,062	34,204

Significant ratios:
Return on average assets	1.74%	1.44%	1.18%	1.13%	1.15%
Return on average equity	14.58	12.24	10.26	9.77	10.10
Dividends per share to net income per share	43.03	34.16	37.72	38.95	37.31
Average equity to average assets	11.96	11.79	11.55	11.53	11.36
Loans to deposits	73.64	83.44	87.80	83.44	73.28
Allowance for loan loss to total loans	1.23	1.11	1.22	1.34	1.33

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

A loan production facility was opened in Millersburg, Ohio in July 2003. This facility has allowed us to concentrate our Millersburg lenders into one location to provide better service, more office space, and new business opportunities with a commercial calling officer. In April of 2004, a branch facility was opened in the German Village grocery store complex in Berlin, Ohio. It provides a greater level of convenience to the Berlin community. However, in the fourth quarter of 2006, the German Village grocery store was closed. The branch and the other stores remain open even though traffic has slowed down.

RESULTS OF OPERATIONS

Summary

For 2006, we recorded net income of $5.2 million compared to $4.2 million for 2005 and $3.4 million for 2004.

Other operating income was $1.3 million for 2006 compared to $1.3 million for 2005 and $1.0 million for 2004.

Total other operating expenses were $8.0 million in 2006 compared to $7.6 million in 2005 and $7.2 million in 2004.

Earnings per share for 2006 were $8.14 compared to $6.44 for 2005 and $5.16 for 2004.

NET INTEREST INCOME

Our net interest income increased by $1,670,000 in 2006 from 2005 and increased by $1,680,000 in 2005 from 2004.

Total interest income increased by $3,420,000 or 20.6% for 2006 from 2005. The increase for 2006 resulted primarily from an increase of $2,158,000 in interest income on loans. The increases in loan interest income resulted primarily from increases in the current yield on the loan portfolios. The current yield on the average loan portfolios increased from 6.60% to 8.09%. The increase in the current yield was a result of the loans repricing replacing historically low interest rates. The average loan portfolio decreased $12.0 million or 5.6% for 2006 due to greater competitive loan pricing. The $584,000 increase in investment interest income resulted from increases in the average volume in the investment portfolio as well as increases in the current yield on the investment portfolio. The average balances of the investment portfolio increased by $9.7 million or 20.9% for 2006 from 2005 due to decreasing loan demand and deposit growth. The current yield on the average balances in the investment portfolio increased from 4.33% to 4.63% due to the rate environment.

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

The yield on earning assets was 7.16%, 6.09%, and 5.13% for 2006, 2005, and 2004 respectively. The increase in the yield on earning assets is attributable to the general increase in interest rates.

Interest expense for 2006 increased by $1,750,000 or 42.0% from 2005. The increase was primarily due to an increase in the cost on interest bearing liabilities, which increased 78 basis points from 1.99% in 2005 to 2.77% in 2006, and increased 45 basis points from 1.54% in 2004 to 1.99% in 2005. The increase for 2006 is due mainly to an increase in the cost of time deposits of 102 basis points from 2.91% to 3.93%.

The average volume of time deposits and money market deposits increased $9.2 million and $ ..6 million respectively in 2006. Interest-bearing demand deposits and savings deposits decreased $1.5 million and $2.5 million respectively in 2006. The volume increases in time deposits and decreases in other deposit categories are primarily due to the rising interest rate environment. The funds are shifting into time deposits.

The average volume of time deposits increased $1.1 million while interest bearing demand deposits, money market deposits, and savings deposits decreased $1.5 million, $2.1 million, and $150,000 respectively for 2005.

The cost on average interest-bearing liabilities was 2.77% for 2006 and 1.99% for 2005, and 1.54% for 2004.

Mainly due to an increase in the current yields on loans, the net yield on earning assets has increased this year maintaining the rising trend of prior years. The net yield on average interest-earning assets is 5.04%, 4.56% and 3.94% for 2006, 2005 and 2004 respectively. Management believes this trend may continue; however, the incremental increases will become smaller and may eventually decrease due to the current competitive loan pricing environment while the cost on average interest-bearing liabilities continues to increase.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2006			2005			2004
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$202,525	16,382	8.09%	$215,486	14,224	6.60%	$213,463	$11,657	5.46%
Securities—taxable (4)	22,136	1,086	4.91%	9,863	400	4.06%	13,308	517	3.88%
Securities – nontaxable	32,034	1,406	4.39%	34,719	1,525	4.39%	38,685	1,700	4.39%
Securities – Equity (4)(5)	1,632	93	5.73%	1,565	76	4.86%	1,515	67	4.45%
Federal funds sold	21,657	1,071	4.95%	11,182	393	3.51%	6,404	92	1.44%

Total interest—earnings assets	279,984	20,038	7.16%	272,815	16,618	6.09%	273,375	14,033	5.13%

Noninterest-earning assets
Cash and due from other Institutions	9,851			9,801			9,627
Premises and equipment, net	5,293			5,175			5,013
Accrued interest	1,195			893			781
Other assets	5,725			5,644			2,542
Less allowance for loan losses	(2,407)			(2,510)			(2,764)

Total	$299,641			$291,818			$288,574

Liabilities and Shareholders Equity
Interest bearing liabilities:
Interest bearing demand	30,668	176	0.57%	32,117	162	0.50%	$33,610	$123	0.37%
Money market accounts	17,837	418	2.34%	17,196	235	1.37%	19,316	171	0.89%
Savings deposits	39,588	377	0.95%	42,049	315	0.75%	42,198	267	0.63%
Time deposits	116,846	4,587	3.93%	107,701	3,129	2.91%	106,629	2,427	2.28%
Short term borrowings	4,193	117	2.79%	4,140	47	1.14%	3,871	8	0.21%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2006			2005			2004
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	4,683	244	5.20%	6,084	281	4.62%	6,003	268	4.46%

Total interest bearing liabilities	213,815	5,919	2.77%	209,287	4,169	1.99%	211,627	3,264	1.54%

Noninterest bearing liabilities:
Demand deposits	45,995			44,856			41,220
Accrued expenses and other liabilities	3,993			3,265			2,394

Shareholder’s equity	35,838			34,410			33,333

Total	$299,641			$291,818			$288,574

Net interest income		$14,119			$12,449			$10,769

Interest rate spread (6)			4.39%			4.10%			3.59%

Net yield on interest earning assets (7)			5.04%			4.56%			3.94%

(1)	For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2)	Included in loan interest income are loan related fees of $326,356, $292,727, and $299,952 in 2006, 2005, and 2004, respectively.
(3)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers Bank.
(6)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2006 Compared to 2005			2005 Compared to 2004
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$(856)	$3,014	$2,158	$110	$2,457	$2,567
Securities-taxable	498	188	686	(134)	17	(117)
Securities-nontaxable	(118)	(1)	(119)	(174)	(1)	(175)
Securities-equities	3	14	17	2	7	9
Federal funds sold	368	310	678	69	232	301

Total interest earning
Assets	(105)	3,525	3,420	(127)	2,712	2,585

Interest expense
Interest bearing demand	(7)	21	14	(5)	44	39
Money market accounts	9	174	183	(19)	83	64
Savings deposits	(18)	80	62	(1)	49	48
Time deposits	266	1,192	1,458	24	678	702
Short-term borrowing	1	69	70	1	38	39
Federal Home Loan Bank
Advances	(64)	27	(37)	4	9	13

Total interest bearing
Liabilities	187	1,563	1,750	4	901	905

Net change in interest income	$(292)	$1,962	$1,670	$(131)	$1,811	$1,680

Provision for Loan Losses

The provision for loan losses was $214,514 for 2006, $376,722 for 2005, and $225,000 for 2004. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.23%, 1.11%, and 1.22% for 2006, 2005 and 2004 respectively.

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

Noninterest Income

Total non-interest income, which is comprised principally of fees and charges on customers’ deposit accounts increased $43,000 or 3.4% to $1,307,000 in 2006 from $1,264,000 in 2005 and a $249,000 or 24.52% increase from $1,015,000 for 2004. Service charges increased $131,000 or 15.9% in 2006. Of this $131,000 increase, approximately $128,000 or 26.4% is due mainly to a new overdraft program, which began in the fourth quarter 2006. In 2005, service charges increased $20,000 or 2.5% due mainly to a continued increase in ATM and debit card interchange fees. The Bank sells fixed rate loans in the secondary market. Due to market conditions, the Bank originated and sold $3.6 million less of these loans in 2006 compared to 2005. Gains for these sales were $35,000 in 2006, $72,000 in 2005, and $63,000 in 2004.

Other Income decreased $52,000 or 14.13% to $316,000 in 2006 from $368,000 for 2005, due primarily from the decrease in income from the alternative investment service of approximately $27,000. This income was $39,000 for 2006 and $66,000 for 2005 and $25,000 for 2004. In 2005, Other Income increased $220,000 due primarily to the $149,000 in income from the Bank-Owned Life Insurance (BOLI) purchased in December 2004. The Company purchased life insurance policies on certain key employees. The BOLI is recorded at its cash surrender value or the amount that can be realized.

Noninterest Expense

Total non-interest expense increased $383,000 or 5.0% to $8.0 million in 2006 as compared to $7.6 million in 2005 and increased $455,000 or 6.4% for 2005 from $7.2 million in 2004.

Salary and employee benefits for 2006 totaled $4.5 million, an increase of $254,000 or 5.9% from $4.3 million in 2005 and increased $302,000 or 7.6% from $4.0 million in 2004. Approximately $73,000 of the increase is due to medical group insurance costs due to the insurer mandating a higher limit for the partially self-funded plan. These remaining increases are due to normal increases for annual salary raises and employee benefits. The increase for 2005 was attributable to staff additions and normal recurring employee cost increases for salary and employee benefits.

Occupancy and equipment expense increased $40,000 in 2006 and decreased $40,000 in 2005. Approximately $31,000 is attributable to the timing in recording of Real Estate Taxes. The remaining changes were attributable to changes in items that are normal and recurring in nature. Depreciation expense decreased $31,000 in 2005.

Other operating expenses for 2006 totaled $2.48 million, an $89,000 or 3.7% increase from the $2.39 million reported in 2005 and a $192,000 or 8.7% increase from the $2.20 million reported in 2004. Professional fees increased approximately $15,000 or 4.6 % from $313,000 in 2005 to $328,000 for 2006. Professional fees related to consultants increased approximately $33,000 of which approximately $19,000 was related to a Human Resources Recruiter, approximately $8,000 was related to strategic planning, and approximately $7,000 was related to new product development. Professional fees related to the Sarbanes-Oxley Act Section 404 Internal Controls certification work decreased approximately $61,000. Professional fees related to audits and examinations increased approximately $30,000 while legal expenses increased approximately $12,000 due to a new attorney relationship; the previous counsel retired. The Ohio State franchise tax increased approximately $22,000 or 9.8% from $439,000 in 2005 to $461,000 for 2006. Postage expenses increased approximately $16,000 or 10.5% from $155,000 in 2005 to $172,000 for 2006 while Stationery, Supplies, and Printing increased approximately $13,000 or 7.8% from 2005. Data processing expenses increased $8,000 or 5.4% from $149,000 in 2005 to $157,000 in 2006. The changes in the remaining expense accounts were attributable to increases/decreases in items that are normal and recurring in nature.

Income Tax Expense

Income tax expense increased $479,000 for 2006 to $1,992,000 from $1,513,000 in 2005; and increased $532,000 for 2005 to $1,513,000 from $981,000 in 2004. The effective rate on taxes for 2006, 2005 and 2004 was 27.2%, 26.4% and 22.2% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2006 and 2005

Total assets at December 31, 2006 amounted to $313 million, an increase of $15 million compared to $298 million at December 31, 2005.

Cash and cash equivalents increased $9.4 million or 28.2% from December 31, 2005 to December 31, 2006, with liquid funds held in the form of federal funds sold increasing $9.7 million. The increase in federal funds sold at December 31, 2006 is the excess of funds from the net increase in deposits that was not used in investing activities, financing activities, or operating activities and from the decrease in net loans.

Total investment securities increased $19.7 million or 43.6% from December 31, 2005 to December 31, 2006. The increase in investments was due to the excess funds due to the decrease in net loans. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $194.6 million at December 31, 2006 a decrease of $14.3 million or 6.8% from $208.9 million at December 31, 2005. The loan decreases were due in part to an increasingly competitive loan rate environment, the increase in lending interest rates, and a general slowdown of the business expansion in the communities we serve. Of this $14.3 million decrease approximately $13.9 million was in the residential real estate loan portfolio, approximately $1.2 million was a decrease in the agriculture real estate loan portfolio, approximately $2.8 million was an increase in the commercial real estate loan portfolio, approximately $1.5 million was an increase in the construction real estate loan portfolio, approximately $2.2 million was a decrease in the commercial and other loan portfolio, and approximately $1.3 million was a decrease in the consumer and credit loan portfolio. The mix of the residential 1-4 family mortgages changed due to the increase in lending rates. Approximately $5.7 million in residential 1 to 4 family fixed rate mortgages increased while the residential 1 to 4 family adjustable rate mortgages decreased. Late in 1997, we began to offer residential mortgage customers a fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $8.7 million and $12.3 million of loans in 2006 and 2005. Profit on the sale of these loans was $35,000 and $72,000 for 2006 and 2005. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $14.0 million or 5.6% from December 31, 2005 to December 31, 2006. Money market deposits, and time deposits increased $.3 million and $22.4 million, respectively. Non-interest bearing demand deposit accounts, the interest bearing demand deposits, and savings deposits decreased $2.4 million, $1.7 million, and $4.6 million, respectively. The increases are attributable to new deposit account growth and internal movement of existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2006 and 2005. Information related to the maturity of time deposits of $100,000 and over at December 31, 2006 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $3.2 million and $6.0 million at December 31, 2006 and 2005 respectively. In 2006, there were no new advances. There was $1.7 million in new advances in 2005 for the matched funding loan program. Additional information on the Federal Home Loan Bank Advances is presented in Note 10 of the accompanying consolidated financial statements.

Shareholders’ equity increased $2.1 million during 2006 to $39.1 million at December 31, 2006 from $37.0 million at December 31, 2005. This increase was the result of $5.2 million in net earnings during the year, a net unrealized gain on securities available for sale of $.1 million, and Cash Dividends paid totaling $2.2 million. The Company also purchased treasury stock for $1.0 million. Treasury stock purchases are monitored against the Company’s Strategic Plan and the goals set forth in the plan. The Treasury stock purchases have not exceeded the Strategic Plan’s guidelines for 2006.

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

Management expected interest rates to rise in 2006 from the forty plus year lows; therefore, we aligned the balance sheet for earning assets to reprice more quickly than liabilities, which resulted in the marked improvement in the net interest income. Management does not anticipate this trend to continue. The cost on average interest-bearing liabilities continues to increase while the current competitive loan-pricing environment exerts a downward pressure on the yields on loans, which was the main component of the increase in the net yield on earning assets in 2006. The net interest margin is expected to experience compression in 2007.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, we have originated variable rate loans and as of December 31, 2006, they comprised approximately 77.9% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short-term and long-term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio. The liquidity ratio as of December 31, 2006 and 2005 are 25% and 16%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $5.3 million and $5.2 million in cash during 2006 and 2005 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $5.6 million in funds during 2006 principally by the net purchases of investments and net purchase of fixed assets of $19.4 million and $.9 million respectively; and provided funds by the net payments of loans of $14.1 million and from the net proceeds from the sale of Other Real Estate Owned (OREO) totaling $.6 million. These activities provided $6.9 million in funds during 2005 principally by the net payments of loans and the net proceeds of investments of $7.5 million and $.7 million, respectively; and used funds for the net purchase of technology and fixed asset totaling $1.3 million.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, purchase of treasury stock, and the payment of dividends. For 2006, financing activities provided $9.7 million, comprised mainly of net deposit increases of $13.9 million and net increase in short-term borrowings of $1.7 million; and used $5.9 million in funds in repayment of Federal Home Loan Bank advances of $2.7 million, purchase of treasury stock of $1.0 million and payment of dividends of $2.2 million.

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

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2006.

Our regulatory capital position at December 31, 2006, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 17 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Bank’s primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of the Bank’s operations, the Bank is not subject to currency exchange or commodity price risk and, since the Bank has no trading portfolio, it is not subject to trading risk. The Bank’s loan portfolio, concentrated primarily within the surrounding market area, is subject to risks associated with the local economy. Since all of the interest earning assets and interest bearing liabilities are located at the Bank, all of the interest rate risk lies at the Bank level. As a result, all significant interest rate risk management procedures are performed at the Bank level.

The Bank actively manages interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle purposes of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, the Bank has originated variable rate loans and as of December 31, 2006, they comprised approximately 77.9% of the total loan portfolio.

One of the principal functions of the Company’s asset/liability management program is to monitor the level to which the balance sheet is subject to interest rate risk. The goal of this program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in the net interest spread and achieve consistent growth in net interest income during periods of changing interest rates.

Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing in a future period of time. These differences are known as interest sensitivity gaps. The Bank utilizes gap management as the primary means of measuring interest rate risk. Gap analysis identifies and quantifies the Bank’s exposure or vulnerability to changes in interest rates in relationship to the Bank’s interest rate sensitivity position. A rate sensitive asset or liability is one, which is capable of being repriced (i.e., the interest rate can be adjusted or principal can be reinvested) within a specified period of time. Subtracting total rate sensitive liabilities (RSL) from total rate sensitive assets (RSA) within specified time horizons nets the Bank’s gap positions. These gaps reflect the Bank’s exposure to changes in market interest rates, as discussed below.

Because many of the Bank’s deposit liabilities are capable of being immediately repriced, the Bank offers variable rate loan products in order to help maintain a proper balance in its ability to reprice various interest bearing assets and liabilities. Furthermore, the Bank’s deposit rates are not tied to an external index. As a result, although changing market interest rates impact repricing, the Bank has retained much of its control over repricing.

The Bank conducts the rate sensitivity analysis through the use of a simulation model which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement. The model also calculates earnings of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease. Such analysis translates interest rate movements and the Bank’s rate sensitivity position into dollar amounts by which earnings may fluctuate as a result of rate changes. A 2% immediate increase in interest rates would increase earnings by 14.8% and a 2% immediate decrease in interest rates would decrease earnings by 14.6%.

The data included in the table that follows indicates that the Bank is asset sensitive within one year. Generally, an asset sensitive gap could negatively affect net interest income in an environment of decreasing interest rates as a greater amount of interest bearing assets could be repricing at lower rates. During times of rising interest rates, an asset sensitive gap could positively affect net interest income as rates would be increased on a larger volume of assets as compared to deposits. As a result, interest income would increase more rapidly than interest expense. A liability sensitive gap indicates that declining interest rates could positively affect net interest income as expense of liabilities would decrease more rapidly than interest income would decline. Conversely, rising rates could negatively affect net interest income as income from assets would increase less rapidly than deposit costs. Although rate sensitivity analysis enables the Bank to minimize interest rate risk, the magnitude of rate increases or decreases on assets versus liabilities may not correlate directly. As a result, fluctuations in interest spreads can occur even when repricing capabilities are perfectly matched.

It is the policy of the Bank to generally maintain a gap ratio within a range that is minus 10 percent to plus 20 percent of total assets for the time horizon of one year. When Management believes that interest rates will increase it can take actions to increase the RSA/RSL ratios. When Management believes interest rates will decline, it can take actions to decrease the RSA/RSL ratio.

During 2006, the Bank’s focus was on spreading out the maturities of time deposits within the one to five year time frame while continuing to make variable rate loans. The above strategy was implemented to better position the Bank for rate changes in a rising rate environment. The strategy was successful as earnings were positively impacted. The Bank’s asset/liability management focus for 2007 will include improving the Bank’s rate sensitivity gap. As noted above, at December 31, 2006 the Bank was asset sensitive; however, the cumulative rate sensitivity gap was such that the Bank’s earnings and capital should not be materially affected by the repricing of assets and liabilities due to decreases in interest rates in 2007.

Changes in market interest rates can also affect the Bank’s liquidity position through the impact rate changes may have on the market value of the Bank’s investment portfolio. Rapid increases in market rates can negatively impact the market values of investment securities. As securities values decline it becomes more difficult to sell investments to meet liquidity demands without incurring a loss. The Bank can address this by increasing liquid funds, which may be utilized to meet unexpected liquidity needs when a decline occurs in the value of securities.

The following table presents the Bank’s interest rate sensitivity gap position as of December 31, 2006 (dollars in thousands):

INTEREST RATE SENSITIVITY GAPS

(IN THOUSANDS)

	2007	2008	2009	2010	2011	Thereafter	Total
Interest-earnings assets:
Loans:
Fixed	$14,558	$6,861	$5,498	$2,686	$2,620	$10,703	$42,926
Variable	128,773	1,827	12,359	635	8,042	61	151,697
Securities:
Fixed	7,352	8,249	10,703	11,963	14,244	12,235	64,746
Variable	—	—	—	—	—	—	—
Other interest-earning assets	28,146	—	—	—	—	—	28,146

Total interest-earning assets	178,829	16,937	28,560	15,284	24,906	22,999	287,515

Interest-bearing liabilities:
Demand and savings deposits	25,687	25,687	25,687	25,685	—	—	102,746
Time deposits:
Fixed	91,339	25,328	11,671	2,721	1,265	15	132,339
Variable	—	—	—	—	—	—	—
Short-term borrowings	5,310	—	—	—	—	—	5,310
FHLB advances	689	667	649	567	229	443	3,244

Total interest-bearing liabilities	123,025	51,682	38,007	28,973	1,494	458	243,639

Interest rate sensitivity gap	55,804	(34,745)	(9,447)	(13,689)	23,412	22,541

Cumulative rate sensitivity gap	$55,804	$21,059	$11,612	$(2,077)	$21,335	$43,876

Cumulative interest rate sensitivity gap as a percent of interest earning assets	19.41%	7.32%	4.04%	-0.72%	7.42%	15.26%

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2006

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.

Steubenville, Ohio

February 20, 2007

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2006	2005
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$14,732,362	$15,031,294
Federal funds sold	27,973,000	18,300,000

Total cash and cash equivalents	42,705,362	33,331,294

Investment securities:
Securities available for sale	34,752,975	14,307,200
Securities held to maturity (fair value of $30,684,221 and $31,696,907)	29,992,583	30,770,829

Total investment securities	64,745,558	45,078,029

Loans (net of allowance for loan losses of $2,393,705 and $2,313,313)	191,932,069	206,241,946

Loans held for sale	172,500	94,600
Premises and equipment, net	5,713,596	5,834,516
Accrued interest receivable	1,396,267	1,145,875
Goodwill, net	1,329,249	1,329,249
Other assets	5,210,886	4,994,451

Total assets	$313,205,487	$298,049,960

LIABILITIES
Deposits:
Noninterest bearing demand	$48,693,192	$51,130,983
Interest bearing demand	30,473,620	32,244,405
Money market	15,050,083	14,716,407
Savings	37,744,514	42,347,138
Time	132,339,103	109,910,217

Total deposits	264,300,512	250,349,150
Federal Home Loan Bank advances	3,243,371	5,989,051
Short-term borrowings	5,310,281	3,610,000
Accrued interest and other liabilities	1,217,526	1,052,456

Total liabilities	274,071,690	261,000,657

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	37,315,334	34,332,104
Accumulated other comprehensive income	4,892	(64,736)
Treasury stock, at cost (79,789 and 70,671 shares)	(7,033,099)	(6,064,735)

Total shareholders’ equity	39,133,797	37,049,303

Total liabilities and shareholders’ equity	$313,205,487	$298,049,960

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2006	2005	2004
INTEREST INCOME
Interest and fees on loans	$16,381,634	$14,224,557	$11,656,645
Federal funds sold	1,071,435	392,963	92,160
Investment securities:
Taxable	1,179,370	475,958	583,917
Exempt from federal income tax	1,405,745	1,524,894	1,700,170

Total interest income	20,038,184	16,618,372	14,032,892

INTEREST EXPENSE
Deposits	5,559,002	3,841,007	2,988,827
Federal Home Loan Bank advances	243,602	280,628	267,509
Short term borrowings	116,882	47,447	7,844

Total interest expense	5,919,486	4,169,082	3,264,180

NET INTEREST INCOME	14,118,698	12,449,290	10,768,712
Provision for loan losses	214,514	376,722	225,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,904,184	12,072,568	10,543,712

NONINTEREST INCOME
Service charges on deposit accounts	955,388	824,306	803,823
Gain on sale of loans, net	35,207	72,492	62,777
Other income	316,464	367,670	148,615

Total other income	1,307,059	1,264,468	1,015,215

NONINTEREST EXPENSE
Salaries and employee benefits	4,543,331	4,288,850	3,987,149
Occupancy and equipment	974,553	934,534	974,517
Other expense	2,478,005	2,389,316	2,196,676

Total other expense	7,995,889	7,612,700	7,158,342

INCOME BEFORE INCOME TAXES	7,215,354	5,724,336	4,400,585
Income taxes	1,991,961	1,513,468	981,177

NET INCOME	$5,223,393	$4,210,868	$3,419,408

EARNINGS PER SHARE	$8.14	$6.44	$5.16

WEIGHTED AVERAGE SHARES OUTSTANDING	642,141	654,289	662,415

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2003	8,846,670	29,430,710	166,471	(4,382,297)	34,061,554

Net income		3,419,408			3,419,408	$3,419,408
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $67,624			(131,270)		(131,270)	(131,270)

Comprehensive income						$3,288,138

Cash dividends paid ($1.95 per share)		(1,291,144)			(1,291,144)
Purchase of Treasury Stock, at cost (7,302 shares)				(699,614)	(699,614)

BALANCE, DECEMBER 31, 2004	8,846,670	31,558,974	35,201	(5,081,911)	35,358,934

Net income		4,210,868			4,210,868	$4,210,868
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $51,483			(99,937)		(99,937)	(99,937)

Comprehensive income						$4,110,931

Cash dividends paid ($2.20 per share)		(1,437,738)			(1,437,738)
Purchase of Treasury Stock, at cost (9,726 shares)				(982,824)	(982,824)

BALANCE, DECEMBER 31, 2005	8,846,670	34,332,104	(64,736)	(6,064,735)	37,049,303

Net income		5,223,393			5,223,393	$5,223,393
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $35,869			69,628		69,628	69,628

Comprehensive income						$5,293,021

Cash dividends paid ($3.50 per share)		(2,240,163)			(2,240,163)
Purchase of Treasury Stock, at cost (9,118 shares)				(968,364)	(968,364)

BALANCE, DECEMBER 31, 2006	$8,846,670	$37,315,334	$4,892	$(7,033,099)	$39,133,797

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$5,223,393	$4,210,868	$3,419,408
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	214,514	376,722	225,000
Depreciation, amortization and accretion, net	294,640	282,704	395,031
Gain on sale of loans, net	(35,207)	(72,492)	(62,777)
Origination of loans held for sale	(8,691,135)	(12,287,154)	(11,567,660)
Proceeds from the sale of loans	8,648,442	12,432,545	11,984,386
Federal Home Loan Bank stock dividend	(72,200)	(55,200)	(46,500)
Net changes in:
Accrued interest and other assets	(364,131)	(196,631)	(2,838,759)
Accrued interest and other liabilities	98,705	457,997	39,800

Net cash provided by operating activities	5,317,021	5,149,359	1,547,929

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	2,564,933	5,246,396	8,202,151
Purchases	(22,874,680)	(9,951,484)	(563,104)
Investment securities held to maturity:
Proceeds from maturities and repayments	5,174,959	5,743,430	4,843,728
Purchases	(4,346,635)	(396,456)	(235,000)
Net decrease (increase) in loans	14,095,363	7,542,647	(15,758,177)
Purchase of premises and equipment	(874,329)	(1,269,333)	(329,272)
Net proceeds OREO other real estate owned	620,000	—	—

Net cash (used in) provided by investing activities	(5,640,389)	6,915,200	(3,839,674)

FINANCING ACTIVITIES
Net increase in deposits	13,951,362	3,000,389	5,624,947
Proceeds from Federal Home Loan Bank advances	—	1,700,000	6,035,000
Repayment of Federal Home Loan Bank advances	(2,745,680)	(2,556,291)	(2,634,463)
Net increase (decrease) in short-term borrowings	1,700,281	(120,000)	(635,000)
Purchase of treasury shares	(968,364)	(982,824)	(699,614)
Cash dividends paid	(2,240,163)	(1,437,738)	(1,291,144)

Net cash provided by (used in) financing activities	9,697,436	(396,464)	6,399,726

Increase (decrease) in cash and cash equivalents	9,374,068	11,668,095	4,107,981

Cash and cash equivalents at beginning of year	33,331,294	21,663,199	17,555,218

Cash and cash equivalents at end of year	$42,705,362	$33,331,294	$21,663,199

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Intangible Assets

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2006 and 2005 respectively, net goodwill was $1,329,249 and $1,329,249. The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

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

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 155, Accounting for Certain Hybrid Instruments, as an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. FAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. This Interpretation clarifies that management is expected to evaluate an income tax position taken or expected to be taken for likelihood of realization before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006, and will require management to evaluate every open tax position that exists in every jurisdiction on the date of initial adoption. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-5(“EITF 06-5”), Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

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

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2006, 2005 and 2004 were $5,817,972, $4,086,202, and $3,275,495, respectively. Cash payments for income taxes for 2006, 2005, and 2004 were $1,981,287, $1,233,912, and $883,858 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders’ equity or net income.

2.	FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

	2006			2005
Institution	Rate	Maturity	Balance	Rate	Maturity	Balance
National City Bank	5.06%	1-02-07	$17,973,000	3.94%	1-02-06	$10,600,000
Great Lakes Bankers Bank	5.16%	1-02-07	10,000,000	4.15%	1-02-06	7,700,000

			$27,973,000			$18,300,000

3. INVESTMENT SECURITIES

The amortized cost of securities and their estimated fair values are as follows:

Securities Available for Sale

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$34,745,564	$106,828	$99,417	$34,752,975

Total	$34,745,564	$106,828	$99,417	$34,752,975

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$14,405,286	$12,921	$111,007	$14,307,200

Total	$14,405,286	$12,921	$111,007	$14,307,200

Securities Held to Maturity

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$29,992,583	$744,130	$52,492	$30,684,221

Total	$29,992,583	$744,130	$52,492	$30,684,221

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$30,770,829	$996,010	$69,932	$31,696,907

Total	$30,770,829	$996,010	$69,932	$31,696,907

3.	INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair values of debt securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$3,998,899	$3,982,190	$3,368,591	$3,385,407
Due after one year through five years	29,790,378	29,837,660	15,322,041	15,666,720
Due after five through ten years	658,074	644,871	10,524,938	10,848,511
Due after ten years	298,213	288,254	777,013	783,583

	$34,745,564	$34,752,975	$29,992,583	$30,684,221

Investment securities with an approximate carrying value of $34,929,000 and $32,595,000 at December 31, 2006 and 2005, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005. As of December 31, 2006, there were a total of 44 securities in a loss position.

	2006
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$8,973,810	$25,972	$7,630,037	$73,445	$16,603,847	$99,417
Obligations of states and Political subdivisions	1,468,099	5,329	2,160,399	47,163	3,628,498	52,492

Total debt securities	$10,441,909	$31,301	$9,790,436	$120,608	$20,232,345	$151,909

	2005
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$7,687,525	$63,972	$2,505,467	$47,035	$10,192,992	$111,007
Obligations of states and Political subdivisions	2,249,380	23,085	1,599,113	46,847	3,848,493	69,932

Total debt securities	$9,936,905	$87,057	$4,104,580	$93,882	$14,041,485	$180,939

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

4.	LOANS

Major classification of loans are summarized as follows:

	2006	2005
Real estate – residential	$77,024,815	$90,976,398
Real estate – farm	13,367,589	14,550,237
Real estate – commercial	50,147,368	47,312,047
Real estate – construction	10,917,038	9,446,729
Commercial and other loans	36,225,488	38,399,400
Consumer and credit loans	6,940,764	8,216,453

	194,623,062	208,901,264
Less allowance for loan losses	(2,393,705)	(2,313,313)
Less net deferred loan fees	(297,288)	(346,005)

Loans, net	$191,932,069	$206,241,946

Loans held for sale at December 31, 2006 and 2005 were $172,500 and $94,600 respectively. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $53,327,778 and $50,287,462 at December 31, 2006 and 2005, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management’s opinion, these loans did not meet the definition of impaired loans.

	2006	2005	2004
Principal outstanding	$471,101	$631,791	$1,094,922
Contractual interest due	$54,227	$31,115	$38,263
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2006 and 2005, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $120,000 for the year ended December 31, 2006 is as follows:

Balance December 31, 2005	Additions	Amounts Collected	Balance December 31, 2006
$3,353,229	$572,549	$219,086	$3,706,692

5.	ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2006	2005	2004
Balance, January 1	$2,313,313	$2,645,981	$2,701,943
Add:
Provision charged to operations	214,514	376,722	225,000
Loan recoveries	360,199	74,953	74,942
Less: Loans charged off	(494,319)	(784,343)	(355,904)

Balance, December 31	$2,393,705	$2,313,313	$2,645,981

6.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2006	2005
Land	$2,050,242	$1,775,541
Building and improvements	4,484,824	4,165,964
Leasehold improvements	75,619	75,619
Furniture, fixtures and equipment	3,939,690	4,223,945
Other Real Estate Owned	80,000	700,000

	10,630,375	10,941,069
Less accumulated depreciation	(4,916,779)	(5,106,553)

Total	$5,713,596	$5,834,516

Depreciation expense charged to operations was $368,995 for 2006, $378,558 for 2005, and $408,422 for 2004.

7.	GOODWILL

As of December 31, 2006 and 2005, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249.

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

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $46,956,911 and $38,459,171 at December 31, 2006 and 2005, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,502,305 in 2006, $1,010,191 in 2005, and $661,560 in 2004.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2006.

3 months or less	$8,943,025
Over 3 through 6 months	4,908,561
Over 6 through 12 months	21,839,119
Over 12 months	11,266,206

Total	$46,956,911

8.	DEPOSITS (CONTINUED)

The following table sets forth the remaining maturity of all time deposits at December 31, 2006.

12 month or less	$91,338,779
12 months through 24 months	25,328,133
24 months through 36 months	11,671,391
36 months through 48 months	2,721,054
48 months through 60 months	1,264,472
Over 60 months	15,274

$132,339,103

9.	SHORT-TERM BORROWINGS

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

	2006	2005
Short-term borrowings:
Ending balance	$5,310,281	$3,610,000
Maximum month-end balance during the year	5,310,281	5,275,000
Average month-end balance during the year	4,389,190	4,159,999
Weighted average at year end	3.06%	1.96%
Weighted average rate during the year	2.79%	1.14%

The Company has pledged investment securities with carrying values of $6,001,590 and $4,944,376 as of December 31, 2006 and 2005, respectively, as collateral for the repurchase agreements.

10.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2006 through 2017. Interest rates range from 3.59% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2006 are as follows:

Year Ending December 31,	Amount
2007	$689,160
2008	667,030
2009	648,649
2010	566,645
2011	228,582
2012 and thereafter	443,305

Total	$3,243,371

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2006 the Bank had a borrowing capacity of approximately $43.9 million with the FHLB. At December 31, 2006 and 2005 there was $3,243,371 and $5,989,051, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2006 and 2005 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

Both plans cover substantially all employees with one year of service and attained age 21. For 2006, the annual contribution to a participant’s retirement account may not exceed $44,000.

The pension costs charged to operating expense for the years 2006, 2005 and 2004 amounted to $301,650, $275,660 and $253,812, respectively.

12.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2006	2005	2004
Professional fees	$327,579	$313,062	$190,389
Franchise tax	460,580	438,630	433,920
Telephone	160,381	158,748	154,739
Stationery, supplies and printing	173,147	160,646	165,140
Postage, express and freight	171,752	155,388	156,279
Data processing	157,012	148,822	167,532
Other	1,027,554	1,014,020	928,677

Total	$2,478,005	$2,389,316	$2,196,676

13.	OPERATING LEASES

The bank leases the space housing the German Village branch located in Berlin, Ohio. The lease expires in seven years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$18,900
1 to 3 years	37,800
3 to 5 years	38,942
Greater than 5 years	269,004

$364,646

14.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2006	2005	2004
Current payable	$1,731,861	$1,516,365	$884,920
Deferred	260,100	(2,897)	96,257

Total provision	$1,991,961	$1,513,468	$981,177

14.	INCOME TAXES (CONTINUED)

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2006		2005		2004
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$2,453,220	34.0%	$1,946,274	34.0%	$1,496,199	34.0%
Tax exempt income	(485,601)	(7.0)	(519,659)	(9.1)	(579,220)	(13.2)
Non-deductible interest
Expense	31,167	0.4	33,291	0.6	30,376.7
Other, net	(6,825)	(0.2)	53,562	0.9	33,822.7

Tax expense and effective rate	$1,991,961	27.2%	$1,513,468	26.4%	$981,177	22.2%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2006	2005
Deferred Tax Assets:
Allowance for loan losses	$617,497	$786,526
Deferred loan fees	3,035	5,075
Net unrealized loss on securities	—	33,349

Deferred tax asset	620,532	824,950

Deferred Tax Liabilities:
Premise and equipment	335,041	316,520
Stock dividends	218,892	194,344
Net unrealized gain on securities	2,583	—
Other, net	140,901	130,871

Deferred tax liabilities	$697,417	641,735

Net deferred tax (liabilities) assets	$(76,885)	$183,215

No valuation allowance was established at December 31, 2005 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2006	2005
Commitments to extend credit	$38,064,000	$35,011,000
Standby letters of credit	1,097,000	730,000

Total	$39,161,000	$35,741,000

15.	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2006 or 2005.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

16.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2007, without the approval of the regulatory authorities, is approximately $3,567,454 plus 2007 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $3,798,000 and $3,957,000 at December 31, 2006 and 2005, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2006 and 2005.

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

As of December 31, 2006 and 2005, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2006		2005
	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)

Actual	$40,194	19.09%	$38,098	17.38%
For Capital Adequacy Purposes	16,844	8.00	17,539	8.00
To be well capitalized	21,055	10.00	21,924	10.00

Tier 1 Capital (to Risk Weighted Assets)

Actual	37,800	17.95%	$35,785	16.32%
For Capital Adequacy Purposes	8,422	4.00	8,770	4.00
To be well capitalized	12,633	6.00	13,154	6.00

Tier 1 Capital (to Average Assets)

Actual	37,800	12.33%	$35,785	12.07%
For Capital Adequacy Purposes	12,266	4.00	11,854	4.00
To be well capitalized	15,333	5.00	14,818	5.00

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$14,732,362	$14,732,362	$15,031,294	$15,031,294
Federal funds sold	27,973,000	27,973,000	18,300,000	18,300,000
Securities available for sale	34,752,975	34,752,975	14,307,200	14,307,200
Securities held to maturity	29,992,583	30,684,000	30,770,829	31,696,907
Net loans	191,932,069	194,179,973	206,241,946	208,546,387
Loans held for sale	172,500	89,027	94,600	95,613
Accrued interest receivable	1,396,267	1,396,267	1,145,875	1,145,875
Regulatory Stock	1,661,210	1,661,210	1,589,010	1,589,010
Bank Owned Life Insurance	3,272,451	3,272,451	3,141,889	3,141,889

Financial liabilities:
Deposits	$264,300,512	$264,271,409	$250,349,150	$242,227,000
Federal Home Loan Bank advances	3,243,371	3,378,000	5,989,051	6,010,000
Short term borrowings	5,310,281	5,310,281	3,610,000	3,610,000
Accrued interest payable	335,751	335,751	234,237	234,237

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

19.	PARENT COMPANY

The following are parent only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2006	2005
ASSETS
Cash	$314,318	$338,484
Dividends Cash	142,185	130,280
Investment in bank subsidiary	38,819,421	36,710,818

Total assets	$39,275,924	$37,179,582

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend Checks Outstanding	$142,127	$130,280
Shareholders’ equity	39,133,797	37,049,302

Total liabilities and shareholders’ equity	$39,275,924	$37,179,582

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2006	2005	2004
INCOME
Dividends from bank subsidiary	$3,225,000	$2,750,000	$1,825,000

Operating expenses	61,487	102,415	50

Income before income taxes	3,163,513	2,647,585	1,824,950

Income tax benefit	(20,905)	(34,804)	(17)

Income before equity in undistributed net income of subsidiary	3,184,418	2,682,389	1,824,967

Equity in undistributed net income of subsidiary	2,038,975	1,528,479	1,594,441

NET INCOME	$5,223,393	$4,210,868	$3,419,408

19.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$5,223,393	$4,210,868	$3,419,408
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(2,038,975)	(1,528,479)	(1,594,441)
(Increase) decrease in other assets	—	—	(17)
Increase in other liabilities	11,848	51,198	—

Net cash provided by operating activities	3,196,266	2,733,587	1,824,950

FINANCING ACTIVITIES
Purchase of treasury shares	(968,364)	(982,824)	(699,614)
Dividends paid	(2,240,163)	(1,437,738)	(1,291,144)
Advance from subsidiary	—	50,937	—

Net cash used in financing activities	(3,208,527)	(2,369,625)	(1,990,758)

INCREASE (DECREASE) IN CASH	(12,261)	363,962	(165,808)

CASH AT BEGINNING OF YEAR	468,764	104,802	270,610

CASH AT END OF YEAR	$456,503	$468,764	$104,802

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2006	June 2006	September 2006	December 2006
Total interest income	$4,711	$4,954	$5,110	$5,264
Total interest expense	1,258	1,389	1,528	1,745

Net interest income	3,453	3,565	3,582	3,519
Provision for loan losses	60	60	—	95

Net interest income after provision for loans losses	3,393	3,505	3,582	3,424

Total other income	310	317	304	376
Total other expense	2,119	1,914	2,017	1,946

Income before income taxes	1,584	1,908	1,869	1,854
Income taxes	422	560	508	502

Net income	$1,162	$1,348	$1,361	$1,352

Per share data:
Net earnings	$1.80	$2.10	$2.12	$2.12

Weighted average shares outstanding	645,729	642,346	641,491	639,079

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)(CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2005	June 2005	September 2005	December 2005
Total interest income	$3,768	$4,018	$4,274	$4,558
Total interest expense	865	998	1,101	1,205

Net interest income	2,903	3,020	3,173	3,353
Provision for loan losses	75	75	30	197

Net interest income after provision for loans losses	2,828	2,945	3,143	3,156

Total other income	311	361	300	293
Total other expense	2,045	1,743	1,939	1,886

Income before income taxes	1,094	1,563	1,504	1,563
Income taxes	249	425	403	436

Net income	$845	$1,138	$1,101	$1,127

Per share data:
Net earnings	$1.29	$1.73	$1.69	$1.73

Weighted average shares outstanding	657,046	656,402	653,225	650,482