Form 10-K, Exhibit 13
period 2007-12-31
KILLBUCK BANCSHARES INC
filed 2008-03-27
CIK 1060455

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

Quarter Ended		High	Low	Cash Dividends Paid
2007	March 31	$113.47	$111.17	N/A
	June 30	114.56	113.13	$1.35
	September 30	117.76	115.43	N/A
	December 31	119.14	116.49	$2.40

2006	March 31	$105.42	$102.50	N/A
	June 30	106.66	103.00	$1.20
	September 30	110.85	103.00	N/A
	December 31	111.76	109.10	$2.30

At December 31, 2007, the Company had approximately 1,016 shareholders of record.

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Company’s stock, these prices may not reflect the prices at which the stock would trade in a more active market.

Cash dividends are paid on a semi-annual basis. Included in the December 15, 2007 dividend of $2.40 per share was a special one-time dividend of $1.00 per share. This special dividend will not be repeated in the foreseeable future.

Performance Graph – Five-Year Shareholder Return Comparison

The following chart compares the five-year cumulative return on $100 invested on December 31, 2002 in each of the following: (1) Common Stock of Killbuck Bancshares, Inc.; (2) the Dow Jones US Index; and (3) the Dow Jones US Banks Index.

	12/02	12/03	12/04	12/05	12/06	12/07
Killbuck Bancshares, Inc.	100.00	100.92	107.65	118.78	134.05	143.94
Dow Jones US	100.00	130.75	146.45	155.72	179.96	190.77
Dow Jones US Banks	100.00	132.94	152.03	155.32	182.84	136.79

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,
	2007	2006	2005	2004	2003
For The Year:
Total interest income	$21,680	$20,038	$16,618	$14,033	$14,283
Total interest expense	8,068	5,919	4,169	3,264	4,017

Net interest income	13,612	14,119	12,449	10,769	10,266
Provision for loan losses	127	215	377	225	390

Net interest income after provision for loan losses	13,485	13,904	12,072	10,544	9,876
Total non-interest income	1,482	1,307	1,265	1,015	1,120
Total non-interest expense	8,169	7,996	7,613	7,158	7,045

Income before income taxes	6,798	7,215	5,724	4,401	3,951
Income tax expense	1,893	1,992	1,513	982	742

Net income	$4,905	$5,223	$4,211	$3,419	$3,209

Per share data
Net earnings	$7.73	$8.14	$6.44	$5.16	$4.75
Dividends	$3.75	$3.50	$2.20	$1.95	$1.85
Book value (at period end)	$65.31	$61.28	$57.20	$53.78	$51.24

Average no. of shares outstanding	634,458	641,759	653,996	662,130	676,133

Year-end balances:
Total loans	$199,299	$194,623	$208,901	$217,173	$201,697
Securities	83,668	64,746	45,078	45,769	58,211
Total assets	336,337	313,205	298,050	293,867	284,139
Deposits	285,451	264,301	250,349	247,349	241,724
Borrowings	8,282	8,554	9,599	10,575	7,810
Shareholders’ equity	41,118	39,134	37,049	35,359	34,062

Significant ratios:
Return on average assets	1.51%	1.74%	1.44%	1.18%	1.13%
Return on average equity	12.88	14.58	12.24	10.26	9.77
Dividends per share to net income per share	48.51	43.03	34.16	37.72	38.95
Average equity to average assets	11.75	11.96	11.79	11.55	11.53
Loans to deposits	69.82	73.64	83.44	87.80	83.44
Allowance for loan loss to total loans	1.26	1.23	1.11	1.22	1.34

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

A loan production facility was opened in Millersburg, Ohio in July 2003. This facility allowed us to concentrate our Millersburg lenders into one location to provide better service, more office space, and new business opportunities with a commercial calling officer. In April of 2004, a branch facility opened in the German Village grocery store complex in Berlin, Ohio. In November 2007, the Berlin branch was relocated from an older building with traffic congestion to a new larger facility with ample access and parking. Both locations provide a greater level of convenience to the Berlin community.

RESULTS OF OPERATIONS

Summary

For 2007, we recorded net income of $4.9 million compared to $5.2 million for 2006 and $4.2 million for 2005.

Non-interest income was $1.5 million for 2007 compared to $1.3 million for 2006 and $1.3 million for 2005.

Total non-interest expenses were $8.2 million in 2007 compared to $8.0 million in 2006 and $7.6 million in 2005.

Earnings per share for 2007 were $7.73 compared to $8.14 for 2006 and $6.44 for 2005.

NET INTEREST INCOME

Our net interest income decreased by $507,000 in 2007 from 2006 and increased by $1,670,000 in 2006 from 2005.

Total interest income increased by $1,642,000 or 8.2% for 2007 from 2006. The increase for 2007 resulted primarily from an increase of $1,058,000 or 97.4% in interest income on Investment securities – taxable. Investment income on taxable securities of approximately $2,144,000 for 2007 compares to $1,086,000 for 2006. The increase in this investment income on taxable securities is primarily due to an increase in volume. Average investment balances on taxable securities were $41,603,000 compared to $22,136,000 and the yields were 5.15% compared to 4.91% for 2007 and 2006, respectively. The average balances of the investment portfolio increased due to decreasing loan demand and deposit growth. See “Average Balance Sheet” for the year ended December 31, 2007 and 2006. The $402,000 or 2.5% increase in loan interest income resulted primarily from increases in the current yield on the loan portfolios. The current yield on the average loan portfolios increased from 8.09% to 8.28%. The increase in the current yield was a result of the loans repricing. The average loan portfolio increased only $167,000 or .08% for 2007 due to greater competitive loan pricing.

Total interest income increased by $3,420,000 or 20.6% for 2006 from 2005. The increase for 2006 resulted primarily from an increase of $2,158,000 in interest income on loans. The increases in loan interest income resulted primarily from increases in the current yield on the loan portfolios. The current yield on the average loan portfolios increased from 6.60% to 8.09%. The increase in the current yield was a result of the loans repricing replacing historically low interest rates. The average loan portfolio decreased $12.0 million or 5.6% for 2006. The $584,000 increase in investment interest income resulted primarily from increases in the average volume in the investment portfolio as well as increases in the current yield on the investment portfolio. The average balances of the investment portfolio increased by $9.7 million or 20.9% for 2006 from 2005 and the yields increased from 4.33% to 4.63% due to the rate environment.

The yield on earning assets was 7.17%, 7.16%, and 6.09% for 2007, 2006, and 2005 respectively. The yield on earning assets rose slightly during 2007 and ended near their beginning point. The increase in the yield on earning assets in 2006 was attributable to the general increase in interest rates.

Interest expense for 2007 increased by $2,149,000 or 36.3% from 2006. The increase was primarily due to an increase in the cost on interest bearing liabilities, which increased 64 basis points from 2.77% in 2006 to 3.41% in 2007, and increased 78 basis points from 1.99% in 2005 to 2.77% in 2006. The increase for 2007 is due to an increase in the volume as well as the cost of time deposits. The average volume of time deposits increased $27,751,000 or 23.8% from 2006 to 2007. The cost of time deposits increased 72 basis points from 3.93% to 4.65%.

The average volume of money market deposits increased $1.1 million in 2007. Interest-bearing demand deposits and savings deposits decreased $3.4 million and $2.3 million respectively in 2007. The volume increases in time deposits and money market deposits and the decreases in other deposit categories are primarily due to the changing interest rate environment. The funds are shifting into the highest yielding deposits.

The average volume of time deposits and money market deposits increased $9.2 million and $.6 million, while interest bearing demand deposits and savings deposits decreased $1.5 million and $2.5 million respectively for 2006.

The cost on average interest-bearing liabilities was 3.41% for 2007 and 2.77% for 2006, and 1.99% for 2005.

Mainly due to an increase in the current cost on average interest-bearing liabilities, the net yield on earning assets has decreased this year reversing the rising trend of prior years. The net yield on average interest-earning assets is 4.50%, 5.04% and 4.56% for 2007, 2006 and 2005 respectively. Management believes this trend may continue due to the current competitive loan pricing environment even while the cost on average interest-bearing liabilities will start to decrease.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2007			2006			2005
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$202,692	16,784	8.28%	$202,525	16,382	8.09%	$215,486	14,224	6.60%
Securities – taxable (4)	41,603	2,144	5.15%	22,136	1,086	4.91%	9,863	400	4.06%
Securities – nontaxable	31,955	1,405	4.40%	32,034	1,406	4.39%	34,719	1,525	4.39%
Securities – Equity (4)(5)	1,681	105	6.25%	1,632	93	5.73%	1,565	76	4.86%
Federal funds sold	24,515	1,242	5.07%	21,657	1,071	4.95%	11,182	393	3.51%

Total interest-earnings assets	302,446	21,680	7.17%	279,984	20,038	7.16%	272,815	16,618	6.09%

Noninterest-earning assets
Cash and due from other Institutions	10,757			9,851			9,801
Premises and equipment, net	5,952			5,293			5,175
Accrued interest	1,502			1,195			893
Other assets	5,843			5,725			5,644
Less allowance for loan losses	(2,477)			(2,407)			(2,510)

Total	$324,023			$299,641			$291,818

Liabilities and Shareholders Equity
Interest bearing liabilities:
Interest bearing demand	27,255	158	0.58%	30,668	176	0.57%	32,117	162	0.50%
Money market accounts	18,961	506	2.67%	17,837	418	2.34%	17,196	235	1.37%
Savings deposits	37,274	382	1.02%	39,588	377	0.95%	42,049	315	0.75%
Time deposits	144,597	6,724	4.65%	116,846	4,587	3.93%	107,701	3,129	2.91%
Short term borrowings	5,456	135	2.47%	4,193	117	2.79%	4,140	47	1.14%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2007			2006			2005
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	2,855	163	5.71%	4,683	244	5.20%	6,084	281	4.62%

Total interest bearing liabilities	236,398	8,068	3.41%	213,815	5,919	2.77%	209,287	4,169	1.99%

Noninterest bearing liabilities:
Demand deposits	45,452			45,995			44,856
Accrued expenses and other liabilities	4,101			3,993			3,265
Shareholder’s equity	38,072			35,838			34,410

Total	$324,023			$299,641			$291,818

Net interest income		$13,612			$14,119			$12,449

Interest rate spread (6)			3.76%			4.39%			4.10%

Net yield on interest earning assets (7)			4.50%			5.04%			4.56%

(1)	For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2)	Included in loan interest income are loan related fees of $353,095, $326,356, and $292,727 in 2007, 2006, and 2005, respectively.
(3)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers Bank.
(6)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2007 Compared to 2006			2006 Compared to 2005
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$14	$388	$402	$(856)	$3,014	$2,158
Securities – taxable	955	103	1,058	498	188	686
Securities – nontaxable	(3)	2	(1)	(118)	(1)	(119)
Securities – equities	3	9	12	3	14	17
Federal funds sold	141	30	171	368	310	678

Total interest earning Assets	1,110	532	1,642	(105)	3,525	3,420

Interest expense
Interest bearing demand	(20)	2	(18)	(7)	21	14
Money market accounts	26	62	88	9	174	183
Savings deposits	(22)	27	5	(18)	80	62
Time deposits	1,089	1,048	2,137	266	1,192	1,458
Short-term borrowing	35	(17)	18	1	69	70
Federal Home Loan Bank
Advances	(95)	14	(81)	(64)	27	(37)

Total interest bearing Liabilities	1,013	1,136	2,149	187	1,563	1,750

Net change in interest income	$97	$(604)	$(507)	$(292)	$1,962	$1,670

Provision for Loan Losses

The provision for loan losses was $127,119 for 2007, $214,514 for 2006, and $376,722 for 2005. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.26%, 1.23%, and 1.11% for 2007, 2006 and 2005 respectively.

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

Noninterest Income

Total non-interest income, which is comprised principally of fees and charges on customers’ deposit accounts increased $175,000 or 13.4% to $1,482,000 in 2007 from $1,307,000 in 2006 and a $43,000 or 3.4% increase from $1,264,000 for 2005. NSF Service charges increased $197,000 or 32.3% in 2007. This increase is due to the overdraft program, which began in the fourth quarter 2006. In 2006, NSF service charges increased $127,000 or 26.3% due mainly to the new overdraft program. The Bank sells fixed rate loans in the secondary market. Due to market conditions, the Bank originated and sold $2.9 million less of these loans in 2007 compared to 2006. Gains for these sales were $21,000 in 2007, $35,000 in 2006, and $72,000 in 2005.

Other Income decreased $13,000 or 4.1% to $303,000 in 2007 from $316,000 for 2006, due primarily from the decrease in income from the alternative investment service of approximately $9,000. This income was $30,000 for 2007 and $39,000 for 2006 and $66,000 for 2005. In 2006, Other Income decreased $52,000 due primarily to the $27,000 decrease in income from the alternative investment service.

Noninterest Expense

Total non-interest expense increased $173,000 or 2.2% to $8,169,000 in 2007 as compared to $7,996,000 in 2006 and increased $383,000 or 5.0% for 2006 from $7,613,000 in 2005.

Salary and employee benefits for 2007 totaled $4,757,000, an increase of $214,000 or 4.7% from $4,543,000 in 2006 and increased $254,000 or 5.9% from $4,289,000 in 2005. Approximately $68,000 of the increase is due to medical group insurance costs. These remaining increases are due to normal increases for annual salary raises and employee benefits. The increase for 2006 was attributable to higher medical group insurance costs due to the insurer mandating a higher limit for the partially self-funded plan, staff additions, and normal recurring employee cost increases for salary and employee benefits.

Occupancy and equipment expense increased $6,000 in 2007 and increased $40,000 in 2006. The changes were attributable to changes in items that are normal and recurring in nature. In 2006, approximately $31,000 is attributable to the timing in recording of Real Estate Taxes.

Other operating expenses for 2007 totaled $2,431,000, a $47,000 or 1.9% decrease from the $2,478,000 reported in 2006 and an $89,000 or 3.7% increase from the $2,389,000 reported in 2005. Professional fees decreased approximately $51,000 or 15.5 % from $328,000 in 2006 to $277,000 for 2007. Approximately $7,200 of the decrease is related to no longer utilizing the services of a Human Resources consultant, approximately $19,000 was related to a Human Resources Recruiter, approximately $8,000 was related to strategic planning, and approximately $7,000 was related to new product development. Professional fees relating to legal expenses decreased approximately $11,000. The changes in the remaining expense accounts were attributable to increases/decreases in items that are normal and recurring in nature.

In 2006, Professional fees increased approximately $15,000 or 4.6 % from $313,000 in 2005 to $328,000. Professional fees related to consultants increased approximately $33,000 of which approximately $19,000 was related to a Human Resources Recruiter, approximately $8,000 was related to strategic planning, and approximately $7,000 was related to new product development.

Income Tax Expense

Income tax expense decreased $99,000 for 2007 to $1,893,000 from $1,992,000 in 2006; and increased $479,000 for 2006 to $1,992,000 from $1,513,000 in 2005. The effective rate on taxes for 2007, 2006 and 2005 was 27.9%, 27.2% and 26.4% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2007 and 2006

Total assets at December 31, 2007 amounted to $336.3 million, an increase of $23.1 million compared to $313.2 million at December 31, 2006.

Cash and cash equivalents decreased $1.5 million or 3.5% from December 31, 2006 to December 31, 2007, with liquid funds held in the form of federal funds sold increasing $1.4 million. The increase in federal funds sold at December 31, 2007 is the excess of funds from the net increase in deposits that was not used in investing activities, financing activities, or operating activities.

Total investment securities increased $18.9 million or 29.2% from December 31, 2006 to December 31, 2007. The increase in investments was due to the excess funds available due to the slow demand in loans and the planned effort to rebuild the securities portfolio. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $199.3 million at December 31, 2007 an increase of $4.7 million or 2.4% from $194.6 million at December 31, 2006. Even though totals loans increased, the overall conservative nature of the people in the communities we serve is evident. The commercial real estate loan portfolio increased approximately $9.7 million, the commercial and other loan portfolio increased approximately $5.4 million, and the consumer and credit loan portfolio increased approximately $.3 million while the residential real estate loan portfolio, the agriculture real estate loan portfolio, and the construction real estate loan portfolio decreased $4.2 million, $3.4 million, and $3.1 million respectively.

The mix of the residential 1 to 4 family mortgages continued to change due to the increase in lending rates. The fixed rate mortgages continued to increase while the adjustable rate mortgages continued to decrease. Residential 1 to 4 family fixed rate mortgages increased by approximately $4.1 million from 2006. In the late 1990’s, we began offering residential mortgage customers a fixed rate product. This program enabled us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $5.8 million and $8.8 million of loans in 2007 and 2006. Profit on the sale of these loans was $21,000 and $35,000 for 2007 and 2006. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $21.2 million or 8.0% from December 31, 2006 to December 31, 2007. Non-interest bearing demand deposit accounts, money market deposits, and time deposits increased $2.5 million, $1.3 million and $20.7 million, respectively. The interest bearing demand deposits and savings deposits decreased $3.0 million, and $.3 million, respectively. The increases are attributable to new deposit account growth and internal movement of existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2007 and 2006. Information related to the maturity of time deposits of $100,000 and over at December 31, 2007 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $2.5 million and $3.2 million at December 31, 2007 and 2006 respectively. In 2007, there were no new advances. Additional information on the Federal Home Loan Bank Advances is presented in Note 10 of the accompanying consolidated financial statements.

Shareholders’ equity increased $2.0 million during 2007 to $41.1 million at December 31, 2007 from $39.1 million at December 31, 2006. This increase was the result of $4.9 million in net earnings during the year, a net unrealized gain on securities available for sale of $.5 million, and Cash Dividends paid totaling $2.4 million. The Company also purchased treasury stock for $1.0 million. Treasury stock purchases are monitored against the Company’s Strategic Plan and the goals set forth in the plan. The Treasury stock purchases have not exceeded the Strategic Plan’s guidelines for 2007.

Market Risk and Asset/Liability Management

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk. Currently, we have equity securities that represent only 2.0% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

Management expected interest rates to stabilize and begin to fall in 2007; therefore, we began to align the balance sheet for liabilities to begin repricing more quickly than earning assets, which resulted in the positive Gap decreasing significantly. Management anticipates the cost on average interest-bearing liabilities to begin decreasing; however, since these rates never returned to the levels before the historic lows, there is not a lot of room to lower them. While the current competitive loan-pricing environment continues to exert a downward pressure on the yields on loans, which was a significant component of the net yield on earning assets in 2007, the net interest margin is expected to continue experiencing compression in 2008.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, we have originated variable rate loans and as of December 31, 2007, they comprised approximately 72.9% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short-term and long-term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio. The liquidity ratio as of December 31, 2007 and 2006 are 28% and 25%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $5.1 million and $5.3 million in cash during 2007 and 2006 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $24.1 million in funds during 2007 principally by the net purchases of investments, the net funding of loans, and the net purchase of fixed assets of $18.2 million, $4.7 million, and $1.3 million respectively; and provided funds from the net proceeds from the sale of Other Real Estate Owned (OREO) totaling $.1 million. These activities used $5.6 million in funds during 2006 principally by the net purchases of investments and the net purchase of technology and fixed assets of $19.4 million and $.9 million, respectively; and provided funds by the net payments of loans of $14.1 million and from the net proceeds from the sale of OREO totaling $.6 million.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, purchase of treasury stock, and the payment of dividends. For 2007, financing activities provided $17.5 million, comprised mainly of net deposit increases of $21.2 million and net increase in short-term borrowings of $.4 million; and used funds in the repayment of Federal Home Loan Bank advances of $.7 million, the purchase of treasury stock of $1.0 million, and the payment of dividends of $2.4 million.

For 2006, financing activities provided $9.7 million in funds, comprised mainly of net deposit increases of $13.9 million and net increase in short-term borrowings of $1.7 million; and used $5.9 million in funds in repayment of Federal Home Loan Bank advances of $2.7 million, purchase of treasury stock of $1.0 million and payment of dividends of $2.2 million.

In addition to using the loan, investment, and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2007.

Our regulatory capital position at December 31, 2007, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 17 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, the Bank has originated variable rate loans and as of December 31, 2007, they comprised approximately 72.9% of the total loan portfolio.

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

Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing in a future period. These differences are known as interest sensitivity gaps. The Bank utilizes gap management as the primary means of measuring interest rate risk. Gap analysis identifies and quantifies the Bank’s exposure or vulnerability to changes in interest rates in relationship to the Bank’s interest rate sensitivity position. A rate sensitive asset or liability is one, which is capable of being repriced (i.e., the interest rate can be adjusted or principal can be reinvested) within a specified period of time. Subtracting total rate sensitive liabilities (RSL) from total rate sensitive assets (RSA) within specified time horizons nets the Bank’s gap positions. These gaps reflect the Bank’s exposure to changes in market interest rates, as discussed below.

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

The Bank conducts the rate sensitivity analysis using a simulation model, which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement. The model also calculates earnings of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease. Such analysis translates interest rate movements and the Bank’s rate sensitivity position into dollar amounts by which earnings may fluctuate as a result of rate changes. A 2% immediate increase in interest rates would increase earnings by 7.0% and a 2% immediate decrease in interest rates would decrease earnings by 6.9%.

The data included in the table that follows indicates that the Bank is asset sensitive within one year. Generally, an asset sensitive gap could negatively affect net interest income in an environment of decreasing interest rates as a greater amount of interest bearing assets could be repricing at lower rates. During times of rising interest rates, an asset sensitive gap could positively affect net interest income, as rates would be increased on a larger volume of assets as compared to deposits. As a result, interest income would increase more rapidly than interest expense. A liability sensitive gap indicates that declining interest rates could positively affect net interest income, as expense of liabilities would decrease more rapidly than interest income would decline. Conversely, rising rates could negatively affect net interest income, as income from assets would increase less rapidly than deposit costs. Although rate sensitivity analysis enables the Bank to minimize interest rate risk, the magnitude of rate increases or decreases on assets versus liabilities may not correlate directly. As a result, fluctuations in interest spreads can occur even when repricing capabilities are perfectly matched.

It is the policy of the Bank to generally maintain a gap ratio within a range that is minus 10 percent to plus 20 percent of total assets for the time horizon of one year. When Management believes that interest rates will increase it can take actions to increase the RSA/RSL ratios. When Management believes interest rates will decline, it can take actions to decrease the RSA/RSL ratio.

Changes in market interest rates can also affect the Bank’s liquidity position through the impact rate changes may have on the market value of the Bank’s investment portfolio. Rapid increases in market rates can negatively impact the market values of investment securities. As securities values decline, it becomes more difficult to sell investments to meet liquidity demands without incurring a loss. The Bank can address this by increasing liquid funds, which may be utilized to meet unexpected liquidity needs when a decline occurs in the value of securities.

The following table presents the Bank’s interest rate sensitivity gap position as of December 31, 2007 (dollars in thousands):

INTEREST RATE SENSITIVITY GAPS

(IN THOUSANDS)

	2008	2009	2010	2011	2012	Thereafter	Total
Interest-earnings assets:
Loans:
Fixed	$17,855	$8,665	$5,618	$4,573	$3,486	$13,806	$54,003
Variable	104,986	11,023	10,464	9,295	5,876	3,652	145,296
Securities:
Fixed	7,476	8,402	11,829	14,512	15,655	25,794	83,668
Other interest-earning assets	29,548	—	—	—	—	—	29,548

Total interest-earning assets	159,865	28,090	27,911	28,380	25,017	43,252	312,515

Interest-bearing liabilities:
Demand and savings deposits	25,432	25,432	25,432	25,430	—	—	101,726
Time deposits:
Fixed	125,034	20,569	2,192	2,533	2,676	3	153,007
Short-term borrowings	5,745	—	—	—	—	—	5,745
FHLB advances	723	642	530	224	175	243	2,537

Total interest-bearing liabilities	156,934	46,643	28,154	28,187	2,851	246	263,015

Interest rate sensitivity gap	2,931	(18,553)	(243)	193	22,166	43,006

Cumulative rate sensitivity gap	$2,931	$(15,622)	$(15,865)	$(15,672)	$6,494	$49,500

Cumulative interest rate sensitivity gap as a percent of interest earning assets	0.94%	-5.00%	-5.08%	-5.01%	2.08%	15.84%

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2007

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-25

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of Killbuck Bancshares, Inc. internal control over financial reporting as of December 31, 2007, which is included in Form 10-K and, accordingly, we do not express an opinion thereon.

/s/ S.R. Snodgrass, A.C.

Steubenville, Ohio
February 29, 2008

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$11,794,750	$14,732,362
Federal funds sold	29,378,000	27,973,000

Total cash and cash equivalents	41,172,750	42,705,362

Investment securities:
Securities available for sale	54,115,975	34,752,975
Securities held to maturity (fair value of $30,247,416 and $30,684,221)	29,552,217	29,992,583

Total investment securities	83,668,192	64,745,558

Loans (net of allowance for loan losses of $2,510,011 and $2,393,705)	196,519,881	191,932,069

Loans held for sale	170,000	172,500
Premises and equipment, net	6,537,553	5,713,596
Accrued interest receivable	1,589,899	1,396,267
Goodwill, net	1,329,249	1,329,249
Other assets	5,349,524	5,210,886

Total assets	$336,337,048	$313,205,487

LIABILITIES
Deposits:
Noninterest bearing demand	$51,195,017	$48,693,192
Interest bearing demand	27,475,379	30,473,620
Money market	16,306,095	15,050,083
Savings	37,467,917	37,744,514
Time	153,006,933	132,339,103

Total deposits	285,451,341	264,300,512
Short-term borrowings	5,745,000	5,310,281
Federal Home Loan Bank advances	2,536,851	3,243,371
Accrued interest and other liabilities	1,486,215	1,217,526

Total liabilities	295,219,407	274,071,690

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	39,848,570	37,315,334
Accumulated other comprehensive income	498,651	4,892
Treasury stock, at cost (88,849 and 79,789 shares)	(8,076,250)	(7,033,099)

Total shareholders’ equity	41,117,641	39,133,797

Total liabilities and shareholders’ equity	$336,337,048	$313,205,487

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2007	2006	2005
INTEREST INCOME
Interest and fees on loans	$16,784,112	$16,381,634	$14,224,557
Federal funds sold	1,241,808	1,071,435	392,963
Investment securities:
Taxable	2,248,837	1,179,370	475,958
Exempt from federal income tax	1,405,633	1,405,745	1,524,894

Total interest income	21,680,390	20,038,184	16,618,372

INTEREST EXPENSE
Deposits	7,770,422	5,559,002	3,841,007
Short term borrowings	135,038	116,882	47,447
Federal Home Loan Bank advances	163,407	243,602	280,628

Total interest expense	8,068,867	5,919,486	4,169,082

NET INTEREST INCOME	13,611,523	14,118,698	12,449,290

Provision for loan losses	127,119	214,514	376,722

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,484,404	13,904,184	12,072,568

NONINTEREST INCOME
Service charges on deposit accounts	352,367	344,982	341,431
NSF & OD fees, net	806,722	610,406	482,875
Gain on sale of loans, net	20,517	35,207	72,492
Other income	302,895	316,464	367,670

Total noninterest income	1,482,501	1,307,059	1,264,468

NONINTEREST EXPENSE
Salaries and employee benefits	4,757,261	4,543,331	4,288,850
Occupancy and equipment	980,920	974,553	934,534
Other expense	2,430,897	2,478,005	2,389,316

Total noninterest expense	8,169,078	7,995,889	7,612,700

INCOME BEFORE INCOME TAXES	6,797,827	7,215,354	5,724,336
Income taxes	1,893,128	1,991,961	1,513,468

NET INCOME	$4,904,699	$5,223,393	$4,210,868

EARNINGS PER SHARE	$7.73	$8.14	$6.44

WEIGHTED AVERAGE SHARES OUTSTANDING	634,911	642,141	654,289

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2004	8,846,670	31,558,974	35,201	(5,081,911)	35,358,934

Net income		4,210,868			4,210,868	$4,210,868
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $51,483			(99,937)		(99,937)	(99,937)

Comprehensive income						$4,110,931

Cash dividends paid ($2.20 per share)		(1,437,738)			(1,437,738)
Purchase of Treasury Stock, at cost (9,726 shares)				(982,824)	(982,824)

BALANCE, DECEMBER 31, 2005	8,846,670	34,332,104	(64,736)	(6,064,735)	37,049,303

Net income		5,223,393			5,223,393	$5,223,393
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $35,869			69,628		69,628	69,628

Comprehensive income						$5,293,021

Cash dividends paid ($3.50 per share)		(2,240,163)			(2,240,163)
Purchase of Treasury Stock, at cost (9,118 shares)				(968,364)	(968,364)

BALANCE, DECEMBER 31, 2006	8,846,670	37,315,334	4,892	(7,033,099)	39,133,797

Net income		4,904,699			4,904,699	$4,904,699
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $254,361			493,759		493,759	493,759

Comprehensive income						$5,398,458

Cash dividends paid ($3.75 per share)		(2,371,463)			(2,371,463)
Purchase of Treasury Stock, at cost (9,060 shares)				(1,043,151)	(1,043,151)

BALANCE, DECEMBER 31, 2007	$8,846,670	$39,848,570	$498,651	$(8,076,250)	$41,117,641

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Net income	$4,904,699	$5,223,393	$4,210,868
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	127,119	214,514	376,722
Depreciation, amortization and accretion, net	359,585	294,640	282,704
Gain on sale of loans, net	(20,517)	(35,207)	(72,492)
Origination of loans held for sale	(5,828,620)	(8,691,135)	(12,287,154)
Proceeds from the sale of loans	5,851,637	8,648,442	12,432,545
Federal Home Loan Bank stock dividend	(19,700)	(72,200)	(55,200)
Net changes in:
Accrued interest and other assets	(304,501)	(364,131)	(196,631)
Accrued interest and other liabilities	6,259	98,705	457,997

Net cash provided by operating activities	5,075,961	5,317,021	5,149,359

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	13,297,670	2,564,933	5,246,396
Purchases	(31,887,283)	(22,874,680)	(9,951,484)
Investment securities held to maturity:
Proceeds from maturities and repayments	4,957,302	5,174,959	5,743,430
Purchases	(4,503,250)	(4,346,635)	(396,456)
Net (increase) decrease in loans	(4,714,930)	14,095,363	7,542,647
Purchase of premises and equipment	(1,302,496)	(874,329)	(1,269,333)
Net proceeds from sale of other real estate owned	80,000	620,000	—

Net cash (used in) provided by investing activities	(24,072,987)	(5,640,389)	6,915,200

FINANCING ACTIVITIES
Net increase in deposits	21,150,829	13,951,362	3,000,389
Net increase (decrease) in short-term borrowings	434,719	1,700,281	(120,000)
Proceeds from Federal Home Loan Bank advances	—	—	1,700,000
Repayment of Federal Home Loan Bank advances	(706,520)	(2,745,680)	(2,556,291)
Purchase of treasury shares	(1,043,151)	(968,364)	(982,824)
Cash dividends paid	(2,371,463)	(2,240,163)	(1,437,738)

Net cash provided by (used in) financing activities	17,464,414	9,697,436	(396,464)

(Decrease) increase in cash and cash equivalents	(1,532,612)	9,374,068	11,668,095

Cash and cash equivalents at beginning of year	42,705,362	33,331,294	21,663,199

Cash and cash equivalents at end of year	$41,172,750	$42,705,362	$33,331,294

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Loans

Loans are stated at their outstanding principal, less the allowance for loan losses and any net deferred loan fees. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectability of principal, interest, or both. Loans are returned to accrual status when past due interest is collected, and the collection of principal is probable.

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

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

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

Intangible Assets

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2007 and 2006 respectively, net goodwill was $1,329,249 and $1,329,249. The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

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

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of the Statement were effective as of the end of the fiscal year ending after December 15, 2006, for public companies. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the Issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the EITF will have on the Company’s results of operations.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 (“EITF 06-10”), Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11 (“EITF 06-11”), Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under FAS No. 123R, Share-Based Payment, and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of this EITF is not expected to have a material effect on the Company’s results of operations or financial position.

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

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2007, 2006 and 2005 were $8,002,386, $5,817,972, and $4,086,202, respectively. Cash payments for income taxes for 2007, 2006, and 2005 were $2,021,760, $1,981,287, and $1,233,912 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders’ equity or net income.

2.	FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

	2007			2006
Institution	Rate	Maturity	Balance	Rate	Maturity	Balance
National City Bank	3.44%	1-02-08	$14,530,000	5.06%	1-02-07	$17,973,000
Great Lakes Bankers Bank	3.91%	1-02-08	14,848,000	5.16%	1-02-07	10,000,000

			$29,378,000			$27,973,000

3.	INVESTMENT SECURITIES

The amortized cost of securities and their estimated fair values are as follows:

Securities Available for Sale

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$52,360,443	$776,418	$20,886	$53,115,975
Mutual Funds	1,000,000	—	—	1,000,000

Total	$53,360,443	$776,418	$20,886	$54,115,975

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$34,745,564	$106,828	$99,417	$34,752,975

Total	$34,745,564	$106,828	$99,417	$34,752,975

Securities Held to Maturity

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$29,552,217	$718,539	$23,340	$30,247,416

Total	$29,552,217	$718,539	$23,340	$30,247,416

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$29,992,583	$744,130	$52,492	$30,684,221

Total	$29,992,583	$744,130	$52,492	$30,684,221

3.	INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair values of debt securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$4,996,125	$5,006,620	$2,468,815	$2,492,987
Due after one year through five years	34,612,722	35,208,225	15,190,506	15,611,178
Due after five through ten years	13,459,161	13,618,636	11,692,228	11,941,745
Due after ten years	292,435	282,494	200,668	201,506

	$53,360,443	$54,115,975	$29,552,217	$30,247,416

Investment securities with an approximate carrying value of $34,978,000 and $34,929,000 at December 31, 2007 and 2006, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006. As of December 31, 2007, there were a total of twenty three securities in a loss position.

	2007
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$1,416,959	$3,933	$1,974,258	$16,953	$3,391,217	$20,886
Obligations of states and Political subdivisions	1,184,025	7,769	1,319,172	15,571	2,503,197	23,340

Total debt securities	$2,600,984	$11,702	$3,293,430	$32,524	$5,894,414	$44,226

	2006
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$8,973,810	$25,972	$7,630,037	$73,445	$16,603,847	$99,417
Obligations of states and Political subdivisions	1,468,099	5,329	2,160,399	47,163	3,628,498	52,492

Total debt securities	$10,441,909	$31,301	$9,790,436	$120,608	$20,232,345	$151,909

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

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary, but is the result of interest rate changes that are not expected to result in the non-collection of principal and interest, during the period.

4.	LOANS

Major classification of loans are summarized as follows:

	2007	2006
Real estate – residential	$72,857,699	$77,024,815
Real estate – farm	9,966,991	13,367,589
Real estate – commercial	59,816,968	50,147,368
Real estate – construction	7,778,076	10,917,038
Commercial and other loans	41,678,124	36,225,488
Consumer and credit loans	7,200,963	6,940,764

	199,298,821	194,623,062
Less allowance for loan losses	(2,510,011)	(2,393,705)
Less net deferred loan fees	(268,929)	(297,288)

Loans, net	$196,519,881	$191,932,069

Loans held for sale at December 31, 2007 and 2006 were $170,000 and $172,500 respectively. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $53,527,726 and $53,327,778 at December 31, 2007 and 2006, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows.

	2007	2006	2005
Principal outstanding	$838,877	$471,101	$631,791
Contractual interest due	$34,833	$54,227	$31,115
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2007 and 2006, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $120,000 for the year ended December 31, 2007 is as follows:

Balance December 31, 2006	Additions	Amounts Collected	Balance December 31, 2007
$ 3,706,692	$150,264	$169,110	$3,687,846

5.	ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2007	2006	2005
Balance, January 1	$2,393,705	$2,313,313	$2,645,981
Add:
Provision charged to operations	127,119	214,514	376,722
Loan recoveries	120,973	360,199	74,953
Less: Loans charged off	(131,786)	(494,319)	(784,343)

Balance, December 31	$2,510,011	$2,393,705	$2,313,313

6.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2007	2006
Land	$2,050,242	$2,050,242
Building and improvements	5,425,873	4,484,824
Leasehold improvements	78,598	75,619
Furniture, fixtures and equipment	3,748,121	3,939,690
Other real estate owned	—	80,000

	11,302,834	10,630,375
Less accumulated depreciation	(4,765,281)	(4,916,779)

Total	$6,537,553	$5,713,596

Depreciation expense charged to operations was $381,779 for 2007, $368,995 for 2006, and $378,558 for 2005.

7.	GOODWILL

As of December 31, 2007 and 2006, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249.

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

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $57,367,824 and $46,956,911 at December 31, 2007 and 2006, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $2,353,663 in 2007, $1,502,305 in 2006, and $1,010,191 in 2005.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2007.

3 months or less	$21,210,145
Over 3 through 6 months	13,108,141
Over 6 through 12 months	14,031,078
Over 12 months	9,018,460

Total	$57,367,824

8.	DEPOSITS (CONTINUED)

The following table sets forth the remaining maturity of all time deposits at December 31, 2007.

12 month or less	$125,034,374
12 months through 24 months	20,568,604
24 months through 36 months	3,391,611
36 months through 48 months	1,333,368
48 months through 60 months	2,676,353
Over 60 months	2,623

$153,006,933

9.	SHORT-TERM BORROWINGS

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

	2007	2006
Short-term borrowings:
Ending balance	$5,745,000	$5,310,281
Maximum month-end balance during the year	6,390,000	5,310,281
Average month-end balance during the year	5,484,198	4,389,190
Weighted average at year end	1.24%	3.06%
Weighted average rate during the year	2.46%	2.66%

The Company has pledged investment securities with carrying values of $7,102,740 and $6,001,590 as of December 31, 2007 and 2006, respectively, as collateral for the repurchase agreements.

10.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2007 through 2017. The weighted average rate paid on the advances is 5.62%. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2007 are as follows:

Year Ending December 31,	Amount
2008	$723,457
2009	642,235
2010	530,361
2011	223,756
2012	174,686
2013 and thereafter	242,356

Total	$2,536,851

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2007 the Bank had a borrowing capacity of approximately $40.2 million with the FHLB. At December 31, 2007 and 2006 there was $2,536,851 and $3,243,371, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2007 and 2006 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

Both plans cover substantially all employees with one year of service and attained age 21. For 2007, the annual contribution to a participant’s retirement account may not exceed $45,000.

The pension costs charged to operating expense for the years 2007, 2006 and 2005 amounted to $318,646, $301,650, and $275,660, respectively.

12.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2007	2006	2005
Professional fees	$276,684	$327,579	$313,062
Franchise tax	488,388	460,580	438,630
Telephone	169,388	160,381	158,748
Stationery, supplies and printing	165,438	173,147	160,646
Postage, express and freight	183,047	171,752	155,388
Data processing	177,081	157,012	148,822
Other	970,871	1,027,554	1,014,020

Total	$2,430,897	$2,478,005	$2,389,316

13.	OPERATING LEASES

The bank leases the space housing the German Village branch located in Berlin, Ohio. The lease expires in six years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$18,900
1 to 3 years	38,942
3 to 5 years	40,515
Greater than 5 years	253,925

$352,282

14.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2007	2006	2005
Current payable	$1,885,059	$1,731,861	$1,516,365
Deferred	8,069	260,100	(2,897)

Total provision	$1,893,128	$1,991,961	$1,513,468

14.	INCOME TAXES (CONTINUED)

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2007		2006		2005
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$2,311,261	34.0%	$2,453,220	34.0%	$1,946,274	34.0%
Tax exempt income	(477,915)	(7.0)	(485,601)	(7.0)	(519,659)	(9.1)
Non-deductible interest Expense	52,577	0.8	31,167	0.4	33,291	0.6
Other, net	7,205	0.1	(6,825)	(0.2)	53,562	0.9

Tax expense and effective rate	$1,893,128	27.9%	$1,991,961	27.2%	$1,513,468	26.4%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2007	2006
Deferred Tax Assets:
Allowance for loan losses	$656,391	$617,497
Deferred loan fees	995	3,035
Other	11,627	—

Deferred tax asset	669,013	620,532

Deferred Tax Liabilities:
Premise and equipment	335,441	335,041
Stock dividends	225,590	218,892
Net unrealized gain on securities	256,881	2,583
Other, net	190,353	140,901

Deferred tax liabilities	$1,008,265	$697,417

Net deferred tax (liabilities) assets	$(339,252)	$(76,885)

No valuation allowance was established at December 31, 2007 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2007	2006
Commitments to extend credit	$42,070,000	$38,064,000
Standby letters of credit	785,000	1,097,000

Total	$42,855,000	$39,161,000

15.	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2007, 2006 or 2005.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

16.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2008, without the approval of the regulatory authorities, is $2,584,838 plus 2008 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $3,706,000 and $3,798,000 at December 31, 2007 and 2006, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2007 and 2006.

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

As of December 31, 2007 and 2006, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2007		2006
Amounts expressed in thousands	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)
Actual	$41,801	18.90%	$40,194	19.09%
For Capital Adequacy Purposes	17,695	8.00	16,844	8.00
To be well capitalized	22,119	10.00	21,055	10.00

Tier 1 Capital (to Risk Weighted Assets)
Actual	39,291	17.76%	37,800	17.95%
For Capital Adequacy Purposes	8,848	4.00	8,422	4.00
To be well capitalized	13,271	6.00	12,633	6.00

Tier 1 Capital (to Average Assets)
Actual	39,291	11.75%	37,800	12.33%
For Capital Adequacy Purposes	13,376	4.00	12,266	4.00
To be well capitalized	16,719	5.00	15,333	5.00

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from depository institutions	$11,794,750	$11,794,750	$14,732,362	$14,732,362
Federal funds sold	29,378,000	29,378,000	27,973,000	27,973,000
Securities available for sale	54,115,975	54,115,975	34,752,975	34,752,975
Securities held to maturity	29,552,217	30,247,416	29,992,583	30,684,000
Net loans	196,519,881	203,523,000	191,932,069	194,269,000
Loans held for sale	170,000	170,000	172,500	172,500
Accrued interest receivable	1,589,899	1,589,899	1,396,267	1,396,267
Regulatory Stock	1,680,910	1,680,910	1,661,210	1,661,210
Bank Owned Life Insurance	3,400,735	3,400,735	3,272,451	3,272,451

Financial liabilities:
Deposits	$285,451,341	$287,527,408	$264,300,512	$264,271,409
Short term borrowings	5,745,000	5,745,000	5,310,281	5,310,281
Federal Home Loan Bank advances	2,536,851	2,716,000	3,243,371	3,378,000
Accrued interest payable	402,232	402,232	335,751	335,751

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

19.	PARENT COMPANY

The following are parent only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2007	2006
ASSETS
Cash	$258,597	$314,318
Dividends Cash	110,149	142,185
Investment in bank subsidiary	39,859,044	38,819,421
Investment – Available for Sale	1,000,000	—

Total assets	$41,227,790	$39,275,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend Checks Outstanding	$110,149	$142,127
Shareholders’ equity	41,117,641	39,133,797

Total liabilities and shareholders’ equity	$41,227,790	$39,275,924

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2007	2006	2005
INCOME
Dividends from bank subsidiary	$4,400,000	$3,225,000	$2,750,000
Operating expenses	62,370	61,487	102,415

Income before income taxes	4,337,630	3,163,513	2,647,585
Income tax benefit	(21,206)	(20,905)	(34,804)

Income before equity in undistributed net income of subsidiary	4,358,836	3,184,418	2,682,389
Equity in undistributed net income of subsidiary	545,863	2,038,975	1,528,479

NET INCOME	$4,904,699	$5,223,393	$4,210,868

19.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Net income	$4,904,699	$5,223,393	$4,210,868
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(545,863)	(2,038,975)	(1,528,479)
(Decrease) increase in other liabilities	(31,979)	11,848	51,198

Net cash provided by operating activities	4,326,857	3,196,266	2,733,587

INVESTING ACTIVITIES
Purchase Investment Securities Available for Sale	(1,000,000)	—	—

Net cash used in investing activities	(1,000,000)	—	—

FINANCING ACTIVITIES
Purchase of treasury shares	(1,043,151)	(968,364)	(982,824)
Dividends paid	(2,371,463)	(2,240,163)	(1,437,738)
Advance from subsidiary	—	—	50,937

Net cash used in financing activities	(3,414,614)	(3,208,527)	(2,369,625)

INCREASE (DECREASE) IN CASH	(87,757)	(12,261)	363,962
CASH AT BEGINNING OF YEAR	456,503	468,764	104,802

CASH AT END OF YEAR	$368,746	$456,503	$468,764

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2007	June 2007	September 2007	December 2007
Total interest income	$5,300	$5,483	$5,496	$5,401
Total interest expense	1,872	2,012	2,088	2,096

Net interest income	3,428	3,471	3,408	3,305
Provision for loan losses	5	62	60	—

Net interest income after provision for loans losses	3,423	3,409	3,348	3,305
Total noninterest income	330	369	377	406
Total noninterest expense	2,163	1,905	2,113	1,988

Income before income taxes	1,590	1,873	1,612	1,723
Income taxes	422	560	438	473

Net income	$1,168	$1,313	$1,174	$1,250

Per share data:
Net earnings	$1.83	$2.06	$1.85	$1.98

Weighted average shares outstanding	638,244	636,455	634,383	630,561

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2006	June 2006	September 2006	December 2006
Total interest income	$4,711	$4,954	$5,110	$5,264
Total interest expense	1,258	1,389	1,528	1,745

Net interest income	3,453	3,565	3,582	3,519
Provision for loan losses	60	60	—	95

Net interest income after provision for loans losses	3,393	3,505	3,582	3,424
Total noninterest income	310	317	304	376
Total noninterest expense	2,119	1,914	2,017	1,946

Income before income taxes	1,584	1,908	1,869	1,854
Income taxes	422	560	508	502

Net income	$1,162	$1,348	$1,361	$1,352

Per share data:
Net earnings	$1.80	$2.10	$2.12	$2.12

Weighted average shares outstanding	645,729	642,346	641,491	639,079