Form 10-K, Exhibit 13
period 2008-12-31
KILLBUCK BANCSHARES INC
filed 2009-03-26
CIK 1060455

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

Quarter Ended		High	Low	Cash Dividends Paid
2008	March 31	$119.74	$114.44	N/A
	June 30	115.40	113.77	$1.45
	September 30	116.36	113.91	N/A
	December 31	116.36	115.48	$1.50

2007	March 31	$113.47	$111.17	N/A
	June 30	114.56	113.13	$1.35
	September 30	117.76	115.43	N/A
	December 31	119.14	116.49	$2.40

At December 31, 2008, the Company had approximately 1,001 shareholders of record.

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Company’s stock, these prices may not reflect the prices at which the stock would trade in a more active market.

Cash dividends are paid on a semi-annual basis.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,
	2008	2007	2006	2005	2004
For The Year:
Total interest income	$18,856	$21,680	$20,038	$16,618	$14,033
Total interest expense	6,514	8,068	5,919	4,169	3,264

Net interest income	12,342	13,612	14,119	12,449	10,769
Provision for loan losses	61	127	215	377	225

Net interest income after provision for loan losses	12,281	13,485	13,904	12,072	10,544
Total non-interest income	1,808	1,482	1,307	1,265	1,015
Total non-interest expense	8,529	8,169	7,996	7,613	7,158

Income before income taxes	5,560	6,798	7,215	5,724	4,401
Income tax expense	1,104	1,893	1,992	1,513	982

Net income	$4,456	$4,905	$5,223	$4,211	$3,419

Per share data
Net earnings	$7.12	$7.73	$8.14	$6.44	$5.16
Dividends	$2.95	$3.75	$3.50	$2.20	$1.95
Book value (at period end)	$69.14	$65.31	$61.28	$57.20	$53.78

Average no. of shares outstanding	625,839	634,458	641,759	653,996	662,130

Year-end balances:
Total loans	$203,228	$199,299	$194,623	$208,901	$217,173
Securities	83,718	83,668	64,746	45,078	45,769
Total assets	341,338	336,337	313,205	298,050	293,867
Deposits	288,947	285,451	264,301	250,349	247,349
Borrowings	8,248	8,282	8,554	9,599	10,575
Shareholders’ equity	42,935	41,118	39,134	37,049	35,359

Significant ratios:
Return on average assets	1.32%	1.51%	1.74%	1.44%	1.18%
Return on average equity	11.41	12.88	14.57	12.24	10.26
Dividends per share to net income per share	41.43	48.51	43.00	34.16	37.79
Average equity to average assets	11.54	11.75	11.96	11.79	11.55
Loans to deposits	70.33	69.82	73.64	83.44	87.80
Allowance for loan loss to total loans	1.24	1.26	1.23	1.11	1.22

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

Overview

Recent events in the U.S. and global financial markets, including the deterioration of the worldwide credit markets, have created significant challenges for financial institutions both in the United States and around the world. Dramatic declines in the housing market during the past year, marked by falling home prices and increasing levels of mortgage foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. In addition, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions, as a result of concern about the stability of the financial markets and the strength of counterparties.

For the most part, however, when you look at the Company’s 2008 performance, it seems like a year of business as usual, but we are all aware that the U.S. is in a severe recession. During previous periods of economic turmoil, we had thought that our service areas have been pretty much immune to these economic downturns, but it appears that this perception has changed a bit. Although there are still pockets of strength, in talking with our customers, this recession seems to be having a bigger impact on them than in the past, with slowing orders and slowing sales. Fortunately, the culture of our service area is such that our customers are tightening their belts and so far have the ability to weather the storm. As of the end of 2008, the Bank has not seen any noticeable increase in delinquencies and loan losses have been very low, even lower than during other periods of economic downturns.

As a consequence, the Bank has continued to lend, defying the national headlines about banks not doing so. We have not tightened our lending standards because we never eased our standards. We loan to people we know, on properties and in communities we know and understand. This is not to say that there will not be loan problems as economic conditions create increased unemployment in our primary markets, but we are currently in the position to work with those people. We expect that 2009 is going to be a challenging year. In addition to the potential for reduced credit quality, the continued credit and housing crisis may also make it more difficult for the Bank to adequately deploy its deposits into new and profitable loans, further squeezing the net interest margins.

The reported results of the Company, as further discussed below, are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Except as otherwise discussed herein, we are not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

RESULTS OF OPERATIONS

Summary

For 2008, we recorded net income of $4.5 million compared to $4.9 million for 2007 and $5.2 million for 2006.

Non-interest income was $1.8 million for 2008 compared to $1.5 million for 2007 and $1.3 million for 2006.

Total non-interest expenses were $8.5 million in 2008 compared to $8.2 million in 2007 and $8.0 million in 2006.

Earnings per share for 2008 were $7.12 compared to $7.73 for 2007 and $8.14 for 2006.

NET INTEREST INCOME

Our net interest income decreased by $1,270,000 in 2008 from 2007 and decreased by $507,000 in 2007 from 2006.

Total interest income decreased by $2,824,000 or 15.0% for 2008 from 2007. The decrease for 2008 resulted primarily from a decrease of $2,648,000 or 15.8% in loan interest income resulted primarily from decreases in the current yield on the loan portfolios. The current yield on the average loan portfolios decreased from 8.28% to 7.03%. The decrease in the current yield was a result of the loans repricing. The average loan portfolio decreased $1,513,000 or .75% for 2008 due to the lack of availability of quality loans. The Company’s credit standards have not changed. Another contributing factor in the total interest income decrease is the decrease in Federal Funds Sold interest income, which decreased $749,000 or 60.3% from 2007 to 2008. The decrease in this component is mainly due to the decrease in Federal Funds interest rates. The yield of 2.21% for 2008 compares to 5.07% for 2007. Investment income on taxable securities of approximately $2,789,000 for 2008 compares to $2,144,000 for 2007. The increase in this investment income on taxable securities is primarily due to an increase in volume. Average investment balances on taxable securities were $54,804,000 compared to $41,603,000 and the yields were 5.09% compared to 5.15% for 2008 and 2007, respectively. The average balances of the investment portfolio increased due to decreasing loan demand and deposit growth. See “Average Balance Sheet” for the year ended December 31, 2008 and 2007.

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

The yield on earning assets was 6.06%, 7.17%, and 7.16% for 2008, 2007, and 2006 respectively. The yield on earning assets decreased during 2008 attributable to the general decrease in interest rates. The yield on earning assets rose slightly during 2007 and ended near their beginning point.

Interest expense for 2008 decreased by $1,554,000 or 19.26% from 2007. The decrease was primarily due to a decrease in the cost on average interest bearing liabilities, which decreased 76 basis points from 3.41% in 2007 to 2.65% in 2008, and increased 64 basis points from 2.77% in 2006 to 3.41% in 2007. The decrease for 2008 is due to a decrease in the cost of time deposits. The cost of time deposits decreased 90 basis points from 4.65% to 3.75%. The average volume of time deposits increased $5,778,000 or 4.0% from 2007 to 2008.

The average volume of Interest-bearing demand deposits decreased $366,000 while money market deposits and savings deposits increased $2.9 million and $1.7 million respectively in 2008. The volume increases in time deposits and money market deposits and the decreases in other deposit categories are primarily due to the changing interest rate environment. The funds are shifting into the highest yielding deposits.

The average volume of money market deposits increased $1.1 million in 2007. Interest-bearing demand deposits and savings deposits decreased $3.4 million and $2.3 million respectively in 2007.

Mainly due to a decrease in the yield on the average interest earning assets, the interest rate spread as well as the net yield on earning assets has continued to decrease this year. The net yield on average interest-earning assets is 3.97%, 4.50% and 5.04% for 2008, 2007 and 2006 respectively. Management believes this trend will continue due to the current interest rate environment even though the cost on average interest-bearing liabilities has decreased.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2008			2007			2006
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$201,179	14,136	7.03%	$202,692	16,784	8.28%	$202,525	16,382	8.09%
Securities – taxable (4)	54,804	2,789	5.09%	41,603	2,144	5.15%	22,136	1,086	4.91%
Securities – nontaxable	31,171	1,342	4.31%	31,955	1,405	4.40%	32,034	1,406	4.39%
Securities – Equity (4)(5)	1,707	96	5.60%	1,681	105	6.25%	1,632	93	5.73%
Federal funds sold	22,343	493	2.21%	24,515	1,242	5.07%	21,657	1,071	4.95%

Total interest – earnings assets	311,204	18,856	6.06%	302,446	21,680	7.17%	279,984	20,038	7.16%

Noninterest-earning assets
Cash and due from other Institutions	14,080			10,757			9,851
Premises and equipment, net	6,484			5,952			5,293
Accrued interest	1,401			1,502			1,195
Other assets	7,776			5,843			5,725
Less allowance for loan losses	(2,500)			(2,477)			(2,407)

Total	$338,445			$324,023			$299,641

Liabilities and Shareholders Equity
Interest bearing liabilities:
Interest bearing demand	26,889	108	0.40%	27,255	158	0.58%	30,668	176	0.57%
Money market accounts	21,830	344	1.58%	18,961	506	2.67%	17,837	418	2.34%
Savings deposits	38,979	276	0.71%	37,274	382	1.02%	39,588	377	0.95%
Time deposits	150,375	5,642	3.75%	144,597	6,724	4.65%	116,846	4,587	3.93%
Short term borrowings	5,580	18	0.32%	5,456	135	2.47%	4,193	117	2.79%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2008			2007			2006
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	2,168	126	5.79%	2,855	163	5.71%	4,683	244	5.20%

Total interest bearing liabilities	245,821	6,514	2.65%	236,398	8,068	3.41%	213,815	5,919	2.77%

Noninterest bearing liabilities:
Demand deposits	49,711			45,452			45,995
Accrued expenses and other liabilities	3,849			4,101			3,993

Shareholder’s equity	39,064			38,072			35,838

Total	$338,445			$324,023			$299,641

Net interest income		$12,342			$13,612			$14,119

Interest rate spread (6)			3.41%			3.76%			4.39%

Net yield on interest earning assets (7)			3.97%			4.50%			5.04%

(1)	For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2)	Included in loan interest income are loan related fees of $351,322, $353,095, and $326,356 in 2008, 2007, and 2006, respectively.
(3)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers Bank.
(6)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2008 Compared to 2007			2007 Compared to 2006
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$(125)	$(2,523)	$(2,648)	$14	$388	$402
Securities-taxable	680	(35)	645	955	103	1,058
Securities-nontaxable	(34)	(29)	(63)	(3)	2	(1)
Securities-equities	2	(11)	(9)	3	9	12
Federal funds sold	(110)	(639)	(749)	141	30	171

Total interest earning Assets	413	(3,237)	(2,824)	1,110	532	1,642

Interest expense
Interest bearing demand	(2)	(48)	(50)	(20)	2	(18)
Money market accounts	77	(239)	(162)	26	62	88
Savings deposits	17	(123)	(106)	(22)	27	5
Time deposits	269	(1,351)	(1,082)	1,089	1,048	2,137
Short-term borrowing	3	(120)	(117)	35	(17)	18
Federal Home Loan Bank Advances	(39)	2	(37)	(95)	14	(81)

Total interest bearing Liabilities	325	(1,879)	(1,554)	1,013	1,136	2,149

Net change in interest income	$88	$(1,358)	$(1,270)	$97	$(604)	$(507)

Provision for Loan Losses

The provision for loan losses was $61,000 for 2008, $127,119 for 2007, and $214,514 for 2006. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.24%, 1.26%, and 1.23% for 2008, 2007 and 2006 respectively.

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

A key element of the methodology for determining the allowance for loan losses is the Company’s credit-risk-evaluation process, which includes credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower’s ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower’s current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual or rotational basis or as Management become aware of information affecting a borrower’s ability to fulfill its obligation.

Noninterest Income

Total non-interest income, which is comprised principally of fees and charges on customers’ deposit accounts, increased $324,000 or 21.9% to $1,807,000 in 2008 from $1,483,000 in 2007 and a $176,000 or 13.5% increase from $1,307,000 for 2006. Bank Owned Life Insurance (BOLI) income increased $311,000 primarily due to a benefit payout of approximately $234,000, and approximately $77,000 for the additional $2 million purchase of BOLI on certain Bank officers. Service Charges on deposit account increased $18,000 or 5.1% in 2008. This increase is due primarily to a $28,000 increase in activity of non-customer ATM usage surcharges, which partially offsets a $12,000 decrease in service charges on checking accounts due to the popularity of a service charge free product meeting certain conditions. In 2007, NSF Service charges increased $197,000 or 32.3%. This increase was due to the overdraft program, which began in the fourth quarter 2006.

Other Income decreased $14,000 or 8.8% to $146,000 in 2008 from $160,000 for 2007, due primarily from the decrease in income from check services of approximately $11,000. This income was $22,000 for 2008 and $33,000 for 2007 and $32,000 for 2006. In 2007, Other Income decreased $13,000 or 4.1%, due primarily from the decrease in income from the alternative investment service of approximately $9,000.

Noninterest Expense

Total non-interest expense increased $360,000 or 4.4% to $8,529,000 in 2008 as compared to $8,169,000 in 2007 and increased $173,000 or 2.2% for 2007 from $7,996,000 in 2006.

Salary and employee benefits for 2008 totaled $4,943,000, an increase of $186,000 or 3.9% from $4,757,000 in 2007 and increased $214,000 or 4.7% from $4,543,000 in 2006. These increases are due to normal increases for annual salary raises and employee benefits. The increase for 2007 was attributable to higher medical group insurance costs due to the insurer mandating a higher limit for the partially self-funded plan, staff additions, and normal recurring employee cost increases for salary and employee benefits.

Occupancy and equipment expense increased $89,000 in 2008 and increased $6,000 in 2007. Approximately $67,000 is due to increased depreciation expense on updated branch facilities and updated technologies in the computer network area in the last year. The remaining changes were attributable to changes in items that are normal and recurring in nature. In 2007, the changes were attributable to changes in items that are normal and recurring in nature.

Other operating expenses for 2008 totaled $2,516,000, an $85,000 or 3.5% increase from the $2,431,000 reported in 2007 and a $47,000 or 1.9% increase from the $2,478,000 reported in 2006. Professional fees increased approximately $95,000 or 34.3 % from $277,000 in 2007 to $372,000 for 2008. Approximately $11,000 of the increase is related to utilizing the services of a Human Resources consultant, approximately $51,000 was related to additional auditing fees for SOX 404 compliance and other regulatory requirements such as Bank Secrecy Act and Gramm-Leach-Bliley Act, and increasing regulatory examination costs. Professional fees relating to legal expenses increased approximately $18,000. Approximately $9,000 relates to a difficult foreclosure, which has now been resolved. The changes in the remaining expense accounts were attributable to increases/decreases in items that are normal and recurring in nature.

In 2007, other operating expenses decreased $47,000 or 1.9% from the $2,478,000 reported in 2006. Professional fees decreased approximately $51,000 or 15.5 % from $328,000 in 2006 to $277,000 for 2007. Approximately $7,200 of the decrease was related to no longer utilizing the services of a Human Resources consultant, approximately $19,000 was related to a Human Resources Recruiter, approximately $8,000 was related to strategic planning, and approximately $7,000 was related to new product development. Professional fees relating to legal expenses decreased approximately $11,000. The changes in the remaining expense accounts were attributable to increases/decreases in items that are normal and recurring in nature.

Income Tax Expense

Income tax expense decreased $789,000 for 2008 to $1,104,000 from $1,893,000 in 2007; and decreased $99,000 for 2007 to $1,893,000 from $1,992,000 in 2006. The effective rate on taxes for 2008, 2007 and 2006 was 19.9%, 27.8% and 27.6% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2008 and 2007

Total assets at December 31, 2008 amounted to $341.3 million, an increase of $5 million compared to $336.3 million at December 31, 2007.

Cash and cash equivalents decreased $.9 million or 2.2% from December 31, 2007 to December 31, 2008, with liquid funds held in the form of federal funds sold decreasing $20.9 million. $20.6 million of the decrease in federal funds sold at December 31, 2008 remained in liquid funds on deposit at the Federal Reserve Bank earning the targeted federal funds rate.

Total investment securities increased $50,000 or .06% from December 31, 2007 to December 31, 2008. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $203.2 million at December 31, 2008 an increase of $3.9 million or 2.0% from $199.3 million at December 31, 2007. Even though totals loans increased, the overall conservative nature of the people in the communities we serve is evident. The construction real estate loan portfolio increased approximately $4.2 million; the commercial and other loan portfolio increased approximately $1.6 million, while the agriculture real estate loan portfolio, the commercial real estate loan portfolio, the consumer and credit loan portfolio, and the residential real estate loan portfolio decreased approximately $1.1 million, $.3 million, $.3 million, and $.2 million respectively.

In the late 1990’s, we began offering residential mortgage customers a fixed rate product. This program enabled us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $3.2 million and $5.8 million of loans in 2008 and 2007. Profit on the sale of these loans was $28,000 and $21,000 for 2008 and 2007. In 2008, the Company allocated a small program of residential 1 to 4 family fixed rate mortgage loans to be held in-house.

The mix of the residential 1 to 4 family mortgages continues to change dependent upon the interest rate environment. The fixed rate mortgages continued to increase while the adjustable rate mortgages decreased. There was approximately a $4.6 million increase in residential 1 to 4 family fixed rate mortgages and a $4.7 million decrease in the adjustable rate mortgages. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $3.5 million or 1.2% from December 31, 2007 to December 31, 2008. Non-interest bearing demand deposit accounts, money market deposits, and savings deposits increased $1.8 million, $7.5 million, and $3.0 million, respectively. The interest bearing demand deposits and time deposits decreased $.1 million and $8.7 million, respectively. The increases are attributable to new deposit account growth and internal movement of existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2008 and 2007. Information related to the maturity of time deposits of $100,000 and over at December 31, 2008 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $1.9 million and $2.5 million at December 31, 2008 and 2007 respectively. In 2008, there were no new advances. Additional information on the Federal Home Loan Bank Advances is presented in Note 10 of the accompanying consolidated financial statements.

Shareholders’ equity increased $1.8 million during 2008 to $42.9 million at December 31, 2008 from $41.1 million at December 31, 2007. This increase was the result of $4.5 million in net earnings during the year, a net unrealized gain on securities available for sale of $.1 million, and Cash Dividends paid totaling $1.9 million. The Company also purchased treasury stock for $.9 million. Treasury stock purchases are monitored against the Company’s Strategic Plan and the goals set forth in the plan. The Treasury stock purchases have not exceeded the Strategic Plan’s guidelines for 2008.

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

Management expected interest rates to fall in 2008; therefore, we began to align the balance sheet for liabilities to begin repricing more quickly than earning assets, which resulted in the positive Gap decreasing. Management anticipates the cost on average interest-bearing liabilities to remain low; however, since these rates never returned to the levels before the historic lows, there is not much room to lower them. While the current interest rate environment continues to exert a downward pressure on the yields on loans, which was a significant component of the net yield on earning assets in 2008, the net interest margin is expected to continue experiencing compression in 2009.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, we have originated variable rate loans and as of December 31, 2008, they comprised approximately 70% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short-term and long-term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio. The liquidity ratio as of December 31, 2008 and 2007 are 27% and 28%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $4.1 million and $5.1 million in cash during 2008 and 2007 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, investment in technology, and BOLI purchases and payout. These activities used $5.7 million in funds during 2008 principally by the net funding of loans, the net purchase of fixed assets, and the purchase of BOLI on a select group of officers of $4.0 million, $.3 million, and $2 million respectively. Funds were provided by a BOLI payout and net purchases of investments totaling $.4 million and $.2 million respectively. These activities used $24.1 million in funds during 2007 principally by the net purchases of investments, the net funding of loans, and the net purchase of fixed assets of $18.2 million, $4.7 million, and $1.3 million respectively; and provided funds from the net proceeds from the sale of Other Real Estate Owned (OREO) totaling $.1 million.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, purchase of treasury stock, and the payment of dividends. For 2008, financing activities provided $.7 million, comprised mainly of net deposit increases of $3.5 million and net increase in short-term borrowings of $.7 million; and used funds in the repayment of Federal Home Loan Bank advances of $.7 million, the purchase of treasury stock of $.9 million, and the payment of dividends of $1.9 million. For 2007, financing activities provided $17.5 million, comprised mainly of net deposit increases of $21.2 million and net increase in short-term borrowings of $.4 million; and used funds in the repayment of Federal Home Loan Bank advances of $.7 million, the purchase of treasury stock of $1.0 million, and the payment of dividends of $2.4 million.

In addition to using the loan, investment, and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2008.

Our regulatory capital position at December 31, 2008, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 17 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

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

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, the Bank has originated variable rate loans and as of December 31, 2008, they comprised approximately 70% of the total loan portfolio.

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

The Bank conducts the rate sensitivity analysis using a simulation model, which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement. The model also calculates earnings of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease. Such analysis translates interest rate movements and the Bank’s rate sensitivity position into dollar amounts by which earnings may fluctuate as a result of rate changes. A 2.0% immediate increase in interest rates would increase earnings by 8.1% and a 2.0% immediate decrease in interest rates would decrease earnings by 8.0%.

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

It is the policy of the Bank to generally maintain a gap ratio within a range that is minus 10 percent to plus 20 percent of total assets for the time horizon of one year. When Management believes that interest rates will increase, it can take actions to increase the RSA/RSL ratios. When Management believes interest rates will decline, it can take actions to decrease the RSA/RSL ratio.

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

The following table presents the Bank’s interest rate sensitivity gap position as of December 31, 2008 (dollars in thousands):

INTEREST RATE SENSITIVITY GAPS

(IN THOUSANDS)

	2009	2010	2011	2012	2013	Thereafter	Total
Interest-earnings assets:
Loans:
Fixed	$18,147	$6,989	$5,327	$4,212	$5,788	$20,430	$60,893
Variable	106,092	9,690	11,630	5,328	6,288	3,307	142,335
Securities:
Fixed	7,120	8,761	13,529	9,773	14,363	30,172	83,718
Other interest-earning assets	29,412	—	—	—	—	—	29,412

Total interest-earning assets	160,771	25,440	30,486	19,313	26,439	53,909	316,358

Interest-bearing liabilities:
Demand and savings deposits	28,223	28,223	28,223	28,221	—	—	112,891
Time deposits:
Fixed	112,743	14,999	8,557	3,316	4,653	4	144,272
Short-term borrowings	6,385	—	—	—	—	—	6,385
FHLB advances	700	529	223	174	88	149	1,863

Total interest-bearing liabilities	148,051	43,751	37,003	31,711	4,741	153	265,411

Interest rate sensitivity gap	12,720	(18,311)	(6,517)	(12,398)	21,698	53,756

Cumulative rate sensitivity gap	$12,720	$(5,591)	$(12,108)	$(24,506)	$(2,808)	$50,948

Cumulative interest rate sensitivity gap as a percent of interest earning assets	4.02%	-1.77%	-3.83%	-7.75%	-0.89%	16.10%

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2008

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-27

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of Killbuck Bancshares, Inc. internal control over financial reporting as of December 31, 2008, which is included in Form 10-K and, accordingly, we do not express an opinion thereon.

As discussed in the notes to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Steubenville, Ohio
February 27, 2009

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$31,868,633	$11,794,750
Federal funds sold	8,448,000	29,378,000

Total cash and cash equivalents	40,316,633	41,172,750

Investment securities:
Securities available for sale	51,549,966	54,115,975
Securities held to maturity (fair value of $33,265,569 and $30,247,416)	32,168,512	29,552,217

Total investment securities	83,718,478	83,668,192

Loans (net of allowance for loan losses of $2,525,202 and $2,510,011)	200,448,708	196,519,881

Loans held for sale	—	170,000
Premises and equipment, net	6,321,031	6,537,553
Accrued interest receivable	1,470,883	1,589,899
Goodwill, net	1,329,249	1,329,249
Other assets	7,732,841	5,349,524

Total assets	$341,337,823	$336,337,048

LIABILITIES
Deposits:
Noninterest bearing demand	$52,971,305	$51,195,017
Interest bearing demand	27,372,343	27,475,379
Money market	23,834,736	16,306,095
Savings	40,496,289	37,467,917
Time	144,272,233	153,006,933

Total deposits	288,946,906	285,451,341
Short-term borrowings	6,385,000	5,745,000
Federal Home Loan Bank advances	1,862,667	2,536,851
Accrued interest and other liabilities	1,207,652	1,486,215

Total liabilities	298,402,225	295,219,407

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	42,461,137	39,848,570
Accumulated other comprehensive income	643,359	498,651
Treasury stock, at cost (96,949 and 88,849 shares)	(9,015,568)	(8,076,250)

Total shareholders’ equity	42,935,598	41,117,641

Total liabilities and shareholders’ equity	$341,337,823	$336,337,048

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2008	2007	2006
INTEREST INCOME
Interest and fees on loans	$14,136,505	$16,784,112	$16,381,634
Federal funds sold	493,224	1,241,808	1,071,435
Investment securities:
Taxable	2,884,342	2,248,837	1,179,370
Exempt from federal income tax	1,342,204	1,405,633	1,405,745

Total interest income	18,856,275	21,680,390	20,038,184

INTEREST EXPENSE
Deposits	6,370,270	7,770,422	5,559,002
Short term borrowings	18,075	135,038	116,882
Federal Home Loan Bank advances	125,569	163,407	243,602

Total interest expense	6,513,914	8,068,867	5,919,486

NET INTEREST INCOME	12,342,361	13,611,523	14,118,698

Provision for loan losses	61,000	127,119	214,514

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,281,361	13,484,404	13,904,184

NONINTEREST INCOME
Service charges on deposit accounts	369,710	352,367	344,982
NSF & OD fees, net	809,419	806,722	610,406
Gain on sale of loans, net	28,066	20,517	35,207
BOLI	453,821	143,352	141,358
Other income	146,464	159,543	175,106

Total noninterest income	1,807,480	1,482,501	1,307,059

NONINTEREST EXPENSE
Salaries and employee benefits	4,942,680	4,757,261	4,543,331
Occupancy and equipment	1,070,303	980,920	974,553
Other expense	2,516,212	2,430,897	2,478,005

Total noninterest expense	8,529,195	8,169,078	7,995,889

INCOME BEFORE INCOME TAXES	5,559,646	6,797,827	7,215,354
Income taxes	1,104,013	1,893,128	1,991,961

NET INCOME	$4,455,633	$4,904,699	$5,223,393

EARNINGS PER SHARE	$7.12	$7.73	$8.14

WEIGHTED AVERAGE SHARES OUTSTANDING	626,151	634,911	642,141

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2005	8,846,670	34,332,104	(64,736)	(6,064,735)	37,049,303

Net income		5,223,393		5,223,393	$5,223,393
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $35,869			69,628		69,628	69,628

Comprehensive income						$5,293,021

Cash dividends paid ($3.50 per share)		(2,240,163)			(2,240,163)
Purchase of Treasury Stock, at cost (9,118 shares)				(968,364)	(968,364)

BALANCE, DECEMBER 31, 2006	8,846,670	37,315,334	4,892	(7,033,099)	39,133,797

Net income		4,904,699		4,904,699	$4,904,699
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $254,361			493,759		493,759	493,759

Comprehensive income						$5,398,458

Cash dividends paid ($3.75 per share)		(2,371,463)			(2,371,463)
Purchase of Treasury Stock, at cost (9,060 shares)				(1,043,151)	(1,043,151)

BALANCE, DECEMBER 31, 2007	8,846,670	39,848,570	498,651	(8,076,250)	41,117,641

Net income		4,455,633		4,455,633	$4,455,633
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $74,547			144,708		144,708	144,708

Comprehensive income						$4,600,341

Cash dividends paid ($2.95 per share)		(1,843,066)			(1,843,066)
Purchase of Treasury Stock, at cost (8,100 shares)				(939,318)	(939,318)

BALANCE, DECEMBER 31, 2008	$8,846,670	$42,461,137	$643,359	$(9,015,568)	$42,935,598

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
OPERATING ACTIVITIES
Net income	$4,455,633	$4,904,699	$5,223,393
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	61,000	127,119	214,514
Depreciation, amortization and accretion, net	439,697	359,585	294,640
Gain on sale of loans, net	(28,066)	(20,517)	(35,207)
Origination of loans held for sale	(3,020,600)	(5,828,620)	(8,691,135)
Proceeds from the sale of loans	3,218,666	5,851,637	8,648,442
BOLI benefit income	(234,396)	—	—
Federal Home Loan Bank stock dividend	(53,600)	(19,700)	(72,200)
Net changes in:
Accrued interest and other assets	(742,464)	(304,501)	(364,131)
Accrued interest and other liabilities	17,134	6,259	98,705

Net cash provided by operating activities	4,113,004	5,075,961	5,317,021

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	29,232,154	13,297,670	2,564,933
Purchases	(26,448,780)	(31,887,283)	(22,874,680)
Investment securities held to maturity:
Proceeds from maturities and repayments	4,580,179	4,957,302	5,174,959
Purchases	(7,174,675)	(4,503,250)	(4,346,635)
Net (increase) decrease in loans	(3,989,827)	(4,714,930)	14,095,363
Purchase of premises and equipment	(243,084)	(1,302,496)	(874,329)
Net proceeds from sale of other real estate owned	—	80,000	620,000
Bank Owned Life Insurance (BOLI)
Proceeds	395,915	—	—
Purchases	(2,000,000)	—	—

Net cash used in investing activities	(5,648,118)	(24,072,987)	(5,640,389)

FINANCING ACTIVITIES
Net increase in deposits	3,495,565	21,150,829	13,951,362
Net increase in short-term borrowings	640,000	434,719	1,700,281
Repayment of Federal Home Loan Bank advances	(674,184)	(706,520)	(2,745,680)
Purchase of treasury shares	(939,318)	(1,043,151)	(968,364)
Cash dividends paid	(1,843,066)	(2,371,463)	(2,240,163)

Net cash provided by financing activities	678,997	17,464,414	9,697,436

(Decrease) increase in cash and cash equivalents	(856,117)	(1,532,612)	9,374,068

Cash and cash equivalents at beginning of year	41,172,750	42,705,362	33,331,294

Cash and cash equivalents at end of year	$40,316,633	$41,172,750	$42,705,362

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security’s ability to recover any decline in its market value, and management’s intent and ability to hold the security for a period of time sufficient to allow for a recovery in market value. Among the factors that are considered in determining management’s intent and ability is a review of the Company’s capital adequacy, interest rate risk position and liquidity. The assessment of a security’s ability to recover any decline in market value, the ability of the issuer to meet contractual obligations and management’s intent and ability requires considerable judgment. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the Consolidated Statement of Income.

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

Intangible Assets

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2008 and 2007 respectively, net goodwill was $1,329,249 and $1,329,249. The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts.

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

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. Also in February 2008, the FASB issued Staff Position No. 157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

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

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, to require enhanced disclosures about derivative instruments and hedging activities. The new standard has revised financial reporting for derivative instruments and hedging activities by requiring more transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires entities to provide more information about their liquidity by requiring disclosure of derivative features that are credit risk-related. Further, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encourage. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2008, the FASB ratified EITF Issue No. 08-4, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios. This Issue provides transition guidance for conforming changes made to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios, that resulted from EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, and FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity. The conforming changes are effective for financial statements issued for fiscal years ending after December 15, 2008, with earlier application permitted. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued FSP No. FAS 158-1, Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No. 106 and to the Related Staff Implementation Guides. This FSP provides conforming amendments to the illustrations in FAS Statements No. 87, 88, and 106 and to related staff implementation guides as a result of the issuance of FAS Statement No. 158. The conforming amendments made by this FSP are effective as of the effective dates of Statement No. 158. The unaffected guidance that this FSP codifies into Statements No. 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions. This FSP concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. The FSP is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets. This standard is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement. This FSP provides guidance on the accounting for certain types of convertible debt instruments that may be settled in cash upon conversion. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. This FSP amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to improve an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by the FSP are to be provided for fiscal years ending after December 15, 2009. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

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

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2008, 2007 and 2006 were $6,670,899, $8,002,386, and $5,817,972, respectively. Cash payments for income taxes for 2008, 2007, and 2006 were $1,344,193, $2,021,760, and $1,981,287 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders’ equity or net income.

2.	FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:

	2008			2007
Institution	Rate	Maturity	Balance	Rate	Maturity	Balance
National City Bank	0.03%	1-02-09	$299,000	3.44%	1-02-08	$14,530,000
Great Lakes Bankers Bank	0.23%	1-02-09	8,149,000	3.91%	1-02-08	14,848,000

			$8,448,000			$29,378,000

3.	INVESTMENT SECURITIES

The amortized cost of securities and their estimated fair values are as follows:

Securities Available for Sale

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$49,575,180	$1,363,875	$172	$50,938,883
Mutual Funds	1,000,000	—	388,917	611,083

Total	$50,575,180	$1,363,875	$389,089	$51,549,966

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$52,360,443	$776,418	$20,886	$53,115,975
Mutual Funds	1,000,000	—	—	1,000,000

Total	$53,360,443	$776,418	$20,886	$54,115,975

Securities Held to Maturity

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$32,168,512	$1,137,237	$40,180	$33,265,569

Total	$32,168,512	$1,137,237	$40,180	$33,265,569

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$29,552,217	$718,539	$23,340	$30,247,416

Total	$29,552,217	$718,539	$23,340	$30,247,416

3.	INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair values of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$5,103,791	$4,791,199	$4,330,686	$4,408,788
Due after one year through five years	30,602,329	31,555,126	13,869,809	14,453,274
Due after five through ten years	14,582,181	14,916,864	13,306,606	13,751,285
Due after ten years	286,879	286,777	661,411	652,222

	$50,575,180	$51,549,966	$32,168,512	$33,265,569

Investment securities with an approximate carrying value of $37,375,000 and $34,978,000 at December 31, 2008 and 2007, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007. As of December 31, 2008, there were a total of thirteen securities in a loss position.

	2008
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$20,440	$70	$286,777	$102	$307,217	$172
Obligations of states and Political subdivisions	2,056,170	40,180	—	—	2,056,170	40,180
Mutual Funds	611,083	388,917	—	—	611,083	388,917

Total debt securities	$2,687,693	$429,167	$286,777	$102	$2,974,470	$429,269

	2007
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agencies and corporations	$1,416,959	$3,933	$1,974,258	$16,953	$3,391,217	$20,886
Obligations of states and Political subdivisions	1,184,025	7,769	1,319,172	15,571	2,503,197	23,340

Total debt securities	$2,600,984	$11,702	$3,293,430	$32,524	$5,894,414	$44,226

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

4.	LOANS

Major classification of loans are summarized as follows:

	2008	2007
Real estate – residential	$72,663,710	$72,857,699
Real estate – farm	8,843,146	9,966,991
Real estate – commercial	59,504,843	59,816,968
Real estate – construction	12,076,906	7,778,076
Commercial and other loans	43,239,000	41,678,124
Consumer and credit loans	6,900,712	7,200,963

	203,228,317	199,298,821
Less allowance for loan losses	(2,525,202)	(2,510,011)
Less net deferred loan fees	(254,407)	(268,929)

Loans, net	$200,448,708	$196,519,881

Loans held for sale at December 31, 2008 and 2007 were $0 and $170,000 respectively. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $50,288,839 and $53,527,726 at December 31, 2008 and 2007, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows.

	2008	2007	2006
Principal outstanding	$72,799	$838,877	$471,101
Contractual interest due	$13,692	$34,833	$54,227
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2008 and 2007, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $120,000 for the year ended December 31, 2008 is as follows:

Balance December 31, 2007	Additions	Amounts Collected	Balance December 31, 2008
$3,687,846	$765,895	$340,680	$4,113,061

5.	ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2008	2007	2006
Balance, January 1	$2,510,011	$2,393,705	$2,313,313
Add:
Provision charged to operations	61,000	127,119	214,514
Loan recoveries	67,082	120,973	360,199
Less: Loans charged off	(112,891)	(131,786)	(494,319)

Balance, December 31	$2,525,202	$2,510,011	$2,393,705

6.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2008	2007
Land	$2,050,242	$2,050,242
Building and improvements	5,465,406	5,425,873
Leasehold improvements	78,761	78,598
Furniture, fixtures and equipment	3,682,240	3,748,121

	11,276,649	11,302,834
Less accumulated depreciation	(4,955,618)	(4,765,281)

Total	$6,321,031	$6,537,553

Depreciation expense charged to operations was $448,677 for 2008, $381,779 for 2007, and $368,995 for 2006.

7.	GOODWILL

As of December 31, 2008 and 2007, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249.

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

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $57,451,106 and $57,367,824 at December 31, 2008 and 2007, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $2,064,635 in 2008, $2,353,663 in 2007, and $1,502,305 in 2006.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2008.

3 months or less	$20,376,159
Over 3 through 6 months	11,984,801
Over 6 through 12 months	14,076,461
Over 12 months	11,013,685

Total	$57,451,106

8.	DEPOSITS (CONTINUED)

The following table sets forth the remaining maturity of all time deposits at December 31, 2008.

12 month or less	$112,743,086
12 months through 24 months	14,998,753
24 months through 36 months	8,557,293
36 months through 48 months	3,315,513
48 months through 60 months	4,652,889
Over 60 months	4,699

$144,272,233

9.	SHORT-TERM BORROWINGS

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

	2008	2007
Short-term borrowings:
Ending balance	$6,385,000	$5,745,000
Maximum month-end balance during the year	7,010,000	6,390,000
Average month-end balance during the year	5,662,917	5,484,198
Weighted average at year end	0.23%	1.24%
Weighted average rate during the year	0.31%	2.46%

The Company has pledged investment securities with carrying values of $8,290,290 and $7,102,740 as of December 31, 2008 and 2007, respectively, as collateral for the repurchase agreements.

10.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. The weighted average rate paid on the advances is 5.69%. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$699,865
2010	529,202
2011	222,657
2012	173,502
2013	88,015
2014 and thereafter	149,426

Total	$1,862,667

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2008 the Bank had a borrowing capacity of approximately $41.9 million with the FHLB. At December 31, 2008 and 2007 there was $1,862,667 and $2,536,851, respectively borrowed against this credit arrangement.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2008 and 2007 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

Both plans cover substantially all employees with one year of service and attained age 21. For 2008, the annual contribution to a participant’s retirement account may not exceed $46,000.

The pension costs charged to operating expense for the years 2008, 2007 and 2006 amounted to $342,596, $318,646, and $301,650, respectively.

12.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2008	2007	2006
Professional fees	$371,839	$276,684	$327,579
Franchise tax	502,008	488,388	460,580
Telephone	138,919	169,388	160,381
Stationery, supplies and printing	168,350	165,438	173,147
Postage, express and freight	186,504	183,047	171,752
Data processing	199,010	177,081	157,012
Other	949,582	970,871	1,027,554

Total	$2,516,212	$2,430,897	$2,478,005

13.	OPERATING LEASES

The bank leases the space housing the German Village branch located in Berlin, Ohio. The lease expires in five years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$19,278
1 to 3 years	39,720
3 to 5 years	41,325
Greater than 5 years	233,059

$333,382

14.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2008	2007	2006
Current payable	$1,474,256	$1,885,059	$1,731,861
Deferred	(370,243)	8,069	260,100

Total provision	$1,104,013	$1,893,128	$1,991,961

14.	INCOME TAXES (CONTINUED)

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2008		2007		2006
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$1,890,280	34.0%	$2,311,261	34.0%	$2,453,220	34.0%
Tax exempt income	(629,523)	(11.3)	(526,655)	(7.7)	(533,663)	(7.4)
Non-deductible interest Expense	40,852	0.7	52,577	0.8	31,167	0.4
Other, net	(197,595)	(3.6)	55,945	0.8	41,237	0.6

Tax expense and effective rate	$1,104,013	19.9%	$1,893,128	27.8%	$1,991,961	27.6%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2008	2007
Deferred Tax Assets:
Allowance for loan losses	$660,538	$656,391
Deferred loan fees	—	995
Other	166,893	11,627

Deferred tax asset	827,431	669,013

Deferred Tax Liabilities:
Premise and equipment	281,770	335,441
Stock dividends	243,814	225,590
Net unrealized gain on securities	331,427	256,881
Other, net	13,975	190,353

Deferred tax liabilities	$870,986	$1,008,265

Net deferred tax (liabilities) assets	$(43,555)	$(339,252)

No valuation allowance was established at December 31, 2008 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2008	2007
Commitments to extend credit	$42,188,000	$42,070,000
Standby letters of credit	895,000	785,000

Total	$43,083,000	$42,855,000

15.	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2008, 2007 or 2006.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

16.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2009, without the approval of the regulatory authorities, is $2,097,802 plus 2009 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $4,148,000 and $3,706,000 at December 31, 2008 and 2007, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2008 and 2007.

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

As of December 31, 2008 and 2007, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2008		2007
Amounts expressed in thousands	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)

Actual	$43,621	19.21%	$41,801	18.90%
For Capital Adequacy Purposes	18,163	8.00	17,695	8.00
To be well capitalized	22,704	10.00	22,119	10.00

Tier 1 Capital (to Risk Weighted Assets)

Actual	41,096	18.10%	39,291	17.76%
For Capital Adequacy Purposes	9,082	4.00	8,848	4.00
To be well capitalized	13,623	6.00	13,271	6.00

Tier 1 Capital (to Average Assets)

Actual	41,096	12.10%	39,291	11.75%
For Capital Adequacy Purposes	13,585	4.00	13,376	4.00
To be well capitalized	16,981	5.00	16,719	5.00

18.	FAIR VALUE MEASUREMENTS (SFAS No. 157)

Effective January 1, 2008, the Company adopted SFAS No. 157, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. SFAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by SFAS No. 157 hierarchy are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:

Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

18.	FAIR VALUE MEASUREMENTS (SFAS No. 157) (CONTINUED)

The following table presents the assets reported on the consolidated statements of financial condition at their fair value as of December 31, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2008
	Level I	Level II	Level III	Total
	(In thousands)
Assets:
Securities available for sale	$—	$51,549,966	$—	$51,549,966

19.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from depository institutions	$31,868,633	$31,868,633	$11,794,750	$11,794,750
Federal funds sold	8,448,000	8,448,000	29,378,000	29,378,000
Securities available for sale	51,549,966	51,549,966	54,115,975	54,115,975
Securities held to maturity	32,168,512	33,265,569	29,552,217	30,247,416
Net loans	200,448,708	211,277,000	196,519,881	203,523,000
Loans held for sale	—	—	170,000	170,000
Accrued interest receivable	1,470,883	1,470,883	1,589,899	1,589,899
Regulatory Stock	1,734,560	1,734,560	1,680,910	1,680,910
Bank Owned Life Insurance	5,442,906	5,442,906	3,400,735	3,400,735

Financial liabilities:
Deposits	$288,946,906	$292,313,673	$285,451,341	$287,527,408
Short term borrowings	6,385,000	6,385,000	5,745,000	5,745,000
Federal Home Loan Bank advances	1,862,667	2,180,000	2,536,851	2,716,000
Accrued interest payable	245,247	245,247	402,232	402,232

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

19.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

Loans, Deposits, and Federal Home Loan Bank Advances

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. The fair values of certificates of deposit and other borrowed funds are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, Savings, and money market deposits are valued at the amount payable on demand as of year-end.

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

20.	PARENT COMPANY

The following are parent only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2008	2007
ASSETS
Cash	$379,908	$258,597
Dividends Cash	77,450	110,149
Investment in bank subsidiary	41,812,375	39,859,044
Investment – Available for Sale	611,083	1,000,000

Total assets	$42,880,816	$41,227,790

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend Checks Outstanding	$77,450	$110,149
Deferred FIT Payable	(132,232)	—
Shareholders’ equity	42,935,598	41,117,641

Total liabilities and shareholders’ equity	$42,880,816	$41,227,790

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2008	2007	2006
INCOME
Dividends from bank subsidiary	$2,950,000	$4,400,000	$3,225,000

Operating expenses	70,135	62,370	61,487

Income before income taxes	2,879,865	4,337,630	3,163,513

Income tax benefit	(23,829)	(21,206)	(20,905)

Income before equity in undistributed net income of subsidiary	2,903,694	4,358,836	3,184,418

Equity in undistributed net income of subsidiary	1,551,939	545,863	2,038,975

NET INCOME	$4,455,633	$4,904,699	$5,223,393

20.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
OPERATING ACTIVITIES
Net income	$4,455,633	$4,904,699	$5,223,393
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,551,939)	(545,863)	(2,038,975)
(Decrease) increase in other liabilities	(32,698)	(31,979)	11,848

Net cash provided by operating activities	2,870,996	4,326,857	3,196,266

INVESTING ACTIVITIES
Purchase Investment Securities Available for Sale	—	(1,000,000)	—

Net cash used in investing activities	—	(1,000,000)	—

FINANCING ACTIVITIES
Purchase of treasury shares	(939,318)	(1,043,151)	(968,364)
Dividends paid	(1,843,066)	(2,371,463)	(2,240,163)
Advance from subsidiary	—	—	—

Net cash used in financing activities	(2,782,384)	(3,414,614)	(3,208,527)

INCREASE (DECREASE) IN CASH	88,612	(87,757)	(12,261)

CASH AT BEGINNING OF YEAR	368,746	456,503	468,764

CASH AT END OF YEAR	$457,358	$368,746	$456,503

21.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2008	June 2008	September 2008	December 2008
Total interest income	$5,081	$4,734	$4,618	$4,424
Total interest expense	1,924	1,694	1,527	1,369

Net interest income	3,157	3,040	3,091	3,055
Provision for loan losses	—	—	—	61

Net interest income after provision for loans losses	3,157	3,040	3,091	2,994

Total noninterest income	400	648	393	366
Total noninterest expense	2,253	2,037	2,186	2,053

Income before income taxes	1,304	1,651	1,298	1,307
Income taxes	316	326	200	262

Net income	$988	$1,325	$1,098	$1,045

Per share data:
Net earnings	$1.57	$2.11	$1.75	$1.68

Weighted average shares outstanding	628,447	627,276	626,410	622,471

21.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2007	June 2007	September 2007	December 2007
Total interest income	$5,300	$5,483	$5,496	$5,401
Total interest expense	1,872	2,012	2,088	2,096

Net interest income	3,428	3,471	3,408	3,305
Provision for loan losses	5	62	60	—

Net interest income after provision for loans losses	3,423	3,409	3,348	3,305

Total noninterest income	330	369	377	406
Total noninterest expense	2,163	1,905	2,113	1,988

Income before income taxes	1,590	1,873	1,612	1,723
Income taxes	422	560	438	473

Net income	$1,168	$1,313	$1,174	$1,250

Per share data:
Net earnings	$1.83	$2.06	$1.85	$1.98

Weighted average shares outstanding	638,244	636,455	634,383	630,561