Form 10-K, Exhibit 13
period 2009-12-31
KILLBUCK BANCSHARES INC
filed 2010-03-23
CIK 1060455

EXHIBIT 13

Killbuck Bancshares, Inc.

Corporate Profile

Killbuck Bancshares, Inc. (the “Company”) was incorporated under the laws of the State of Ohio for the primary purpose of acquiring and holding all of the outstanding shares of The Killbuck Savings Bank Company (the “Bank”). The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio.

The Killbuck Savings Bank Company was established under the banking laws of the State of Ohio in September of 1900. The Bank is headquartered in Killbuck, Ohio, in Holmes County. Holmes County is located in northeastern Ohio. The Bank deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”), and it is regulated by the Ohio Division of Financial Institutions (“ODFI”) and the Board of Governors of the Federal Reserve System (“FRB”).

The Bank provides customary retail and commercial banking services to its customers, including checking, savings and time deposit accounts, Health Savings Accounts (“HAS”), internet banking, bill payment, and safe deposit facilities, as well as a full complement of real estate, commercial and consumer loan products.

Stock Market Information

The Company’s common shares are currently quoted by a number of quotation services, including the Over the Counter Bulletin Board (the “OTCBB”), the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), and Community Banc Investments (“CBI”), each of which handles a limited amount of the Corporation’s stock transactions. The OTCBB and the Pink Sheets are both quotation services for “over-the-counter securities,” which are generally considered to be any equity securities not otherwise listed on a national exchange, such as NASDAQ, NYSE or Amex. CBI is a licensed intrastate securities dealer that specializes in marketing the stock of independent banks in Ohio. The Company’s common shares are quoted on the OTCBB and the Pink Sheets under the trading symbol “KLIB.”

The common stock of the Company trades infrequently. Parties interested in buying or selling the Company’s stock are generally referred to CBI. The quarterly share price information in the table below was obtained from CBI and the OTCBB.

Quarter Ended		High	Low	Cash Dividends Paid

2009	March 31	$116.36	$104.35	N/A
	June 30	105.12	103.90	$1.45
	September 30	105.92	104.18	N/A
	December 31	106.40	104.67	$1.55

2008	March 31	$119.74	$114.44	N/A
	June 30	115.40	113.77	$1.45
	September 30	116.36	113.91	N/A
	December 31	116.36	115.48	$1.50

At December 31, 2009, the Company had approximately 992 shareholders of record.

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Company’s stock, these prices may not reflect the actual prices at which the stock would trade in a more active market.

Historically, the Company has paid dividends on a semi-annual basis.

Selected Consolidated Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands, except share data).

	Year Ended December 31,
	2009	2008	2007	2006	2005
For The Year:
Total interest income	$15,865	$18,856	$21,680	$20,038	$16,618
Total interest expense	4,477	6,514	8,068	5,919	4,169

Net interest income	11,388	12,342	13,612	14,119	12,449
Provision for loan losses	2	61	127	215	377

Net interest income after provision for loan losses	11,386	12,281	13,484	13,904	12,072
Total noninterest income	1,673	1,808	1,483	1,307	1,265
Total noninterest expense	9,089	8,529	8,169	7,996	7,613

Income before income taxes	3,970	5,560	6,798	7,215	5,724
Income tax expense	835	1,104	1,893	1,992	1,513

Net income	$3,135	$4,456	$4,905	$5,223	$4,211

Per share data
Earnings	$5.07	$7.12	$7.73	$8.14	$6.44
Dividends	$3.00	$2.95	$3.75	$3.50	$2.20
Book value (at year end)	$69.83	$69.09	$65.31	$61.28	$57.20

Average shares outstanding	618,317	625,839	634,458	641,759	653,996

Year-end balances:
Loans receivable, net	$207,575	$200,449	$196,520	$191,932	$206,242
Securities	100,422	83,718	83,668	64,746	45,078
Total assets	371,979	341,338	336,337	313,205	298,050
Deposits	321,295	288,947	285,451	264,301	250,349
Borrowings	6,872	8,248	8,282	8,554	9,599
Shareholders’ equity	43,063	42,935	41,118	39,134	37,049

Significant ratios:
Return on average assets	0.89%	1.32%	1.51%	1.74%	1.44%
Return on average shareholders’ equity	7.67	11.41	12.88	14.57	12.24
Dividend payout	59.17	41.43	48.51	43.00	34.16
Average shareholders’ equity to average assets	11.65	11.54	11.75	11.96	11.79
Loan to deposits	64.61	69.37	68.85	72.62	82.38
Allowance for loan losses to total loans	1.16	1.26	1.23	1.11	1.22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Killbuck Bancshares, Inc. is the holding company for its wholly-owned subsidiary, The Killbuck Savings Bank Company (the “Bank”) (hereinafter collectively the “Company”). The following discussion and analysis is intended to provide information about the financial condition and results of operations of the Company and should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, as well as and other discussions appearing elsewhere in this Annual Report and the Company’s Form 10-K.

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

Critical Accounting Policies

The Company’s accounting policies are integral to understanding the financial results reported. The Company’s accounting policies are described in detail in the Notes to the Consolidated Financial Statements. Our most complex accounting policies require a high degree of management’s judgment to ascertain the proper valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods which are well controlled and applied consistently from period to period. Further, the policies and procedures are intended to ensure that the process for changing accounting methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management judgment.

Allowance for Loan Losses

Determining the appropriate level of the allowance for loan losses involves a significant degree of management’s judgment. The Company’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses, as well as prevailing business and other economic environmental factors that may impact the portfolio in a manner currently unforeseen. The allowance is increased by the provision for loan losses and by recoveries of loans previously charged-off, and reduced by loans charged-off. For a more comprehensive discussion of the Company’s methodology of assessing the adequacy of the allowance for loan losses, refer to “Notes to Consolidated Financial Statements” elsewhere herein.

Goodwill and Other Intangible Assets

The Company must assess goodwill and other intangible assets each year for impairment. The assessment process entails estimating cash flows for future periods. If the future cash flows are insufficient to recover the recorded goodwill and other intangible asset balances, the Company would be required to take a charge against earnings to reflect the assets at the lower carrying value.

Financial Overview

Events in the domestic and global financial markets during the three year period under review have presented significant challenges to the Company, as well as all other banking institutions in the United Sates. This statement rang particularly true for the Company in 2009.

Specifically, a worldwide liquidity crisis reached its apex in the first quarter of 2009. The specter of a continuing international liquidity crisis mandated that the Company’s management carry excess liquid assets (cash and short term investments) throughout the year. This environmentally necessitated decision, integrated with the Fed’s easing of interest rates, negatively impacted the Company’s income in 2009 by $800,000 after-tax, as yields on investments and interest-bearing deposits declined precipitously as compared to 2008.

In addition, despite an absence of deteriorating asset quality, and despite maintaining the Bank’s status as a high performance financial institution, the Company was forced to pay for the clean-up of the banking system’s risk-takers. When compared to 2008, FDIC insurance costs increased by approximately $345,000, after tax.

The Company’s $1.3 million decline in comparative net income in 2009 can almost be completely ascribed to the $1.1 million cost of these two environmental variables.

Comparison of Financial Condition at December 31, 2009 and 2008

The Company’s assets at December 31, 2009 totaled $372.0 million, an increase of $30.7 million, or 9.0% over 2008 totals.

The asset growth during 2009 generally reflects a $32.3 million, or 11.2% increase in total deposits. The Company’s deposit growth during the year was enhanced at year-end by the receipt of approximately $15.0 million in temporary noninterest bearing deposits. The vast majority of these deposits were or are expected to be withdrawn in the first quarter of 2010. The remaining deposit growth of $17.3 million, or 6.0% is generally reflective of the Company’s continuing marketing efforts directed at profitable organic growth.

Cash and cash equivalents and investment securities increased by $21.9 million, or 16.9% to $145.9 million at December 31, 2009. The increase was generally reflective of three major components. First, cash was maintained at above normal levels due to the impending withdrawal of the aforementioned large deposit. Secondly, as previously stated, management felt compelled to maintain higher liquid asset balances due to economic uncertainty in the environment. Finally, the Company’s deployment of growth to liquid assets was indicative of less than optimal commercial loan demand during 2009.

Loans receivable increased during 2009 by $7.1 million, or 3.6%, totaling $207.6 million at year-end. Loan growth during 2009 was principally confined to residential real estate credits, which increased during the year by $8.8 million, or 12.2%. The remainder of the Company’s loan products, with the exception of a slight increase in farm credits, showed a modest $2.7 million, or 2.2% decline during 2009. The growth in residential real estate can generally be attributable to the favorable residential mortgage rates available in 2009, while the reduction in commercial and consumer credits essentially mirrors the overall economic slowdown encountered during the period.

The Company’s allowance for loan losses at December 31, 2009 totaled $2.4 million, or 1.16% of total loans, as compared to $2.5 million, or 1.24% of total loans at December 31, 2008. The slight decline in portfolio coverage during 2009 is principally attributable to the complete elimination of nonperforming loans at December 31, 2009, as well as a reduction in all other delinquent loan categories.

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

The Company’s allowance for loan losses is the accumulation of various components calculated based upon independent methodologies. All components of the allowance for loan losses represent an estimation performed according to either Financial Accounting Standards Board Accounting Standards Codification Topic 450-Contingencies, or Topic 310-Receivables. Management’s estimate of each allowance component is based on certain observable data that management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Some of the components that management factors in are current economic conditions, loan growth assumptions, credit concentrations, and levels of nonperforming loans.

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

Funds generated in 2009 from deposit growth and operations were partially deployed to reduce amortizing Federal Home Loan Bank advances by approximately $651,000, and retire short-term borrowings by $725,000, or 11.4%.

Shareholders’ equity increased by approximately $128,000 during 2009, totaling $43.1 million at year-end, as compared to $42.9 million at December 31, 2008. The growth in shareholders’ equity during 2009 was comprised of period earnings of $3.1 million, which were partially offset by payment of $1.9 million in cash dividends, a $627,000 decrease in accumulated other comprehensive income and $527,000 of treasury share purchases. The Company purchases treasury shares pursuant to financial objectives and guidelines set forth in its strategic planning process.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2009			2008			2007
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest-earning assets:
Loans (1)(2)	$207,846	$12,267	5.90%	$201,179	14,136	7.03%	$202,692	16,784	8.28%
Securities – taxable (3)	61,845	2,019	3.26%	54,804	2,789	5.09%	41,603	2,144	5.15%
Securities – nontaxable	34,385	1,427	4.15%	31,171	1,342	4.31%	31,955	1,405	4.40%
Securities – equity (3)(4)	1,756	102	5.80%	1,707	96	5.60%	1,681	105	6.25%
Interest-bearing deposits and other	21,604	50	0.24%	22,343	493	2.21%	24,515	1,242	5.07%

Total interest – earnings assets	327,436	15,865	4.85%	311,204	18,856	6.06%	302,446	21,680	7.17%

Noninterest-earning assets
Cash and due from other institutions	10,066			14,080			10,757
Premises and equipment, net	6,152			6,484			5,952
Accrued interest receivable	1,295			1,401			1,502
Other assets	8,210			7,776			5,843
Less allowance for loan losses	(2,505)			(2,500)			(2,477)

Total	$350,654			$338,445			$324,023

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand	26,303	40	0.15%	26,889	108	0.40%	27,255	158	0.58%
Money market accounts	29,025	249	0.86%	21,830	344	1.58%	18,961	506	2.67%
Savings deposits	41,248	171	0.42%	38,979	276	0.71%	37,274	382	1.02%
Time deposits	151,181	3,915	2.59%	150,375	5,642	3.75%	144,597	6,724	4.65%
Short-term borrowings	5,352	12	0.23%	5,580	18	0.32%	5,456	135	2.47%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2009			2008			2007
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate

Federal Home Loan Bank Advances	1,507	90	5.97%	2,168	126	5.79%	2,855	163	5.71%

Total interest bearing liabilities	254,616	4,477	1.76%	245,821	6,514	2.65%	236,398	8,068	3.41%

Noninterest bearing liabilities:
Demand deposits	51,887			49,711			45,452
Accrued expenses and other liabilities	3,283			3,849			4,101

Shareholders’ equity	40,868			39,064			38,072

Total	$350,654			$338,445			$324,023

Net interest income		$11,388			$12,342			$13,612

Interest rate spread (5)			3.09%			3.41%			3.76%

Net yield on interest earning assets (6)			3.48%			3.97%			4.50%

(1)	The weighted average loan amounts outstanding are net of deferred loan origination fees.
(2)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(3)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(4)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers’ Bank.
(5)	Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(6)	Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

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

	2009 Compared to 2008			2008 Compared to 2007
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net

Interest income
Loans	$469	$(2,338)	$(1,869)	$(125)	$(2,523)	$(2,648)
Securities-taxable	358	(1,128)	(770)	680	(35)	645
Securities-nontaxable	139	(54)	85	(34)	(29)	(63)
Securities-equities	3	3	6	2	(11)	(9)
Federal funds sold	(356)	(128)	(484)	(110)	(639)	(749)
Due from Federal Reserve	—	—	—	—	—	—

Total interest earning Assets	612	(3,644)	(3,032)	413	(3,237)	(2,824)

Interest expense
Interest bearing demand	(2)	(66)	(68)	(2)	(48)	(50)
Money market accounts	114	(209)	(95)	77	(239)	(162)
Savings deposits	16	(121)	(105)	17	(123)	(106)
Time deposits	30	(1,757)	(1,727)	269	(1,351)	(1,082)
Short-term borrowing	(1)	(5)	(6)	3	(120)	(117)
Federal Home Loan Bank Advances	(38)	2	(36)	(39)	2	(37)

Total interest bearing Liabilities	119	(2,156)	(2,037)	325	(1,879)	(1,554)

Net change in interest income	$493	$(1,488)	$(995)	$88	$(1,358)	$(1,270)

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2009 and 2008

Net Interest Income

The Company’s net interest income for the year ended December 31, 2009 totaled $11.4 million, a reduction of approximately $954,000, or 7.7% from 2008 levels. The principal factor underlying the net decline was a significant reduction in average yields on taxable investments and interest-bearing deposits, which were partially offset by a $16.2 million increase in the volume of interest-earning assets, and a 0.89% decrease in the average cost of interest-bearing liabilities in 2009 as compared to 2008.

Total interest income in 2009 decreased by $3.0 million, or 15.9%, due primarily to a $1.2 million or 36.9% decline in interest on interest-bearing deposits and taxable investments and a $1.9 million, or 13.2%, reduction in interest on loans. These declines in interest income generally reflect the effects of overall reduction in interest rates in the economy resulting from the Fed’s easing of monetary policy. The greatest evidence of this trend in 2009 was depicted in the Company’s $443,000, or 89.9%, decline in yield on interest-bearing deposits in 2009, despite a relatively insignificant $739,000, or 3.3%, reduction in the average balances outstanding year over year.

Total interest expense for the year ended December 31, 2009 declined by $2.0 million, or 31.2%, as compared to 2008. The preponderance of this 2009 reduction emanated from a $1.7 million, or 30.1%, decrease in the cost of time deposits. Similar to the earnings side, this decline in interest costs mirrors the overall reduction of interest rates in the economy. The remaining $300,000 of 2009 interest cost reductions were primarily attributable to accounts subject to daily repricing, e.g. interest-bearing demand, money market and savings deposits. Given the extremely low cost of these deposit types at December 31, 2009, management views it unlikely that the 2009 cost reductions with be replicated in 2010.

The foregoing factors culminated in the Company’s attainment of an interest rate spread of 3.09% and a net yield on earning assets of 3.48% in 2009, compared to 3.41% and 3.97%, respectively, in 2008. Management believes the Company’s reduction in spread and margin in 2009 primarily stems from the need to carry higher levels of liquidity during the year, and does not represent a material adverse trend.

Provision for Loan Losses

The provision for loan losses totaled $2,000 for 2009, as compared to $61,000 for 2008. The reduced loss provision is principally attributable to the elimination of nonperforming loans during 2009, as well as an overall reduction in other delinquent loans year over year. As stated previously, the Company maintains the allowance at a level commensurate with the credit risks inherent in the portfolio.

Noninterest Income

Noninterest income declined by $135,000, or 7.5%, in 2009 as compared to 2008. The reduction in income was principally related to a $217,000 decrease in earnings and recoveries on bank-owned life insurance and a $22,000 decrease in all other fee and service related income accounts, which were partially offset by a $103,000 increase in gains on sale of loans in the secondary market. As stated previously, residential loan originations were enhanced during 2009 by favorable long-term mortgage rates.

Noninterest Expense

The Company’s management stringently monitors noninterest expenses. A continuation of these control efforts in 2009 culminated with a modest $35,000, or 0.5%, increase in all noninterest expense categories with the exception of FDIC deposit insurance. The $524,000 increase in FDIC deposit insurance costs in 2009 comprised virtually all of the $559,000, or 6.6%, increase in noninterest expense compared with the prior year. Management believes the Company’s deposit insurance costs will continue to increase in the future. In December of 2009, the Company prepaid $1.3 million in deposit premiums, constituting three years of premiums at current rates.

Income Taxes

Income tax expense declined to $835,000 in 2009, representing a $269,000, or 24.4%, reduction from the $1.1 million of income tax expense recorded in 2008. The year over year decline is primarily attributable to a $1.6 million, or 28.8%, reduction in pre-tax income. The Company’s effective tax rate was 21.0% in 2009, as compared to 19.9% in 2008. The principal difference between the Company’s effective tax rate in 2009 and 2008 and the 34% statutory tax rate in effect for both years resulted from the beneficial effects of tax-exempt income.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2008 and 2007

Net Interest Income

The Company’s interest income for 2008 totaled $18.9 million, reflecting a reduction of $2.8 million, or 13.0%, from 2007 levels. The decline was almost solely attributable to a $2.6 million, or 15.8%, decrease in interest income on loans. This reduction in loan portfolio earnings can be almost completely ascribed to a decline in portfolio yield from 8.28% in 2007 to 7.03% in 2008, as the average portfolio balances showed a modest $1.5 million, or 0.7%, decrease year over year. The reduction in interest income on the loan portfolio generally mirrored the overall decline in mortgage and other loan rates during 2008.

Interest income on investments and interest-bearing deposits totaled $4.7 million, an approximate $176,000, or 3.6%, decline from 2007 levels. The primary contribution underlying this trend was a $749,000, or 60.3% reduction in income on interest-bearing deposits. This significant decline was almost completely driven by a 2.86% yield reduction, as average interest-bearing deposits outstanding in 2008 decreased by only $2.2 million, or 8.9%, compared to the prior year.

Total interest expense for 2008 totaled $6.5 million, representing a $1.6 million, or 19.3% decline from 2007 levels. This beneficial reduction in costs can be principally attributed to a $1.1 million, or 16.1%, decline in interest expense on time deposits in 2008 as compared to 2007. The reduction in interest costs on time deposits in 2008 was accomplished despite a $5.8 million, or 4.0%, increase in average outstanding balances year over year.

As interest rates declined in the general economy during 2008, the Company was able to extract an additional $318,000 of interest cost savings from accounts subject to daily repricing, e.g. interest-bearing demand, money market and savings deposits. This favorable movement in costs was accomplished despite a $4.2 million, or 5.0%, increase in average deposit balances outstanding.

The final component underlying the Company’s 2008 reduction in interest expense resulted from a $154,000, or 51.6%, decrease in the cost of borrowings. Approximately $117,000 of this difference is directly related to cost reductions on short-term borrowings, as the average cost of such funds declined from 2.47% in 2007 to 0.032% in 2008.

The integration of the foregoing factors resulted in the Company reporting a $1.3 million, or 9.3%, reduction in net interest income in 2008, as compared to 2007. The Company’s decline in net interest income during 2008 also translated into a lower interest rate spread and yield on earning-assets of 3.41% and 3.97%, which respectively compares to the 3.76% and 4.50% levels reported for the prior year-end.

Provision on Loan Losses

The Company’s provision for loan losses in 2008 totaled $61,000, a reduction of $66,000 from the $127,000 provision recorded in 2007. The decline in the loan loss provision year over year can be primarily attributable to a $766,000, or 91.2% reduction in non performing loans. The Company’s 2008 loss provision brought the allowance for loan losses to 1.24% of total loans, as compared to 1.26% at the prior year end.

As stated previously, the Company records loan loss provisions to maintain the allowance at an acceptable level commensurate with the credit risks in the loan portfolio.

Noninterest Income

The Company’s noninterest income in 2008 totaled $1.8 million, representing an increase of $325,000, or 21.9% over 2007 results. The enhanced revenue level can be almost solely ascribed to a $310,000 increase in earnings and recoveries on bank-owned life insurance policies in 2008.

Noninterest Expense

Total noninterest expense increased $360,000, or 4.4%, to $8.5 million in 2008, as compared to approximately $8.2 million in 2007. The 2008 increase was comprised of an $186,000, or 3.9%, increase in salary and benefits expense, an $89,000 increase in occupancy expense and an $85,000, or 3.5%, increase in all other operating expenses.

The increase in salary and benefits is generally comprised of normal merit increases and growth in employee benefit costs. The increase occupancy expense was attributable to increased costs related to upgrades in the Company’s facilities and computer technologies. Finally, the increase in other operating expense was generally attributable to increased costs of regulatory compliance.

Income Tax Expense

Income tax expense declined by $789,000, or 41.7%, for 2008 to $1.1 million from approximately $1.9 million in 2007. The reduction in income tax expense was primarily attributable to an 18.2% decline in pre-tax income. The Company’s effective tax rates for 2008 and 2007 were 19.9% and 27.8%, respectively. As set forth previously, the Company’s effective tax is beneficially affected by the amount of tax-exempt income earned each year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company’s primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of the Bank’s operations, the Bank is not subject to currency exchange or commodity price risk and, since the Bank has no trading portfolio, it is not subject to trading risk. The Bank’s loan portfolio, concentrated primarily within the surrounding market area, is subject to risks associated with the local economy. Since all of the interest-earning assets and interest-bearing liabilities are located at the Bank, all of the Company’s interest rate risk resides at the Bank level. As a result, interest rate risk management is conducted at the Bank level.

The Bank actively manages interest rate sensitivity and asset/liability products through an Asset/Liability Management Committee. The principal purposes of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, the Bank has originated variable rate loans and as of December 31, 2009, such loans comprised approximately 55% of the total loan portfolio.

One of the principal functions of the Bank’s asset/liability management program is to monitor the level to which the balance sheet is subject to interest rate risk. The goal of this program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in the net interest spread and achieve consistent growth in net interest income during periods of changing interest rates.

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

The Bank also conducts rate sensitivity analysis using a simulation model, which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement. The model also calculates earnings of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease. Such analysis translates interest rate movements and the Bank’s rate sensitivity position into dollar amounts by which earnings may fluctuate as a result of rate changes. Based on December 31, 2009 data, the latest date for which such information is available, a 2.00% immediate increase in interest rates would increase earnings by 11.86% and a 2.00% immediate decrease in interest rates would decrease earnings by 11.72%.

The data included in the table that follows indicates that the Bank is asset sensitive within one year. Generally, an asset sensitive gap could negatively affect net interest income in an environment of declining interest rates as a greater amount of interest-bearing assets could reprice at lower rates. During times of rising interest rates, an asset sensitive gap could positively affect net interest income, as rates would be increased on a larger volume of assets as compared to deposits. As a result, interest income would increase more rapidly than interest expense. A liability sensitive gap indicates that declining interest rates could positively affect net interest income, as expense of liabilities would decrease more rapidly than interest income would decline. Conversely, rising rates could negatively affect net interest income, as income from assets would increase less rapidly than deposit costs. Although rate sensitivity analysis enables the Bank to minimize interest rate risk, the magnitude of rate increases or decreases on assets versus liabilities may not correlate directly. As a result, fluctuations in interest spreads can occur even when repricing capabilities are perfectly matched.

It is the policy of the Bank to generally maintain a gap ratio within a range that is minus 10 percent to plus 20 percent of total assets for the time horizon of one year. When management believes that interest rates will increase, it can take actions to increase the RSA/RSL ratios. Conversely, when management believes interest rates will decline, it can take actions to decrease the RSA/RSL ratio.

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

The following table presents the Bank’s interest rate sensitivity gap position as of December 31, 2009 (dollars in thousands):

INTEREST RATE SENSITIVITY GAPS

(IN THOUSANDS)

	2010	2011	2012	2013	2014	Thereafter	Total
Interest-earnings assets:
Loans:
Fixed	$29,223	$8,634	$7,554	$7,309	$4,956	$36,460	$94,136
Variable	93,241	8,528	6,217	5,742	694	1,695	116,117
Securities:
Fixed	8,093	8,346	17,774	16,681	18,397	31,131	100,422
Other interest-earning assets	36,555	—	—	—	—	—	36,555

Total interest-earning assets	167,112	25,508	31,545	29,732	24,047	69,286	347,230

Interest-bearing liabilities:
Demand and savings deposits (1)	33,476	33,476	33,476	33,476	33,476	—	167,382
Time deposits:
Fixed	100,959	28,438	9,454	7,547	7,503	12	153,913
Short-term borrowings	5,660	—	—	—	—	—	5,660
FHLB advances	311	214	214	153	153	167	1,212

Total interest-bearing liabilities	140,406	62,128	43,144	41,176	41,132	179	328,167

Interest rate sensitivity gap	26,706	(36,620)	(11,599)	(11,444)	(17,085)	69,107

Cumulative rate sensitivity gap	$26,706	$(9,914)	$(21,514)	$(32,958)	$(50,043)	$19,064

Cumulative interest rate sensitivity gap as a percent of interest earning assets	7.69%	-2.86%	-6.20%	-9.49%	-14.41%	5.49%

(1)	Computed based on a five year decay rate.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short-term and long-term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio. The liquidity ratio as of December 31, 2009 and 2008 are 29.8% and 26.9%, respectively.

Operating activities, as presented in the Statement of Cash Flows in the accompanying Consolidated Financial Statements, provided $2.1 million and $4.1 million in cash flows during 2009 and 2008 respectively, principally generated from net income.

Investing activities utilized $25.5 million of the Company’s cash flows during 2009. The preponderance of this total represents the funding of an $18.3 million increase in the investment securities portfolios and a $7.1 million increase in loans receivable.

Financing activities in 2009 provided the Company with net cash inflows totaling $28.6 million. The vast majority of this total consists of a $32.3 million increase in deposits. This deposit growth was partially utilized in other financing activities to retire $1.4 million of borrowings and pay cash dividends of $1.9 million.

In addition to using the loan, investment, and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital adequacy requirements that are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2009.

Our regulatory capital position at December 31, 2009, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in the Notes to the accompanying Consolidated Financial Statements. We are not aware of any actions contemplated by banking regulators, which would result in the Company being in non-compliance with the minimum capital requirements.

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

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2009

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-27

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of Killbuck Bancshares, Inc. internal control over financial reporting as of December 31, 2009, which is included in Form 10-K and, accordingly, we do not express an opinion thereon.

Steubenville, Ohio

February 25, 2010

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2009	2008
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$42,575,944	$31,868,633
Federal funds sold	2,938,000	8,448,000

Total cash and cash equivalents	45,513,944	40,316,633

Investment securities:
Securities available for sale	65,334,849	51,549,966
Securities held to maturity (fair value of $36,373,611 and $33,265,569)	35,086,821	32,168,512

Total investment securities	100,421,670	83,718,478

Loans (net of allowance for loan losses of $2,441,169 and $2,525,202)	207,575,135	200,448,708

Loans held for sale	271,000	—
Premises and equipment, net	6,009,442	6,321,031
Accrued interest receivable	1,467,901	1,470,883
Goodwill, net	1,329,249	1,329,249
Other assets	9,391,044	7,732,841

Total assets	$371,979,385	$341,337,823

LIABILITIES
Deposits:
Noninterest bearing demand	$63,636,376	$52,971,305
Interest bearing demand	32,102,301	27,372,343
Money market	28,669,992	23,834,736
Savings	42,973,020	40,496,289
Time	153,913,387	144,272,233

Total deposits	321,295,076	288,946,906
Short-term borrowings	5,660,000	6,385,000
Federal Home Loan Bank advances	1,212,000	1,862,667
Accrued interest and other liabilities	748,901	1,207,652

Total liabilities	328,915,977	298,402,225

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 shares issued at December 31, 2009 and 2008	8,846,670	8,846,670
Retained earnings	43,742,847	42,461,137
Accumulated other comprehensive income	16,605	643,359
Treasury shares, at cost (101,725 and 96,949 shares at December 31, 2009 and 2008, respectively)	(9,542,714)	(9,015,568)

Total shareholders’ equity	43,063,408	42,935,598

Total liabilities and shareholders’ equity	$371,979,385	$341,337,823

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2009	2008	2007
INTEREST INCOME
Interest and fees on loans	$12,267,389	$14,136,505	$16,784,112

Investment securities:
Taxable	2,120,835	2,884,342	2,248,837
Exempt from federal income tax	1,426,623	1,342,204	1,405,633
Interest-bearing deposits and other	50,291	493,224	1,241,808

Total interest income	15,865,138	18,856,275	21,680,390

INTEREST EXPENSE
Deposits	4,374,627	6,370,270	7,770,422
Short term borrowings	12,297	18,075	135,038
Federal Home Loan Bank advances	89,915	125,569	163,407

Total interest expense	4,476,839	6,513,914	8,068,867

NET INTEREST INCOME	11,388,299	12,342,361	13,611,523

Provision for loan losses	2,000	61,000	127,119

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,386,299	12,281,361	13,484,404

NONINTEREST INCOME
Service charges and fees on deposit accounts	1,155,300	1,179,129	1,159,089
Gain on sale of loans, net	131,256	28,066	20,517
Earnings and recoveries on bank-owned life insurance	237,147	453,821	143,352
Other	148,955	146,464	159,543

Total noninterest income	1,672,658	1,807,480	1,482,501

NONINTEREST EXPENSE
Salaries and employee benefits	5,005,181	4,942,680	4,757,261
Occupancy and equipment	1,010,928	1,070,303	980,920
Other expense	3,072,453	2,516,212	2,430,897

Total noninterest expense	9,088,562	8,529,195	8,169,078

INCOME BEFORE INCOME TAXES	3,970,395	5,559,646	6,797,827
Income taxes	835,443	1,104,013	1,893,128

NET INCOME	$3,134,952	$4,455,633	$4,904,699

EARNINGS PER SHARE	$5.07	$7.12	$7.73

WEIGHTED AVERAGE SHARES OUTSTANDING	618,497	626,151	634,911

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Shareholders’ Equity	Comprehensive Income

BALANCE, JANUARY 1, 2007	8,846,670	37,315,334	4,892	(7,033,099)	39,133,797

Net income		4,904,699			4,904,699	$4,904,699
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $254,361			493,759		493,759	493,759

Comprehensive income						$5,398,458

Cash dividends paid ($3.75 per share)		(2,371,463)			(2,371,463)
Purchase of treasury shares, at cost (9,060 shares)				(1,043,151)	(1,043,151)

BALANCE, DECEMBER 31, 2007	8,846,670	39,848,570	498,651	(8,076,250)	41,117,641

Net income		4,455,633			4,455,633	$4,455,633
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $74,547			144,708		144,708	144,708

Comprehensive income						$4,600,341

Cash dividends paid ($2.95 per share)		(1,843,066)			(1,843,066)
Purchase of treasury shares, at cost (8,100 shares)				(939,318)	(939,318)

BALANCE, DECEMBER 31, 2008	8,846,670	42,461,137	643,359	(9,015,568)	42,935,598

Net income		3,134,952			3,134,952	$3,134,952
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefits of $322,873			(626,754)		(626,754)	(626,754)

Comprehensive income						$2,508,198

Cash dividends paid ($3.00 per share)		(1,853,242)			(1,853,242)
Purchase of treasury shares, at cost (4,776 shares)				(527,146)	(527,146)

BALANCE, DECEMBER 31, 2009	$8,846,670	$43,742,847	$16,605	$(9,542,714)	$43,063,408

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007

OPERATING ACTIVITIES
Net income	$3,134,952	$4,455,633	$4,904,699
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,000	61,000	127,119
Depreciation, amortization and accretion, net	1,058,352	439,697	359,585
Gain on sale of loans, net	(131,256)	(28,066)	(20,517)
Origination of loans held for sale	(15,462,950)	(3,020,600)	(5,828,620)
Proceeds from the sale of loans	15,323,206	3,218,666	5,851,637
Bank-owned life insurance benefit income	—	(234,396)	—
Federal Home Loan Bank stock dividends	—	(53,600)	(19,700)
Net changes in:
Accrued interest and other assets	(1,547,978)	(742,464)	(304,501)
Accrued interest and other liabilities	(243,122)	17,134	6,259

Net cash provided by operating activities	2,133,205	4,113,004	5,075,961

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	31,277,140	29,232,154	13,297,670
Purchases	(46,609,702)	(26,448,780)	(31,887,283)
Investment securities held to maturity:
Proceeds from maturities and repayments	6,008,345	4,580,179	4,957,302
Purchases	(8,967,419)	(7,174,675)	(4,503,250)
Net increase in loans	(7,150,927)	(3,989,827)	(4,714,930)
Purchase of premises and equipment	(85,447)	(243,084)	(1,302,496)
Proceeds from sale of other real estate owned	—	—	80,000
Bank-owned life insurance
Proceeds	—	395,915	—
Purchases	—	(2,000,000)	—

Net cash used in investing activities	(25,528,010)	(5,648,118)	(24,072,987)

FINANCING ACTIVITIES
Net increase in deposits	32,348,171	3,495,565	21,150,829
Net change in short-term borrowings	(725,000)	640,000	434,719
Repayment of Federal Home Loan Bank advances	(650,667)	(674,184)	(706,520)
Purchase of treasury shares	(527,146)	(939,318)	(1,043,151)
Cash dividends paid	(1,853,242)	(1,843,066)	(2,371,463)

Net cash provided by financing activities	28,592,116	678,997	17,464,414

Increase (decrease) in cash and cash equivalents	5,197,311	(856,117)	(1,532,612)

Cash and cash equivalents at beginning of year	40,316,633	41,172,750	42,705,362

Cash and cash equivalents at end of year	$45,513,944	$40,316,633	$41,172,750

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies consistently applied in the presentation of the consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Killbuck Bancshares, Inc. (the “Company”) is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the “Bank”). The Bank is an Ohio state-chartered bank. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through nine full service branches and one loan production office. The Board of Governors of the Federal Reserve System supervises the Company and Bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company’s equity in the underlying net assets.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and identification of other-than-temporary impairment of securities. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. Additionally, management believes that the evaluation for other-than-temporary impairment of securities has been performed in accordance with GAAP. Actual results may differ from these estimates. The estimate for the loan loss allowance is particularity susceptible to significant near-term changes, including possible material increases in the allowance mandated by the Bank’s primary regulator.

In 2009, the Company adopted the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, (the “FASB ASC”), which is now the source of authoritative, non-governmental GAAP. While the FASB ASC did not change GAAP, all existing authoritative accounting literature, with certain exceptions, was superseded and codified into the FASB ASC. The references to authoritative accounting literature contained in the Company’s disclosures have been modified to refer to general accounting topics within the FASB ASC.

Investment Securities

Investment securities are classified, at the time of purchase, based upon management’s intention and ability, as either securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the level yield method. Certain other debt and equity securities have been classified as available for sale to serve principally as a potential source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of shareholders’ equity, net of the related tax effects, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

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

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain key employees. Bank-owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Loans

Loans are stated at their outstanding principal, less the allowance for loan losses and any net deferred loan origination fees. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected, and the collection of principal is probable.

Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan origination fees is discontinued when a loan is placed on nonaccrual status.

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. All loans are sold to the Federal Home Loan Mortgage Corporation (“FHLMC”).

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

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years for furniture, fixtures and equipment and twenty-five to fifty years for building premises. Leasehold improvements are amortized over the shorter of the estimated useful lives or the respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure, the value of the underlying collateral is written down by a charge to the allowance for loan losses if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on disposition, are included in other expenses.

Goodwill

Goodwill represents the amount by which the market value of the Company’s stock issued in an acquisition exceeded the fair value of the net assets acquired. Pursuant to the required accounting guidance, the Company employs a two-step process for testing the impairment of goodwill on at least an annual basis. This approach can cause volatility in the Company’s reported net income because impairment losses could occur irregularly and in varying amounts. As of December 31, 2009 and 2008, respectively, net goodwill totaled $1.3 million.

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

Employee Benefit Plan

The Bank maintains a profit sharing pension plan which is integrated with a 401(K) plan. The Bank’s contributions are based upon the plan’s contribution formula.

Income Taxes

Using the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. To the extent that currently available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

The Company follows FASB guidance which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB ASC 740. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the FASB-issued guidance, no significant income tax uncertainties were identified. Therefore, upon adoption in 2009, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2009. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statement of Income. The Company recognized no interest or penalties during the year ended December 31, 2009.

The Company and Bank account for income tax expense pursuant to a tax-sharing agreement whereby the Bank remits, or is refunded, income tax expense based on the Bank’s separate company tax liability.

Concentrations of Risk

Financial instruments which potentially subject the Company and its subsidiary to concentrations of credit risk primarily consist of cash and cash equivalents and loans receivable. Cash and cash equivalents include deposits placed in other financial institutions. At December 31, 2009, the Company had $33.6 million on deposit with the Federal Reserve Bank of Cleveland and federal funds sold of $2.9 million with the Great Lakes Bankers’ Bank. The Bank’s lending activity is primarily concentrated in loans collateralized by real estate in northeastern Ohio. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in that geographic area. Additionally, banking regulations and the Bank’s lending policies limit the amount of credit extended to any single borrower and their related interests thereby limiting the concentration of credit risk to any single borrower.

Earnings Per Share

The Company currently maintains a simple capital structure; therefore, there are no potential dilutive effects with respect to earnings per share. As a result, earnings per share is calculated using the weighted average number of shares outstanding for the period.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of net income and unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Shareholders’ Equity.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009 for items that should be disclosed or recognized in these consolidated financial statements. The evaluation was conducted through February 25, 2010.

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2009, 2008 and 2007 were $4.5 million, $6.7 million, and $8.0 million respectively. Cash payments for income taxes for 2009, 2008, and 2007 were $907,000, $1.3 million and $2.0 million, respectively.

Effects of Recent Accounting Pronouncements

In 2007, the FASB issued a new standard on accounting for business combinations that requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; established the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose the information necessary to evaluate and understand the nature and financial effect of the business combination. This standard applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year that commences after December 31, 2008. The Company will adopt this standard for any business combinations that may occur after December 31, 2008, and believes that application could have a material impact on its accounting for these transactions as compared to the prior accounting guidance.

In 2007, the FASB issued guidance which changed the accounting and reporting for minority interests, which are now recharacterized as non controlling interests and classified as a component of equity within the Consolidated Balance Sheet. This standard was effective as of December 31, 2009, and was adopted by the Company without impact to its consolidated results of operations or financial position.

In 2008, the FASB promulgated an amended standard for derivative instruments and hedging activities. The standard requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. The standard is effective for financial statements issued in 2009. Adoption of the standard did not have a material effect on the Company’s consolidated results of operations or financial position.

Effects of Newly Issued But Not Yet Effective Accounting Pronouncements

In 2009, the FASB issued new accounting guidance related to accounting for transfers of financial assets. This guidance eliminates the concept of qualifying special-purpose entity; changes the requirements for derecognizing financial assets; and requires additional disclosures. This guidance enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in those transferred financial assets. This guidance is effective as of the beginning of a reporting entity’s first annual reporting period that begins after November 2009. The Company believes this standard will not have a material effect on its consolidated results of operations or financial position.

Also, in 2009, the FASB issued new accounting guidance related to the measurement of the fair value of a liability in the absence of a quoted price in an active market for an identical liability. This guidance is effective for the first reporting period beginning after August 2009, with early application permitted if financial statements for prior periods have not been issued. Revisions resulting from a change in valuation technique or its application shall be accounted for as a change in accounting estimate. In the period of adoption, a reporting entity shall disclose a change, if any, in valuation technique and related inputs resulting from the application of this guidance and quantify the total effect, if practicable. The Company does not have material liabilities measured at fair value on a recurring or non-recurring basis, therefore this guidance will not have a material effect on its financial condition or results of operations.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on either shareholders’ equity or net income.

2.	INVESTMENT SECURITIES

The amortized cost of securities and their estimated fair values are as follows:

Securities Available for Sale

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$64,309,692	$580,166	$48,906	$64,840,952

Mutual funds	1,000,000	—	506,103	493,897

Total	$65,309,692	$580,166	$555,009	$65,334,849

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government Agencies and Corporations	$49,575,180	$1,363,875	$172	$50,938,883

Mutual funds	1,000,000	—	388,917	611,083

Total	$50,575,180	$1,363,875	$389,089	$51,549,966

Securities Held to Maturity
	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$35,086,821	$1,328,071	$41,281	$36,373,611

Total	$35,086,821	$1,328,071	$41,281	$36,373,611

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of States and Political Subdivisions	$32,168,512	$1,137,237	$40,180	$33,265,569

Total	$32,168,512	$1,137,237	$40,180	$33,265,569

2.	INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair values of debt securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$5,534,022	$5,126,229	$2,966,645	$3,005,981
Due after one year through five years	47,496,715	47,791,433	15,124,121	15,859,482
Due after five through ten years	10,033,192	10,159,097	16,401,401	16,898,641
Due after ten years	2,245,763	2,258,090	594,654	609,507

	$65,309,692	$65,334,849	$35,086,821	$36,373,611

Investment securities with an approximate carrying value of $30.4 million and $37.4 million at December 31, 2009 and 2008, respectively, were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008. As of December 31, 2009, there were a total of thirteen securities in an unrealized loss position.

	2009
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. Government agencies and corporations	$5,954,780	$48,906	$—	$—	$5,954,780	$48,906
Obligations of states and Political subdivisions	3,767,311	41,281	—	—	3,767,311	41,281
Mutual funds	—	—	493,897	506,103	493,897	506,103

Total debt securities	$9,722,091	$90,187	$493,897	$506,103	$10,215,988	$596,290

	2008
	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. Government agencies and corporations	$20,440	$70	$286,777	$102	$307,217	$172
Obligations of states and Political subdivisions	2,056,170	40,180	—	—	2,056,170	40,180
Mutual funds	611,083	388,917	—	—	611,083	388,917

Total debt securities	$2,687,693	$429,167	$286,777	$102	$2,974,470	$429,269

The Company’s investment securities portfolio primarily reflects unrealized losses on direct obligations of the United States (U.S.) Government including mortgage-related instruments issued or backed by the full faith and credit of the U.S., as well as debt obligations of states or political subdivisions. Such unrealized losses are viewed as interest rate related, not credit related.

2.	INVESTMENT SECURITIES (CONTINUED)

On a monthly basis, the Company evaluates, the severity and duration of impairment for its investment securities portfolio. Unless the Company has the ability to hold the security to maturity without incurring a loss, impairment is considered other than temporary when an investment security has sustained a decline of ten percent or more for six months.

The Company has concluded that any impairment of its investment securities portfolio is temporary and will not result in a future loss of principal or interest.

3.	LOANS

Major classification of loans are summarized as follows:

	2009	2008

Real estate – residential	$81,505,153	$72,663,710
Real estate – farm	9,728,761	8,843,146
Real estate – commercial	57,924,239	59,504,843
Real estate – construction	11,872,968	12,076,906
Commercial and other loans	43,068,368	43,239,000
Consumer and credit loans	6,139,962	6,900,712

	210,239,451	203,228,317
Less allowance for loan losses	(2,441,169)	(2,525,202)
Less net deferred loan origination fees	(223,147)	(254,407)

Loans, net	$207,575,135	$200,448,708

Loans held for sale at December 31, 2009 were $271,000 and were carried at cost. Real estate loans serviced for FHLMC, which are not included in the consolidated balance sheet, totaled $49.3 million and $50.3 million at December 31, 2009 and 2008, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows.

	2009	2009	2007

Principal outstanding	$—	$72,799	$838,877
Contractual interest due	$—	$13,692	$34,833
Interest income recognized	$—	$—	$—

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2009 and 2008, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2009 is as follows:

Balance December 31, 2008	Additions	Amounts Collected	Balance December 31, 2009

$4,113,061	$654,832	$778,385	$3,989,508

4.	ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

	2009	2008	2007

Balance, January 1	$2,525,202	$2,510,011	$2,393,705
Add:
Provision charged to operations	2,000	61,000	127,119
Loan recoveries	46,811	67,082	120,973
Less: Loans charged off	(132,844)	(112,891)	(131,786)

Balance, December 31	$2,441,169	$2,525,202	$2,510,011

5.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2009	2008

Land	$2,050,242	$2,050,242
Building and improvements	5,510,684	5,465,406
Leasehold improvements	78,761	78,761
Furniture, fixtures and equipment	3,695,065	3,682,240

	11,357,252	11,276,649
Less accumulated depreciation	(5,347,810)	(4,955,618)

Total	$6,009,442	$6,321,031

Depreciation expense charged to operations was $392,000 for 2009, $449,000 for 2008, and $382,000 for 2007.

6.	GOODWILL

As of December 31, 2009 and 2008, goodwill had a gross carrying amount of $1.6 million and an accumulated amortization amount of $.3 million resulting in a net carrying value of $1.3 million.

The carrying value of goodwill was tested for impairment in the second quarter of 2009. Due to an increase in overall earnings and asset growth, operating profits and cash flows were greater than originally expected for the reporting unit. As a result, based on the fair value of the reporting unit, which was estimated using the expected present value of future cash flows, no goodwill impairment loss was recognized.

7.	DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $66.2 million and $57.4 million at December 31, 2009 and 2008, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1.5 million in 2009, $2.1 million in 2008, and $2.4 million in 2007.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2009.

3 months or less	$12,130,982
Over 3 through 6 months	18,048,618
Over 6 through 12 months	15,552,868
Over 12 months	20,429,223

Total	$66,161,691

7.	DEPOSITS (CONTINUED)

The following table sets forth the remaining maturity of all time deposits at December 31, 2009.

12 month or less	$100,958,812
12 months through 24 months	28,438,032
24 months through 36 months	9,453,978
36 months through 48 months	7,547,047
48 months through 60 months	7,503,708
Over 60 months	11,809

$153,913,387

8.	SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase. These retail repurchase agreements are with customers in the Company’s respective market areas. These borrowings are collateralized with securities owned by the Company and held in their safekeeping account at an independent correspondent bank. The outstanding balances and related information for short-term borrowings are summarized as follows:

	2009	2008
Short-term borrowings:
Ending balance	$5,660,000	$6,385,000
Maximum month-end balance during the year	6,345,000	7,010,000
Average month-end balance during the year	5,390,000	5,662,917
Weighted average rate at year end	0.23%	0.23%
Weighted average rate during the year	0.23%	0.31%

The Company has pledged investment securities with carrying values of $5.1 million and $8.3 million as of December 31, 2009 and 2008, respectively, as collateral for the repurchase agreements.

9.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. The weighted average rate paid on the advances is 5.92%. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2009 are as follows:

Year Ending December 31,	Amount

2010	$606,454
2011	219,845
2012	164,075
2013	82,774
2014	66,440
2015 and thereafter	72,412

Total	$1,212,000

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with the FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2009, the Bank had additional borrowing capacity under the FHLB agreement of approximately $41.9 million.

10.	EMPLOYEE BENEFIT PLAN

The Bank maintains a profit sharing pension plan which is integrated with a 401(k) plan. The plan covers substantially all employees who are 21 and have one year’s service.

Under the profit sharing pension plan contribution formula, the Bank, for each plan year, will contribute an amount equal to 8% of an employee’s compensation for the plan year and 5.7% of the amount of an employee’s excess compensation for the plan year. Excess compensation is a participant’s compensation in excess of the designated integration level. This designated integration level is 100% of the taxable wage base in effect at the beginning of the plan year. The federal government annually adjusts the taxable wage base. This plan does not permit nor require employees to make contributions to the plan.

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant’s compensation. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2009 and 2008 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

The pension costs charged to operating expense for the years 2009, 2008 and 2007 amounted to $352,000, $343,000, and $319,000, respectively.

11.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2009	2008	2007

Professional fees	$375,651	$371,839	$276,684
Franchise tax	522,588	502,008	488,388
Telephone	124,123	138,919	169,388
Stationery, supplies and printing	146,555	168,350	165,438
Postage, express and freight	202,223	186,504	183,047
Data processing	204,683	199,010	177,081
Other	1,496,630	949,582	970,871

Total	$3,072,453	$2,516,212	$2,430,897

12.	OPERATING LEASES

The Bank leases the space housing the branch located in Berlin, Ohio. The lease expires in five years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$19,664
1 to 3 years	40,515
3 to 5 years	63,861
Greater than 5 years	190,064

$314,104

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2009	2008	2007

Current payable	$818,542	$1,474,256	$1,885,059
Deferred	16,901	(370,243)	8,069

Total provision	$835,443	$1,104,013	$1,893,128

13.	INCOME TAXES (CONTINUED)

The following is a reconciliation between the Company’s provision for federal income taxes and the amount of income taxes computed at the 34% statutory rate in effect for all years presented.

	2009		2008		2007
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$1,349,934	34.0%	$1,890,280	34.0%	$2,311,261	34.0%
Tax exempt income	(567,467)	(14.3)	(629,523)	(11.3)	(526,655)	(7.7)
Non-deductible interest Expense	42,271	1.1	40,852	0.7	52,577	0.8
Other, net	10,705	0.3	(197,595)	(3.6)	55,945	0.8

Tax expense and effective rate	$835,443	21.1%	$1,104,013	19.9%	$1,893,128	27.8%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2009	2008
Deferred Tax Assets:
Allowance for loan losses	$631,967	$660,538
Other	170,280	166,893

Deferred tax asset	802,247	827,431

Deferred Tax Liabilities:
Premise and equipment	253,402	281,770
Stock dividends	243,814	243,814
Net unrealized gain on securities	8,553	331,427
Other, net	258	13,975

Deferred tax liabilities	$506,027	$870,986

Net deferred tax (liabilities) assets	$296,220	$(43,555)

No valuation allowance was established at December 31, 2009 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2009	2008

Commitments to extend credit	$40,789,000	$42,188,000
Standby letters of credit	1,235,000	895,000

Total	$42,024,000	$43,083,000

14.	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2009, 2008 or 2007.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company at December 31, 2009, without the approval of the regulatory authorities is $3.0 million.

Included in cash and due from banks are required federal reserves of $4.2 million and $4.1 million at December 31, 2009 and 2008, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2009 and 2008.

16.	REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well-capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

16.	REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

As of December 31, 2009 and 2008, the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2009		2008
Amounts expressed in thousands	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)

Actual	$44,158	19.17%	$43,621	19.21%
For Capital Adequacy Purposes	18,426	8.00	18,163	8.00
To be well-capitalized	23,033	10.00	22,704	10.00

Tier 1 Capital (to Risk Weighted Assets)

Actual	41,717	18.11%	41,096	18.10%
For Capital Adequacy Purposes	9,213	4.00	9,082	4.00
To be well-capitalized	13,820	6.00	13,623	6.00

Tier 1 Capital (to Average Assets)

Actual	41,717	11.62%	41,096	12.10%
For Capital Adequacy Purposes	14,357	4.00	13,585	4.00
To be well-capitalized	17,947	5.00	16,981	5.00

17.	FAIR VALUE MEASUREMENTS

Effective in 2008, the Company adopted accounting guidance, which, among other things, required enhanced disclosures about assets and liabilities carried at fair value. This guidance establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined under the literature are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

17.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the assets reported on the consolidated statements of financial condition at their fair value as of December 31, 2009 by level within the fair value hierarchy. As required by the current accounting guidance, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2009
	Level I	Level II	Level III	Total
	(In thousands)

Assets:
Securities available for sale	$—	$65,335	$—	$65,335
Loans held for sale	$271	$—	$—	$271

	December 31, 2008
	Level I	Level II	Level III	Total
	(In thousands)

Assets:
Securities available for sale	$—	$51,550	$—	$51,550

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and due from depository institutions	$42,576	$42,576	$31,869	$31,869
Federal funds sold	2,938	2,938	8,448	8,448
Securities available for sale	65,335	65,335	51,550	51,550
Securities held to maturity	35,087	36,374	32,168	33,266
Loans	207,575	215,102	200,448	211,277
Loans held for sale	271	271	—	—
Accrued interest receivable	1,468	1,468	1,471	1,471
Regulatory stock	1,884	1,884	1,735	1,735
Bank-owned life insurance	5,662	5,662	5,443	5,443

Financial liabilities:
Deposits	$321,295	$324,246	$288,947	$292,314
Short term borrowings	5,660	5,660	6,385	6,385
Federal Home Loan Bank advances	1,212	1,027	1,863	2,180
Accrued interest payable	183	183	245	245

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

19.	PARENT COMPANY

The following are parent company only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2009	2008
ASSETS
Cash	$325,298	$457,358
Investment in Bank	42,139,648	41,812,375
Investments – available for sale	493,897	611,083

Total assets	$42,958,843	$42,880,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend checks outstanding	$67,510	$77,450
Deferred federal income tax payable	(172,075)	(132,232)
Shareholders’ equity	43,063,408	42,935,598

Total liabilities and shareholders’ equity	$42,958,843	$42,880,816

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2009	2008	2007
INCOME
Dividends from Bank	$2,300,000	$2,950,000	$4,400,000

Operating expenses	63,203	70,135	62,370

Income before income tax benefit	2,236,797	2,879,865	4,337,630

Income tax benefit	(21,472)	(23,829)	(21,206)

Income before equity in undistributed net income of subsidiary	2,258,269	2,903,694	4,358,836

Equity in undistributed net income of Bank	876,683	1,551,939	545,863

NET INCOME	$3,134,952	$4,455,633	$4,904,699

19.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
OPERATING ACTIVITIES
Net income	$3,134,952	$4,455,633	$4,904,699
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(876,683)	(1,551,939)	(545,863)
Decrease in other liabilities	(9,940)	(32,698)	(31,979)

Net cash provided by operating activities	2,248,329	2,870,996	4,326,857

INVESTING ACTIVITIES
Purchase of investment securities available for sale	—	—	(1,000,000)

Net cash used in investing activities	—	—	(1,000,000)

FINANCING ACTIVITIES
Purchase of treasury shares	(527,146)	(939,318)	(1,043,151)
Dividends paid	(1,853,242)	(1,843,066)	(2,371,463)
Advance from subsidiary	—	—	—

Net cash used in financing activities	(2,380,388)	(2,782,384)	(3,414,614)

INCREASE (DECREASE) IN CASH	(132,059)	88,612	(87,757)

CASH AT BEGINNING OF YEAR	457,358	368,746	456,503

CASH AT END OF YEAR	$325,299	$457,358	$368,746

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2009	June 2009	September 2009	December 2009

Total interest income	$4,116	$4,046	$3,893	$3,810
Total interest expense	1,215	1,136	1,083	1,043

Net interest income	2,901	2,910	2,810	2,767
Provision for loan losses	1	1	—	—

Net interest income after provision for loans losses	2,900	2,909	2,810	2,767

Total noninterest income	384	459	414	416
Total noninterest expense	2,235	2,200	2,280	2,373

Income before income taxes	1,049	1,168	944	810
Income taxes	229	281	200	125

Net income	$820	$886	$744	$685

Per share data:
Net earnings	$1.32	$1.43	$1.20	$1.12

Weighted average shares outstanding	620,269	618,960	617,932	616,827

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)(CONTINUED) (IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2008	June 2008	September 2008	December 2008

Total interest income	$5,081	$4,734	$4,618	$4,424
Total interest expense	1,924	1,694	1,527	1,369

Net interest income	3,157	3,040	3,091	3,055
Provision for loan losses	—	—	—	61

Net interest income after provision for loans losses	3,157	3,040	3,091	2,994

Total noninterest income	400	648	393	366
Total noninterest expense	2,253	2,037	2,186	2,053

Income before income taxes	1,304	1,651	1,298	1,307
Income taxes	316	326	200	262

Net income	$988	$1,325	$1,098	$1,045

Per share data:
Net earnings	$1.57	$2.11	$1.75	$1.68

Weighted average shares outstanding	628,447	627,276	626,410	622,471