Form 10-K, Exhibit 13
period 2010-12-31
KILLBUCK BANCSHARES INC
filed 2011-03-29
CIK 1060455

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

The Bank provides customary retail and commercial banking services to its customers, including checking, savings and time deposit accounts, Health Savings Accounts (“HSA”), internet banking, bill payment, and safe deposit facilities, as well as a full complement of real estate, commercial and consumer loan products.

Stock Market Information

The Company’s common shares are currently quoted by a number of quotation services, including the Over the Counter Bulletin Board (the “OTCBB”), the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), and Community Banc Investments (“CBI”), each of which handles a limited amount of the Corporation’s stock transactions. The OTCBB and the Pink Sheets are both quotation services for “over-the-counter securities”, which are generally considered to be any equity securities not otherwise listed on a national exchange, such as NASDAQ, NYSE or Amex. CBI is a licensed intrastate securities dealer that specializes in marketing the stock of independent banks in Ohio. The Company’s common shares are quoted on the OTCBB and the Pink Sheets under the trading symbol “KLIB.”

The common stock of the Company trades infrequently. Parties interested in buying or selling the Company’s stock are generally referred to CBI. The quarterly share price information in the table below was obtained from CBI and the OTCBB.

Quarter Ended	High	Low	Cash Dividends Paid

2010 March 31	$106.39	$104.74	N/A
June 30	107.59	106.72	$1.50
September 30	108.83	107.45	N/A
December 31	109.52	107.71	$1.55

2009 March 31	$116.36	$104.35	N/A
June 30	105.12	103.90	$1.45
September 30	105.92	104.18	N/A
December 31	106.40	104.67	$1.55

At December 31, 2010, the Company had approximately 1,001 shareholders of record.

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Company’s stock, these prices may not reflect the actual prices at which the stock would trade in a more active market.

Historically, the Company has paid dividends on a semi-annual basis.

Selected Consolidated Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands, except share data and shares).

	Year Ended December 31,
	2010	2009	2008	2007	2006
For The Year:
Total interest income	$14,911	$15,865	$18,856	$21,680	$20,038
Total interest expense	4,068	4,477	6,514	8,068	5,919

Net interest income	10,843	11,388	12,342	13,612	14,119
Provision for loan losses	215	2	61	127	215

Net interest income after provision for loan losses	10,628	11,386	12,281	13,485	13,904
Total noninterest income	2,044	1,673	1,808	1,482	1,307
Total noninterest expense	9,180	9,089	8,529	8,169	7,996

Income before income taxes	3,492	3,970	5,560	6,798	7,215
Income tax expense	513	835	1,104	1,893	1,992

Net income	$2,979	$3,135	$4,456	$4,905	$5,223

Per share data
Earnings	$4.83	$5.07	$7.12	$7.73	$8.14
Dividends	$3.05	$3.00	$2.95	$3.75	$3.50
Book value (at year end)	$70.91	$69.83	$69.09	$65.31	$61.28

Average no. of shares outstanding	616,667	618,497	626,151	634,458	641,759

Year-end balances:
Loans receivable, net	$205,075	$207,575	$200,449	$196,520	$191,932
Securities	115,377	100,422	83,718	83,668	64,746
Total assets	405,070	371,979	341,338	336,337	313,205
Deposits	356,189	321,295	288,947	285,451	264,301
Borrowings	4,229	6,872	8,248	8,282	8,554
Shareholders’ equity	43,680	43,063	42,935	41,118	39,134

Significant ratios:
Return on average assets	0.77%	0.89%	1.32%	1.51%	1.74%
Return on average shareholders’ equity	7.14	7.67	11.41	12.88	14.57
Dividend payout	63.13	59.17	41.43	48.51	43.00
Average shareholders’ equity to average assets	10.81	11.65	11.54	11.75	11.96
Loan to deposits	57.57	64.61	69.37	68.85	72.62
Allowance for loan losses to total loans	1.28	1.16	1.26	1.23	1.11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Killbuck Bancshares, Inc. is the holding company for its wholly-owned subsidiary, The Killbuck Savings Bank Company (the “Bank”) (hereinafter collectively the “Company”). The following discussion and analysis is intended to provide information about the financial condition and results of operations of the Company and should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, as well as other discussions appearing elsewhere in this Annual Report and the Company’s Form 10-K.

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

Specifically, a worldwide liquidity crisis reached its apex in the first quarter of 2009. The specter of a continuing international liquidity crisis mandated that the Company’s management carry excess liquid assets (cash and short term investments) throughout the years 2009 and 2010. This environmentally necessitated decision, integrated with the Fed’s easing of interest rates, negatively impacted the Company’s income in 2009 and 2010, as yields on investments and Federal funds sold declined precipitously as compared to 2008.

In addition, despite an absence of deteriorating asset quality, and despite maintaining the Bank’s status as a high performance financial institution, the Company was forced to pay for the clean-up of the banking system’s risk-takers. Over the past three years our FDIC insurance costs have gone from $39 thousand in 2008, to $563 thousand in 2009 and $366 thousand in 2010.

Earnings for 2010 were also impacted by the recognition of an other than temporary impairment of a mutual fund investment. An impairment loss of $457 thousand ($301 thousand after tax) was recognized and recorded in the 2010 consolidated statement of income.

The reported results of the Company, as further discussed below, are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Except as otherwise discussed herein, we are not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities

For 2010, we recorded net income of $3.0 million compared to $3.1 million for 2009 and $4.5 million for 2008.

Non-interest income was $2.0 million for 2010 compared to $1.7 million for 2009 and $1.8 million for 2008.

Total non-interest expenses were $9.2 million in 2010 compared to $9.1 million in 2009 and $8.5 million in 2008.

Earnings per share for 2010 were $4.83 compared to $5.07 for 2009 and $7.12 for 2008.

Comparison of Financial Condition at December 31, 2010 and 2009

The Company’s assets at December 31, 2010 totaled $405.1 million, an increase of $33.1 million, or 8.9% over 2009 totals.

The asset growth during 2010 generally reflects a $34.9 million, or 10.9% increase in total deposits. Money market deposits, savings deposits and time deposits increased $15.2 million, $8.1 million and $15.4 million, respectively. The noninterest-bearing demand deposits and interest-bearing demand deposits decreased $0.5 million and $3.3 million, respectively. The increases are attributable to new deposit account growth and internal movement of existing accounts. The deposit growth is generally reflective of the Company’s continuing marketing efforts directed at profitable organic growth.

Cash and cash equivalents and investment securities increased by $20.9 million and $15.0 million, respectively at December 31, 2010. The increase was generally reflective of two major components. First, as previously stated, management felt compelled to maintain higher liquid asset balances due to economic uncertainty in the environment. Secondly, the Company’s deployment of growth to liquid assets was indicative of less than optimal commercial loan demand during 2010.

Loans receivable decreased during 2010 by $2.5 million, or 1.2%, totaling $205.1 million at year-end. The commercial real estate portfolio, the construction real estate portfolio and commercial and other loans decreased $6.6 million, $1.5 million and $1.1 million, respectively. The Company experienced growth of $6.0 million in the residential real estate portfolio and $0.7 million in the consumer and credit card loan portfolio. The growth in residential real estate can generally be attributable to the favorable residential mortgage rates available in 2010, while the reduction in commercial loans essentially mirrors the overall economic slowdown encountered during the period.

The Company’s allowance for loan losses at December 31, 2010 totaled $2.7 million, or 1.28% of total loans, as compared to $2.4 million, or 1.16% of total loans at December 31, 2009. The slight increase in portfolio coverage during

2010 is principally attributable to the slight increase in nonperforming loans at December 31, 2010, as well as a small increase in other delinquent loan categories.

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

Funds generated in 2010 from deposit growth and operations were partially deployed to reduce amortizing Federal Home Loan Bank advances by approximately $568,000, and retire short-term borrowings by $2.1 million, or 36.7%.

Shareholders’ equity increased by approximately $616,000 during 2010, totaling $43.7 million at year-end, as compared to $43.1 million at December 31, 2009. The growth in shareholders’ equity during 2010 was comprised of period earnings of $3.0 million, which were partially offset by payment of $1.9 million in cash dividends, a $400,000 decrease in accumulated other comprehensive income and $82,000 of treasury share purchases. The Company purchases treasury shares pursuant to financial objectives and guidelines set forth in its strategic planning process.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2010			2009			2008
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest-earning assets:
Loans (1)(2)	$210,091	$11,432	5.44%	$207,846	$12,267	5.90%	$201,179	14,136	7.03%
Securities – taxable (3)	63,947	1,788	2.80%	61,845	2,019	3.26%	54,804	2,789	5.09%
Securities – nontaxable	38,652	1,499	3.88%	34,385	1,427	4.15%	31,171	1,342	4.31%
Securities – equity (3)(4)	1,885	84	4.45%	1,756	102	5.80%	1,707	96	5.60%
Federal funds sold	7,165	9	0.13%	6,231	9	0.14%	22,343	493	2.21%
Due from Federal Reserve Bank	40,478	99	0.24%	15,373	41	0.27%	—	—

Total interest - earnings assets	362,218	14,911	4.12%	327,436	15,865	4.85%	311,204	18,856	6.06%

Noninterest-earning assets
Cash and due from other institutions	9,555			10,066			14,080
Premises and equipment, net	5,882			6,152			6,484
Accrued interest receivable	1,355			1,295			1,401
Other assets	9,403			8,210			7,776
Less allowance for loan losses	(2,564)			(2,505)			(2,500)

Total	$385,849			$350,654			$338,445

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand	27,126	41	0.15%	26,303	40	0.15%	26,889	108	0.40%
Money market accounts	45,065	332	0.74%	29,025	249	0.86%	21,830	344	1.58%
Savings deposits	45,776	181	0.40%	41,248	171	0.42%	38,979	276	0.71%
Time deposits	159,752	3,447	2.16%	151,181	3,915	2.59%	150,375	5,642	3.75%
Short-term borrowings	4,163	10	0.23%	5,352	12	0.23%	5,580	18	0.32%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2010			2009			2008
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate

Federal Home Loan Bank Advances	877	56	6.41%	1,507	90	5.97%	2,168	126	5.79%

Total interest-bearing liabilities	282,759	4,067	1.44%	254,616	4,477	1.76%	245,821	6,514	2.65%

Noninterest-bearing liabilities:
Demand deposits	58,285			51,887			49,711
Accrued expenses and other liabilities	3,096			3,283			3,849

Shareholders’ equity	41,709			40,868			39,064

Total	$385,849			$350,654			$338,445

Net interest income		$10,844			$11,388			$12,342

Interest rate spread (5)			2.68%			3.09%			3.41%

Net yield on interest-earning assets (6)			2.99%			3.48%			3.97%

(1)	The weighted average loan amounts outstanding are net of deferred loan origination fees.
(2)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(3)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(4)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers’ Bank.
(5)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

	2010 Compared to 2009			2009 Compared to 2008
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$132	$(967)	$(835)	$469	$(2,338)	$(1,869)
Securities-taxable	69	(300)	(231)	358	(1,128)	(770)
Securities-nontaxable	177	(105)	72	139	(54)	85
Securities-equities	7	(25)	(18)	3	3	6
Federal funds sold	1	(1)	—	(356)	(128)	(484)
Due from Federal Reserve	68	(10)	58	41	—	41

Total interest-earning Assets	454	(1,408)	(954)	654	(3,645)	(2,991)

Interest expense
Interest bearing demand	1	—	1	(2)	(66)	(68)
Money market accounts	138	(55)	83	114	(209)	(95)
Savings deposits	19	(9)	10	16	(121)	(105)
Time deposits	222	(690)	(468)	30	(1,757)	(1,727)
Short-term borrowing	(3)	1	(2)	(1)	(5)	(6)
Federal Home Loan Bank Advances	(38)	4	(34)	(38)	2	(36)

Total interest-bearing Liabilities	339	(749)	(410)	119	(2,156)	(2,037)

Net change in interest income	$115	$(659)	$(544)	$535	$(1,489)	$(954)

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2010 and 2009

Net Interest Income

The Company’s net interest income for the year ended December 31, 2010 totaled $10.8 million, a reduction of approximately $545,000, or 4.8% from 2009 levels. The principal factor underlying the net decline was a reduction in average yields on loans and taxable investments, which were partially offset by a $34.8 million increase in the volume of interest-earning assets, and a 0.32% decrease in the average cost of interest-bearing liabilities in 2010 as compared to 2009.

Total interest income in 2010 decreased by $954,000, or 6.0%, due primarily to a $249,000 or 11.8% decline in interest on taxable investments and an $835,000, or 6.8%, reduction in interest on loans. These declines in interest income generally reflect the effects of overall reduction in interest rates in the economy resulting from the Fed’s easing of monetary policy.

Total interest expense for the year ended December 31, 2010 declined by $409,000 or 9.1%, as compared to 2009. The reduction was due to a $468,000, or 11.6%, decrease in the cost of time deposits. Similar to the earnings side, this decline in interest costs mirrors the overall reduction of interest rates in the economy. The interest expense on money market accounts and savings deposits increased $83,000 and $10,000, respectively, due to higher average volume in these type of accounts. Interest expense on Federal Home Loan advances decreased $34,000 or 37.8% due to repayment of the advances.

The foregoing factors culminated in the Company’s attainment of an interest rate spread of 2.68% and a net yield on earning assets of 2.99% in 2010, compared to 3.09% and 3.48%, respectively, in 2009. Management believes the Company’s reduction in spread and margin in 2010 primarily stems from the need to carry higher levels of liquidity during the year and the lack of commercial loan demand, and does not represent a material adverse trend.

Provision for Loan Losses

The provision for loan losses totaled $215,000 for 2010, as compared to $2,000 for 2009. The increased loss provision is principally attributable to the increase in nonperforming loans during 2010, as well as an overall increase in other delinquent loans year over year. As stated previously, the Company maintains the allowance at a level commensurate with the credit risks inherent in the portfolio.

Noninterest Income

Noninterest income increased by $372,000, or 22.2%, in 2010 as compared to 2009. The increase in income was principally related to a $147,000 increase in gains on sale of loans in the secondary market and a $237,000 increase in earnings and recoveries on bank-owned life insurance, which were partially offset by a $85,000 decrease in fees on deposit accounts. Residential loan originations were enhanced during 2010 by favorable long-term mortgage rates.

Noninterest Expense

The Company’s management stringently monitors noninterest expenses. A continuation of these control efforts in 2010 culminated with a modest $92,000, or 1.0%, increase in all noninterest expense categories. Excluding an impairment loss of $457,000 recognized in 2010 on a mutual fund owned by the Company, total noninterest expenses declined $365,000 or 4.0%.

Income Taxes

Income tax expense declined to $513,000 in 2010, representing a $322,000, or 38.6%, reduction from the $835,000 of income tax expense recorded in 2009. The year over year decline is primarily attributable to a $478,000, or 12.0%, reduction in pre-tax income and a $73,000 or 5.1% increase in tax exempt income. The Company’s effective tax rate was 14.7% in 2010, as compared to 21.1% in 2009. The principal difference between the Company’s effective tax rate in 2010 and 2009 and the 34% statutory tax rate in effect for both years resulted from the beneficial effects of tax-exempt income.

Comparison of the Years Ended December 31, 2009 and 2008

Net Interest Income

The Company’s net interest income for the year ended December 31, 2009 totaled $11.4 million, a reduction of approximately $954,000, or 7.7% from 2008 levels. The principal factor underlying the net decline was a significant reduction in average yields on taxable investments and Federal funds sold, which were partially offset by a $16.2 million increase in the volume of interest-earning assets, and a 0.89% decrease in the average cost of interest-bearing liabilities in 2009 as compared to 2008.

Total interest income in 2009 decreased by $3.0 million, or 15.9%, due primarily to a $1.2 million or 36.9% decline in interest on Federal funds sold and taxable investments and a $1.9 million, or 13.2%, reduction in interest on loans. These declines in interest income generally reflect the effects of overall reduction in interest rates in the economy resulting from the Federal Reserves easing of monetary policy. The greatest evidence of this trend in 2009 was depicted in the Company’s $443,000, or 89.9%, decline in interest income on Federal funds sold and balances due from the Federal Reserve in 2009, despite a relatively insignificant $739,000, or 3.3%, reduction in the average balances outstanding year over year.

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

The foregoing factors culminated in the Company’s attainment of an interest rate spread of 3.09% and a net yield on earning assets of 3.48% in 2009, compared to 3.41% and 3.97%, respectively, in 2008. Management believes the Company’s reduction in spread and margin in 2009 primarily stems from the need to carry higher levels of liquidity during the year.

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

Noninterest Income

Noninterest income declined by $135,000, or 7.5%, in 2009 as compared to 2008. The reduction in income was principally related to a $217,000 decrease in earnings and recoveries on bank-owned life insurance and a $43,000 decrease in fees on deposit accounts, which were partially offset by a $21,000 increase in ATM and interchange fees and a $103,000 increase in gains on sale of loans in the secondary market. Residential loan originations were enhanced during 2009 by favorable long-term mortgage rates.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURE

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

In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980’s, the Bank has originated variable rate loans and as of December 31, 2010, such loans comprised approximately 48% of the total loan portfolio.

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

The Bank also conducts rate sensitivity analysis using a simulation model, which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement. The model also calculates earnings of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease. Such analysis translates interest rate movements and the Bank’s rate sensitivity position into dollar amounts by which earnings may fluctuate as a result of rate changes. Based on December 31, 2010 data, the latest date for which such information is available, a 2% immediate increase in interest rates would increase earnings by 16.45% and a 2% immediate decrease in interest rates would decrease earnings by 16.26%.

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

The following table presents the Bank’s interest rate sensitivity gap position as of December 31, 2010 (dollars in thousands):

INTEREST RATE SENSITIVITY GAPS

(In Thousands)

	2011	2012	2013	2014	2015	Thereafter	Total
Interest-earnings assets:
Loans:
Fixed	$29,173	$10,222	$8,759	$6,221	$4,427	$49,696	$108,498
Variable	87,836	3,208	4,841	760	1,678	1,124	99,447
Securities:
Fixed	6,227	4,288	10,454	13,069	24,445	56,894	115,377
Other interest-earning assets	56,529	—	—	—	—	—	56,529

Total interest-earning assets	179,765	17,718	24,054	20,050	30,550	107,714	379,851

Interest-bearing liabilities:
Demand and savings deposits (1)	29,811	29,811	29,811	29,812	29,812	—	149,057
Time deposits:
Fixed	89,084	34,556	16,770	8,655	20,196	7	169,268
Short-term borrowings	3,585	—	—	—	—	—	3,585
FHLB advances	242	172	86	67	59	18	644

Total interest-bearing liabilities	122,722	64,539	46,667	38,534	50,067	25	322,554

Interest rate sensitivity gap	57,043	(46,821)	(22,613)	(18,484)	(19,517)	107,689

Cumulative rate sensitivity gap	$57,043	$10,222	$(12,391)	$(30,875)	$(50,392)	$57,297

Cumulative interest rate sensitivity gap as a percent of interest-earning assets	15.02%	2.69%	-3.26%	-8.13%	-13.27%	15.08%

(1)	Computed based on a five year decay rate.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short-term and long-term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio. The liquidity ratio as of December 31, 2010 and 2009 are 35.2% and 29.8%, respectively.

Operating activities, as presented in the Statement of Cash Flows in the accompanying Consolidated Financial Statements, provided $4.1 million and $2.1 million in cash flows during 2010 and 2009 respectively, principally generated from net income.

Investing activities utilized $13.5 million of the Company’s cash flows during 2010. The preponderance of this total represents the funding of a $16.1 million increase in the investment securities portfolios offset by a $2.1 million decrease in loans receivable.

Financing activities in 2010 provided the Company with net cash inflows totaling $30.3 million. The vast majority of this total consists of a $34.9 million increase in deposits. This deposit growth was partially utilized in other financing activities to retire $2.6 million of borrowings and pay cash dividends of $1.9 million.

In addition to using the loan, investment, and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital adequacy requirements that are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2010.

Our regulatory capital position at December 31, 2010, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in the Notes to the accompanying Consolidated Financial Statements. We are not aware of any actions contemplated by banking regulators, which would result in the Company being in non-compliance with the minimum capital requirements.

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

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2010

Killbuck Bancshares, Inc.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

Page Number

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Killbuck Bancshares, Inc.

Killbuck, Ohio

We have audited the accompanying consolidated balance sheets of Killbuck Bancshares, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.

Wheeling, West Virginia

March 4, 2011

Killbuck Bancshares, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
	2010	2009
ASSETS
Cash and cash equivalents:
Cash and amounts due from depository institutions	$61,711,145	$42,575,944
Federal funds sold	4,713,000	2,938,000

Total cash and cash equivalents	66,424,145	45,513,944

Investment securities:
Securities available for sale	76,044,672	65,334,849
Securities held to maturity (fair value of $40,482,091 and $36,373,611)	39,332,164	35,086,821

Total investment securities	115,376,836	100,421,670

Loans (net of allowance for loan losses of $2,665,607 and $2,441,169)	205,074,687	207,575,135

Loans held for sale, at lower of cost or market	320,000	271,000
Premises and equipment, net	5,751,540	6,009,442
Accrued interest receivable	1,165,298	1,467,901
Goodwill, net	1,329,249	1,329,249
Other assets	9,628,598	9,391,044

Total assets	$405,070,353	$371,979,385

LIABILITIES
Deposits:
Noninterest bearing demand	$63,108,035	$63,636,376
Interest bearing demand	28,812,536	32,102,301
Money market	43,906,637	28,669,992
Savings	51,094,094	42,973,020
Time	169,267,955	153,913,387

Total deposits	356,189,257	321,295,076
Short-term borrowings	3,585,000	5,660,000
Federal Home Loan Bank advances	643,735	1,212,000
Accrued interest and other liabilities	972,671	748,901

Total liabilities	361,390,663	328,915,977

SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 shares issued at December 31, 2010 and 2009	8,846,670	8,846,670
Retained earnings	44,841,370	43,742,847
Accumulated other comprehensive income	(383,669)	16,605
Treasury shares, at cost (102,486 and 101,725 shares at December 31, 2010 and 2009, respectively)	(9,624,681)	(9,542,714)

Total shareholders’ equity	43,679,690	43,063,408

Total liabilities and shareholders’ equity	$405,070,353	$371,979,385

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2010	2009	2008
INTEREST INCOME
Interest and fees on loans	$11,432,293	$12,267,389	$14,136,505

Investment securities:
Taxable	1,871,510	2,120,835	2,884,342
Exempt from federal income tax	1,499,193	1,426,623	1,342,204
Federal funds sold and other	108,238	50,291	493,224

Total interest income	14,911,234	15,865,138	18,856,275

INTEREST EXPENSE
Deposits	4,001,920	4,374,627	6,370,270
Short term borrowings	9,555	12,297	18,075
Federal Home Loan Bank advances	56,195	89,915	125,569

Total interest expense	4,067,670	4,476,839	6,513,914

NET INTEREST INCOME	10,843,564	11,388,299	12,342,361

Provision for loan losses	215,182	2,000	61,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,628,382	11,386,299	12,281,361

NONINTEREST INCOME
Service charges on deposit accounts	129,846	136,599	138,438
ATM and interchange fees	300,101	252,246	231,272
Fees on deposit accounts	681,850	766,455	809,419
Gain on sale of loans, net	278,117	131,256	28,066
Earnings and recoveries on bank-owned life insurance	474,077	237,147	453,821
Other income	180,379	148,955	146,464

Total noninterest income	2,044,370	1,672,658	1,807,480

NONINTEREST EXPENSE
Salaries and employee benefits	4,902,669	5,005,181	4,942,680
Occupancy and equipment	960,570	1,010,928	1,070,303
Impairment loss	456,585	—	—
Other expense	2,860,389	3,072,453	2,516,212

Total noninterest expense	9,180,213	9,088,562	8,529,195

INCOME BEFORE INCOME TAXES	3,492,539	3,970,395	5,559,646
Income taxes	513,063	835,443	1,104,013

NET INCOME	$2,979,476	$3,134,952	$4,455,633

EARNINGS PER SHARE	$4.83	$5.07	$7.12

WEIGHTED AVERAGE SHARES OUTSTANDING	616,667	618,497	626,151

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Shareholders’ Equity	Comprehensive Income
BALANCE, JANUARY 1, 2008	$8,846,670	$39,848,570	$498,651	$(8,076,250)	$41,117,641

Net income		4,455,633			4,455,633	$4,455,633
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $74,547			144,708		144,708	144,708

Comprehensive income						$4,600,341

Cash dividends paid ($2.95 per share)		(1,843,066)			(1,843,066)
Purchase of treasury shares, at cost (8,100 shares)				(939,318)	(939,318)

BALANCE, DECEMBER 31, 2008	8,846,670	42,461,137	643,359	(9,015,568)	42,935,598

Net income		3,134,952			3,134,952	$3,134,952
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefits of $322,873			(626,754)		(626,754)	(626,754)

Comprehensive income						$2,508,198

Cash dividends paid ($3.00 per share)		(1,853,242)			(1,853,242)
Purchase of treasury shares, at cost (4,776 shares)				(527,146)	(527,146)

BALANCE, DECEMBER 31, 2009	8,846,670	43,742,847	16,605	(9,542,714)	43,063,408

Net income		2,979,476			2,979,476	$2,979,476
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefits of $206,202			(400,274)		(400,274)	(400,274)

Comprehensive income						$2,579,202

Cash dividends paid ($3.05 per share)		(1,880,953)			(1,880,953)
Purchase of treasury shares, at cost (761 shares)				(81,967)	(81,967)

BALANCE, DECEMBER 31, 2010	$8,846,670	$44,841,370	$(383,669)	$(9,624,681)	$43,679,690

Killbuck Bancshares, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
OPERATING ACTIVITIES
Net income	$2,979,476	$3,134,952	$4,455,633
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	215,182	2,000	61,000
Depreciation, amortization and accretion, net	411,015	1,058,352	439,697
Gain on sale of loans, net	(278,117)	(131,256)	(28,066)
Origination of loans held for sale	(12,606,910)	(15,462,950)	(3,020,600)
Proceeds from the sale of loans	12,836,026	15,323,206	3,218,666
Impairment Loss	456,585	—	—
Bank-owned life insurance benefit income	(474,077)	—	(234,396)
Federal Home Loan Bank stock dividends	—	—	(53,600)
Net changes in:
Accrued interest and other assets	527,291	(1,547,977)	(742,464)
Accrued interest and other liabilities	51,695	(243,122)	17,134

Net cash provided by operating activities	4,118,166	2,133,205	4,113,004

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	67,721,234	31,277,140	29,232,154
Purchases	(79,494,115)	(46,609,702)	(26,448,780)
Investment securities held to maturity:
Proceeds from maturities and repayments	4,919,051	6,008,345	4,580,179
Purchases	(9,231,408)	(8,967,419)	(7,174,675)
Net (increase) decrease in loans	2,132,766	(7,150,927)	(3,989,827)
Purchase of premises and equipment	(108,599)	(85,447)	(243,084)
Proceeds from sale of other real estate owned	175,000	—	—
Bank-owned life insurance
Proceeds	390,111	—	395,915
Purchases	—	—	(2,000,000)

Net cash used in investing activities	(13,495,960)	(25,528,010)	(5,648,118)

FINANCING ACTIVITIES
Net increase in deposits	34,894,180	32,348,171	3,495,565
Net change in short-term borrowings	(2,075,000)	(725,000)	640,000
Repayment of Federal Home Loan Bank advances	(568,265)	(650,667)	(674,184)
Purchase of treasury shares	(81,967)	(527,146)	(939,318)
Cash dividends paid	(1,880,953)	(1,853,242)	(1,843,066)

Net cash provided by financing activities	30,287,995	28,592,116	678,997

Increase (decrease) in cash and cash equivalents	20,910,201	5,197,311	(856,117)

Cash and cash equivalents at beginning of year	45,513,944	40,316,633	41,172,750

Cash and cash equivalents at end of year	$66,424,145	$45,513,944	$40,316,633

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Investment Securities (Continued)

As a member of the Federal Home Loan Bank (FHLB) of Cincinnati, the Bank is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based on its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) The significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) Commitments by the FHLB to make payments required by law or regulation and the levels of such payments in relation to the operating performance (c) The impact of legislative and regulatory changes on the customer base of the FHLB and (d) The liquidity position of the FHLB.

While the Federal Home Loan Bank’s have been negatively impacted by the current economic conditions, the FHLB of Cincinnati has reported profits for 2010, remains in compliance with regulatory capital and liquidity requirements, continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2010 or 2009.

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

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. Management uses a disciplined process and methodology to establish the allowance for loan losses. To determine the total allowance for loan losses, the Company estimates the reserves needed for each segment of the portfolio, including loans analyzed individually and loans analyzed on a pooled basis. The allowance for loan losses consists of amounts applicable to: (i) the commercial loan portfolio; (ii) the commercial real estate portfolio; (iii) the real estate portfolio; (iv) the consumer loan portfolio. To determine the balance of the allowance account, loans are pooled by portfolio and losses are modeled using historical experience.

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

Loan Charge-off Policies

Consumer loans are generally fully or partially charged down to the fair value of the collateral securing the asset when the loan is 180 days past due unless both well secured and in the process of collection.

Real estate loans are generally charged down to the net realizable value when the loan is 180 days past due.

Commercial real estate loans are generally charged down to the net realizable value when the loan is 180 days past due.

Commercial loans are generally charged-off when the loan is 180 days past due.

Other secured loans are generally fully or partially charged down to the net realizable value when the loan is 120 days past due.

Troubled Debt Restructurings (“TDRs”)

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principle forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans.

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

Goodwill

Goodwill represents the amount by which the market value of the Company’s stock issued in an acquisition exceeded the fair value of the net assets acquired. Pursuant to the required accounting guidance, the Company employs a two-step process for testing the impairment of goodwill on at least an annual basis. This approach can cause volatility in the Company’s reported net income because impairment losses could occur irregularly and in varying amounts. As of December 31, 2010 and 2009, respectively, net goodwill totaled $1.3 million.

Mortgage Servicing Rights (“MSRs”)

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains all servicing rights for these loans. Originated MSRs are recorded by allocating total costs incurred between the loans and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. Impairment is evaluated based on the fair value of the right, based on portfolio interest rates and prepayment characteristics.

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

The Company follows FASB guidance which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB ASC 740. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the FASB-issued guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2010. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statement of Income. The Company recognized no interest or penalties during the year ended December 31, 2010.

The Company and Bank account for income tax expense pursuant to a tax-sharing agreement whereby the Bank remits, or is refunded, income tax expense based on the Bank’s separate company tax liability.

Concentrations of Risk

Financial instruments which potentially subject the Company and its subsidiary to concentrations of credit risk primarily consist of cash and cash equivalents and loans receivable. Cash and cash equivalents include deposits placed in other financial institutions. At December 31, 2010, the Company had $51.5 million on deposit with the Federal Reserve Bank of Cleveland and federal funds sold of $4.1 million with the Great Lakes Bankers’ Bank. The Bank’s lending activity is primarily concentrated in loans collateralized by real estate in northeastern Ohio. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in that geographic area. Additionally, banking regulations and the Bank’s lending policies limit the amount of credit extended to any single borrower and their related interests thereby limiting the concentration of credit risk to any single borrower.

Earnings Per Share

The Company currently maintains a simple capital structure; therefore, there are no potential dilutive effects with respect to earnings per share. As a result, earnings per share are calculated using the weighted average number of shares outstanding for the period.

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

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2010, 2009 and 2008 were $4.1 million, $4.5 million, and $6.7 million respectively. Cash payments for income taxes for 2010, 2009, and 2008 were $736,000, $907,000 and $1.3 million, respectively.

Recent Accounting Pronouncements

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfer of Financial Assets. ASU 2009-16 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASU 2009-16 is effective for annual periods beginning after November 15, 2009 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU 2010-05, Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation. ASU 2010-05 updates existing guidance to address the SEC staff’s views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. ASU 2010-05 is effective January 15, 2010. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics. ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging. ASU 2010-11 provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in ASC 815-15-15-8. ASU 2010-11 is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

In April 2010, the FASB issued ASU 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan is a Part of a Pool That is Accounted for as a Single Asset – a consensus of the FASB Emerging Issues Task Force. ASU 2010-18 clarifies the treatment for a modified loan that was acquired as part of a pool of assets. Refinancing or restructuring the loan does not make it eligible for removal from the pool, the FASB said. The amendment will be effective for loans that are part of an asset pool and are modified during financial reporting periods that end July 15, 2010 or later and is not expected to have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements (Continued)

In July 2010, FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Company is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position or results of operations.

In August, 2010, the FASB issued ASU 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This ASU amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies and is not expected to have a significant impact on the Company’s financial statements.

In August, 2010, the FASB issued ASU 2010-22, Technical Corrections to SEC Paragraphs – An announcement made by the staff of the U.S. Securities and Exchange Commission. This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics and is not expected to have a significant impact on the Company’s financial statements.

In September, 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010 and are not expected to have a significant impact on the Company’s financial statements.

In October, 2010, the FASB issued ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. This ASU addresses the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral, The amendments are effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2011 and are not expected to have a significant impact on the Company’s financial statements.

In December, 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating an impairment may exist. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal year, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. This ASU is not expected to have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements (Continued)

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on either shareholders’ equity or net income.

2.	INVESTMENT SECURITIES

The amortized cost of securities and their estimated fair values are as follows:

Securities Available for Sale

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of U.S. Government Agencies and Corporations	$76,082,573	$414,509	$1,011,398	$75,485,684

Mutual funds	543,415	15,573	—	558,988

Total	$76,625,988	$430,082	$1,011,398	$76,044,672

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of U.S. Government Agencies and Corporations	$64,309,692	$580,166	$48,906	$64,840,952

Mutual funds	1,000,000	—	506,103	493,897

Total	$65,309,692	$580,166	$555,009	$65,334,849

Securities Held to Maturity

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of States and Political Subdivisions	$39,332,164	$1,368,278	$218,351	$40,482,091

Total	$39,332,164	$1,368,278	$218,351	$40,482,091

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of States and Political Subdivisions	$35,086,821	$1,328,071	$41,281	$36,373,611

Total	$35,086,821	$1,328,071	$41,281	$36,373,611

2.	INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair values of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$2,484,488	$2,501,546	$3,724,780	$3,787,281
Due after one year through five years	38,038,829	38,243,884	14,012,953	14,606,708
Due after five through ten years	32,180,491	31,316,312	20,551,753	21,021,952
Due after ten years	3,922,180	3,982,930	1,042,678	1,066,150

	$76,625,988	$76,044,672	$39,332,164	$40,482,091

Investment securities with an approximate carrying value of $55.5 million and $50.4 million at December 31, 2010 and 2009, respectively, were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009. As of December 31, 2010, there were a total of 44 securities in an unrealized loss position.

	December 31, 2010
	12 Months or Less			12 Months or Greater
	Fair Value	Gross Unrealized Loss	Number of Impaired Securities	Fair Value	Gross Unrealized Loss	Number of Impaired Securities	Fair Value	Gross Unrealized Loss

U. S. Government Agencies and Corporations	$33,935,490	$1,011,398	18	—	—	—	$33,935,490	$1,011,398

Obligations of States and Political Subdivisions	6,388,398	218,351	26	—	—	—	6,388,398	218,351

Total temporarily impaired debt securities	40,323,888	1,229,749	44	—	—	—	40,323,888	1,229,749

Total of all securities	$40,323,888	$1,229,749	44	—	—	—	$40,323,888	$1,229,749

2.	INVESTMENT SECURITIES (CONTINUED)

	December 31, 2009
	12 Months or Less			12 Months or Greater
	Fair Value	Gross Unrealized Loss	Number of Impaired Securities	Fair Value	Gross Unrealized Loss	Number of Impaired Securities	Fair Value	Gross Unrealized Loss

U. S. Government Agencies and Corporations	$5,954,780	$48,906	4	—	—	—	$5,954,780	$48,906

Obligations of States and Political Subdivisions	3,767,311	41,281	17	—	—	—	3,767,311	41,281

Total temporarily impaired debt securities	9,722,091	90,187	21	—	—	—	9,722,091	90,187

Mutual Funds	—	—	—	$493,897	$506,103	1	493,897	506,103

Total temporarily impaired equity securities	—	—	—	493,897	506,103	1	493,897	506,103

Total of all securities	$9,722,091	$90,187	21	$493,897	$506,103	1	$10,215,988	$596,290

At least quarterly the corporation conducts a comprehensive security level impairment assessment on all securities in an unrealized loss position to determine if other than temporary impairment (OTTI) exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Under the current OTTI accounting model for debt securities, which was amended by FASB and adopted by the Corporation in 2009, an OTTI loss must be recognized for a debt security in an unrealized loss position if the Corporation intends to sell the security or it is more likely than not that the corporation will be required to sell the security before recovery of its amortized cost basis. In this situation, the amount of loss recognized in income is equal to the difference between fair value and the amortized cost basis of the security. Even if the Corporation does not expect to sell the security, the Corporation must evaluate the expected cash flows to be received to determine if a credit loss has occurred. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in income. The portion of the unrealized loss relating to other factors, such as liquidity conditions in the market or changes in the market interest rates, is recorded in other comprehensive income. Equity securities are also evaluated to determine whether the unrealized loss is expected to be recoverable based on whether evidence exists to support a realizable value equal to or greater than the amortized cost basis. If it is probable that the Corporation will not recover the amortized cost basis, taking into consideration the estimated recovery period and its ability to hold the equity security until recovery, OTTI is recognized. The security level assessment is performed on each security, regardless of the classification of the security as available for sale or held to maturity. The assessments are based on the nature of the securities, the financial condition of the issuer, the extent and duration of the securities, the extent and duration of the loss and whether Management intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis, which may be maturity. For those securities for which the assessment shows the Corporation will recover the entire cost basis, Management does not intend to sell these securities and it is more likely than not that the Corporation will not be required to sell them before the anticipated recovery of the amortized cost basis, the gross unrealized losses are recognized in other comprehensive income, net of tax.

An impairment loss of $457,000 was recognized during 2010 on a mutual fund owned by the Company. The non-publically traded mutual fund is comprised solely of community and regional financial institution stocks. The Company performed an assessment of the decline in the fair value of the mutual fund and determined that it should be recognized as other than temporary impairment.

3.	LOANS

Major classifications of loans are summarized as follows:

	2010	2009

Real estate – residential	$87,505,717	$81,505,153
Real estate – farm	9,925,340	9,728,761
Real estate – commercial	51,310,626	57,924,239
Real estate – construction	10,406,156	11,872,968
Commercial and other loans	41,931,142	43,068,368
Consumer and credit card loans	6,866,408	6,139,962

	207,945,389	210,239,451
Less allowance for loan losses	(2,665,607	(2,441,169)
Less net deferred loan origination fees	(205,095)	(223,147)

Loans, net	$205,074,687	$207,575,135

	2010
	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total

Real estate - residential and farm	—	$97,431,057	$97,431,057
Real Estate - commercial and construction	$957,590	60,759,192	61,716,782
Commercial and other Loans	639,218	41,291,924	41,931,142
Consumer and credit card loans	—	6,866,408	6,866,408

Total	$1,596,808	$206,348,581	$207,945,389

Loans held for sale at December 31, 2010 were $320,000 and were carried at cost. Real estate loans serviced for FHLMC, which are not included in the consolidated balance sheet, totaled $47.8 million and $49.3 million at December 31, 2010 and 2009, respectively. The Bank is currently collecting a fee of .25% for servicing these loans.

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2010 and 2009, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The residential real estate loan segment is further disaggregated into two classes: amortizing term loans, which are primarily first liens, and home equity lines of credit, which are generally second liens. The commercial real estate (“CRE”) loan segment is further disaggregated into two classes. Non-owner occupied CRE loans, which include loans secured by non-owner occupied nonfarm nonresidential properties, generally have a greater risk profile than all other CRE loans, which include loans secured by multifamily structures and owner-occupied commercial structures. The commercial and other loans segment consists of loans made for the purpose of financing the activities of commercial customers. The consumer loan segment consists primarily of installment loans (direct and indirect) and credit card loans.

3.	LOANS (CONTINUED)

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $250,000 or is part of a relationship that is greater than $500,000, and if the loan either is in nonaccrual status, or is risk rated Substandard and is greater than 60 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Corporation does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of larger relationship that is impaired, or are classified as a troubled debt restructuring agreement.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Corporation’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2010:

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance

Real estate - residential and farm	—	—	—	—	—

Real Estate - commercial and construction	$957,590	$131,765	—	$957,590	$957,590
Commercial and other Loans	639,218	231,491	—	639,218	639,218
Consumer and credit card loans	—	—	—	—	—

Total Impaired Loans	$1,596,808	$363,256	—	$1,596,808	$1,596,808

The following table presents the average recorded investment in impaired loans and related interest income recognized for the year 2010:

2010

Average Investment in impaired loans	$1,512,576
Interest income recognized on an accrual basis on impaired loans	$104,552
Interest income recognized on a cash basis on impaired loans	—

3.	LOANS (CONTINUED)

Total nonaccrual loans and the related interest for the years ended December 31 are as follows.

	2010	2009	2008

Principal outstanding	$107,402	$—	$72,799
Contractual interest due	$3,524	$—	$13,692
Interest income recognized	$—	$—	$—

The following table presents loans that are troubled debt restructurings as of December 31, 2010:

	Troubled Debt Restructurings at Period End		New Troubled Debt Restructurings in YTD Period		Troubled Debt Restructurings that Subsequently Defaulted during Prior Twelve Months
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate - residential and farm	—	—	—	—	—	—
Real Estate - commercial and construction	—	—	—	—	—	—
Commercial and other Loans	3	$283,205	3	$292,482	—	—
Consumer and credit card loans	—	—	—	—	—	—

Total	3	$283,205	3	$292,482	—	—

Management uses an eight point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first four categories are considered not criticized, and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Credit Department performs an annual review of all commercial relationships $250,000 or greater. Confirmation of the appropriate risk grade is included in the review on an ongoing basis. The Bank has an experienced Loan Review Department that continually reviews and assesses loans within the portfolio. The Bank engages an external consultant to conduct loan reviews on at least an annual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and all criticized relationships. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

3.	LOANS (CONTINUED)

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2010:

	Pass	Special Mention	Substandard	Doubtful	Total

Real estate - residential and farm	$94,542,356	$1,392,351	$1,496,350		$97,431,057
Real Estate - commercial and construction	50,610,705	6,559,073	4,547,004		61,716,782
Commercial and other Loans	39,304,012	688,352	1,803,409	$135,369	41,931,142
Consumer and credit card loans	6,808,388	42,215	15,805		6,866,408

Total	$191,265,461	$8,681,991	$7,862,568	$135,369	$207,945,389

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2010:

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Non- Accrual	Total Loans

Real estate - residential and farm	$97,253,887	$53,829	$15,939		$69,768	$107,402	$97,431,057
Real Estate - commercial and construction	60,618,420	1,098,362			1,098,362		61,716,782
Commercial and other Loans	41,734,675	178,788	17,679		196,467		41,931,142
Consumer and credit card loans	6,858,090	5,585	1,055	$1,678	8,318		6,866,408

Total	$206,465,072	$1,336,564	$34,673	$1,678	$1,372,915	$107,402	$207,945,389

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2010 is as follows:

Balance December 31, 2009	Additions	Amounts Collected	Balance December 31, 2010

$3,989,508	$385,547	$880,746	$3,494,309

4.	ALLOWANCE FOR LOAN LOSSES

An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Bank’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank’s ALL.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

4.	ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The classes described above provide the starting point for the ALL analysis. Management tracks the historical net charge-off activity for each class. A historical charge-off factor is calculated for each class utilizing a rolling 12 quarters.

“Pass” rated credits are segregated from “Criticized” credits for the application of qualitative factors. Management has identified a number of qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL.

An analysis of the change in the allowance for loan losses follows:

	2010	2009	2008

Balance, January 1	$2,441,169	$2,525,202	$2,510,011
Add:
Provision charged to operations	215,182	2,000	61,000
Loan recoveries	69,651	46,811	67,082
Less: Loans charged off	(60,395)	(132,844)	(112,891)

Balance, December 31	$2,665,607	$2,441,169	$2,525,202

The following table summarizes the primary segments of the ALL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2010. Activity in the allowance is presented for the twelve months ended December 31, 2010:

	Real Estate Residential and Farm	Real Estate Commercial and Construction	Commercial and Other Loans	Consumer and Credit Cards	Total

Allowance for Loan Losses:
Beginning Balance	$904,967	$646,940	$793,020	$96,242	$2,441,169
Charge-offs	(50,214)	—	—	(10,181)	(60,395)
Recoveries	563	44,345	18,470	6,273	69,651
Provision	(183,670)	293,757	143,036	(37,941)	215,182

Ending Balance	$671,646	$985,042	$954,526	$54,393	$2,665,607

Ending Balance: individually evaluated for impairment	$0	$131,765	$231,491	$0	$363,256

Ending Balance: collectively evaluated for impairment	$671,646	$853,277	$723,035	$54,393	$2,302,351

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. Management believes that the breakdown of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALL that is representative of the risk found in the components of the portfolio at any given date.

5.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2010	2009

Land	$2,050,242	$2,050,242
Building and improvements	5,520,696	5,510,684
Leasehold improvements	78,761	78,761
Furniture, fixtures and equipment	3,638,390	3,695,065
Other real estate owned	—	22,500

	11,288,089	11,357,252
Less accumulated depreciation	(5,536,549)	(5,347,810)

Total	$5,751,540	$6,009,442

Depreciation expense charged to operations was $329,456 for 2010, $392,000 for 2009, and $449,000 for 2008.

6.	GOODWILL

As of December 31, 2010 and 2009, goodwill had a gross carrying amount of $1.6 million and an accumulated amortization amount of $0.3 million resulting in a net carrying value of $1.3 million.

The carrying value of goodwill was tested for impairment in the second quarter of 2010. Due to an increase in overall earnings and asset growth, operating profits and cash flows were greater than originally expected for the reporting unit. As a result, based on the fair value of the reporting unit, which was estimated using the expected present value of future cash flows, no goodwill impairment loss was recognized.

7.	DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $76.5 million and $66.2 million at December 31, 2010 and 2009, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1.5 million in 2010, $1.5 million in 2009, and $2.1 million in 2008.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2010.

3 months or less	$11,701,006
Over 3 through 6 months	9,721,139
Over 6 through 12 months	16,871,840
Over 12 months	38,178,603

Total	$76,472,588

The following table sets forth the remaining maturity of all time deposits at December 31, 2010.

12 month or less	$89,084,441
12 months through 24 months	34,555,975
24 months through 36 months	16,769,627
36 months through 48 months	8,655,074
48 months through 60 months	20,196,278
Over 60 months	6,560

$169,267,955

8.	SHORT-TERM BORROWINGS

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

	2010	2009

Short-term borrowings:
Ending balance	$3,585,000	$5,660,000
Maximum month-end balance during the year	5,020,000	6,345,000
Average month-end balance during the year	4,065,000	5,390,000
Weighted average rate at year end	0.23%	0.23%
Weighted average rate during the year	0.23%	0.23%

The Company has pledged investment securities with carrying values of $4.0 million and $5.1 million as of December 31, 2010 and 2009, respectively, as collateral for the repurchase agreements.

9.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2010 through 2017. The weighted average rate paid on the advances is 6.38%. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2010 are as follows:

Year Ending December 31,	Amount

2011	$241,939
2012	171,719
2013	86,093
2014	66,891
2015	59,252
2016 and thereafter	17,841

Total	$643,735

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”). The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with the FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2010, the Bank had additional borrowing capacity under the FHLB agreement of approximately $40.5 million.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to the annual limit established by the IRS. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2010 and 2009 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

The pension costs charged to operating expense for the years 2010, 2009 and 2008 amounted to $337,000, $352,000, and $343,000, respectively.

11.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2010	2009	2008

Professional fees	$295,939	$375,651	$371,839
Franchise tax	526,623	522,588	502,008
Insurance and Bond Expense	452,524	603,360	78,956
Telephone	120,009	124,123	138,919
Stationery, supplies and printing	148,713	146,555	168,350
Postage, express and freight	206,703	202,223	186,504
Data processing	208,128	204,683	199,010
Examination and Audit	133,298	209,009	206,109
Other	768,452	684,261	664,517

Total	$2,860,389	$3,072,453	$2,516,212

12.	OPERATING LEASES

The Bank leases the space housing the branch located in Berlin, Ohio. The lease expires in four years, with an option to automatically renew for an additional ten year period. Minimum future rental payments are as follows:

Less than 1 year	$20,057
1 to 3 years	41,325
Year 4	7,096

$68,478

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2010	2009	2008

Current payable	$788,813	$818,542	$1,474,256
Deferred	(275,750)	16,901	(370,243)

Total provision	$513,063	$835,443	$1,104,013

The following is a reconciliation between the Company’s provision for federal income taxes and the amount of income taxes computed at the 34% statutory rate in effect for all years presented.

	2010		2009		2008
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income

Provision at statutory rate	$1,187,463	34.0%	$1,349,934	34.0%	$1,890,280	34.0%
Tax exempt income	(675,888)	(19.4)	(567,467)	(14.3)	(629,523)	(11.3)
Non-deductible interest
Expense	40,853	1.2	42,271	1.1	40,852	0.7
Other, net	(39,365)	(1.1)	10,705	0.3	(197,596)	(3.5)

Tax expense and effective rate	$513,063	14.7%	$835,443	21.1%	$1,104,013	19.9%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2010	2009
Deferred Tax Assets:
Allowance for loan losses	$708,277	$631,967
Net unrealized loss on securities	202,942	—
Other	327,745	170,280

Deferred tax asset	1,238,964	802,247

Deferred Tax Liabilities:
Premise and equipment	233,102	253,402
Stock dividends	243,814	243,814
Net unrealized gain on securities	—	8,553
Other, net	6,423	258

Deferred tax liabilities	$483,339	$506,027

Net deferred tax assets	$755,625	$296,220

No valuation allowance was established at December 31, 2010 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2010	2009

Commitments to extend credit	$42,833,000	$40,789,000
Standby letters of credit	1,185,000	1,235,000

Total	$44,018,000	$42,024,000

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

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in 2010, 2009 or 2008.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company at December 31, 2010, without the approval of the regulatory authorities is $3.8 million.

Included in cash and due from banks are required federal reserves of $4.1 million and $4.2 million at December 31, 2010 and 2009, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

15.	REGULATORY MATTERS (CONTINUED)

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital. The Company had no such borrowings at December 31, 2010 and 2009.

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

As of December 31, 2010 and 2009, the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2010		2009
Amounts expressed in thousands	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)

Actual	$45,400	19.61%	$44,158	19.17%
For Capital Adequacy Purposes	18,518	8.00	18,426	8.00
To be well-capitalized	23,148	10.00	23,033	10.00

Tier 1 Capital (to Risk Weighted Assets)

Actual	42,734	18.46%	41,717	18.11%
For Capital Adequacy Purposes	9,259	4.00	9,213	4.00
To be well-capitalized	13,889	6.00	13,820	6.00

Tier 1 Capital (to Average Assets)

Actual	42,734	10.58%	41,717	11.62%
For Capital Adequacy Purposes	16,160	4.00	14,357	4.00
To be well-capitalized	20,200	5.00	17,947	5.00

17.	FAIR VALUE MEASUREMENTS

The Company utilizes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined under the literature are as follows:

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

The following table presents the assets reported on the consolidated statements of financial condition at their fair value as of December 31, 2010 by level within the fair value hierarchy. As required by the current accounting guidance, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010
	Level I	Level II	Level III	Total
	(In thousands)

Assets measured on a recurring basis:
Securities available for sale:
U.S. Government and Agency Obligations	$—	$75,486	$—	$75,486
Mutual Funds	—	559	—	559

Assets measured on a nonrecurring basis:
Impaired loans		$1,596,808		$1,596,808

	December 31, 2009
	Level I	Level II	Level III	Total
	(In thousands)

Assets measured on a recurring basis:
Securities available for sale:
U.S. Government and Agency Obligations	$—	$64,841	$—	$64,841
Mutual Funds	—	494	—	494

Assets measured on a nonrecurring basis:
Impaired loans		$144,947		$144,947

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and due from depository institutions	$61,711	$61,711	$42,576	$42,576
Federal funds sold	4,713	4,713	2,938	2,938
Securities available for sale	76,045	76,045	65,335	65,335
Securities held to maturity	39,332	40,482	35,087	36,374
Loans	205,075	213,729	207,575	215,102
Loans held for sale	320	320	271	271
Accrued interest receivable	1,165	1,165	1,468	1,468
Regulatory stock	1,884	1,884	1,884	1,884
Bank-owned life insurance	5,727	5,727	5,662	5,662

Financial liabilities:
Deposits	$356,189	$359,687	$321,295	$324,246
Short term borrowings	3,585	3,585	5,660	5,660
Federal Home Loan Bank advances	644	755	1,212	1,027
Accrued interest payable	185	185	183	183

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

Cash and Due from Depository Institutions, Federal Funds Sold, Accrued Interest Receivable, Regulatory Stock, BOLI, Short-Term Borrowings, and Accrued Interest Payable

The fair value approximates the current carrying value.

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

19.	PARENT COMPANY

The following are parent company only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2010	2009

ASSETS
Cash	$250,511	$325,298
Investment in Bank	42,769,534	42,139,648
Investments – available for sale	558,988	493,897

Total assets	$43,579,033	$42,958,843

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend checks outstanding	$49,287	$67,510
Deferred federal income tax payable	(149,944)	(172,075)
Shareholders’ equity	43,679,690	43,063,408

Total liabilities and shareholders’ equity	$43,579,033	$42,958,843

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2010	2009	2008

INCOME
Dividends from Bank	$1,950,000	$2,300,000	$2,950,000

Operating expenses	65,586	63,203	70,135

Impairment loss	456,585	—	—

Income before income tax benefit	1,427,829	2,236,797	2,879,865

Income tax benefit	(177,181)	(21,472)	(23,829)

Income before equity in undistributed net income of subsidiary	1,605,010	2,258,269	2,903,694

Equity in undistributed net income of Bank	1,374,466	876,683	1,551,939

NET INCOME	$2,979,476	$3,134,952	$4,455,633

19.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
OPERATING ACTIVITIES
Net income	$2,979,476	$3,134,952	$4,455,633
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,374,466)	(876,683)	(1,551,939)
Impairment loss on securities	456,585	—	—
Increase in other assets	(155,239)	—	—
Decrease in other liabilities	(18,223)	(9,941)	(32,698)

Net cash provided by operating activities	1,888,133	2,248,328	2,870,996

INVESTING ACTIVITIES
Net cash used in investing activities	—	—	—

FINANCING ACTIVITIES
Purchase of treasury shares	(81,967)	(527,146)	(939,318)
Dividends paid	(1,880,953)	(1,853,242)	(1,843,066)

Net cash used in financing activities	(1,962,920)	(2,380,388)	(2,782,384)

INCREASE (DECREASE) IN CASH	(74,787)	(132,060)	88,612

CASH AT BEGINNING OF YEAR	325,298	457,358	368,746

CASH AT END OF YEAR	$250,511	$325,298	$457,358

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2010	June 2010	September 2010	December 2010

Total interest income	$3,721	$3,766	$3,726	$3,698
Total interest expense	994	1,008	1,034	1,032

Net interest income	2,727	2,758	2,692	2,666
Provision for loan losses	—	155	60	—

Net interest income after provision for loans losses	2,727	2,603	2,632	2,666

Total noninterest income	629	423	455	537
Total noninterest expense	2,249	2,046	2,753	2,132

Income before income taxes	1,107	980	334	1,071
Income taxes (benefit)	165	164	(73)	257

Net income	$942	$816	$407	$814

Per share data:
Net earnings	$1.53	$1.32	$0.66	$1.32

Weighted average shares outstanding	616,706	616,706	616,706	616,551

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2009	June 2009	September 2009	December 2009

Total interest income	$4,116	$4,046	$3,893	$3,810
Total interest expense	1,215	1,136	1,083	1,043

Net interest income	2,901	2,910	2,810	2,767
Provision for loan losses	1	1	—	—

Net interest income after provision for loans losses	2,900	2,909	2,810	2,767

Total noninterest income	384	459	414	416
Total noninterest expense	2,235	2,201	2,280	2,373

Income before income taxes	1,049	1,167	944	810
Income taxes	229	281	200	125

Net income	$820	$886	$744	$685

Per share data:
Net earnings	$1.32	$1.43	$1.20	$1.12

Weighted average shares outstanding	620,269	618,960	617,932	616,827