Form 10-K, Exhibit 13
period 2011-12-31
KILLBUCK BANCSHARES INC
filed 2012-03-27
CIK 1060455

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

Stock Market Information

While there is no established public trading market for our common stock, our shares are currently quoted in the inter-dealer quotation, or “over-the-counter,” marketplace under the trading symbol “KILB.”  Over-the-counter securities are generally considered to be any equity securities not otherwise listed on a national exchange, such as NASDAQ, NYSE or Amex.  The principal over-the-counter market is operated by OTC Markets Group, Inc. (formerly Pink OTC Markets Inc.), which provides quotes for the Company on its middle tier, the OTCQB.  All OTCQB companies are reporting with the SEC or a U.S. banking regulator, but there are no financial or qualitative standards to be in this tier.  Community Banc Investments (“CBI”), a licensed intrastate securities dealer that specializes in marketing the stock of independent banks located in Ohio, also handles a limited amount of the Company’s stock transactions.

The common stock of the Company trades infrequently.  Parties interested in buying or selling the Company’s stock are generally referred to CBI. The quarterly share price information in the table below was obtained from CBI and the OTC Markets Group, Inc.

Quarter Ended		High	Low	Cash Dividends Paid

2011	March 31	$107.27	$106.37	N/A
	June 30	109.04	108.01	$1.50
	September 30	110.95	109.26	N/A
	December 31	111.64	110.29	$1.55

2010	March 31	$106.39	$104.74	N/A
	June 30	107.59	106.72	$1.50
	September 30	108.83	107.45	N/A
	December 31	109.52	107.71	$1.55

At December 31, 2011, the Company had approximately 988 shareholders of record.

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported.  Because of the lack of an established market for the Company’s stock, these prices may not reflect the actual prices at which the stock would trade in a more active market.

Historically, the Company has paid dividends on a semi-annual basis.

Selected Consolidated Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands, except share data and shares).

	Year Ended December 31,
For The Year:	2011	2010	2009	2008	2007

Total interest income	$14,571	$14,911	$15,865	$18,856	$21,680
Total interest expense	3,812	4,068	4,477	6,514	8,068
Net interest income	10,759	10,843	11,388	12,342	13,612
Provision for loan losses	--	215	2	61	127
Net interest income after provision for loan losses	10,759	10,628	11,386	12,281	13,485
Total noninterest income	1,770	2,044	1,673	1,808	1,482
Total noninterest expense	9,049	9,180	9,089	8,529	8,169
Income before income taxes	3,480	3,492	3,970	5,560	6,798
Income tax expense	605	513	835	1,104	1,893
Net income	$2,875	$2,979	$3,135	$4,456	$4,905
Per share data
Earnings	$4.67	$4.83	$5.07	$7.12	$7.73
Dividends	$3.05	$3.05	$3.00	$2.95	$3.75
Book value (at year end)	$73.68	$70.91	$69.83	$69.09	$65.31
Average no. of shares outstanding	615,060	616,667	618,497	626,151	634,458
Year-end balances:
Loans receivable, net	$224,333	$205,075	$207,575	$200,449	$196,520
Securities	139,142	115,377	100,422	83,718	83,668
Total assets	436,534	405,070	371,979	341,338	336,337
Deposits	389,063	356,189	321,295	288,947	285,451
Borrowings	1,361	4,229	6,872	8,248	8,282
Shareholders’ equity	45,223	43,680	43,063	42,935	41,118
Significant ratios:
Return on average assets	0.68%	0.77%	0.89%	1.32%	1.51%
Return on average shareholders’ equity	6.58	6.91	7.42	11.41	12.88
Dividend payout	65.31	63.15	59.17	41.43	48.51
Average shareholders’ equity to average assets	10.37	11.18	12.04	11.54	11.75
Loan to deposits	58.30	57.57	64.61	69.37	68.85
Allowance for loan losses to total loans	1.00	1.28	1.16	1.26	1.23

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

Goodwill and Other Intangible Assets

The Company must assess goodwill and other intangible assets each year for impairment.  Accounting standards allows a Company to first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. The two-step test entails estimating cash flows for future periods.  If the future cash flows are insufficient to recover the recorded goodwill and other intangible asset balances, the Company would be required to take a charge against earnings to reflect the assets at the lower carrying value.

Financial Overview

Events in the domestic and global financial markets during the three year period under review have presented significant challenges to the Company, as well as all other banking institutions in the United Sates.

Specifically, a worldwide liquidity crisis reached its apex in the first quarter of 2009. The specter of a continuing international liquidity crisis mandated that the Company’s management carry excess liquid assets (cash and short term investments) throughout the years 2010 and 2011. This environmentally necessitated decision, integrated with the Fed’s easing of interest rates, negatively impacted the Company’s income in 2010 and 2011, as yields on investments and Federal funds sold declined precipitously as compared to prior years.

In addition, despite an absence of deteriorating asset quality, and despite maintaining the Bank’s status as a high performance financial institution, the Company was forced to pay for the clean-up of the banking system’s risk-takers. Over the past three years our FDIC insurance costs were $563 thousand in 2009, to $366 thousand in 2010 and $331 thousand in 2011.

The reported results of the Company, as further discussed below, are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets.  Except as otherwise discussed herein, we are not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations.  Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities.  Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities

For 2011, we recorded net income of $2.9 million compared to $3.0 million for 2010 and $3.1 million for 2009.

Non-interest income was $1.8 million for 2011 compared to $2.0 million for 2010 and $1.7 million for 2009.

Total non-interest expenses were $9.0 million in 2011 compared to $9.2 million in 2010 and $9.1 million in 2009.

Earnings per share for 2011 were $4.67 compared to $4.83 for 2010 and $5.07 for 2009.

Comparison of Financial Condition at December 31, 2011 and 2010

The Company’s assets at December 31, 2011 totaled $436.5 million, an increase of $31.5 million, or 7.8% over 2010 totals.

The asset growth during 2011 generally reflects a $32.9 million, or 9.2% increase in total deposits. The noninterest-bearing demand deposits and interest-bearing demand deposits increased $12.8 million and $6.0 million, respectively. Money market deposits, savings deposits and time deposits increased $2.7 million, $8.9 million and $2.5 million, respectively.  The increases are attributable to new deposit account growth and growth of existing accounts.  The deposit growth is generally reflective of the Company’s continuing marketing efforts directed at profitable organic growth.

Cash and cash equivalents decreased by $11.7 million, while investment securities increased by $23.8 million at December 31, 2011. Management has felt compelled to maintain high liquid asset balances over the past few years due to economic uncertainty in the environment.  During 2011, a portion of cash and cash equivalent funds were redeployed to the investment portfolio.

Loans receivable increased during 2011 by $19.3 million, or 9.4%, totaling $224.3 million at year-end. The Company experienced growth in the residential real estate, farm, commercial real estate and construction real estate portfolio of $10.1 million, $1.1 million, $6.9 million and $2.1 million, respectively.  The commercial and other loans decreased $0.3 million and the consumer and credit card loan portfolio decreased $1.0 million.  The growth in residential real estate can generally be attributable to the favorable residential mortgage rates available in 2011. The growth in commercial real estate loans reflects higher demand in that category.

The Company’s allowance for loan losses at December 31, 2011 totaled $2.3 million, or 1.00% of total loans, as compared to $2.7 million, or 1.28% of total loans at December 31, 2010. The decrease in portfolio coverage during 2011 is principally attributable to a decline in impaired loans, past due loans and loans classified as special mention and substandard.

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

Funds generated in 2011 from deposit growth and operations were partially deployed to reduce amortizing Federal Home Loan Bank advances by approximately $228,000, and retire short-term borrowings by $2.6 million, or 73.6%.

Shareholders’ equity increased by approximately $1.5 million during 2011, totaling $45.2 million at year-end, as compared to $43.7 million at December 31, 2010. The growth in shareholders’ equity during 2011 was comprised of period earnings of $2.9 million and an increase of $782,000 in accumulated other comprehensive income, which were partially offset by payment of $1.9 million in cash dividends and $238,000 of treasury stock purchases. The Company purchases treasury stock pursuant to financial objectives and guidelines set forth in its strategic planning process.

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

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31
	2011			2010			2009
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest-earning assets:
Loans (1)(2)	$217,016	$11,000	5.07%	$210,091	$11,432	5.44%	$207,846	$12,267	5.90%
Securities - taxable (3)	80,182	1,859	2.32%	63,947	1,788	2.80%	61,845	2,019	3.26%
Securities – nontaxable	42,459	1,496	3.52%	38,652	1,499	3.88%	34,385	1,427	4.15%
Securities – equity (3)(4)	1,885	86	4.56%	1,885	84	4.45%	1,756	102	5.80%
Federal funds sold	5,358	4	0.07%	7,165	9	0.13%	6,231	9	0.14%
Due from Federal Reserve Bank	51,075	126	0.25%	40,478	99	0.24%	15,373	41	0.27%
Total interest - earnings assets	397,975	14,571	3.66%	362,218	14,911	4.12%	327,436	15,865	4.85%
Noninterest-earning assets
Cash and due from other institutions	9,528			9,555			10,066
Premises and equipment, net	5,606			5,882			6,152
Accrued interest receivable	1,295			1,355			1,295
Other assets	9,585			9,403			8,210
Less allowance for loan losses	(2,569)			(2,564)			(2,505)
Total	$421,420			$385,849			$350,654
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand	30,706	44	0.14%	27,126	42	0.15%	26,303	40	0.15%
Money market accounts	51,249	257	0.50%	45,065	332	0.74%	29,025	249	0.86%
Savings deposits	55,028	192	0.35%	45,776	181	0.40%	41,248	171	0.42%
Time deposits	171,193	3,279	1.92%	159,752	3,447	2.16%	151,181	3,915	2.59%
Short-term borrowings	2,660	6	0.23%	4,163	10	0.23%	5,352	12	0.23%

Average Balance Sheet and Net Interest Analysis (Continued)

	For the Year Ended December 31
	2011			2010			2009
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Federal Home Loan Bank Advances	518	34	6.61%	877	56	6.41%	1,507	90	5.97%
Total interest-bearing liabilities	311,354	3,812	1.22%	282,759	4,068	1.44%	254,616	4,477	1.76%
Noninterest-bearing liabilities:
Demand deposits	64,943			58,285			51,887
Accrued expenses and other liabilities	1,431			1,686			1,919
Shareholders’ equity	43,692			43,119			42,232
Total	$421,420			$385,849			$350,654
Net interest income		$10,759			$10,843			$11,388
Interest rate spread (5)			2.44%			2.68%			3.09%
Net yield on interest-earning assets (6)			2.70%			2.99%			3.48%

(1)	The weighted average loan amounts outstanding are net of deferred loan origination fees.
(2)	Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(3)	Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(4)	Equity securities are comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Great Lakes Bankers’ Bank.
(5)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

	2011 Compared to 2010			2010 Compared to 2009
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
Interest income
Loans	$377	$(809)	$(432)	$132	$(967)	$(835)
Securities-taxable	455	(384)	71	69	(300)	(231)
Securities-nontaxable	148	(151)	(3)	177	(105)	72
Securities-equities	-	2	2	7	(25)	(18)
Federal funds sold	(2)	(3)	(5)	1	(1)	-
Due from Federal Reserve	25	2	27	68	(10)	58
Total interest-earning Assets	1,003	(1,343)	(340)	454	(1,408)	(954)
Interest expense
Interest bearing demand	5	(3)	2	2	--	2
Money market accounts	46	(121)	(75)	138	(55)	83
Savings deposits	37	(26)	11	19	(9)	10
Time deposits	247	(415)	(168)	222	(690)	(468)
Short-term borrowing	(3)	(1)	(4)	(3)	1	(2)
Federal Home Loan Bank
Advances	(23)	1	(22)	(38)	4	(34)
Total interest-bearing Liabilities	309	(565)	(256)	340	(749)	(409)
Net change in net interest income	$694	$(778)	$(84)	$114	$(659)	$(545)

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2011 and 2010

Net Interest Income

The Company’s net interest income for the year ended December 31, 2011 totaled $10.8 million, a slight reduction of approximately $84,000, or 0.8% from 2010 levels. The principal factor underlying the net decline was a reduction in average yields on loans and investments, which were partially offset by a $35.8 million increase in the average volume of interest-earning assets, and a 0.22% decrease in the average cost of interest-bearing liabilities in 2011 (from 1.44% to 1.22%) as compared to 2010.

Total interest income in 2011 decreased by $340,000 or 2.3%, due primarily to a $432,000 or 3.8% decline in interest on loans. The decline in interest income generally reflects the effects of an overall reduction in interest rates in the economy resulting from the Fed’s easing of monetary policy.

Total interest expense for the year ended December 31, 2011 declined by $256,000 or 6.3%, as compared to 2010. The reduction was primarily due to a $168,000 or 4.9% decrease in the cost of time deposits and a $75,000 or 22.6% decrease in the cost of money market accounts.  Similar to the earnings side, this decline in interest costs mirrors the overall reduction of interest rates in the economy.  Interest expense on Federal Home Loan advances decreased $22,000 or 3.93% due to repayment of the advances.

The foregoing factors culminated in the Company’s attainment of an interest rate spread of 2.44% and a net yield on earning assets of 2.70% in 2011, compared to 2.68% and 2.99%, respectively, in 2010. Management believes the Company’s reduction in spread and margin in 2011 primarily stems from the low interest rate environment and the need to carry higher levels of liquidity during the year and does not represent a material adverse trend.

Provision for Loan Losses

The provision for loan losses totaled $0 for 2011, as compared to $215,000 for 2010. The decreased loss provision is principally attributable to a decline in impaired loans, past due loans and loans classified as special mention and substandard during 2011. As stated previously, the Company maintains the allowance at a level commensurate with the credit risks inherent in the portfolio.

Noninterest Income

Noninterest income decreased by $275,000 or 13.4% in 2011 as compared to 2010. The decrease in income was principally related to a $187,000 decrease in gains on sale of loans in the secondary market and a $248,000 decrease in earnings and recoveries on bank-owned life insurance, which were partially offset by a $253,000 gain on sale of a vacant branch facility during 2011.

Noninterest Expense

The Company’s management stringently monitors noninterest expenses. A continuation of these control efforts in 2011 culminated with a $131,000 or 1.4% decrease in total noninterest expense.  Excluding an impairment loss of $457,000 recognized in 2010 on a mutual fund owned by the Company, total noninterest expenses increased $325,000 or 3.7%.   Salary and employee benefits increased $330,000 or 6.7% in 2011 due primarily to higher employee group insurance costs.

Income Taxes

Income tax expense increased to $605,000 in 2011, representing a $92,000 or 17.9% increase from the $513,000 of income tax expense recorded in 2010. The year over year increase is primarily attributable to a decrease in tax exempt income, specifically, earnings and recoveries on bank-owned life insurance.  The Company’s effective tax rate was 17.4% in 2011, as compared to 14.7% in 2010. The principal difference between the Company’s effective tax rate in 2011 and 2010 and the 34% statutory tax rate in effect for both years resulted from the beneficial effects of tax-exempt income.

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

In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans.  In addition, since the mid-1980’s, the Bank has originated variable rate loans and as of December 31, 2011, such loans comprised approximately 87% of the total loan portfolio.

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

The Bank also conducts rate sensitivity analysis using a simulation model, which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement.  The model also calculates net interest income of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease.  Such analysis translates interest rate movements and the Bank’s rate sensitivity position into dollar amounts by which net interest income may fluctuate as a result of rate changes.  Based on December 31, 2011 data, the latest date for which such information is available, a 200 basis point immediate increase in interest rates would increase net interest income by 27.92% and a 200 basis point immediate decrease in interest rates would decrease net interest income by 14.07%.

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

The following table presents the Bank’s interest rate sensitivity gap position as of December 31, 2011 (dollars in thousands):

INTEREST RATE SENSITIVITY GAPS
(In Thousands)

	2012	2013	2014	2015	2016	Thereafter	Total
Interest-earnings assets:
Loans:
Fixed	$8,439	$6,144	$4,375	$1,929	$1,537	$6,675	$29,099
Variable	176,257	11,403	4,214	1,756	3,164	932	197,726
Securities:
Fixed	70,792	20,355	5,899	7,925	10,893	23,278	139,142
Other interest-earning assets	44,836	--	--	--	--	--	44,836
Total interest-earning assets	300,324	37,902	14,488	11,610	15,594	30,885	410,803
Interest-bearing liabilities:
Demand and savings deposits	141,381	--	--	--	--	--	141,381
Time deposits:
Fixed	86,671	33,015	16,957	19,405	15,755	3	171,806
Short-term borrowings	945	--	--	--	--	--	945
FHLB advances	189	85	66	59	16	1	416
Total interest-bearing liabilities	229,186	33,100	17,023	19,464	15,771	4	314,548
Interest rate sensitivity gap	71,138	4,802	(2,535)	(7,854)	(177)	30,881
Cumulative rate sensitivity gap	$71,138	$75,940	$73,405	$65,551	$65,374	$96,255
Cumulative interest rate sensitivity gap as a percent of interest- earning assets	17.32%	18.49%	17.87%	15.96%	15.91%	23.43%

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits.  Both short-term and long-term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits.  Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program.  The assets defined as liquid are cash, cash equivalents, and the available for sale security portfolio.  The liquidity ratio as of December 31, 2011 and 2010 are 35.0% and 35.2%, respectively.

Operating activities, as presented in the Statement of Cash Flows in the accompanying Consolidated Financial Statements, provided $3.6 million and $4.1 million in cash flows during 2011 and 2010 respectively, principally generated from net income.

Investing activities utilized $43.2 million of the Company’s cash flows during 2011. The majority of this total represents the funding of a $22.7 million increase in the investment securities portfolios plus a $19.3 million increase in loans receivable.

Financing activities in 2011 provided the Company with net cash inflows totaling $27.9 million. The vast majority of this total consists of a $32.9 million increase in deposits. This deposit growth was partially utilized in other financing activities to retire $2.9 million of borrowings and pay cash dividends of $1.9 million.

In addition to using the loan, investment, and deposit portfolios as sources of liquidity, the Company has access to funds from the Federal Home Loan Bank of Cincinnati.  The Company also has a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors.  Bank regulatory agencies have developed certain capital adequacy requirements that are used to assist them in monitoring the safety and soundness of financial institutions.  We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2011.

Our regulatory capital position at December 31, 2011, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in the Notes to the accompanying Consolidated Financial Statements.  We are not aware of any actions contemplated by banking regulators, which would result in the Company being in non-compliance with the minimum capital requirements.

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

Killbuck Bancshares, Inc.

Killbuck, Ohio

Audit Report

December 31, 2011

Killbuck Bancshares, Inc.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

Page Number

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement of Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Killbuck Bancshares, Inc.
Killbuck, Ohio

We have audited the accompanying consolidated balance sheets of Killbuck Bancshares, Inc. and subsidiary (the "Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Wheeling, West Virginia
March 5, 2012

Killbuck Bancshares, Inc.
CONSOLIDATED BALANCE SHEET

	December 31,
ASSETS	2011	2010
Cash and cash equivalents:
Cash and amounts due from depository institutions	$51,528,204	$61,711,145
Federal funds sold	3,168,000	4,713,000
Total cash and cash equivalents	54,696,204	66,424,145
Investment securities:
Securities available for sale	98,102,214	76,044,672
Securities held to maturity (fair value of $43,833,969 and $40,482,091)	41,039,935	39,332,164
Total investment securities	139,142,149	115,376,836
Loans (net of allowance for loan losses of $2,275,176 and $2,665,607)	224,333,021	205,074,687
Loans held for sale, at lower of cost or market	--	320,000
Premises and equipment, net	5,460,594	5,751,540
Accrued interest receivable	1,121,007	1,165,298
Bank-owned life insurance	7,448,771	5,727,399
Goodwill, net	1,329,249	1,329,249
Other assets	3,003,406	3,901,199
Total assets	$436,534,401	$405,070,353
LIABILITIES
Deposits:
Noninterest bearing demand	$75,875,791	$63,108,035
Interest bearing demand	34,785,442	28,812,536
Money market	46,570,972	43,906,637
Savings	60,024,882	51,094,094
Time	171,806,036	169,267,955
Total deposits	389,063,123	356,189,257
Short-term borrowings	945,000	3,585,000
Federal Home Loan Bank advances	415,776	643,735
Accrued interest and other liabilities	887,671	972,671
Total liabilities	391,311,570	361,390,663
SHAREHOLDERS’ EQUITY
Common stock – No par value: 1,000,000 shares authorized, 718,431 shares issued at December 31, 2011 and 2010	8,846,670	8,846,670
Retained earnings	45,840,968	44,841,370
Accumulated other comprehensive income (loss)	397,793	(383,669)
Treasury shares, at cost (104,660 and 102,486 shares at December 31, 2011 and 2010, respectively)	(9,862,600)	(9,624,681)
Total shareholders’ equity	45,222,831	43,679,690
Total liabilities and shareholders’ equity	$436,534,401	$405,070,353

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2011	2010	2009
INTEREST INCOME
Interest and fees on loans	$11,000,462	$11,432,293	$12,267,389
Investment securities:
Taxable	1,944,964	1,871,510	2,120,835
Exempt from federal income tax	1,495,864	1,499,193	1,426,623
Federal funds sold and other	129,535	108,238	50,291
Total interest income	14,570,825	14,911,234	15,865,138
INTEREST EXPENSE
Deposits	3,771,428	4,001,920	4,374,627
Short term borrowings	6,105	9,555	12,297
Federal Home Loan Bank advances	34,221	56,195	89,915
Total interest expense	3,811,754	4,067,670	4,476,839
NET INTEREST INCOME	10,759,071	10,843,564	11,388,299
Provision for loan losses	--	215,182	2,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,759,071	10,628,382	11,386,299
NONINTEREST INCOME
Service charges on deposit accounts	1,029,854	1,111,797	1,155,300
Gain on sale of loans, net	91,231	278,117	131,256
Gain on sale of fixed assets	252,598	--	--
Earnings and recoveries on bank-owned life insurance	226,322	474,077	237,147
Other income	169,437	180,379	148,955
Total noninterest income	1,769,442	2,044,370	1,672,658
NONINTEREST EXPENSE
Salaries and employee benefits	5,232,176	4,902,669	5,005,181
Occupancy and equipment	974,084	960,570	1,010,928
Impairment loss		456,585	--
Other expense	2,842,841	2,860,389	3,072,453
Total noninterest expense	9,049,101	9,180,213	9,088,562
INCOME BEFORE INCOME TAXES	3,479,412	3,492,539	3,970,395
Income taxes	604,796	513,063	835,443
NET INCOME	$2,874,616	$2,979,476	$3,134,952
EARNINGS PER SHARE	$4.67	$4.83	$5.07
WEIGHTED AVERAGE SHARES OUTSTANDING	615,060	616,667	618,497

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Shareholders’ Equity	Comprehensive Income
BALANCE, JANUARY 1, 2009	$8,846,670	$42,461,137	$643,359	$(9,015,568)	$42,935,598
Net income		3,134,952			3,134,952	$3,134,952
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefits of $322,873			(626,754)		(626,754)	(626,754)
Comprehensive income						$2,508,198
Cash dividends paid ($3.00 per share)		(1,853,242)			(1,853,242)
Purchase of treasury shares, at cost (4,776 shares)				(527,146)	(527,146)
BALANCE, DECEMBER 31, 2009	8,846,670	43,742,847	16,605	(9,542,714)	43,063,408
Net income		2,979,476			2,979,476	$2,979,476
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefits of $206,202			(400,274)		(400,274)	(400,274)
Comprehensive income						$2,579,202
Cash dividends paid ($3.05 per share)		(1,880,953)			(1,880,953)
Purchase of treasury shares, at cost (761 shares)				(81,967)	(81,967)
BALANCE, DECEMBER 31, 2010	8,846,670	44,841,370	(383,669)	(9,624,681)	43,679,690
Net income		2,874,616			2,874,616	$2,874,616
Other comprehensive income:
Unrealized gain on available for sale securities, net of tax of $402,571			781,462		781,462	781,462
Comprehensive income						$3,656,078
Cash dividends paid ($3.05 per share)		(1,875,018)			(1,875,018)
Purchase of treasury shares, at cost (2,174 shares)				(237,919)	(237,919)
BALANCE, DECEMBER 31, 2011	$8,846,670	$45,840,968	$397,793	$(9,862,600)	$45,222,831

Killbuck Bancshares, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
OPERATING ACTIVITIES
Net income	$2,874,616	$2,979,476	$3,134,952
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	-	215,182	2,000
Depreciation, amortization and accretion, net	442,341	411,015	1,058,352
Gain on sale of loans, net	(91,231)	(278,117)	(131,256)
Gain on sale of fixed assets	(252,598)	-	-
Origination of loans held for sale	(3,038,600)	(12,606,910)	(15,462,950)
Proceeds from the sale of loans	3,449,832	12,836,026	15,323,206
Impairment Loss	-	456,585	-
Bank-owned life insurance benefit income	(221,372)	(474,077)	-
Net changes in:
Accrued interest and other assets	539,513	527,291	(1,547,977)
Accrued expenses and other liabilities	(85,000)	51,695	(243,122)
Net cash provided by operating activities	3,617,501	4,118,166	2,133,205
INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from maturities and repayments	75,222,358	67,721,234	31,277,140
Purchases	(96,095,867)	(79,494,115)	(46,609,702)
Investment securities held to maturity:
Proceeds from maturities and repayments	6,222,806	4,919,051	6,008,345
Purchases	(8,072,731)	(9,231,408)	(8,967,419)
Net (increase) decrease in loans	(19,258,334)	2,132,766	(7,150,927)
Purchase of premises and equipment	(90,049)	(108,599)	(85,447)
Proceeds from the sale of fixed assets	333,405	-	-
Proceeds from sale of other real estate owned	-	175,000	-
Bank-owned life insurance
Proceeds	-	390,111	-
Purchases	(1,500,000)
Net cash used in investing activities	(43,238,412)	(13,495,960)	(25,528,010)
FINANCING ACTIVITIES
Net increase (decrease) in demand deposits	18,740,662	(3,818,106)	15,395,029
Net increase in money market and savings deposits	11,595,123	23,357,719	7,311,987
Net increase in time deposits	2,538,081	15,354,567	9,641,155
Net change in short-term borrowings	(2,640,000)	(2,075,000)	(725,000)
Repayment of Federal Home Loan Bank advances	(227,959)	(568,265)	(650,667)
Purchase of treasury shares	(237,919)	(81,967)	(527,146)
Cash dividends paid	(1,875,018)	(1,880,953)	(1,853,242)
Net cash provided by financing activities	27,892,970	30,287,995	28,592,116
Increase (decrease) in cash and cash equivalents	(11,727,941)	20,910,201	5,197,311
Cash and cash equivalents at beginning of year	66,424,145	45,513,944	40,316,633
Cash and cash equivalents at end of year	$54,696,204	$66,424,145	$45,513,944

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

While the Federal Home Loan Bank’s have been negatively impacted by the current economic conditions, the FHLB of Cincinnati has reported profits for 2011, remains in compliance with regulatory capital and liquidity requirements, continues to pay dividends on the stock and make redemptions at the par value.  With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2011 or 2010.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security’s ability to recover any decline in its market value, and management’s intent and ability to hold the security for a period of time sufficient to allow for a recovery in market value.  Among the factors that are considered in determining management’s intent and ability is a review of the Company’s capital adequacy, interest rate risk position and liquidity.  The assessment of a security’s ability to recover any decline in market value, the ability of the issuer to meet contractual obligations and management’s intent and ability requires considerable judgment.  A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest expense in the Consolidated Statement of Income.

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

Goodwill

Goodwill represents the amount by which the market value of the Company’s stock issued in an acquisition exceeded the fair value of the net assets acquired. During 2011, the Company adopted Accounting Standards Update (ASU) 2011-08, Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment.  The ASU allows a Company to first assess qualitative factors on an annual basis to determine whether it is necessary to perform the two-step goodwill impairment test.  The two-step goodwill impairment test can cause volatility in the Company’s reported net income because impairment losses could occur irregularly and in varying amounts. As of December 31, 2011 and 2010, respectively, net goodwill totaled $1.3 million.

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

The Company follows FASB guidance which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB ASC 740. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the FASB-issued guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2011. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statement of Income. The Company recognized no interest or penalties during the year ended December 31, 2011.

The Company and Bank account for income tax expense pursuant to a tax-sharing agreement whereby the Bank remits, or is refunded, income tax expense based on the Bank’s separate company tax liability.

Advertising Costs

Advertising costs are expensed as incurred.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Concentrations of Risk

Financial instruments which potentially subject the Company and its subsidiary to concentrations of credit risk primarily consist of cash and cash equivalents and loans receivable. Cash and cash equivalents include deposits placed in other financial institutions. At December 31, 2011, the Company had $41.7 million on deposit with the Federal Reserve Bank of Cleveland and federal funds sold of $3.2 million with the Great Lakes Bankers’ Bank. The Bank’s lending activity is primarily concentrated in loans collateralized by real estate in northeastern Ohio. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in that geographic area. Additionally, banking regulations and the Bank’s lending policies limit the amount of credit extended to any single borrower and their related interests thereby limiting the concentration of credit risk to any single borrower.

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

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold.  Cash payments for interest in 2011, 2010 and 2009 were $3.8 million, $4.1 million, and $4.5 million respectively.  Cash payments for income taxes for 2011, 2010, and 2009 were $420,000, $736,000 and $907,000, respectively.

Recent Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310):  A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.  The amendments in this Update provide additional guidance or clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring.  The amendments in this Update are effective for the first interim or annual reporting period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning annual period of adoption.  As a result of applying these amendments, an entity may identify receivables that are newly considered impaired.  For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011.  The Company has provided the necessary disclosures in Note 3.

In April 2011, the FASB issued ASU 2011-03, Transfers and Services (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.  The main objective in developing this Update is to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.  The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion.  The amendments in this Update apply to all entities, both public and nonpublic.  The amendments affect all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity.  The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date.  Early adoption is not permitted.  This ASU is not expected to have a significant impact on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820):  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs.  Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements.  The amendments in this Update are to be applied prospectively.  For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.  For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011.  Early application by public entities is not permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements (Continued)

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220):  Presentation of Comprehensive Income.  The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income.  To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated.  The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.  All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update.  For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter.  The amendments in this Update should be applied retrospectively, and early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment.  The objective of this update is to simplify how entities, both public and nonpublic, test goodwill for impairment.  The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350.  The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.  Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount.  The amendments in this Update apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements and are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.  This ASU is not expected to have a significant impact on the Company’s financial statements.

In September 2011, the FASB issued ASU 2011-09, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80):Disclosures about an Employer’s Participation in a Multiemployer Plan.  The amendments in this Update will require additional disclosures about an employer’s participation in a multiemployer pension plan to enable users of financial statements to assess the potential cash flow implications relating to an employer’s participation in multiemployer pension plans.  The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements.  For public entities, the amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted.  For nonpublic entities, the amendments are effective for annual periods of fiscal years ending after December 15, 2012, with early adoption permitted.  The amendments should be applied retrospectively for all prior periods presented. This ASU is not expected to have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements (Continued)

In December 2011, the FASB issued ASU 2011-10, Property, Plant, and Equipment (Topic 360):  Derecognition of in Substance Real Estate-a Scope Clarification.  The amendments in this Update affect entities that cease to have a  controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness.  That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt.  The amendments in this Update should be applied on a prospective basis to deconsolidation events occurring after the effective date.  Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities.  For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012.  For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. Early adoption is permitted.  This ASU is not expected to have a significant impact on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210):  Disclosures about Offsetting Assets and Liabilities.  The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement.  The requirements amend the disclosure requirements on offsetting in Section 210-20-50.  This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  This ASU is not expected to have a significant impact on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220):  Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.  In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05.  Entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05.  All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities should begin applying these requirements for fiscal years ending after December 15, 2012, and interim and annual periods thereafter.  This ASU is not expected to have a significant impact on the Company’s financial statements.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.  These reclassifications had no effect on either shareholders’ equity or net income.

2.      INVESTMENT SECURITIES

The amortized cost of securities and their estimated fair values are as follows:

Securities Available for Sale
	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of U.S. Government Agencies and Corporations	$96,956,082	$766,897	$(123,959)	$97,599,020

Mutual funds	543,415	--	(40,221)	503,194

Total	$97,499,497	$766,897	$(164,180)	$98,102,214

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of U.S. Government Agencies and Corporations	$76,082,573	$414,509	$(1,011,398)	$75,485,684

Mutual funds	543,415	15,573	--	558,988

Total	$76,625,988	$430,082	$(1,011,398)	$76,044,672

Securities Held to Maturity
	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of States and Political Subdivisions	$41,039,935	$2,815,688	$(21,654)	$43,833,969

Total	$41,039,935	$2,815,688	$(21,654)	$43,833,969

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of States and Political Subdivisions	$39,332,164	$1,368,278	$(218,351)	$40,482,091

Total	$39,332,164	$1,368,278	$(218,351)	$40,482,091

2.      INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair values of debt securities at December 31, 2011, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$875,643	$895,168	$2,537,661	$2,579,176
Due after one year through five years	49,809,357	50,253,179	14,597,989	15,479,922
Due after five through ten years	42,892,015	43,016,456	23,048,051	24,845,895
Due after ten years	3,379,067	3,434,217	856,234	928,976
	$96,956,082	$97,599,020	$41,039,935	$43,833,969

Investment securities with an approximate carrying value of $58.4 million and $55.5 million at December 31, 2011 and 2010, respectively, were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010.  As of December 31, 2011, there were a total of 14 securities in an unrealized loss position.

	December 31, 2011
	Less than Twelve Months			Twelve Months or Greater			Total
		Gross	Number of		Gross	Number of		Gross
	Fair	Unrealized	Impaired	Fair	Unrealized	Impaired	Fair	Unrealized
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses
U. S. Government Agencies and Corporations	$32,709,685	$(123,959)	8	--	--	--	$32,709,685	$(123,959)

Obligations of States and Political Subdivisions	1,400,448	(21,654)	5	--	--	--	1,400,448	(21,654)

Total temporarily impaired debt securities	34,110,133	(145,613)	13	--	--	--	34,110,133	(145,613)
Mutual Funds	503,194	(40,221)	1	--	--	--	503,194	(40,221)
Total temporarily impaired equity securities	503,194	(40,221)	1	--	--	--	503,194	(40,221)
Total of all securities	$34,613,327	$(185,834)	14	--	--	--	$34,613,327	$(185,834)

	December 31, 2010
	Less than Twelve Months			Twelve Months or Greater			Total
		Gross	Number of		Gross	Number of		Gross
	Fair	Unrealized	Impaired	Fair	Unrealized	Impaired	Fair	Unrealized
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses
U. S. Government Agencies and Corporations	$33,935,490	$(1,011,398)	18	--	--	--	$33,935,490	$(1,011,398)

Obligations of States and Political Subdivisions	6,388,398	(218,351)	26	--	--	--	6,388,398	(218,351)

Total temporarily impaired debt securities	40,323,888	(1,229,749)	44	--	--	--	40,323,888	(1,229,749)
Total of all securities	$40,323,888	$(1,229,749)	44	--	--	--	$40,323,888	$(1,229,749)

2.     INVESTMENT SECURITIES (CONTINUED)

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

No impairment loss was recognized during 2011.  An impairment loss of $457,000 was recognized during 2010 on a mutual fund owned by the Company.  The non-publically traded mutual fund is comprised solely of community and regional financial institution stocks. The Company performed an assessment of the decline in the fair value of the mutual fund and determined that it should be recognized as other than temporary impairment.

3.    LOANS

Major classifications of loans are summarized as follows as of December 31:

	2011	2010
Real estate – residential	$97,583,238	$87,505,717
Real estate – farm	11,028,432	9,925,340
Real estate – commercial	58,213,465	51,310,626
Real estate – construction	12,467,999	10,406,156
Commercial and other loans	41,666,625	41,931,142
Consumer and credit card loans	5,865,194	6,866,408
	226,824,953	207,945,389
Less allowance for loan losses	(2,275,176)	(2,665,607)
Less net deferred loan origination fees	(216,756)	(205,095)
Loans, net	$224,333,021	$205,074,687

3.	LOANS (CONTINUED)

	December 31, 2011
	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total

Real estate - residential and farm	$--	$108,611,670	$108,611,670
Real estate - commercial and construction	545,040	70,136,424	70,681,464
Commercial and other loans	481,706	41,184,919	41,666,625
Consumer and credit card loans	--	5,865,194	5,865,194
Total	$1,026,746	$225,798,207	$226,824,953

	December 31, 2010
	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total

Real estate - residential and farm	--	$97,431,057	$97,431,057
Real estate - commercial and construction	$957,590	60,759,192	61,716,782
Commercial and other loans	639,218	41,291,924	41,931,142
Consumer and credit card loans	--	6,866,408	6,866,408
Total	$1,596,808	$206,348,581	$207,945,389

Loans held for sale at December 31, 2011 and 2010 were $0 and $320,000, respectively.  They were carried at cost.  Real estate loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC), which are not included in the consolidated balance sheet, totaled $43.8 million and $47.8 million at December 31, 2011 and 2010, respectively.  The Bank is currently collecting a fee of .25% for servicing these loans.

The Company’s primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted.  The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines.  Although the Company has a diversified loan portfolio at December 31, 2011 and 2010, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2011 and December 31, 2010:

December 31, 2011	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
					Unpaid
	Recorded	Related	Recorded	Recorded	Principal
	Investment	Allowance	Investment	Investment	Balance

Real estate - commercial and construction	--	--	$545,040	$545,040	$545,040
Commercial and other loans	$481,706	$358,662	--	481,706	481,706
Total Impaired Loans	$481,706	$358,662	$545,040	$1,026,746	$1,026,746

December 31, 2010	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
					Unpaid
	Recorded	Related	Recorded	Recorded	Principal
	Investment	Allowance	Investment	Investment	Balance

Real estate - commercial and construction	$957,590	$131,765	--	$957,590	$957,590
Commercial and other loans	639,218	231,491	--	639,218	639,218
Total Impaired Loans	$1,596,808	$363,256	--	$1,596,808	$1,596,808

3.	LOANS (CONTINUED)

The following table presents the average recorded investment in impaired loans and related interest income recognized for the year 2011 and 2010:

	2011	2010

Average Investment in impaired loans:
Real estate – commercial	$751,315	$969,209
Commercial loans	494,612	543,367
Interest income recognized on an accrual basis on impaired loans:
Real estate - commercial	$--	$71,163
Commercial loans	32,581	33,389
Interest income recognized on a cash basis on impaired loans	--	--

Total nonaccrual loans and the related interest for the years ended December 31 are as follows.

	2011	2010	2009
Principal outstanding	$596,376	$107,402	$--
Contractual interest due	$54,166	$3,524	$--
Interest income recognized	$--	$--	$--

The following tables present loans that are troubled debt restructurings as of December 31, 2011 and 2010:

Troubled Debt
Restructurings that
	Troubled Debt		New Troubled Debt		Subsequently
	Restructurings at		Restructurings in		Defaulted during Prior
December 31, 2011	Period End		YTD Period		Twelve Months
	Number of	Recorded	Number of	Recorded	Number of	Recorded
	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate - residential and farm	--	--	--	--	--	--
Real estate - commercial and construction	--	--	--	--	--	--
Commercial and other loans	4	$481,707	1	$244,546	--	--
Consumer and credit card loans	1	1,231	1	1,231	--	--
Total	5	$482,938	2	$245,777	--	--

Troubled Debt
Restructurings that
	Troubled Debt		New Troubled Debt		Subsequently
	Restructurings at		Restructurings in		Defaulted during Prior
December 31, 2010	Period End		YTD Period		Twelve Months
	Number of	Recorded	Number of	Recorded	Number of	Recorded
	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate - residential and farm	--	--	--	--	--	--
Real estate - commercial and construction	--	--	--	--	--	--
Commercial and other loans	3	$283,205	3	$292,482	--	--
Consumer and credit card loans	--	--	--	--	--	--
Total	3	$283,205	3	$292,482	--	--

3.	LOANS (CONTINUED)

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

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2011 and 2010.  Included in the Pass category are loans that have not been individually reviewed and graded on an annual basis.

		Special
December 31, 2011	Pass	Mention	Substandard	Doubtful	Total

Real estate - residential and farm	$105,915,706	$1,001,602	$1,694,362	--	$108,611,670
Real estate - commercial and construction	63,836,573	3,199,901	3,644,990	--	70,681,464
Commercial and other loans	40,045,424	497,806	999,124	$124,271	41,666,625
Consumer and credit card loans	5,798,288	42,142	24,764	--	5,865,194
Total	$215,595,991	$4,741,451	$6,363,240	$124,271	$226,824,953

		Special
December 31, 2010	Pass	Mention	Substandard	Doubtful	Total

Real estate - residential and farm	$94,542,356	$1,392,351	$1,496,350	--	$97,431,057
Real estate - commercial and construction	50,610,705	6,559,073	4,547,004	--	61,716,782
Commercial and other loans	39,304,012	688,352	1,803,409	$135,369	41,931,142
Consumer and credit card loans	6,808,388	42,215	15,805	--	6,866,408
Total	$191,265,461	$8,681,991	$7,862,568	$135,369	$207,945,389

3.	LOANS (CONTINUED)

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans  and nonaccrual loans as of December 31, 2011 and 2010:

December 31, 2011	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days	Total Past Due	Non- Accrual	Total Loans

Real estate – residential and farm	$108,388,429	$102,095	$82,371	--	$184,466	$38,775	$108,611,670
Real estate – commercial and construction	70,136,424	--	--	--	--	545,040	70,681,464
Commercial and other loans	41,584,712	67,892	3,274	--	71,166	10,747	41,666,625
Consumer and credit card loans	5,848,336	10,250	4,278	$516	15,044	1,814	5,865,194
Total	$225,957,901	$180,237	$89,923	$516	$270,676	$596,376	$226,824,953

December 31, 2010	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days	Total Past Due	Non- Accrual	Total Loans

Real estate – residential and farm	$97,253,887	$53,829	$15,939	--	$69,768	$107,402	$97,431,057
Real estate – commercial and construction	60,618,420	1,098,362		--	1,098,362	--	61,716,782
Commercial and other loans	41,734,675	178,788	17,679	--	196,467	--	41,931,142
Consumer and credit card loans	6,858,090	5,585	1,055	$1,678	8,318	--	6,866,408
Total	$206,465,072	$1,336,564	$34,673	$1,678	$1,372,915	$107,402	$207,945,389

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates.  A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2011 is as follows:

Balance		Amounts	Balance
December 31, 2010	Additions	Collected	December 31, 2011

$3,494,309	$875,996	$1,499,508	$2,870,797

4.	ALLOWANCE FOR LOAN LOSSES

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

An analysis of the change in the allowance for loan losses follows:

	2011	2010	2009
Balance, January 1	$2,665,607	$2,441,169	$2,525,202
Add:
Provision charged to operations	--	215,182	2,000
Loan recoveries	26,842	69,651	46,811
Less: Loans charged off	(417,273)	(60,395)	(132,844)
Balance, December 31	$2,275,176	$2,665,607	$2,441,169

The following tables summarize the primary segments of the ALL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2011 and 2010.  Activity in the allowance is presented for the twelve months ended December 31, 2011 and 2010:

	Real Estate	Real Estate	Commercial	Consumer
	Residential	Commercial	and	and
December 31, 2011	and Farm	and Construction	Other Loans	Credit Cards	Total

Allowance for Loan Losses:
Beginning Balance	$671,646	$985,042	$954,526	$54,393	$2,665,607
Charge-offs	(19,095)	(392,830)	--	(5,348)	(417,273)
Recoveries	67	3,600	20,591	2,584	26,842
Provision	21,287	20,969	(42,256)	--	--
Ending Balance	$673,905	$616,781	$932,861	$51,629	$2,275,176

Ending Balance: individually evaluated for impairment	$0	$0	$358,662	$0	$358,662

Ending Balance: collectively evaluated for impairment	$673,905	$616,781	$574,199	$51,629	$1,916,514

4.	ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	Real Estate	Real Estate	Commercial	Consumer
	Residential	Commercial	and	and
December 31, 2010	and Farm	and Construction	Other Loans	Credit Cards	Total

Allowance for Loan Losses:
Beginning Balance	$904,967	$646,940	$793,020	$96,242	$2,441,169
Charge-offs	(50,214)	--	--	(10,181)	(60,395)
Recoveries	563	44,345	18,470	6,273	69,651
Provision	(183,670)	293,757	143,036	(37,941)	215,182
Ending Balance	$671,646	$985,042	$954,526	$54,393	$2,665,607

Ending Balance: individually evaluated for impairment	$0	$131,765	$231,491	$0	$363,256

Ending Balance: collectively evaluated for impairment	$671,646	$853,277	$723,035	$54,393	$2,302,351

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

5.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2011	2010
Land and improvements	$1,773,152	$1,822,652
Building and improvements	5,585,438	5,748,286
Leasehold improvements	78,761	78,761
Furniture, fixtures and equipment	3,663,764	3,638,390
	11,101,115	11,288,089
Less accumulated depreciation	(5,640,521)	(5,536,549)
Total	$5,460,594	$5,751,540

Depreciation expense charged to operations was $293,000 for 2011, $329,000 for 2010, and $392,000 for 2009.

6.	GOODWILL

As of December 31, 2011 and 2010, goodwill had a gross carrying amount of $1.6 million and an accumulated amortization amount of $0.3 million resulting in a net carrying value of $1.3 million.

The carrying value of goodwill was tested for impairment in the fourth quarter of 2011 per Accounting Standards Update 2011-08, Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment issued in September 2011.  The Company assessed relevant events and circumstances that occurred during 2011 such as macroeconomic conditions in the U.S., industry and market considerations, overall financial performance and other relevant Bank-specific events. Based on this analysis, it was determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount, therefore no goodwill impairment loss was recognized.

7.	DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more.  Such deposits aggregated $81.5 million and $76.5 million at December 31, 2011 and 2010, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1.5 million in 2011, $1.5 million in 2010, and $1.5 million in 2009.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2011.

3 months or less	$11,765,647
Over 3 through 6 months	9,508,364
Over 6 through 12 months	17,372,460
Over 12 months	42,865,800
Total	$81,512,271

The following table sets forth the remaining maturity of all time deposits at December 31, 2011.

12 month or less	$86,615,773
12 months through 24 months	33,015,092
24 months through 36 months	16,956,540
36 months through 48 months	19,458,324
48 months through 60 months	15,755,933
Over 60 months	4,374
$171,806,036

8.	SHORT-TERM BORROWINGS

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

	2011	2010
Short-term borrowings:
Ending balance	$945,000	$3,585,000
Maximum month-end balance during the year	3,470,000	5,020,000
Average month-end balance during the year	2,632,000	4,065,000
Weighted average rate at year end	0.23%	0.23%
Weighted average rate during the year	0.23%	0.23%

The Company has pledged investment securities with carrying values of $4.1 million and $4.0 million as of December 31, 2011 and 2010, respectively, as collateral for the repurchase agreements.

9.	FEDERAL HOME LOAN BANK ADVANCES

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2012 through 2017.  The weighted average rate paid on the advances is 6.36%.  The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2011 are as follows:

Year Ending December 31,	Amount
2012	$188,555
2013	85,347
2014	66,086
2015	58,465
2016	16,079
2017	1,244
Total	$415,776

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio (“FHLB”).  The FHLB borrowings, when used, are collateralized by the Bank’s investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with the FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances.  At December 31, 2011, the Bank had additional borrowing capacity under the FHLB agreement of approximately $38.2 million.

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

The 401(k) plan allows employees to make salary reduction contributions to the plan up to the annual limit established by the IRS.  For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year.  The Bank may choose not to make matching contributions for a particular plan year.  For 2011 and 2010 the Bank matched 25% of the employees’ voluntary contributions up to 1% of the employee’s compensation.

The pension costs charged to operating expense for the years 2011, 2010 and 2009 amounted to $360,000, $337,000, and $352,000, respectively.

11.	OTHER OPERATING EXPENSE

Other operating expense included the following:

	2011	2010	2009
Professional fees	$122,114	$142,641	$146,142
Franchise tax	533,251	526,623	522,588
Insurance and Bond Expense	377,528	452,524	603,360
Telephone	130,932	120,009	124,123
Stationery, supplies and printing	136,996	148,713	146,555
Postage, express and freight	220,760	206,703	202,223
Data processing	232,196	208,128	204,683
Examination and Audit	160,126	153,298	229,509
Other	928,938	901,750	893,270
Total	$2,842,841	$2,860,389	$3,072,453

12.	OPERATING LEASES

The Bank leases the space housing the branch located in Berlin, Ohio.  The lease expires in three years, with an option to automatically renew for an additional ten year period.  Minimum future rental payments are as follows:

Less than 1 year	$20,458
1 to 3 years	27,962
$48,420

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consist of:

	2011	2010	2009
Current payable	$496,672	$788,813	$818,542
Deferred	108,124	(275,750)	16,901
Total provision	$604,796	$513,063	$835,443

The following is a reconciliation between the Company’s provision for federal income taxes and the amount of income taxes computed at the 34% statutory rate in effect for all years presented.

	2011		2010		2009
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre- Tax Income
Provision at statutory rate	$1,183,000	34.0%	$1,187,463	34.0%	$1,349,934	34.0%
Tax exempt income	(602,656)	(17.3)	(675,888)	(19.4)	(567,467)	(14.3)
Non-deductible interest Expense	28,573	0.8	40,853	1.2	42,271	1.1
Other, net	(4,121)	(0.1)	(39,365)	(1.1)	10,705	0.3
Tax expense and effective rate	$604,796	17.4%	$513,063	14.7%	$835,443	21.1%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2011	2010
Deferred Tax Assets:
Allowance for loan losses	$575,428	$708,277
Net unrealized loss on securities	--	202,942
Other	166,189	327,745
Deferred tax asset	741,617	1,238,964
Deferred Tax Liabilities:
Premise and equipment	230,333	233,102
Stock dividends	243,814	243,814
Net unrealized gain on securities	49,686	--
Other, net	4,128	6,423
Deferred tax liabilities	$527,961	$483,339
Net deferred tax assets	$213,656	$755,625

No valuation allowance was established at December 31, 2011 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the company’s earnings potential.

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

These commitments were comprised of the following at December 31:

	2011	2010
Commitments to extend credit	$51,258,000	$42,833,000
Standby letters of credit	834,000	1,185,000
Total	$52,092,000	$44,018,000

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

The Company has not been required to perform any financial guarantees during the past two years.  The Company has not incurred any losses on its commitments in 2011, 2010 or 2009.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business.  It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15.	REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus.  Under this formula, the amount available for payment of dividends by the Bank to the Company at December 31, 2011, without the approval of the regulatory authorities is $3.0 million.

Included in cash and due from banks are required federal reserves of $4.8 million and $4.1 million at December 31, 2011 and 2010, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System.  The required reserves are computed by applying prescribed ratios to the classes of average deposit balances.  These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

15.	REGULATORY MATTERS (CONTINUED)

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations.  Further, such secured loans are limited in amount to ten percent of the Bank’s capital.  The Company had no such borrowings at December 31, 2011 and 2010.

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

As of December 31, 2011 and 2010, the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action.  To be classified as a well-capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.  There have been no conditions or events since notification that management believes have changed this category.

The Company’s actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements.  The capital position of the Bank does not differ significantly from the Company’s.

Amounts expressed in thousands	2011		2010
	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)
Actual	$45,771	18.00%	$45,400	19.61%
For Capital Adequacy Purposes	20,344	8.00	18,518	8.00
To be well-capitalized	25,430	10.00	23,148	10.00
Tier 1 Capital (to Risk Weighted Assets)
Actual	43,496	17.10%	42,734	18.46%
For Capital Adequacy Purposes	10,172	4.00	9,259	4.00
To be well-capitalized	15,258	6.00	13,889	6.00
Tier 1 Capital (to Average Assets)
Actual	43,496	9.98%	42,734	10.58%
For Capital Adequacy Purposes	17,427	4.00	16,160	4.00
To be well-capitalized	21,784	5.00	20,200	5.00

17.	FAIR VALUE MEASUREMENTS

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

The following table presents the assets reported on the consolidated statements of financial condition at their fair value as of December 31, 2011 and 2010 by level within the fair value hierarchy. As required by the current accounting guidance, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2011
	Level I	Level II	Level III	Total
	(In thousands)
Assets measured on a recurring basis:
Securities available for sale:
U.S. Government and Agency Obligations	$--	$97,599	$--	$97,599
Mutual Funds	--	503	--	503

Assets measured on a nonrecurring basis:
Impaired loans	--	--	$668	$668

	December 31, 2010
	Level I	Level II	Level III	Total
	(In thousands)
Assets measured on a recurring basis:
Securities available for sale:
U.S. Government and Agency Obligations	$--	$75,486	$--	$75,486
Mutual Funds	--	559	--	559

Assets measured on a nonrecurring basis:
Impaired loans	--	--	$1,234	$1,234

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at December 31 are as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and due from depository institutions	$51,528	$51,528	$61,711	$61,711
Federal funds sold	3,168	3,168	4,713	4,713
Securities available for sale	98,102	98,102	76,045	76,045
Securities held to maturity	41,040	43,834	39,332	40,482
Loans	224,333	235,528	205,075	213,729
Loans held for sale	--	--	320	320
Accrued interest receivable	1,121	1,121	1,165	1,165
Regulatory stock	1,884	1,884	1,884	1,884
Bank-owned life insurance (“BOLI”)	7,449	7,449	5,727	5,727
Financial liabilities:
Deposits	$389,063	$393,054	$356,189	$359,687
Short term borrowings	945	945	3,585	3,585
Federal Home Loan Bank advances	416	483	644	755
Accrued interest payable	160	160	185	185

18.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

Commitments to Extend Credit and Standby Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available.  The carrying value, represented by the net deferred fee arising from the unfunded commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure.  The contractual amounts of unfunded commitments and letters of credit are presented previously in the commitments and contingent liabilities note.

19.	PARENT COMPANY

The following are parent company only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,
	2011	2010
ASSETS
Cash	$306,612	$250,511
Investment in Bank	44,299,252	42,769,534
Investments – available for sale	503,194	558,988
Deferred tax asset	168,914	149,944
Total assets	$45,277,972	$43,728,977
LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividend checks outstanding	$55,141	$49,287
Shareholders’ equity	45,222,831	43,679,690
Total liabilities and shareholders’ equity	$45,277,972	$43,728,977

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2011	2010	2009
INCOME
Dividends from Bank	$2,225,000	$1,950,000	$2,300,000
Operating expenses	93,223	65,586	63,203
Impairment loss	--	456,585	--
Income before income tax benefit	2,131,777	1,427,829	2,236,797
Income tax benefit	(31,407)	(177,181)	(21,472)
Income before equity in undistributed net income of subsidiary	2,163,184	1,605,010	2,258,269
Equity in undistributed net income of Bank	711,432	1,374,466	876,683
NET INCOME	$2,874,616	$2,979,476	$3,134,952

19.	PARENT COMPANY (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
OPERATING ACTIVITIES
Net income	$2,874,616	$2,979,476	$3,134,952
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(711,432)	(1,374,466)	(876,683)
Impairment loss on securities	--	456,585	-
Increase in other assets	--	(155,239)	-
Increase (decrease) in other liabilities	5,854	(18,223)	(9,941)
Net cash provided by operating activities	2,169,038	1,888,133	2,248,328
INVESTING ACTIVITIES
Net cash used in investing activities	--	--	--
FINANCING ACTIVITIES
Purchase of treasury shares	(237,919)	(81,967)	(527,146)
Dividends paid	(1,875,018)	(1,880,953)	(1,853,242)
Net cash used in financing activities	(2,112,937)	(1,962,920)	(2,380,388)
INCREASE (DECREASE) IN CASH	56,101	(74,787)	(132,060)
CASH AT BEGINNING OF YEAR	250,511	325,298	457,358
CASH AT END OF YEAR	$306,612	$250,511	$325,298

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2011	June 2011	September 2011	December 2011
Total interest income	$3,550	$3,599	$3,683	$3,739
Total interest expense	985	979	942	906
Net interest income	2,565	2,620	2,741	2,833
Provision for loan losses	--	--	--	--
Net interest income after provision for loans losses	2,565	2,620	2,741	2,833
Total noninterest income	353	387	653	377
Total noninterest expense	2,301	2,255	2,233	2,260
Income before income taxes	617	752	1,161	950
Income taxes	49	122	245	189
Net income	$568	$630	$916	$761
Per share data:
Net earnings	$0.92	$1.02	$1.49	$1.24
Weighted average shares outstanding	615,897	615,712	614,827	613,804

20.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED) (IN THOUSANDS EXCEPT PER SHARE DATA)

	Three Months Ended
	March 2010	June 2010	September 2010	December 2010
Total interest income	$3,721	$3,766	$3,726	$3,698
Total interest expense	994	1,008	1,034	1,032
Net interest income	2,727	2,758	2,692	2,666
Provision for loan losses	--	155	60	--
Net interest income after provision for loans losses	2,727	2,603	2,632	2,666
Total noninterest income	629	423	455	537
Total noninterest expense	2,249	2,046	2,753	2,132
Income before income taxes	1,107	980	334	1,071
Income taxes (benefit)	165	164	(73)	257
Net income	$942	$816	$407	$814
Per share data:
Net earnings	$1.53	$1.32	$0.66	$1.32
Weighted average shares outstanding	616,706	616,706	616,706	616,551